

03022644

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Premier Oil Group plc

*CURRENT ADDRESS: 23 Lower Belgrave St.
London
SW1W 0NR
United Kingdom

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

FILE NO. 82- 34723

FISCAL YEAR:

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 6/12/03

82-34723

PREMIER OIL GROUP PLC
PREMIER OIL PLC
DOCUMENTS INDEX

TAB

Documents made public by Premier since September 1, 2002



Interim Results for the six months to 30 June 2002

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Premier is an independent exploration and production company with gas and oil interests principally in the UK, Pakistan, Myanmar and Indonesia.

Highlights

Strengthening finances

- Turnover up 22 per cent to £115.2 million (2001: £94.5 million) reflecting higher production
- Pre-tax profits increased 46 per cent to £36.1 million (2001: £24.8 million)
- Reported profit after tax 23 per cent higher at £15.3 million (2001: £12.4 million)
- Increase in pro forma(1) net profit of 17 per cent to £20.7 million (2001: £17.7 million)
- Operating cash flow, including joint ventures, higher by 29 per cent at £79.8 million (2001: £62.1 million)
- Net debt reduced by £64.8 million over the period to £314.5 million

Operational success

- Production up 42 per cent at 50.2 mboepd (2001: 35.3 mboepd) - at top end of target range of 45-50 mboepd
- Higher gas deliveries from operated gas projects in South East Asia
- Yetagun capacity upgrade to 260 mmscfd complete ahead of schedule
- Top quartile safety performance on operated facilities

Commercial and exploration

- Zamzama gas sales agreement signed in March
- Additional 5 per cent interest in UK Kyle field acquired for £3.4 million
- Agreements reached for new prospective exploration acreage in UK, India and Gabon

Sir David John, Chairman, commented:
"This is a good set of results - we have made further progress towards our goals of improved financial and operational performance. Production, turnover and profits are all significantly higher, despite lower oil prices. And we have an exciting drilling programme ahead.
I am happy to report that good progress has also been made with our restructuring discussions with shareholders Amerada Hess and Petronas. We have reached commercial agreement in principle on the material terms of a restructuring of the company. The legal documentation is being put in place to reflect this. We expect to make a further announcement shortly."

16 September 2002

ENQUIRIES:

ENQUIRIES:

Premier Oil plc	**Tel: 020 7730 1111**
Charles Jamieson, Chief Executive	
John van der Welle	
College Hill	**Tel: 020 7457 2020**
James Henderson	
Archie Berens	

(1)The pro forma results include the deferred profits attributable to gas not taken under the take or pay provisions of gas sales agreements in Myanmar and Indonesia of £5.4 million (2001: £5.3 million), which cannot be included in profits under UK GAAP. This information is provided to enable investors to evaluate better the company's underlying financial performance.

PREMIER OIL PLC
Interim Results for the six months to 30 June 2002

Chairman's Statement

I am pleased to report that the first half of 2002 has seen further progress towards our goals of improved financial and operational performance.

Production in the period averaged 50,200 barrels of oil equivalent per day (boepd), up by 23% from the average for 2001. Oil prices have remained strong at over $23 per barrel. As a consequence profits in the first half have risen for the third financial year in succession.

Financial Results

Profits after tax for the period were up by 23% at £15.3 million (2001: £12.4 million). Proforma profits after tax were 17% higher at £20.7 million. These net profits include profits attributable to gas contracts in Myanmar and Indonesia where customers have not yet required delivery of the full quota of gas contracted. These increases reflect the rise in the level of production due to the build-up of South East Asian gas deliveries, together with reduced unit costs and interest charges. However, profits after tax were adversely effected – by £3.6 million – due to the Chancellor's Budget changes to UK oil and gas taxes announced earlier this year.

Net debt (including project debt) continued to fall as targeted, ending the six month period down by £64.8 million at £314.5 million, reflecting higher cash flow and disposal proceeds.

Production and Development Operations

Our production target for 2002, announced in March this year, is at a level of 45-50,000 boepd which is sustainable going forward. The first half performance is at the upper end of this range, and we remain confident of achieving the target for the year as a whole.

In the UK production volumes were up on the prior year, notwithstanding a curtailment on the Kyle field due to pipeline problems which have now been resolved.

Production from Indonesia became Premier's second largest source behind the UK, representing 35% of group production. There has been a substantial increase of over 80% in our Indonesian volumes, which are also ahead of budget. High gas deliveries from our operated West Natuna gas facilities mainly account for the increase. Development work in preparation for a second sale of gas to Malaysia has progressed well.

In Myanmar production from the operated Yetagun field is now averaging close to 200 million standard cubic feet per day (mmscfd) in line with the daily contract quantity. The capacity upgrades to the facilities to allow for the contracted increase to 260 mmscfd

from the fourth quarter have been successfully advanced. In Pakistan, development work continues on the Bhit and Zamzama fields, which are on-track for their planned start-up dates.

The group's safety performance for the first half of 2002 has again improved. From the 48% reduction in significant accidents achieved during 2001 we have so far achieved a further 10% reduction this year while increasing the number of manhours worked for the period from 2.5 to 3.5 million. This year has also seen outstanding examples of business unit safety performance, with Myanmar achieving two years of continuous offshore operations without a significant accident in April, and Indonesia achieving one year free of significant accident in June.

We have now received safety performance data for the global oil and gas industry which puts Premier into the upper quartile for the industry out of a peer group of 41 companies.

Commercial

The gas sales agreement for the second tranche of reserves from the Zamzama gas field in Pakistan was signed in March. The second sale of gas from West Natuna block A in Indonesia to Malaysia is progressing and agreement is targeted for signature by year end.

The purchase of an additional 5% interest in the Kyle field was completed in June for £3.4 million. This has increased Premier's interest to 40%.

Exploration

Two wildcat wells were drilled on Zarghun North in Pakistan and offshore Guinea Bissau. Despite testing the Zarghun well was not successful.

The Guinea Bissau well provided encouragement in that live oil shows were found in a secondary horizon. However the main target reservoir was not penetrated for technical reasons. Following further seismic work, a drilling programme is planned for 2003.

In the Dumbar gas block in South West Pakistan the Benir-2 and Zirkani-1 wells will be drilled. The first of these started in late June. Two oil targets will be drilled at the beginning of the fourth quarter on Indonesian block A – on the Kuda Nil and Binturong prospects.

An interest has recently been acquired in UKCS block 204/16. A well was spudded in early September with the objective of proving up an extension to the Marjun-1 discovery in the neighbouring Faroes block.

In West Africa agreement has been reached to farm-in to the offshore Phenix block and in North East India farm-ins have been agreed on the Jaipur and Cachar blocks, subject to government approval.

Board

In June Tan Sri Dato' Mohd Hassan Marican resigned from the Board due to his commitments as President and Chief Executive of Petronas. His place was taken by Mohammed Medan Abdullah, a lawyer and senior executive of Petronas.

Outlook

In March I wrote to you that we were in specific discussions with our alliance partners – Petronas and Amerada Hess - to find the best way forward for all Premier's shareholders.

I am happy to report that good progress has been made with our restructuring discussions. We have reached commercial agreement in principle on the material terms of a restructuring of the company. The legal documentation is being put in place to reflect this. We expect to make a further announcement shortly.

Sir David John KCMG

Financial and Operations Review

Profit and loss account

Profit after tax for the half year to 30 June 2002 amounted to £15.3 million, compared with £12.4 million in the first half of 2001. Net profits associated with take-or-pay receivables for the period under gas sales arrangements in Myanmar and Indonesia amounted to £5.4 million (2001: £5.3 million) – these profits have been deferred as in previous results. Proforma total reported and deferred net profits for the half year amounted to £20.7 million (2001: £17.7 million) – Premier believes that this proforma total is a better measure of the group's underlying profitability than the statutory reported net profit.

Group production, on a working interest basis, was significantly higher by 42% at 50,200 boepd (2001: 35,300 boepd). The increase reflected higher volumes in each country, in particular in Indonesia. The average Brent oil price in the period was, however, lower by $2.22 per barrel (bbl) at $23.07/bbl (2001: $25.29/bbl). Hedging activities had minimal impact in the period – the group had oil price hedges in place at a Brent price floor of $20/bbl with caps at approximately $30/bbl. Realised gas prices increased by $1.00 per thousand cubic feet (mcf) to $3.19/mcf. As a result turnover increased by £20.7 million to £115.2 million.

Cost of sales increased from £35.9 million to £47.4 million reflecting higher production partly offset by cost reductions. Including the joint ventures in Myanmar and Pakistan, total cost of sales increased to £59.0 million. However the underlying group unit operating cost at £3.29 per barrel of oil equivalent (boe), was down 17% from 2001. Underlying group amortisation also decreased by 8% at £3.03/boe reflecting lower amortisation in the UK following the FRS 11 writedown in the annual results for 2001, and a higher proportion of low cost production from Asia.

Administrative costs fell by £0.7 million to £3.5 million – a decrease of nearly 17% - as the group continued its efforts to reduce overhead expenses. Operating profits, including joint ventures, rose by £8.1 million to £52.7 million largely due to the increased contribution from higher production in the joint ventures.

Net interest expenses of £15.8 million were significantly down from £21.3 million in the corresponding period, as debt levels have been reduced from their peak last year. Realised exchange losses of £0.8 million (2001: gain £1.5 million) were incurred, as the US dollar weakened against sterling.

The taxation charge was substantially higher at £20.8 million – an increase of £8.4 million – reflecting higher pre-tax profits and the adverse changes to UK corporation tax on ring fence profits announced in the Chancellor's Budget earlier this year. These changes have increased Premier's tax charge by £3.6 million in the first half of the year, mainly reflected in a one-off adjustment in the deferred tax charge to account for the higher tax rate of 40% effective from April this year.

Cash flow

Net cash flow from operating activities, which excludes the joint ventures, amounted to £62.5 million – up from £35.7 million in 2001. Including joint ventures this increased to £79.8 million (2001: £62.1 million). After interest and taxes are deducted, cash flow (including joint ventures) amounted to £61.9 million, an increase of £25.0 million over the prior year period.

Capital expenditure in the half year was £25.1 million, or £36.8 million including joint ventures (2001: £36.7 million). This latter amount is analysed as to £15.4 million (2001: £24.6 million) on field development, £16.8 million (2001: £7.8 million) on exploration and appraisal, with other expenditure of £4.6 million. The decrease in expenditure on field developments reflects the completion of the West Natuna gas project and the Kyle field development. At the same time Premier has been increasing its focus on exploration related activities.

Capital expenditure was offset by proceeds of £21.2 million from portfolio management undertaken in 2001.

Net debt

Net debt, including balances in joint ventures, has continued to fall due to rising net cash flow together with the proceeds of 2001 portfolio management received this year, and stood at £314.5 million at 30 June 2002 (31 December 2001: £379.3 million). Bank debt of £131.6 million has been classified as short term debt as the bank facility matures on 30 June 2003 – plans for refinancing this are being advanced. Gearing, defined as net debt (including joint venture balances) divided by net assets, was down from 122% at the end of last year at a level of 98%.

Group production

Average working interest production for the six month period amounted to 50,200 boepd, an increase of 14,900 boepd on the corresponding period. The major contributions to the rise were increased volumes from the West Natuna project and the Yetagun field, where the build-up to daily contractual quantities of gas deliveries has continued. Production comprised 43% liquids and 57% gas, a higher gas proportion than previously, reflecting the continuing build-up of South East Asian gas production.

Exploration and appraisal

During the half year Premier drilled three wells – two in Pakistan and one offshore Guinea Bissau. One well in Pakistan is still drilling ahead - the Benir-2 well in the Dumbar block - whilst the other two were not successful in establishing commercial levels of reserves. In the last year or so, efforts have been directed towards generating new prospects to drill in existing areas of activity along with selectively acquiring attractive new areas for exploration. This effort has lead to the new acreage secured in Guinea Bissau, together with new concessions being acquired in the UK, Gabon and India separately announced today.

Europe

Production in the UK amounted to 18,000 boepd representing 36% of group production, compared to 48% in the same period last year. The volume represents an increase of some 6% on last year's level, and is at a peak in 2002 compared with recent years.

The Wytch Farm oil field produced 57,800 boepd (Premier share 7,200 boepd), down only 8% on the corresponding period last year reflecting the continued success of the infill drilling of multilateral sidetracks in maintaining production levels.

Premier's net production from Kyle was 4,500 boepd, up 25% on the same period last year during which the field came onstream. Although the field was in production for a full half year, oil production rates were curtailed by a blockage in the gas export pipeline from early April. Full production was restored by mid July at which point the fourth development well, 29/2c –15, also came onstream at rates in line with expectations. Gross field rates are currently 16,500 barrels of oil per day and 20 mmscfd of gas. In June Premier acquired an additional 5% equity in the field from Roc Oil, taking our interest to 40%, effective from the beginning of this year.

In the Fife area, Premier's net production amounted to 4,000 boepd from the Fife, Fergus, Flora and Angus fields. This is up 18% on the corresponding period last year due to a successful infill well on Fife and new production from Angus, which came onstream again late last year following re-development.

On the exploration front, in July Premier concluded a farm-in agreement with British Gas to earn up to 20.8% equity in UKCS block 204/16 by carrying their costs in a well to appraise the extension of the adjacent Faroes block 6004/16-1z Marjun-1 discovery. The appraisal well has recently been spudded.

In Albania, following commercial negotiations Premier and its partners have decided to commit to the first phase of a new development scheme. This phase involves the drilling of 20 new wells and the construction of related production facilities. First production from these wells is expected in January 2003 and the results of these wells will be analysed in late 2003, prior to making any further commitment to expanding the project. The majority of Premier's costs in respect of this first phase are carried by a partner in the project.

Pakistan

Premier's interests in Pakistan are held through its 50% interest in joint venture company Premier-Kufpec Pakistan BV. Production net to Premier in the half year amounted to 5,500 boepd, an increase of 34% on the corresponding period as reported last year, primarily reflecting the restructuring of our interests in 2001. In addition, production from Premier's three producing fields exceeded expectations due to increased demand for gas from the gas buyer.

The Qadirpur field expansion project continued and is scheduled to increase gross volumes of processed gas to 400 mmscfd next year. Development of the Bhit field continued on schedule and under budget. Production start up is expected at the end of 2002. Zamzama extended well test gas production continued at an average 93 mmscfd, well above the contracted volumes of 70 mmscfd. Meanwhile development work to expand the Zamzama plant to a capacity of 350 mmscfd has begun following approval of the project by the Government of Pakistan obtained in March 2002. The expansion will be completed next year and the field is contracted to supply 320 mmscfd of gas by September 2003.

Exploration drilling was completed at Zarghun North during the first half of the year, and the well was plugged and abandoned in June. However discussions have commenced with potential buyers of gas from the Zarghun South gas discovery. Drilling also commenced in the Dumbar licence, in the Kirthar National Park Area, with the Benir-2 well. This is the first of three planned wells on a series of attractive gas prospects to be drilled this year and next.

Myanmar

During the first half of 2002, gross production from the Premier operated Yetagun gas field has been ahead of budget, averaging 159 mmscfd of gas and 4,800 barrels per day of condensate. Net Premier production for the period amounted to 9,100 boepd, compared with 6,300 boepd in the first six months of 2001. Under the terms of the gas sales agreement, gas buyer PTT is obligated to pay Premier and its partners for any shortfall in gas taken versus the daily contract quantity (DCQ) specified in the contract. In 2001 Premier received its share of the take-or-pay payment due in respect of 2000 amounting to $19.3 million. The payment due in respect of 2001, amounting to $22.7 million net to Premier, has not yet been paid.

However PTT has recently commenced periodically taking the full DCQ of 200 mmscfd. The DCQ is scheduled to increase to 260 mmscfd from October this year and the Yetagun capacity upgrade project to achieve this increased production is on schedule and under budget. During the period a further two condensate liftings were successfully made from the floating storage and offtake vessel, giving a gross total of 2.3 million barrels lifted since commencement of production from Yetagun.

Health, safety and environmental management performance has been excellent, enabling operations to proceed in full compliance with our rigorous performance standards, highlighted by the achievement of 2 years of continuous offshore operations without a significant accident. At the same time efforts are continuing successfully to reduce operating costs and increase efficiency.

Front-end engineering and design work to increase the capacity of the Yetagun facilities to 400 mmscfd of gas and 11,500 barrels of condensate by April 2004, in accordance with the terms of the gas sales contract, was completed in June 2002. Detailed engineering work and procurement of long-lead items have now commenced.

Indonesia

The first six months of 2002 have seen increased deliveries of gas to Singapore by the West Natuna gas project, which have been ahead of budget. Overall net production for the half year averaged 17,500 boepd – up by 9,600 boepd from the corresponding period in 2001 – mainly due to high volumes from the Premier operated block A Anoa gas export facilities. The facilities have been operated with an excellent health, safety and environmental record. One year of continuous operation was achieved in June without a significant accident. At the same time, efforts are continuing successfully to reduce operating costs and increase operational efficiency.

Engineering work on the development of additional gas reserves discovered on block A has continued in the half year and capital cost reductions in the project have been identified. Negotiations for the sale of gas to Petronas are ongoing.

During the period the sale of the Pangkah production sharing contract to Amerada Hess for $30 million was completed, following receipt of the necessary approvals from the Indonesian authorities.

Exploration and appraisal activity has been focussed on interpreting the seismic information acquired in 2001 on the eastern part of block A referred to as Area IV. Promising oil prospects have been identified and two wells on Area IV - Kuda Nil and Binturong - are planned for the fourth quarter of 2002.

PREMIER OIL PLC
Interim Results for the six months to 30 June 2002
Consolidated Profit and Loss Account

	Six months to 30 June 2002 £ million	Six months to 30 June 2001 £ million	Year to 31 December 2001 £ million
Turnover			
Group and share of joint ventures	**115.2**	94.5	213.8
Less: share of joint ventures' turnover	**(28.3)**	(19.2)	(47.0)
Group turnover	**86.9**	75.3	166.8
Cost of sales	**(47.4)**	(35.9)	(97.1)
Exceptional provision for oil and gas assets	**-**	-	(42.0)
Gross profit	**39.5**	39.4	27.7
Administrative costs	**(3.5)**	(4.2)	(7.1)
Group operating profit	**36.0**	35.2	20.6
Share of operating profit in joint ventures	**16.7**	9.4	26.0
Total operating profit : Group and share of joint ventures	**52.7**	44.6	46.6
Profit on sale of investment	**-**	-	42.2
Net interest payable:			
Group	**(9.6)**	(14.5)	(26.7)
Joint ventures	**(6.2)**	(6.8)	(13.0)
Exchange (losses)/gains*	**(0.8)**	1.5	0.5
Profit on ordinary activities before tax	**36.1**	24.8	49.6
Tax:			
Group	**(15.8)**	(9.7)	(22.8)
Joint ventures	**(5.0)**	(2.7)	(6.5)
Profit after tax	**15.3**	12.4	20.3
Earnings per share (pence) - basic and diluted	**0.97**	0.78	1.28

*Exchange (losses)/gains relate wholly to the group

Consolidated Statement of Total Recognised Gains and Losses

	Six months to 30 June 2002 £ million	Six months to 30 June 2001 £ million	Year to 31 December 2001 £ million
Net profit for the period excluding share of profits of joint ventures	**9.8**	12.5	13.8
Share of joint ventures' profits/(losses) for the period	**5.5**	(0.1)	6.5
Net profit for the period attributable to members of the parent company	**15.3**	12.4	20.3
Exchange difference on retranslation of net assets of subsidiary undertakings	**(7.2)**	14.1	1.2
Exchange difference on retranslation of net assets of joint ventures	**(0.2)**	(0.4)	(0.5)
Total recognised gains relating to the period	**7.9**	26.1	21.0

PREMIER OIL PLC
Interim Results for the six months to 30 June 2002
Consolidated Balance Sheet

	At 30 June 2002 £ million	At 30 June 2001 £ million	At 31 December 2001 £ million
Fixed Assets			
Intangible assets	**42.9**	53.6	30.4
Tangible assets	**439.5**	516.0	464.3
Investments	**12.6**	20.7	11.7
Investments in joint ventures:			
Share of gross assets	**268.4**	289.0	257.7
Share of gross liabilities	**(177.1)**	(183.2)	(176.6)
Total fixed assets	**586.3**	696.1	587.5
Current assets			
Stocks	**14.1**	26.0	12.8
Debtors, including amounts due after one year	**63.1**	49.8	95.4
Cash and short term deposits	**125.6**	35.6	84.4
Total current assets	**202.8**	111.4	192.6
Creditors: amounts falling due within one year	**(197.5)**	(64.1)	(67.6)
Net current assets	**5.3**	47.3	125.0
Total assets less current liabilities	**591.6**	743.4	712.5
Creditors: amounts falling due after one year including convertible debt	**(211.5)**	(391.1)	(355.0)
Deferred income	**(12.8)**	-	(4.4)
Provision for liabilities and charges	**(47.3)**	(35.7)	(41.5)
Net assets	**320.0**	316.6	311.6
Capital and reserves			
Share capital	**79.3**	79.2	79.2
Share premium account	**138.4**	137.9	138.0
Capital reserve	**14.5**	14.5	14.5
Merger reserve	**68.2**	68.2	68.2
Profit and loss account	**19.6**	16.8	11.7
Total equity shareholders' funds	**320.0**	316.6	311.6

PREMIER OIL PLC
Interim Results for the six months to 30 June 2002
Consolidated Cash Flow Statement

	Six months to 30 June 2002 £ million	Six months to 30 June 2001 £ million	Year to 31 December 2001 £ million
Net cash flow from operating activities	**62.5**	35.7	111.1
Returns on investment and servicing of finance			
Interest received	**1.8**	0.6	1.5
Interest paid	**(11.2)**	(15.1)	(31.2)
	(9.4)	(14.5)	(29.7)
Taxation			
UK corporation tax paid	-	-	(6.2)
UK petroleum revenue tax paid	**(3.2)**	(9.5)	(15.5)
Overseas tax paid	**(3.7)**	(1.3)	(1.3)
	(6.9)	(10.8)	(23.0)
Capital expenditure			
Payments to acquire fixed assets	**(25.1)**	(24.1)	(60.9)
Receipt from sale of fixed assets	**21.2**	-	-
Increase shareholding in listed investment	-	(2.4)	(2.4)
Investment of funds recoverable from joint venture	-	-	(7.1)
Investment of funds in joint venture	**(8.1)**	(1.9)	(2.2)
	(12.0)	(28.4)	(72.6)
Acquisitions and disposals			
Receipt arising from establishment of new joint venture	**6.8**	-	72.9
	6.8	-	72.9
Management of liquid resources*			
Net change in deposits	**(32.6)**	(4.3)	(46.7)
	(32.6)	(4.3)	(46.7)
Financing			
Issue of ordinary share capital	**0.4**	-	0.1
Share issue costs paid	-	24.6	-
Net cash inflow from financing	**0.4**	24.6	0.1
Increase in cash	**8.8**	2.3	12.1

*The group includes as liquid resources, term deposits of less than one year and government securities.

Cash flows for the six months to 30 June 2002 exclude the cash flows of the joint ventures in accordance with FRS 9 'Associates and Joint Ventures'.

PREMIER OIL PLC
Interim Results for the six months to 30 June 2002
Notes to the Accounts

1 Geographical analysis	**Six months to 30 June 2002 £ million**	Six months to 30 June 2001 £ million	Year to 31 December 2001 £ million
Group turnover by origin and destination			
UK	**45.1**	54.3	109.8
Indonesia (destination Singapore)	**41.8**	21.0	57.0
Total group turnover	**86.9**	75.3	166.8
Joint venture turnover by origin and destination			
Pakistan	**9.5**	7.3	18.8
Myanmar (destination Thailand)	**18.8**	11.9	28.2
Total joint venture turnover	**28.3**	19.2	47.0
Group operating profit/(loss) before tax			
UK	**10.0**	24.9	39.1
Albania	-	(0.1)	(0.1)
Australia	-	(0.2)	(0.2)
Indonesia	**26.2**	10.7	23.8
Other overseas	**(0.2)**	(0.1)	-
	36.0	35.2	62.6
Exceptional provision for oil and gas assets and investment			
UK	-	-	(12.1)
Albania	-	-	(17.6)
Australia	-	-	(8.5)
Other overseas	-	-	(3.8)
	-	-	(42.0)
Group operating profit	**36.0**	35.2	20.6
Share of operating profit in joint ventures:			
Pakistan	**6.3**	4.6	13.1
Myanmar	**10.4**	4.8	12.9
Profit on disposal of investment	-	-	42.2
Net interest	**(15.8)**	(21.3)	(39.7)
Exchange (losses)/gains	**(0.8)**	1.5	0.5
Profit on ordinary activities before tax	**36.1**	24.8	49.6

PREMIER OIL PLC
Interim Results for the six months to 30 June 2002
Notes to the Accounts (cont'd)

2 Cost of sales	**Six months to 30 June 2002 £ million**	Six months to 30 June 2001 £ million	Year to 31 December 2001 £ million
Operating costs	**20.5**	14.1	47.7
Royalties	**2.2**	2.8	5.2
Amortisation and depreciation of tangible fixed assets:			
Oil and gas	**24.1**	18.3	42.7
Other	**0.4**	0.4	1.0
Amortisation of decommissioning assets	**0.2**	0.3	0.5
	47.4	35.9	97.1
Exceptional provision for oil and gas assets			
Impairment write-down of:			
Tangible fixed assets	-	-	33.5
Investments	-	-	8.5
	-	-	42.0

3 Group consolidated cash flow statement analysis

a) Reconciliation of operating profit to net cash flow from operating activities			
Operating profit	**36.0**	35.2	20.6
Amortisation	**24.7**	19.0	44.2
Asset write-down	-	-	42.0
Exchange translation difference	-	(1.2)	0.4
(Increase)/decrease in stocks	**(1.9)**	(7.5)	4.1
Decrease/(increase) in debtors	**6.9**	20.8	(4.3)
(Decrease)/increase in creditors	**(3.2)**	(30.6)	4.1
Net cash inflow from operating activities	**62.5**	35.7	111.1

b) Reconciliation of net cash flow to movement in net debt			
Increase in cash in the period	**8.8**	2.3	12.1
Cash inflow from increase in debt	-	(24.6)	-
Cash outflow from movement in liquid resources	**32.6**	4.3	46.7
Change in net debt resulting from cash flows	**41.4**	(18.0)	58.8
Exchange translation difference	**12.8**	(16.8)	(8.3)
Decrease/(increase) in net debt in the period	**54.2**	(34.8)	50.5
Opening net debt	**(272.4)**	(322.9)	(322.9)
Closing net debt	**(218.2)**	(357.7)	(272.4)

PREMIER OIL PLC
Interim Results for the six months to 30 June 2002
Notes to the Accounts (cont'd)

4 Other notes

Basis of preparation
The interim statement does not represent statutory accounts within the meaning of section 240 of the Companies Act 1985.

The comparative financial information is based upon the statutory accounts for the year ended 31 December 2001. Those accounts, upon which the auditors issued an unqualified opinion, have been delivered to the Registrar of Companies.

The interim financial information has been prepared on the basis of the accounting policies set out in the group's 2001 statutory accounts.

Dividends
No interim dividend is proposed (30 June 2001: £nil).

Earnings per share
The calculation of basic and diluted earnings per share is based on the profit after tax of £15.3 million (30 June 2001: £12.4 million) and on weighted average shares in issue of 1,584.8 million (30 June 2001: 1,583.5 million).



2003
2002
2001
2000
1999
1998

US$670 million Group Restructuring and exit by Amerada Hess Limited (

For more information on the Restructure, please download pdf

- Transformation into a fully independent oil company able to follow its strategy of value creation and early realisation through oil and gas exploration and commercial deal-making
- Cancellation of both Amerada Hess' and PICL's 25 per cent shareholdings
- Premier to transfer:
  - its entire interest in the Yetagun project, Myanmar to PICL (or PICL and other partners in the Yetagun project);
  - a 15 per cent interest in Natuna Sea Block A, Indonesia to PICL; and
  - a 23 per cent interest in Natuna Sea Block A, Indonesia to Amerada Hess.
- PICL (or PICL and other partners in the Yetagun project) to assume and repay at completion Premier's Yetagun project debt of US$152 million (£98 million) and make a cash payment to Premier of US$207 million (£134 million)
- Amerada Hess to make a cash payment to Premier of US$17 million (£11 million)
- Premier post transaction:
  - proforma net debt as at 30 June 2002 reduced by £204 million to £111 million;
  - proforma gearing as at 30 June 2002 reduced from 98 per cent to 39 per cent;
  - average daily production of 30-35,000 boepd down from approximately 50,000 boepd;
  - core net asset value accretion of 20 per cent to 40.6 pence per share, at a discount rate of 10 per cent (accretion of 16 per cent to 37.5 pence per share, at a discount rate of 12.5 per cent); and
  - an attractive portfolio of interests in the UK, Pakistan and Indonesia and a highly prospective exploration programme.

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Sir David John, Chairman of Premier commented:

"We have consistently stated our intention to restructure Premier and leave it better balanced to deliver shareholder value. We are delighted to announce today a restructuring of the company which delivers significant uplift in net asset value per share and a strengthening of the company's balance sheet by reducing net indebtedness by over £200 million. The restructuring will allow the company to pursue its refocused strategy of exploration and commercial deal-making."

16 September 2002

Enquiries:

Premier Oil plc Charles Jamieson John van der Welle	**Tel: 020 7457 2020** ***(today)*** **Tel: 020 7730 1111** ***(thereafter)***
Deutsche Bank AG London *Financial Adviser and Joint Corporate Broker to Premier* Nigel Meek Roger Aylard Rob Gray	**Tel: 020 7545 8000**
Canaccord Capital Europe Limited *Joint Corporate Broker to Premier* Bob Cathery	**Tel: 020 7518 2777**
College Hill *Public Relations Adviser to Premier* James Henderson Archie Berens	**Tel: 020 7457 2020**

PICL **Tel: 020 7491 4473**
James Menzies

Dresdner Kleinwort Wasserstein **Tel: 020 7623 8000**
Financial Adviser to PICL
Simon Parker
Charles Berkeley

Amerada Hess **Tel: +1 212 536 8593**
Carl Tursi

Goldman Sachs International **Tel: 020 7774 1000**
Financial Adviser to Amerada Hess
Julian Metherell
Steve Wallace

There will be an analyst presentation at 10.00 a.m. today at the offices of College Hill, 78 Cannon Street, London EC4.

Introduction

In March 2002, at the time of its 2001 results, Premier Oil plc ("Premier", the "Company" and, together with its subsidiaries, the "Group"), announced that it had been in discussions with its two principal shareholders, Amerada Hess and PICL, to restructure the Company and create a new Premier that would be better balanced to achieve its objectives. The Company is delighted to announce that it has reached agreement with Amerada Hess and PICL on the terms of such a restructuring (the "Restructuring") which, when completed, will increase Premier's core net asset value ("NAV") per share, whilst reducing both net debt and gearing. The implied aggregate consideration received by Premier for the assets being transferred as part of the Restructuring is US$670 million (£432 million). The main commercial elements of the Restructuring, which has an effective date of 30 September 2002, are as follows:

- Premier will transfer its entire 26.67 per cent interest in the Yetagun project, Myanmar (the "Yetagun Project") and support the transfer of the operatorship of that project, to PICL in consideration for the cancellation of PICL's 25 per cent ordinary shareholding in Premier, the assumption and repayment at completion by PICL of the Yetagun project debt of US$152 million (£98 million), and a cash payment to Premier of US$107 million (£69 million);

- Premier will transfer a 15 per cent interest in Natuna Sea Block A, Indonesia ("Natuna") to PICL in consideration for the cancellation of PICL's 16.4 million convertible shares held in Premier and a cash payment to Premier of US$100 million (£65 million);

- Premier will transfer a 23 per cent interest in Natuna to Amerada Hess in consideration for the cancellation of Amerada Hess' 25 per cent ordinary shareholding in Premier and 16.4 million convertible shares held in Premier and a cash payment to Premier of US$17 million (£11 million); and

- Premier will retain a 28.67 per cent interest in and the operatorship of Natuna.

Premier and PICL have also agreed in principle with each of the other joint venture partners in the Yetagun Project that they will be offered the option to increase their interests therein. These discussions, which are ongoing, may result in those partners choosing to increase their interest in the Yetagun Project by acquiring part of the interest that Premier proposes to transfer to PICL for equivalent consideration. This would reduce the amount of the Yetagun interest to be acquired by PICL and accordingly reduce both the amount of debt assumed and repaid and cash payments made by PICL. This is not expected to affect the overall consideration received by Premier.

The valuation placed on the Restructuring assumes a cancellation price of 25 pence per ordinary share and per convertible share held by Amerada Hess and PICL at an exchange rate of US$1.45 to £1.00, giving a value for the Yetagun interest of US$400 million (£258 million), a value for the 15 per cent interest in Natuna of US$107 million (£69 million) and a value for the 23 per cent interest in Natuna of US$163 million (£105 million).

The Restructuring is conditional upon, amongst other things, various shareholder and Court approvals; consents from regulatory and governmental bodies and other third parties, including providers of finance to Premier; and resolution of any taxation issues that may arise as a result of the Restructuring on terms satisfactory to the parties.

Background to and Reasons for the Restructuring

In late 1999, Premier entered into an alliance with Amerada Hess and PICL with the intention of creating a leading independent oil and gas exploration and production company with its primary focus in Asian gas. The first stage of this alliance was to provide the capital necessary for Premier to continue the development of its existing portfolio and to meet its expenditure programme without the need to dispose of significant assets or renegotiate its existing borrowing facilities. The alliance was also considered by the Board of Premier as the most attractive means to realise the inherent value from its existing assets.

Following the completion of that expenditure programme, Premier carried out a strategic review of its operations and in March this year the Company announced its intention to follow a strategic model focused on early value capture of exploration and commercial success, capable of delivering significant NAV appreciation.

As part of the evaluation of different restructuring options, discussions were held with a number of potential buyers of the Yetagun interest of which several progressed to detailed discussions involving data exchange and a formal bidding process. The results of this marketing yielded a materially lower valuation than that indicated in an independent competent person's report (the "Competent Person's Report") on the Company which will be published in a circular (the "Circular") to be sent to Premier shareholders, and a lower valuation of the Yetagun interest than under the Restructuring.

Premier also entered into specific restructuring discussions with Amerada Hess and PICL. The successful completion of these discussions has resulted in the agreements reached under the proposed Restructuring, which is expected to achieve the following key objectives:

- transformation into an independent company able to pursue a refocused strategy of value creation and early realisation through oil and gas exploration and commercial deal-making;
- NAV accretion of 20 per cent to 40.6 pence per share, at a discount rate of 10 per cent (accretion of 16 per cent to 37.5 pence per share, at a discount rate of 12.5 per cent);
- a substantial reduction in proforma net debt as at 30 June 2002, from £315 million to £111 million;
- more than halved proforma gearing as at 30 June 2002, from 98 per cent to 39 per cent;
- reduced future development expenditure in Indonesia;
- the retention of an attractive portfolio of interests in the UK, Pakistan and Indonesia; and
- an increased participation for the remaining shareholders in a highly prospective exploration programme.

Premier Core Net Asset Value

An illustrative statement of core net asset value as at the effective date of 30 September 2002 is appended to this announcement and shows on a proforma basis the effect of the Restructuring on Premier's NAV and NAV per share assuming that the Restructuring had completed on that date.

Based on the assumptions and conditions set out therein, at a discount rate of 10 per cent it demonstrates a pre-Restructuring NAV of 34.0 pence per share, which increases to 40.6 pence per share for shareholders other than Amerada Hess and PICL ("Independent Shareholders") following the Restructuring – an increase of 20 per cent. At a discount rate of 12.5 per cent, the increase is some 16 per cent. This compares to the closing price of the Company's ordinary shares on 13 September 2002, the latest practicable date prior to this announcement, of 24.25 pence per share.

This statement does not include any value for exploration and appraisal activity or for any upside in the remaining assets of Premier.

Current Trading and Prospects for Premier post Restructuring

The Group's interim results for the six-month period ended 30 June 2002 are the subject of a separate announcement today.

The assets being transferred to Amerada Hess and PICL represent proven and probable reserves of 296 mmboe (91 per cent gas) which are forecast to have produced at an average rate of 17 mboepd in the nine months to 30 September 2002. Following the Restructuring, the new Premier Group is expected to have remaining proven and probable reserves in the UK, Pakistan and Indonesia of approximately 218 mmboe and forecast production in 2003 of 33 mboepd rising to over 35 mboepd the following year. Reserves will be split 20 per cent oil and 80 per cent gas, compared to 86 per cent gas at present.

The new Premier Group intends to pursue a strategy designed to achieve asset value growth through a focus on realising value from exploration and commercial success at an early stage. It will concentrate more on the initial stages of the exploration and production business cycle, which has been an important part of its success in recent years. In the five year period from the start of 1997 to the end of 2001, Premier grew its booked proven and probable reserve base by over 140 per cent, adding reserves (net of production and sales) of 275 mmboe, representing a high production replacement rate of over 400 per cent. Exploration finding costs over the period were top quartile by industry standards, at around US$1/boe.

The engines for growth in this five-year period have been exploration success together with Premier's track record in identifying and commercialising oil and gas reserves. Greater emphasis will be put on these skills in the future, and it is intended to manage the financial position of the Group at significantly lower levels of net indebtedness than has been the case in recent years. Accordingly, it is intended to sell or farm-down projects before the top of the value curve, where this is appropriate, to manage debt levels and realise value more quickly for shareholders.

The geographic focus of the Group's activities will be its existing areas of strength - South and South East Asia and the UK. In addition, Premier will seek to build its position in West Africa where it has recently added to its portfolio, and will selectively consider a limited number of other opportunities outside these areas.

Regarding exploration, the focus will primarily be on medium-risk playmaker opportunities, capable of delivering significant value, where initial success will open up other similar but lower risk prospects in the same area. There will also be an emphasis on assets that are considered to be easily tradable.

In the next nine months, Premier will drill three low to medium risk gas exploration wells in Pakistan; Benir-2 (spudded 30 June 2002), Zirkani-1 and Khambu-1 in the Dumbar Exploration License. These prospects have the potential for total gross reserves in excess of 3,700 bcf (1,388 bcf net to Premier). Non-operated drilling in this area will include an exploration well (Halel-1) and an appraisal well (Badhra-3) in the Kirthar Exploration Licence.

Two oil exploration wells will be drilled in 2002 in Natuna, in the eastern Area IV segment. Both wells target medium risk prospects of 130 mmbbls potential gross oil reserves (37 mmbbls net to Premier for each well). A third exploration well is planned for the first half of 2003, focusing on oil and gas plays in the Kakap field area.

Additionally in 2002, Premier has agreed to farm-in to UKCS well 204/16-1, which spudded on 1 September 2002 and appraises the 2001 Faroes Marjun discovery, and has options on adjacent acreage.

Implementing the playmaker exploration strategy, Premier intends to drill Sinapa-2 in Guinea Bissau in the first half of next year. This follows up on the 2001 Sinapa-1 well drilled offshore, which failed to reach the reservoir target. Combined with the potential also to drill Esperanca-1 on the adjacent block, Premier is targeting a sequence of medium risk prospects each with more than 150 mmbbls gross oil potential (83 mmbbls net to Premier).

Several oil prospects have already been defined in the newly acquired North East Indian Jaipur block, each with potential for gross 50-80 mmbbls (14-22 mmbbls net to Premier). Following further delineation by a 2002 seismic programme Premier hopes to be able to drill, possibly as early as the third quarter 2003. The prospects in the Cachar Block, also newly acquired in North East India, are more likely to have significant gas potential, and, although a well may be brought forward to drill in 2003, it is more likely that seismic will be acquired in 2003 and drilling commenced in 2004.

In all, the firm drilling programme over the next six months is expected to expose the company to over 300 mmboe of net unrisked reserves.

On the commercial deal-making side, active asset management will be a priority. This will involve selective acquisition of, and farming-in to, assets to create opportunities for adding value, a past example of which is the build up of Premier's Natuna interest prior to commercialisation in 1999. The intention is then to realise early value, through asset sale or by farming-down, when circumstances are beneficial.

The Restructuring will place the Company in an ideal position to meet its strategic objectives and to create shareholder value and the Board is very enthusiastic about the prospects for Premier.

The Restructuring

As the first step in the Restructuring, a new holding company of Premier will be introduced ("Premier Holdings"), pursuant to a Scheme of Arrangement (the "Scheme"). Secondly, the shareholdings of Amerada Hess and PICL in Premier Holdings will be cancelled by means of a Reduction of Capital, and lastly, the transfer of certain assets to Amerada Hess and PICL will be effected on completion of the Restructuring.

(1) The Scheme

Under the Scheme, the Premier shares held by Premier shareholders will be cancelled and Premier shareholders (including Amerada Hess and PICL) will receive shares in Premier Holdings instead in the same proportion to their holdings in Premier.

The Scheme will require the prior approval of Independent Shareholders at a Court meeting and is subject to the sanction of the Court itself, meaning that should the Scheme become effective, all Premier shareholders will be bound by its terms. In addition, in order to implement the Scheme, it will be necessary for additional resolutions to be approved by Independent Shareholders.

Application will be made to both the UK Listing Authority, for the new ordinary shares to be issued by Premier Holdings to be admitted to the official list of the UK Listing Authority, and to the London Stock Exchange, for the new ordinary shares to be admitted to trading on its market for listed securities.

(2) Reduction of Capital

Amerada Hess and PICL have both agreed to the cancellation of their entire holdings of new ordinary shares and new convertible shares in Premier Holdings by means of a Reduction of Capital under section 135 of the Companies Act 1985. The share capital of Premier Holdings will also be reduced by cancelling a proportion of the paid-up value of each new ordinary share and carrying the amount so reduced to a new distributable reserve.

The Reduction of Capital is conditional upon the Scheme becoming effective and approval by the Court. Upon the Reduction of Capital becoming effective, the final conditions for the Restructuring will have been satisfied and completion ("Completion") will take place.

(3) Transfer of Interests

An agreement dated 16 September 2002 between Premier, Premier Holdings, Amerada Hess and PICL sets out the terms relating to the Scheme, the Reduction of Capital and the transfer of interests (the "Framework Agreement"), and provides that at Completion:

- Premier Holdings will transfer to PICL the entire issued share capital of Premier's wholly-owned subsidiary, Premier Overseas Holdings (Hong Kong) Limited ("POH") and a 15 per cent interest in Natuna. POH owns all of Premier's interests in Myanmar through its subsidiary Premier Petroleum Myanmar Limited, the main asset being a 26.67 per cent interest in the Yetagun field. Premier has also agreed to support the transfer of the operatorship of the Yetagun field to PICL;

- PICL will assume and repay at completion the outstanding balance of the Yetagun Project loan liability, expected to be approximately US$152 million (£98 million) as at 30 September 2002;

- PICL will make a cash payment to Premier of approximately US$207 million (£134 million);

- Premier will transfer to Amerada Hess a 23 per cent interest in Natuna; and

- Amerada Hess will make a cash payment to Premier of approximately US$17 million (£11 million).

The above transfers are subject to, amongst other things, Premier shareholder approval, approval by the governments of Myanmar and Indonesia, consent from Badan Pelaksana (the regulatory body in Indonesia responsible for approvals formerly undertaken by Pertamina) and resolution of any taxation issues that may arise as a result of the Restructuring on terms satisfactory to the parties. The effective date of the transfers under the Framework Agreement is 30 September 2002.

Premier and PICL have also agreed in principle with each of the other joint venture partners in the Yetagun Project that they will be offered the option to increase their interests therein. These discussions, which are ongoing, may result in those partners choosing to increase their interest in the Yetagun Project by acquiring part of the interest that Premier proposes to transfer to PICL for equivalent consideration. This would reduce the amount of the Yetagun interest to be acquired by PICL and accordingly reduce both the amount of debt assumed and repaid and cash payments made by PICL. This is not expected to affect the overall consideration received by Premier.

Use of Proceeds

The Restructuring will reduce the Group's proforma net debt as at 30 June 2002 by £204 million. The Company will repay its existing bank facility and US dollar denominated loan notes, totalling in aggregate US$480 million (£310 million), at or around Completion using the cash received under the Restructuring and drawings under a new bridging facility. The bridging facility is expected to be refinanced through bank borrowings and in the loan note market as soon as practicable following Completion. Under the terms of Premier's existing loan notes, early repayment will crystallise a mark-to-market based 'make-whole' payment currently estimated to be approximately US$40 million (£26 million). This arises due to the reduction in US Treasury interest rates since the notes were issued in 1996 and 1997. The actual amount of the 'make-whole' payment will be the subject of discussions yet to be held with holders of Premier's loan notes. It is anticipated that the impact of this transaction cost will be partially offset in the future through lower debt funding costs.

Shareholder Meetings and Recommendation

A shareholder circular convening Court and shareholder meetings, in order to seek the relevant shareholder approvals to give effect to the Restructuring will be sent to shareholders in due course.

The Circular will contain further details of the Restructuring and a recommendation from the independent Directors of Premier that shareholders support the resolutions required to give effect to the Restructuring, as the independent Directors will be doing in respect of their own shareholdings; an independent Competent Person's Report on the Company and an independent valuation from Deutsche Bank. Amerada Hess and PICL as parties to the Restructuring will not be entitled to vote on the shareholder resolutions to approve the Restructuring.

Directors

Following completion of the Restructuring, Messrs J Barclay Collins II and Richard Mew, the Amerada Hess representatives on the Premier Board, and Messrs Dato' Mohamad Idris Mansor and Mohammad Medan Abdullah, the PICL representatives on the Premier Board, will step down as Directors of the Company.

Statement of Core Net Asset Value

The following table has been prepared in order to illustrate how, on a proforma basis, the Restructuring would affect the Company's NAV and NAV per share if the Restructuring completed on 30 September 2002. The value shown for the interests being transferred is the implied consideration under the Restructuring. The value shown for the retained interest in Natuna is a pro rata proportion of the consideration received for the Natuna interest being transferred under the Restructuring. The values shown for the other interests to be retained by the Company are the net asset values of the proven and probable reserves of these interests, as extracted from the Competent Person's Report. Values extracted from the Competent Person's Report have not been adjusted for risk.

Premier's NAV has been calculated by adding other investments to the value of the above-mentioned interests and subtracting the Company's estimated net debt as at 30 September 2002. The NAV per share is then calculated by dividing the Company's NAV by the number of ordinary shares in issue. The table excludes any value attributable to exploration and appraisal assets, technical reserves and other potential upsides of the business, and therefore does not represent a full value of Premier.

The illustrative NAV and NAV per share of Premier after the Restructuring, should not be construed to represent what a willing buyer and a willing seller would agree is the value of Premier.

Statement of illustrative core net asset value at 30 September 2002
(excluding exploration and appraisal, technical reserves and other upsides)

	10 per cent discount factor			12.5 per cent discount factor	
	Before Restructuring $ million	After Restructuring $ million	Notes	Before Restructuring $ million	After Restructuring $ million
Implied consideration for assets being transferred					
Myanmar - 26.67 per cent of Yetagun at transaction value	400.0		2	400.0	
Indonesia - 38.0 per cent of block A at transaction value	270.0		2	270.0	
Value of assets remaining					
UK - net present value	130.0	130.0	3	123.5	123.5
Pakistan - net present value	204.4	204.4	3	178.7	178.7
Indonesia - net present value of Kakap PSC	55.6	55.6	3	49.5	49.5
Indonesia - 28.67 per cent of block A at transaction value	203.7	203.7	2	203.7	203.7
Total assets	1,263.7	593.7		1,225.4	555.4
Other investments	16.4	16.4	4	16.4	16.4
Estimated net debt	(444.5)	(120.7)	5,6	(444.5)	(120.7)
Net asset value	**835.6**	**489.4**	C	**797.3**	**451.1**
No. of shares					
Issued shares held by Independent Shareholders	777.0	777.0	7	777.0	777.0
Issued shares held by Amerada Hess and PICL	777.0		7	777.0	
Convertible shares held by Amerada Hess and PICL	32.8		8	32.8	
Total number of shares (in millions)	**1,586.8**	**777.0**	D	**1,586.8**	**777.0**
Net asset value per share (in pence)	**34.0**	**40.6**	9,10	**32.4**	**37.5**
Accretion in net asset value per share		**20 per cent**			**16 per cent**

Notes to the illustrative statement of core net asset value

1. Oil price assumption of $20 in 2003, escalating at 3 per cent per annum in accordance with the Competent Person's Report.
2. Myanmar and Natuna, Indonesia included at the value implied by the Restructuring.
3. Sourced from the Competent Person's Report - value of proven plus probable reserves at the stated discount factor.
4. Investment in Australian Worldwide Exploration Limited valued at the closing market price on 13 September 2002.
5. Net debt before the Restructuring as estimated at 30 September 2002.
6. Net debt after the Restructuring derived by including cash proceeds, release of project debt and costs of the Restructuring.
7. 50 per cent of ordinary shares in issue at 13 September 2002 adjusted for required conversions of convertible shares.
8. Remaining convertible shares as at 13 September 2002 adjusted for required conversions of convertible shares.
9. NAV (C) divided by total number of shares (D) converted to pence per share at the prevailing exchange rate of £1.00 = US$1.55, as at 13 September 2002, being the latest practicable date prior to this announcement.
10. If the post-Restructuring NAV per share is calculated using the Competent Person's Reports' net present values throughout, there is dilution of between 1 and 7 per cent but NAV per share after the Restructuring rises to 43.8 and 37.9 pence at respective discount factors of 10 and 12.5 per cent.

Indicative Timetable of Key Events

Sign Framework Agreement and $210 million bridge facility	September 2002
Despatch Circular to shareholders	October 2002
EGM	November 2002
Government approvals	December 2002, or later
Court sanction	after Government approvals
Completion	after Court sanction
Debt refinancing	after Completion

Glossary of Terms

"boe"	barrels of oil equivalent
"boepd"	barrels of oil equivalent per day
"bcf"	billions of cubic feet of gas, measured at 14.7 psia and 60 degree Fahrenheit
"mmboe"	millions of barrels of oil equivalent
"mboepd"	thousands of barrels of oil equivalent per day
"mmbbls"	millions of barrels of oil

US$ converted to £ at exchange rate of £1.00 = $1.55, the exchange rate on 13 September 2002, being the latest practicable date prior to this announcement.

Deutsche Bank AG London ("Deutsche Bank") is acting exclusively for Premier and no one else in connection with the Restructuring and matters described herein. Deutsche Bank will not be responsible to any person other than Premier for providing the protections afforded to clients of Deutsche Bank or for providing advice in relation to the Restructuring or any other matters described herein.

Canaccord Capital Europe Limited ("Canaccord") is acting exclusively for Premier and no one else in connection with the Restructuring and matters described herein. Canaccord will not be responsible to any person other than Premier for providing the protections afforded to clients of Canaccord or for providing advice in relation to the Restructuring or any other matters described herein.

Dresdner Kleinwort Wasserstein Limited ("Dresdner Kleinwort Wasserstein") is acting exclusively for PICL and no one else in connection with the Restructuring and matters described herein. Dresdner Kleinwort Wasserstein will not be responsible to any person other than PICL for providing the protections afforded to clients of Dresdner Kleinwort Wasserstein or for providing advice in relation to the Restructuring or any other matters described herein.

Goldman Sachs International ("Goldman Sachs") is acting exclusively for Amerada Hess and no one else in connection with the Restructuring and matters described herein. Goldman Sachs will not be responsible to any person other than Amerada Hess for providing the protections afforded to clients of Goldman Sachs or for providing advice in relation to the Restructuring or any other matters described herein.



Cancellation of Secondary Listing on the Irish Stock Exchange

Premier Oil plc ("Premier") has proposed a scheme of arrangement (the "Scheme") whereby a new holding company of Premier will be introduced, Premier Oil Group Limited (to be renamed Premier Oil plc) ("New Premier"), details of which are set out in the circular sent to shareholders dated 11 October 2002 and available for inspection at the Document Viewing Facility of the UK Listing Authority. Upon the Scheme becoming effective, Premier will cancel its listing on the London Stock Exchange and its secondary listing on the Irish Stock Exchange and at the same time New Premier will be listed on the London Stock Exchange only. The Scheme is currently expected to become effective in or after December 2002.

In view of the trading volumes of Premier's shares on the Irish Stock Exchange relative to the costs of maintaining this listing, no application has been made for New Premier to be listed on the Irish Stock Exchange and it is not intended that any application will be made.


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11 October 2002

ENQUIRIES:
Premier Oil plc **Tel: 020 7730 1111**
John van der Welle



2003
2002
2001
2000
1999
1998

Posting of Circular and Listing Particulars

Click here to download

Premier Oil plc ("Premier") announces that following the announcement of 16 September 2002 regarding the restructuring of Premier, a circular together with listing particulars of Premier Oil Group Limited (to be renamed Premier Oil Plc) have been posted to shareholders today.

The circular contains further information about the restructuring and the notices of three shareholder meetings: (i) a meeting of the Independent Shareholders of Premier convened by order of the Court of Session in Edinburgh; (ii) an Extraordinary General Meeting of Premier; and (iii) a separate Class Meeting of the Independent Shareholders of Premier.

The above meetings are to be held at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY on 5 November 2002 commencing respectively at 10.00 a.m., 10.05 a.m. and 10.10 a.m. (or as soon after as the previous meeting concludes or is adjourned).

Definitions used in this announcement are the same as those used in Premier's circular of today's date.

Copies of the circular and listing particulars have been submitted to the UK Listing Authority, and are available for inspection at the Document Viewing Facility of The Financial Services Authority, which is situated at 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel no: 020 7676 1000).

11 October 2002

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PART VI OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your shares in Premier Oil plc ("Premier" or the "Company"), you should forward this document, together with the accompanying Forms of Proxy, as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward transmission to the purchaser or transferee.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe for, shares in any jurisdiction in which such offer or solicitation is unlawful. Securities may not be offered or sold in the United States unless they are registered under the United States Securities Act of 1933 or exempt from such registration requirements. Any securities issued pursuant to the proposed restructuring of Premier will not be registered under the United States Securities Act but will be issued based upon an exemption.

Deutsche Bank AG London ("Deutsche Bank"), which is regulated in the United Kingdom for the conduct of investment business by The Financial Services Authority, is acting exclusively for Premier and New Premier and no one else in connection with the Restructuring and matters described herein and Deutsche Bank will not be responsible to any person other than Premier and New Premier for providing the protections afforded to customers of Deutsche Bank or for providing advice to any other person in relation to the Restructuring or any matters referred to herein.

Premier Oil plc

(incorporated and registered in Scotland, Registered No. SC17829)

Restructuring involving:

Introduction of a new holding company, New Premier, by way of scheme of arrangement

Reduction of capital of New Premier

Transfer of interests in Myanmar and Indonesia

Notices of Court Meeting, Extraordinary General Meeting and Class Meeting

Your attention is drawn to the letter from the Chairman of Premier which is set out on pages 4 to 10 of this document and recommends you to vote in favour of the resolutions to be proposed at the meetings referred to below.

There is a shareholder information line to help shareholders deal with any queries relating to the proposals set out in this document. The information line telephone number is +44 (0)870 703 6210 and will be available on weekdays (other than public holidays) between 8.00 a.m. and 5.30 p.m.

Notices of a meeting of the Independent Shareholders of Premier convened by order of the Court of Session in Edinburgh, of an Extraordinary General Meeting of Premier and of a separate Class Meeting of the Independent Shareholders of Premier to be held at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY on 5 November 2002 commencing respectively at 10.00 a.m., 10.05 a.m. and 10.10 a.m. (or as soon after as the previous meeting concludes or is adjourned) are set out on pages 65 to 70 of this document.

A summary of the action to be taken by Shareholders is set out on pages 9 and 43 of this document.

Forms of Proxy for use by Shareholders in connection with the above meetings are enclosed. Whether or not you intend to be present at the meetings, please complete and return the accompanying Forms of Proxy as soon as possible, but in any event so as to be received by the Company's Registrar, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB, no later than 48 hours before the time appointed for the relevant meeting (although the Form of Proxy for the Court Meeting may be handed to the Chairman at the meeting). Forms of Proxy may also be submitted electronically via the Internet. Instructions on how to do this can be found on the Forms of Proxy enclosed.

Application has been made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities. If the Scheme proceeds as presently envisaged, it is expected that Admission will become effective, and that dealings in the New Ordinary Shares will commence, in or after December 2002.

This document should be read in conjunction with the accompanying Listing Particulars relating to New Premier. All information in the Listing Particulars is deemed to be incorporated in this document. A copy of the Listing Particulars prepared in accordance with the UK Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in Scotland for registration in accordance with section 83 of that Act.

CONTENTS

Financial Adviser, Sponsor and Joint Stockbroker
Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

Joint Stockbroker
Canaccord Capital (Europe) Limited
1st Floor Brook House
27 Upper Brook Street
London W1K 7QF

Auditors
Ernst & Young LLP
Becket House
1 Lambeth Palace Road
London SE1 7EU

Solicitors
Slaughter and May
One Bunhill Row
London EC1Y 8YY

Registrar
Computershare Investor Services PLC
PO Box 435
Owen House
8 Bankhead Crossway North
Edinburgh EH11 4BR

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

2002	
3 November	10.00 a.m.: Latest time for receipt of blue Form of Proxy for the Court Meeting (1)
3 November	10.05 a.m.: Latest time for receipt of white Form of Proxy for the Extraordinary General Meeting
3 November	10.10 a.m.: Latest time for receipt of yellow Form of Proxy for the Class Meeting
5 November	10.00 a.m.: Court Meeting
5 November	10.05 a.m.: Extraordinary General Meeting (2)
5 November	10.10 a.m.: Class Meeting (3)
December or later	Court Hearing of petition to sanction the Scheme (4)
December or later	Last day of dealings in Ordinary Shares (4)
December or later	Effective date for the Scheme (4)
December or later	Admission of New Ordinary Shares (4)
December or later	Dealings in New Ordinary Shares commence on the London Stock Exchange (4)
December or later	Crediting of New Ordinary Shares to CREST accounts (4)
December or later	Court hearing of petition to confirm the Reduction of Capital (5)
December or later	Effective date for Reduction of Capital (5)
December or later	Completion of the Restructuring (5)
10 days after Completion	Despatch of share certificates for New Ordinary Shares

Notes:

All times are London times unless otherwise stated.

1. Forms of Proxy for the Court Meeting not returned by this time may be handed to the Chairman of the Court Meeting.
2. To commence at the time fixed or, if later, immediately following the conclusion or adjournment of the Court Meeting.
3. To commence at the time fixed or, if later, immediately following the conclusion or adjournment of the Extraordinary General Meeting.
4. It is expected that the Court Hearing to sanction the Scheme will take place, and that the Scheme will become effective and Admission will occur, shortly after certain of the conditions to the Restructuring, including receipt of regulatory clearances, are satisfied. It is hoped that regulatory clearances will be received in or before December 2002 although it may be later.
5. The exact dates will depend upon the date on which the Scheme becomes effective, the date on which the Court confirms the Reduction of Capital and the date on which steps are taken to make the Reduction of Capital effective.

PREMIER OIL PLC
(Registered in Scotland No. SC17829)

Chairman and Executive Directors
Sir David Glyndwr John KCMG
Charles James Auldjo Jamieson
Richard Thomas Liddell
John Alexander van der Welle

Registered office
4th Floor
Saltire Court
20 Castle Terrace
Edinburgh EH1 2EN

Non-Executive Directors
Encik Mohammad Medan Abdullah
Mohamed Azam Khan Alizai
Jennings Barclay Collins II
Scott Jamieson Dobbie CBE
Ronald Victor Emerson
Ian Gray
Ybhg Dato' Mohamad Idris Mansor
Richard Martin Mew
John Robert Wellwood Orange

Head Office
23 Lower Belgrave Street
London SW1W 0NR

11 October 2002

To Shareholders, and, for information only, participants in the Premier Share Schemes

Dear Shareholder,

Introduction

In March 2002, at the time of its 2001 results, Premier announced that it had been in discussions with its two principal shareholders, Amerada Hess and Petronas International Corporation Limited ("PICL"), to restructure the Premier Group and create a new Premier that would be better balanced to achieve its objectives. On 16 September 2002 it was announced that we had reached agreement with Amerada Hess and PICL on the terms of such a restructuring which, when completed, will increase Premier's core net asset value ("NAV") per share, whilst reducing both net debt and gearing. The implied consideration to be received by the Premier Group for the assets being transferred as part of the Restructuring is US$670 million (£432 million). The main commercial elements of the Restructuring, which, subject to Completion, will have an effective date of 30 September 2002, are as follows:

- the Premier Group will transfer its entire 26.67 per cent. interest in the Yetagun Project and support the transfer of the operatorship of that project, to PICL in consideration for the cancellation of PICL's 25 per cent. ordinary shareholding in New Premier, the assumption by PICL of the Yetagun Project debt, which was approximately US$124 million (£80 million) as at 30 September 2002, and a cash payment to the Premier Group of US$135 million (£87 million);

- the Premier Group will transfer a 15 per cent. interest in Natuna to PICL in consideration for the cancellation of PICL's New Convertible Shares held in New Premier and a cash payment to the Premier Group of US$100 million (£65 million);

- the Premier Group will transfer a 23 per cent. interest in Natuna to Amerada Hess in consideration for the cancellation of Amerada Hess' 25 per cent. ordinary shareholding and New Convertible Shares held in New Premier and a cash payment to the Premier Group of approximately US$17 million (£11 million); and

- the Premier Group will retain a 28.67 per cent. interest in, and the operatorship of, Natuna.

Premier and PICL have also agreed in principle with each of the other joint venture partners in the Yetagun Project (Myanma Oil and Gas Enterprise, PTTEP International Limited and Nippon Oil Exploration (Myanmar) Limited) that they will be offered the option to increase their interests therein. These discussions, which are ongoing, may result in those partners choosing to increase their interest in the Yetagun Project by acquiring part of the interest that the Premier Group proposes to transfer to PICL for equivalent consideration. This would reduce both the amount of debt assumed and cash payments made by PICL but is not expected to affect the overall consideration to be received by the Premier Group. In the event that agreement is reached with one or more of the other joint venture partners in relation to any such partner increasing its stake in the Yetagun Project and participating in the Restructuring, the Premier Group will announce details of the arrangements.

The implied consideration involved in the Restructuring of US$670 million (£432 million) assumes a cancellation price of 25 pence for each of the 388,759,764 Ordinary Shares and 16,127,302 Convertible Shares held by Amerada Hess and the 388,759,763 Ordinary Shares and 16,127,303 Convertible Shares held by PICL at an exchange rate of US$1.45 to £1.00. This, together with the cash payments to be made and debt to be assumed by PICL, gives a value for the Yetagun Project interest of US$400 million (£258 million), a value for the 15 per cent. interest in Natuna of US$107 million (£69 million) and a value for the 23 per cent. interest in Natuna of US$163 million (£105 million). The Independent Directors consider that the value to the Company of the Restructuring, justifies the implied consideration received.

The Restructuring is conditional upon, amongst other things, various shareholder and Court approvals; consents from regulatory and governmental bodies and other third parties, including providers of finance to Premier; and resolution of any taxation issues that may arise as a result of the Restructuring on terms reasonably satisfactory to the parties to the Framework Agreement. Further details of the Framework Agreement, which sets out the process by which, and the terms on which, the Restructuring will be carried out, are set out in Part VII of this document.

An assessment of the net asset value of Proved and Probable Reserves of the interests to be transferred to Amerada Hess and PICL is shown in the Competent Person's Report by DeGolyer and MacNaughton in Part III of this document. An independent valuation of such interests by Deutsche Bank, Premier's financial adviser, is included in Part V of this document.

The purpose of this document is to provide you with the background to and reasons for the Restructuring, to explain why the Independent Directors of Premier believe that the Restructuring is in the best interests of Premier's Shareholders, and to explain why they unanimously recommend that Shareholders vote in favour of the resolutions relating to the Restructuring to be proposed at the Court Meeting, the Extraordinary General Meeting and the Class Meeting. Notices convening these meetings are set out on pages 65 to 70 of this document.

2. Background to and reasons for the Restructuring

In late 1999, Premier entered into an alliance with Amerada Hess and PICL with the intention of creating a leading independent oil and gas exploration and production company with its primary focus in Asian gas. The first stage of this alliance was to provide the capital necessary for Premier to continue the development of its existing portfolio and to meet its expenditure programme without the need to dispose of significant assets or renegotiate its existing borrowing facilities. The alliance was also considered by the Board of Premier as the most attractive means to realise the inherent value from its existing assets.

Following the completion of that expenditure programme, Premier carried out a strategic review of its operations, and in March this year, the Company announced its intention to follow a strategic model focused on early value capture of exploration and commercial success, capable of delivering significant NAV appreciation.

As part of the evaluation of different restructuring options, discussions were held with a number of potential buyers of the Yetagun Project interest, of which several progressed to detailed discussions involving data exchange and a formal bidding process. The results of this marketing yielded a lower valuation than that indicated in the Competent Person's Report set out in Part III of this document, and a lower valuation of the Yetagun Project interest than under the Restructuring.

Premier also entered into specific restructuring discussions with Amerada Hess and PICL. The successful completion of these discussions has resulted in the agreements reached for the purpose of implementing the Restructuring, which is expected to achieve the following key objectives:

- transformation of Premier into an independent company able to pursue a refocused strategy of value creation and early realisation through oil and gas exploration and commercial deal-making;
- core NAV accretion of 20 per cent. to 40.6 pence per share, at a discount rate of 10 per cent. (accretion of 16 per cent. to 37.4 pence per share, at a discount rate of 12.5 per cent.) as set out in Part IV of this document;
- a substantial reduction in pro forma net debt as at 30 June 2002, from £315 million to £111 million as set out in Part II of this document;
- more than halved pro forma gearing as at 30 June 2002, from 98 per cent. to 39 per cent. as set out in Part II of this document;
- reduced future development expenditure in Indonesia;

- the retention of an attractive portfolio of interests in the UK, Pakistan and Indonesia; and
- an increased participation for the Independent Shareholders in a highly prospective exploration programme.

3. Premier Core Net Asset Value

An illustrative statement of core net asset value as at the effective date of 30 September 2002 is set out in Part IV of this document and shows the effect of the Restructuring on Premier's core NAV and core NAV per share assuming that the Restructuring had completed on that date.

Based on the assumptions and conditions set out therein, at a discount rate of 10 per cent. it demonstrates a pre-Restructuring core NAV of 34.0 pence per share, which increases to 40.6 pence per share for Independent Shareholders following the Restructuring – an increase of 20 per cent. At a discount rate of 12.5 per cent., the increase is some 16 per cent. This compares to the closing price of the Company's Ordinary Shares of 27.5 pence per share, on 10 October 2002 being the last practicable date prior to the publication of this document.

This illustrative statement of core net asset value does not include any value for exploration and appraisal activity or for upside in the remaining assets of Premier.

4. Current Trading and Prospects for Premier post Restructuring

The assets being transferred to Amerada Hess and PICL represent Proved and Probable Reserves of 296 mmboe (91 per cent. gas) as at 30 September 2002 which have produced at an average rate of 17 mboepd in the nine months to 30 September 2002. Following the Restructuring, the Continuing Group is expected to have remaining Proved and Probable Reserves in the UK, Pakistan and Indonesia of approximately 218 mmboe and forecast production in 2003 of 33 mboepd rising to over 35 mboepd during the following year. Reserves will be split 20 per cent. oil and 80 per cent. gas, compared to 14 per cent. oil and 86 per cent. gas at present.

The Continuing Group intends to pursue a strategy designed to achieve asset value growth through a focus on realising value from exploration and commercial success at an early stage. It will concentrate more on the initial stages of the exploration and production business cycle, which has been an important part of its success in recent years. In the five year period from the start of 1997 to the end of 2001, Premier grew its booked proved and probable reserve base by over 140 per cent., adding reserves (net of production and sales) of 275 mmboe, representing a high production replacement rate of over 400 per cent. Exploration finding costs over the period were top quartile by industry standards, at around US$1/boe.

The engines for growth in this five year period have been exploration success together with Premier's track record in identifying and commercialising oil and gas reserves. Greater emphasis will be put on these skills in the future, and it is intended to manage the financial position of the Group at significantly lower levels of net indebtedness than has been the case in recent years. Accordingly, it is intended to sell or farm-down projects before the top of the value curve, where this is appropriate, to manage debt levels and realise value more quickly for shareholders.

The geographic focus of the Group's activities will be its existing areas of strength – South and South East Asia and the UK. In addition, Premier will seek to build its position in West Africa where it has recently added to its portfolio, and will selectively consider a limited number of other opportunities outside these areas.

Regarding exploration, the focus will primarily be on medium-risk opportunities, capable of delivering significant value, where initial success will open up other similar but lower risk prospects in the same area. There will also be an emphasis on assets that are considered to be easily tradable.

In the next nine months, Premier will drill three low to medium risk gas exploration wells in Pakistan: Benir-2 (spudded 30 June 2002), Zirkani-1 and Khambu-1 in the Dumbar Exploration Licence. These prospects have the potential for total gross reserves in excess of 3,700 bcf (1,388 bcf net to Premier). Non-operated drilling in this area will include an exploration well (Halel-1) and an appraisal well (Badhra-3) in the Kirthar Exploration Licence.

Two oil exploration wells will be drilled in 2002 in Natuna, in the eastern Area IV segment. Both wells target medium risk prospects of 130 mmbbls potential gross oil reserves (37 mmbbls net to Premier for each well assuming Completion occurs). A third exploration well is planned for the first half of 2003, focusing on oil and gas plays in the Kakap field area.

Additionally in 2002, Premier has agreed to farm-in to UKCS well 204/16-1, which spudded on 1 September 2002 and appraises the 2001 Faroes Marjun discovery, and has options on adjacent acreage.

Premier intends to drill Sinapa-2 in Guinea Bissau in the first half of next year. This follows up on the 2001 Sinapa-1 well drilled offshore, which failed to reach the reservoir target. Combined with the potential also to drill Esperanca-1 on the adjacent block, Premier is targeting a sequence of medium risk prospects each with more than 150 mmbbls gross oil potential (83 mmbbls net to Premier).

Several oil prospects have already been defined in the newly acquired North East Indian Jaipur block. Following further delineation by a 2002 seismic programme Premier hopes to be able to drill in this block, possibly as early as the third quarter 2003. The prospects in the Cachar Block, also newly acquired in North East India, are more likely to have significant gas potential, and, although a well may be brought forward to drill in 2003, it is more likely that seismic will be acquired in 2003 and drilling commenced in 2004.

In all, the firm drilling programme over the next six months is expected to expose Premier to over 300 mmboe of net unrisked reserves.

On the commercial deal-making side, active asset management will be a priority. This will involve selective acquisition of, and farming-in to, assets to create opportunities for adding value, a past example of which is the build up of Premier's Natuna interest prior to commercialisation in 1999. The intention is then to realise early value, through asset sale or by farming-down, when circumstances are beneficial.

The Board believes that the Restructuring will place the Continuing Group in a strong position to meet its strategic objectives and to create shareholder value and the Board is very enthusiastic about the prospects for the Continuing Group.

5. The Restructuring

As the first step in the Restructuring, a new holding company of Premier will be introduced, New Premier, pursuant to a scheme of arrangement between Premier and its shareholders under section 425 of the Companies Act. The Scheme is being proposed in order to carry out the Restructuring in as effective a manner as possible. Secondly, on Completion the shareholdings of Amerada Hess and PICL in New Premier will be cancelled by means of the Reduction of Capital and the transfer of certain assets to Amerada Hess and to PICL will occur.

(1) The Scheme

Under the Scheme, the Premier Shares held by Premier Shareholders will be cancelled and Premier Shareholders (including Amerada Hess and PICL) will receive shares in New Premier in consideration for this.

The Scheme will require the prior approval of Independent Shareholders at the Court Meeting. In addition, in order to implement the Scheme, it will be necessary for additional resolutions to be approved at the Extraordinary General Meeting of Premier Shareholders and the Class Meeting of the Independent Shareholders.

The Scheme will not proceed unless:

- the UK Listing Authority agrees to admit the New Ordinary Shares to be issued in connection with the Scheme to the Official List (subject only to allotment) and its agreement is not withdrawn prior to the Scheme Effective Date; and
- the London Stock Exchange agrees to admit the New Ordinary Shares to be issued in connection with the Scheme to trading on its market for listed securities (subject only to allotment) and its agreement is not withdrawn prior to the Scheme Effective Date.

Application has been made to the UK Listing Authority for the New Ordinary Shares to be issued by New Premier to be admitted to the Official List of the UK Listing Authority, and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on its market for listed securities. No application has been made for the New Ordinary Shares to be listed on the Irish Stock Exchange and it is not intended that any such application will be made.

Further information concerning New Premier and the New Shares are contained in the Listing Particulars published on 11 October 2002 and which accompanies this document.

The Scheme is also subject to the sanction of the Court, the effect of which is that provided it becomes effective, all Premier Shareholders will be bound by its terms.

Premier does not intend to seek the final sanction of the Court until certain of the conditions to the Restructuring, being receipt of tax clearances, consents from regulatory and governmental bodies and finance providers and agreement being

reached with joint venture partners, have been satisfied or (where permitted waived). It is hoped that these matters will be resolved in or before December 2002. Following resolution of these matters, Premier intends to seek to arrange the final Court Hearing to approve the Scheme as soon as practicable. Therefore, if the Scheme is sanctioned by the Court, the Scheme is expected to become effective in or after December 2002.

If the Scheme has not become effective by 13 September 2003 (or such later date as Premier, New Premier, Amerada Hess and PICL may agree and the Court may allow), it will lapse and the Restructuring, including the Scheme, will not occur, in which case Premier Shareholders will remain shareholders of Premier, and the Ordinary Shares will continue to be listed on the London Stock Exchange and the Irish Stock Exchange.

It is intended that, upon the Scheme becoming effective, New Premier will change its name to Premier Oil plc and Premier will be renamed Premier Oil Group plc.

The full text of the Scheme is set out in Part IX of this document and the notices convening the Court Meeting, the Extraordinary General Meeting and the Class Meeting are set out on pages 65 to 70 of this document.

(2) Reduction of Capital

Under the Restructuring, Amerada Hess and PICL will each agree to the cancellation of their entire holdings of New Ordinary Shares and New Convertible Shares in New Premier (following the Scheme becoming effective) by means of a reduction of capital under section 135 of the Companies Act. The share capital of New Premier will also be reduced by cancelling a proportion of the paid-up value of each New Ordinary Share and carrying the amount so reduced to a new distributable reserve.

In addition, the New Ordinary Shares will be consolidated, with every ten New Ordinary Shares in existence immediately following the Reduction of Capital becoming effective, being consolidated into one Consolidated Ordinary Share. Fractions of Consolidated Ordinary Shares arising pursuant to the Consolidation will be aggregated together and sold on behalf of the relevant shareholders and the net proceeds of sale (after deduction of commissions and expenses) distributed among persons who would otherwise be entitled thereto. As a result, a shareholder with a holding of less than 10 New Ordinary Shares will not hold any Consolidated Ordinary Shares following the Consolidation. Holdings of New Ordinary Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of the Consolidation.

The Reduction of Capital and Consolidation processes, further details of which are set out in Part VII of this document, will be commenced before the Scheme has become effective (but will not take effect until after the Scheme becomes effective). Although the Reduction of Capital and Consolidation will require certain resolutions to be passed at an extraordinary general meeting of New Premier (details of which are set out in paragraph 2 of Part VII in this document), such resolutions will be voted on prior to the Scheme becoming effective, by the shareholders of New Premier at that time. Accordingly, Shareholders will not be entitled to vote on such resolutions directly. However, the Restructuring is conditional upon Shareholders approving the passing of these resolutions at the EGM.

The Reduction of Capital is also subject to confirmation by the Court and certain other conditions in relation to the Transfer being satisfied or waived, including the Scheme becoming effective. Upon the Reduction of Capital becoming effective, the final condition for the Restructuring will have been satisfied and Completion will take place.

(3) The Transfer – Framework Agreement

The Framework Agreement dated 16 September 2002 between Premier, New Premier, Amerada Hess and PICL sets out the terms on which the Restructuring will be carried out, and provides that at Completion:

- New Premier will transfer to PICL the entire issued share capital of Premier's wholly-owned subsidiary, POH, and the entire issued share capital of Natuna 1. POH will own all of Premier's interests in Myanmar through its subsidiary PPML, that company's main asset being a 26.67 per cent. interest in the Yetagun Project and the operatorship of the Yetagun Project. The sole asset of Natuna 1 will be a 15 per cent. interest in Natuna. Premier has also agreed to support the transfer of the operatorship of the Yetagun Project to PICL;
- PICL will assume the outstanding balance of the Yetagun Project loan liability of PPML, which was approximately US$124 million (£80 million) as at 30 September 2002;
- PICL will make a cash payment to New Premier of approximately US$235 million (£152 million);
- Premier will transfer to Amerada Hess the entire issued share capital of Natuna 2, the sole asset of which is a 23 per cent. interest in Natuna; and
- Amerada Hess will make a cash payment to New Premier of approximately US$17 million (£11 million).

The above transfers are subject to, amongst other things, Shareholder approval, approval by the governments of Myanmar and Indonesia, consent from Balak, completion of an internal restructuring under which the share capital of POH, Natuna 1 and Natuna 2 will be transferred to New Premier and resolution of any taxation issues that may arise as a result of the Restructuring on terms reasonably satisfactory to the parties to the Framework Agreement. Subject to Completion taking place, the effective date of the transfers under the Framework Agreement is 30 September 2002.

Should any of the other joint venture partners in the Yetagun Project agree to increase their interests in the Yetagun Project by acquiring part of the interest that the Premier Group proposes to transfer to PICL, that would reduce the amount of debt assumed and cash payments made by PICL, but is not expected to affect the aggregate amount received by the Premier Group.

Further details regarding the Framework Agreement are contained in Part VII of this document.

6. Use of Proceeds

The Restructuring will reduce the Group's pro forma net debt as at 30 June 2002 by £204 million. Subject to discussions with lenders, the Group will repay its existing bank facility, US dollar denominated loan notes totalling in aggregate US$480 million (£310 million), at or around Completion using the cash received under the Restructuring and drawings under a new bridging facility. The bridging facility is expected to be refinanced through bank borrowings and in the loan note market as soon as practicable following Completion. Under the terms of Premier's existing loan notes, early repayment in full will crystallise a mark-to-market based 'make-whole' payment estimated on current interest rates to be approximately US$48 million (£31 million). This arises due to the reduction in US Treasury interest rates since the notes were issued in 1996 and 1997. The actual amount of the 'make-whole' payment will be the subject of discussions yet to be completed with the holders of the loan notes. It is anticipated that the impact of this transaction cost will be partially offset in the future through lower debt funding costs.

7. Directors

At Completion, Jennings Barclay Collins II and Richard Mew, the Amerada Hess representatives on the Board, and Ybhg Dato' Mohamad Idris Mansor and Encik Mohammad Medan Abdullah, the PICL representatives on the Board, will step down as Directors of the Company.

8. Shareholder Meetings

The size of the Transfer is such that it will require the approval of Shareholders as a Class 1 transaction under the UK Listing Rules. As Amerada Hess and PICL each hold 25 per cent. of the issued ordinary share capital of Premier, the Transfer also constitutes a related party transaction with each of these companies under the UK Listing Rules and will therefore need to be approved by the Company's Independent Shareholders. Set out in the EGM notice with this document is a resolution to confer these approvals. As required by the UK Listing Rules, Amerada Hess and PICL have agreed to abstain from voting on this resolution because of their interests in the Transfer. Amerada Hess and PICL have also agreed to abstain from voting on the resolution approving the resolutions to be passed at an extraordinary general meeting of New Premier concerning the approval of the Reduction of Capital and the Consolidation.

You will find set out on pages 65 to 70 of this document notices convening the Court Meeting, the Extraordinary General Meeting and the Class Meeting of the Company, each to be held at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY commencing at 10.00 a.m. on 5 November 2002 at which the resolutions set out therein will be proposed in connection with the Restructuring. Further details regarding these meetings and the resolutions to be proposed at them are set out in paragraph 6 of Part VI.

9. Action

You will find enclosed with this document Forms of Proxy for use at the Court Meeting, the Extraordinary General Meeting and the Class Meeting. Whether or not you intend to be present at the meetings, you are requested to complete and sign the Forms of Proxy (in accordance with the instructions printed thereon) and return them to the Company's Registrar, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB as soon as possible, and in any event so as to arrive no later than 48 hours before the time appointed for the relevant meeting. The blue Form of Proxy in respect of the Court Meeting may also be handed to the Chairman at the Court Meeting. The completion and return of a Form of Proxy will not preclude you from attending the Court Meeting, the Extraordinary General Meeting and/or the Class Meeting and voting in person should you wish to do so. Forms of Proxy may also be submitted electronically via the Internet. Instructions on how to do this can be found on the Forms of Proxy enclosed.

10. Further Information

Your attention is drawn to the further information set out in the remainder of this document and to the information concerning New Premier contained in the separate Listing Particulars relating to New Premier.

11. Overseas Shareholders and ADR holders

The attention of Shareholders who are citizens, residents or nationals of a jurisdiction outside the United Kingdom and of holders of American Depositary Receipts in respect of and representing Ordinary Shares is drawn to paragraph 11 of Part VI of this document.

12. Recommendation

The Independent Directors, who have been so advised by Deutsche Bank, consider that the terms of the proposed Restructuring are fair and reasonable so far as the Independent Shareholders are concerned. In providing its advice, Deutsche Bank has taken account of the Independent Directors' commercial assessment of the Restructuring.

The Amerada Hess Directors and the PICL Directors have taken no part in the Board's discussions leading to the Restructuring, because of their interests in the Restructuring by virtue of their association with Amerada Hess and PICL respectively. The Amerada Hess Directors, the PICL Directors, Amerada Hess and PICL, all of whom are related parties of Premier for the purposes of the UK Listing Rules, will abstain from voting on the resolution to approve the Transfer.

The Independent Directors believe that the proposed Restructuring and resolutions to be proposed at the Court Meeting, the Extraordinary General Meeting and the Class Meeting are in the best interests of Shareholders as a whole and they therefore unanimously recommend Independent Shareholders to vote in favour of the Scheme at the Court Meeting and in favour of the resolutions to be proposed at the Extraordinary General Meeting and the Class Meeting.

The Independent Directors intend to vote in favour of the resolution set out in the notice of the Court Meeting in respect of the votes attaching to the Ordinary Shares in which they are beneficially interested, amounting in aggregate to 0.44 per cent. of the voting rights able to be cast at the meeting.

The Independent Directors also intend to vote in favour of the resolutions set out in the notice of EGM in respect of the votes attaching to the Ordinary Shares in which they are beneficially interested, amounting, in aggregate, to 0.22 per cent. of the voting rights able to be cast at the meeting in respect of resolution 1 and 0.44 per cent. of the voting rights able to be cast at the meeting in respect of resolutions 2 and 3.

The Independent Directors also intend to vote in favour of the resolution set out in the notice of the Class Meeting in respect of the votes attaching to the Ordinary Shares in which they are beneficially interested, amounting, in aggregate, to 0.44 per cent. of the voting rights able to be cast at the meeting.

Yours sincerely,

Sir David John KCMG
Chairman

PART II – PRO FORMA FINANCIAL INFORMATION

A Letter

The Directors, who are solely responsible for the unaudited pro forma financial information of the Company have received the following letter in connection therewith:



Ernst & Young LLP
Becket House
1 Lambeth Palace Road
London SE1 7EU

The Directors
Premier Oil Group Limited
23 Lower Belgrave Street
London SW1W 0NR

The Directors
Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR

The Directors
Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

11 October 2002

Dear Sirs,

Premier Oil plc ("Premier")

We report on the pro forma financial information set out in section 4B of Part III of the listing particulars dated 11 October 2002 and section B of Part II of the circular dated 11 October 2002 which has been prepared, for illustrative purposes only, to provide information about how the consolidated net assets and net debt of Premier as at 30 June 2002, might have been affected had the Restructuring been completed on that date.

Responsibilities

It is the responsibility solely of the directors of Premier to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority. It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma financial information and to report our opinion to you.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information, beyond that owed to those to whom those reports were addressed by us at the date of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/9 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors of Premier.

Opinion

In our opinion:

(a) the pro forma financial information has been properly compiled on the basis stated therein;

(b) such basis is consistent with the accounting policies of Premier; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

Ernst & Young LLP

B Unaudited Pro Forma Statement of Consolidated Net Assets, as at 30 June 2002

The following unaudited pro forma statement of consolidated net assets and net debt of Premier, which does not constitute statutory accounts within the meaning of section 240 of the Companies Act, has been prepared in order to illustrate how the consolidated net assets and net debt as at 30 June 2002 might have been affected had the Restructuring been completed on that date. It has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of Premier or the Continuing Group. It has been prepared in accordance with the notes set out below. The statement is prepared on the basis of the consolidated net assets of Premier as at 30 June 2002, extracted without material adjustment from the financial information as disclosed in the unaudited half yearly financial information of Premier for the period ended 30 June 2002.

Premier
UNAUDITED PRO FORMA STATEMENT OF CONSOLIDATED NET ASSETS AS AT 30 JUNE 2002

	Balance Sheet as at 30 June £m	Impact of the Restructuring £m	Pro forma Balance Sheet as at 30 June £m
Fixed assets			
Intangible assets	42.9	(5.7)[6]	37.2
Tangible assets	439.5	(111.5)[6,7]	328.0
Investments	12.6		12.6
Investments in joint ventures:			
Share of gross assets	268.4	(196.0)[1]	72.4
Share of gross liabilities	(177.1)	157.2[1]	(19.9)
Total fixed assets	586.3	(156.0)	430.3
Current assets			
Stocks	14.1	(4.9)	9.2
Debtors, including amounts due after one year	63.1	(4.1)[3]	59.0
Cash and short term deposits	125.6	103.9[4,10]	229.5
Total current assets	202.8	94.9	297.7
Creditors: amounts falling due under one year	(197.5)	150.3[5]	(47.2)
Net current assets	5.3	245.2	250.5
Total assets less current liabilities	591.6	89.2	680.8
Creditors: amounts falling due after one year	(211.5)	(131.6)[5]	(343.1)
Provision for liabilities and charges	(60.1)	6.4[8]	(53.7)
Consolidated net assets	320.0	(36.0)	284.0

Notes:

1. The Group holds part of its interest in Myanmar through Global Resources Ltd, in which it holds a 50 per cent. share. Premier accounts for its share in Global Resources Ltd using the gross equity method which reflects Premier's share of the gross assets and liabilities of the joint venture under 'Fixed Assets – Investment in Joint Ventures'.
2. US$ amounts have been converted at $1.52/£1.00, the exchange rate at 30 June 2002.
3. Estimated working capital balances of £21.3 million representing stock (£4.9 million), debtors (£25.5 million), cash (£9.5 million), and creditors (£18.6 million) are transferred with the Natuna and Yetagun interests. These balances have been transferred to debtors awaiting settlement. This estimated working capital balance is based upon the Framework Agreement dated 16 September 2002, a summary of which appears in Part VII of this document.
4. Costs of the transaction shown as a cash expense. Total costs assumed, including an estimate of "make-whole" payment on Premier's loan notes, amount to $53 million (£34 million).
5. Under the Restructuring, bridge finance arrangements have been put in place which result in the reclassification of £131.6 million from creditors falling due under one year to creditors falling due over one year.
6. Transfer of assets from intangible cost pool to tangible cost pool prior to the Transfer.
7. The reduction in fixed assets represents disposal proceeds for the transfer of Premier's interest in Natuna and a writedown of £40.1 million under FRS11 'Impairment of Fixed Assets and Goodwill'.
8. Provisions are written back to reflect Premier's remaining equity in Natuna.
9. Net debt (including balances in joint ventures) is £314.5 million pre-Restructuring and £110.7 million post-Restructuring. Gearing is 98 per cent. pre-Restructuring and 39 per cent. post-Restructuring. Net debt (excluding balances in joint ventures) is £218.2 million pre-Restructuring and £114.3 million post-Restructuring.

10. The cash adjustment of £103.9 million is broken down as follows:

	£ million
Transaction costs	(34.3)
Cash consideration	147.7
Cash transferred with assets	(9.5)
Total	**103.9**

11. The adjustment to net debt of £203.8 million is reconciled as follows:

	£ million
Cash movement as detailed above (see note 10)	103.9
Yetagun debt included as part of joint venture net debt transferred with asset	114.3
Yetagun cash included as part of joint venture net debt transferred with asset	(14.4)
Total	**203.8**

12. It is intended that the methodology used to prepare the pro forma financial statements above will be followed in preparing the financial statements which will reflect the Restructuring. All adjustments are directly attributable to the Restructuring.

Definitions:

A Net debt is defined as the Group's borrowings, including the Group's share of net debt held in joint ventures, less cash and short term deposits.

B Gearing is defined as net debt divided by net assets.

DEGOLYER AND MACNAUGHTON
4925 GREENVILLE AVENUE, SUITE 400
ONE ENERGY SQUARE
DALLAS, TEXAS 75206

October 9, 2002

The Directors
Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
England

The Directors
Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB
England

Gentlemen:

Pursuant to your request, we have prepared estimates, as of September 30, 2002, of the extent and value of the proven and probable oil, natural gas, natural gas liquids (NGL), and condensate reserves of certain petroleum interests owned by Premier Oil plc (Premier). The interests evaluated are located in Indonesia, Myanmar, Pakistan, and the United Kingdom. Premier has represented to us that it anticipates transferring to its two principal shareholders all of its interests in the Yetagun field offshore from Myanmar and part of its interests in the Block 'A' fields offshore from Indonesia (the transferred interests). Premier has further represented that it will retain part of its interests in the Block 'A' fields and all of its interests in other fields (the retained interests). The proven and probable reserves presented in this report have been prepared in accordance with reserves definitions presented in chapter 19 of *The Listing Rules* of the United Kingdom Listing Authority. Such reserves definitions are included under the Classification of Reserves heading of this report.

This report presents the extent and value of the reserves associated with the transferred interests in detail and the extent and value of the reserves associated with the retained interests in summary by country.

Reserves estimated in this report are expressed as gross and working-interest reserves. Gross reserves are defined as the total estimated petroleum to be produced after September 30, 2002, from the properties evaluated herein. Working-interest reserves are defined as that portion of the total reserves to be produced from the properties attributable to the interests owned by Premier, as of September 30, 2002, before deduction of any associated royalty burdens and net profits payable.

Although not directly reported herein, net reserves are defined as that portion of the working-interest reserves attributable to Premier after deducting royalty. The

Pakistan properties are subject to a 12.5-percent cash royalty and the Yetagun field is subject to a 10-percent cash royalty. Premier owns interests in the Block 'A' and the Kakap fields in Indonesia and the Yetagun field in Myanmar by virtue of production sharing contracts (PSC) that allow Premier to be reimbursed for its share of capital and operating expenses and to share in the profits. The reimbursements and profit proceeds are converted to a barrel equivalent by dividing by year-end product prices. That net interest is termed an "entitlement interest." The net reserves have been determined as appropriate for each property evaluated in this report as a part of the process of estimating the values of reserves reported herein.

This report presents values for proven and proven-plus-probable reserves for the fields evaluated herein using escalated prices and costs. A detailed explanation of the future price and cost assumptions is included under the Pricing and Cost Parameters used in Valuation of Reserves heading of this report. Operating and capital costs estimated herein are based on information and data made available by Premier. Estimated future costs were adjusted as necessary to reflect changes in production rates or operating conditions. Plant and equipment associated with the interests to be transferred by Premier have not been specifically valued in this report, but the inherent value of the usage of the plant and equipment has been included in the valuation of the reserves reported herein.

In this report, key information has been provided on the fields evaluated herein. As far as we are aware, there are no additional special factors that would affect the exploration or production business related to these fields or that would require additional information for their proper appraisal.

Values shown in this report for proven and proven-plus-probable reserves are expressed in terms of net present value. Net present value is defined as the future net revenue derived from proven and proven-plus-probable (non-risk-adjusted) reserves, discounted at a specified arbitrary discount rate over the expected period of realization. Future net revenue is defined as the revenue attributable to the interests evaluated herein after deducting from the future gross revenue direct operating expenses, capital costs, taxes, and all interests attributable to others. Direct operating expenses include items such as operating costs, petroleum processing costs, compression costs, and estimated expenses of direct supervision. Capital costs include such items as platforms, pipelines, wells, and compressors. Future income tax expenses were taken into account by determining the appropriate taxes to be paid in each country. In our opinion, net present value should not be construed to represent what a willing buyer and a willing seller would agree is the value of the property. Net present values using discount rates of 10, 12.5, and 15 percent are presented in this report.

Estimates of petroleum reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Information used in the preparation of this report was obtained from Premier. In the preparation of this report we have relied, without independent verification, upon

information furnished by Premier with respect to the property interests to be evaluated in this report, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Executive Summary

As part of a restructuring of the Premier group, Premier plans to transfer all of their 26.67-percent working interest in the Yetagun field offshore from Myanmar and a 38.0-percent working interest in the Block 'A' fields offshore from Indonesia to its two principal shareholders effective September 30, 2002. Premier will retain a 28.67-percent working interest in the Block 'A' fields and all of their working interests in other fields evaluated herein. Reserves have been estimated according to United Kingdom Listing Authority rules.

Transferred Interests

The estimated gross and working-interest proven and probable oil, condensate, NGL, and natural gas reserves, as of September 30, 2002, of the transferred interests evaluated herein are summarized as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

Transferred Interests
Reserves Summary

	Oil, Condensate, and NGL (Mbbl)		Marketable Gas (MMcf)		Oil and Oil Equivalent (Mboe)*	
	Gross	Working Interest	Gross	Working Interest	Gross	Working Interest
Proven	72,133	20,384	3,509,006	1,058,830	722,023	217,498
Probable**	23,950	7,297	1,194,981	379,927	247,300	78,707

* Marketable gas is converted to barrels of oil equivalent using a factor of 5.62 million British thermal units (Btu) per barrel and calorific values on a field-by-field basis.

** Probable reserves have not been adjusted for risk.

The Yetagun field is subject to a 10-percent cash royalty.

Estimates of the net present value, using discount rates of 10, 12.5, and 15 percent, of the future net revenue to be derived from the proven and proven-plus-probable reserves, as of September 30, 2002, of the transferred interests evaluated herein are presented below for the Base Case and two price sensitivity cases, the High Price Case and the Low Price Case. A detailed explanation of the future price and cost assumptions is included under the Pricing and Cost Parameters used in Valuation of Reserves heading of this report. Values are expressed in millions of U.S. dollars (MM U.S.$):

Transferred Interests
Valuation of Reserves Summary

	Net Present Value		
	at 10 Percent (MM U.S.$)	at 12.5 Percent (MM U.S.$)	at 15 Percent (MM U.S.$)
Proven			
Base Case	828.1	725.5	643.0
High Price Case	888.6	778.2	689.6
Low Price Case	755.6	661.5	585.8
Proven plus Probable*			
Base Case	949.0	809.2	702.6
High Price Case	1,201.6	870.3	755.0
Low Price Case	864.4	737.4	640.2

* Values attributable to probable reserves have not been adjusted for risk.

Retained Interests

The estimated gross and working-interest proven and probable oil, condensate, NGL, and natural gas reserves, as of September 30, 2002, of the retained interests evaluated herein are summarized as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

Retained Interests
Reserves Summary

	Oil, Condensate, and NGL (Mbbl)		Marketable Gas (MMcf)		Oil and Oil Equivalent (Mboe)*	
	Gross	Working Interest	Gross	Working Interest	Gross	Working Interest
Proven	272,836	23,807	5,673,456	649,837	1,207,211	138,279
Probable**	157,003	18,695	3,065,312	349,754	656,374	79,700

* Marketable gas is converted to barrels of oil equivalent using a factor of 5.62 million Btu per barrel and calorific values on a field-by-field basis.

** Probable reserves have not been adjusted for risk.

Estimates of the net present value, using a discount rate of 10 and 12.5 percent, of the future net revenue to be derived from the proven-plus-probable reserves, as of September 30, 2002, of the retained interests evaluated herein are presented as follows for the Base Case and two price sensitivity cases. A detailed explanation of the future price and cost assumptions is included under the Pricing and Cost Parameters used in Valuation of Reserves heading of this report. Values are expressed in millions of U.S. dollars (MM U.S.$):

Retained Interests
Valuation of Reserves Summary

Base Case	Net Present Value at 10 Percent (MM U.S.$)	Net Present Value at 12.5 Percent (MM U.S.$)
Proven plus Probable*		
Base Case	632.1	560.3
High Price Case	702.6	623.1
Low Price Case	550.8	487.9

* Values attributable to probable reserves have not been adjusted for risk.

Classification of Reserves

Petroleum reserves included in this report are classified by degree of proof as proven or probable. Proven reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. Definitions of proven and probable reserves classifications used in this report are in accordance with reserves definitions presented in chapter 19 of *The Listing Rules* of the United Kingdom Listing Authority. The petroleum reserves are classified as follows:

> *Proven* – Proven reserves means, in respect of mineral companies primarily involved in the extraction of oil and gas resources, those reserves which on the available evidence and taking into account technical and economic factors have a better than 90-percent chance of being produced.
>
> *Probable* – Probable reserves means, in respect of mineral companies primarily involved in the extraction of oil and gas resources, those reserves which are not yet "proven" but which on the available evidence and taking into account technical and economic factors have a better than 50-percent chance of being produced.

The extent to which probable reserves ultimately may be reclassified as proven reserves is dependent upon future drilling, testing, and well performance. The degree of risk to be applied in evaluating probable reserves is influenced by economic and technological factors as well as the time element. Probable reserves in this report have not been adjusted in consideration of these additional risks and therefore are not comparable with proven reserves.

Procedures and Methodology for Estimation of Reserves

Estimates of reserves were prepared by the use of standard geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and original gas in place (OGIP). Structure maps were prepared to delineate each reservoir, and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were

used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material-balance and other engineering methods were used to estimate OOIP or OGIP.

Where appropriate, estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material-balance and other engineering methods were used to estimate recovery factors. In such cases, an analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production based on current economic conditions.

In certain cases, when the previously named methods could not be used, reserves were estimated by analogy with similar wells or reservoirs for which more complete data were available.

Gross production estimated through September 30, 2002, was deducted from gross ultimate recovery, when applicable, to arrive at the estimates of gross reserves shown herein. The information on cumulative production provided by Premier included actual production through June 2002.

Data available from wells drilled through July 31, 2002, have been used to prepare the estimates shown herein except in the Yetagun field. In March 1999, a well was completed in the Yetagun field; Premier has not provided data from that well to us. The well has not been incorporated into our volumetric interpretation of the Yetagun field. We express no opinion on the effect the data from this well would have on reserves estimated herein. Premier has represented that after further in-house studies, the data from the new well have had no adverse effect on its Yetagun field reserves estimates.

The oil and condensate reserves estimated in this report will be recovered by conventional field operations. NGL reserves estimated in this report may also include condensate and will be recovered by normal gas separation and, in some instances, from gas processing and onshore oil stabilization plants. Oil, condensate, and NGL reserves are expressed in terms of 42 United States gallons per barrel.

Gas volumes included in this report are expressed marketable gas at a pressure base of 14.7 pounds per square inch absolute and a temperature base of 60 degrees Fahrenheit. Separator gas is the gas remaining after field separation but prior to gas processing and shrinkage for fuel use or flare. Marketable gas is defined as wet gas after reduction for shrinkage resulting from field separation; processing, including removal of nonhydrocarbon gas to meet pipeline specifications and NGL extraction; and flare and other losses but not from fuel usage. Fuel gas is included as reserves. Wet gas

is the total gas produced from the reservoir prior to processing or separation and includes all nonhydrocarbon components and the gas equivalent of condensate.

The marketable gas reported herein is converted to heating value on a field-by-field basis using calorific values ranging from 695 Btu per cubic feet (Btu/cf) to 1,185 Btu/cf. The resultant Btu are then converted to barrels of oil equivalent (boe) using a factor of 5.62 million Btu per boe.

The proven reserves forecast terminates at the economic limit as defined under the Classification of Reserves heading of this report or at the end of the concession life, whichever occurs first. If a concession expires before the economic production limit is reached, production that could be obtained after the concession expiration, which would otherwise be classified as proven, has been classified as probable.

Pricing and Cost Parameters used in Valuation of Reserves

Revenue values of the proven and proven-plus-probable reserves were developed using methods generally accepted by the petroleum industry. A production forecast of the proven and proven-plus-probable reserves was prepared using the development plan for each field. Prices and costs were presented in U.S. dollars (U.S.$).

A range of net present values of the proven and proven-plus-probable reserves has been determined for a Base Case and two price sensitivity cases.

Base Case

The following price assumptions were used to estimate revenue values for the Base Case.

i) Marker oil prices, expressed in United States dollars per barrel (U.S.$/bbl), were as follows:

	Brent Oil Price (U.S.$/bbl)
2002	23.00
2003	20.00
2004 forward	Escalated 3% per annum

ii) Initial price differentials to the marker oil prices are as follows:

Country Field	Brent Oil Price Differential (U.S.$/bbl)
Indonesia	
Block 'A' Fields	+0.80
Kakap	+0.40
Myanmar	
Yetagun	Brent
Pakistan	
Qadirpur	−5.00
Zamzama	−4.10
United Kingdom	
Ivanhoe, Hamish, Rob Roy	+0.71
Kyle	+0.36
Scott	+0.15
All Others	Brent

iii) Existing gas prices were based on contracts provided by Premier. Future

prices were based on formulas contained within the contracts, which are linked to marker oil prices and/or other price and cost indices.

Costs were escalated at a rate of 3 percent per annum beginning January 2003. The capital investment and operating cost forecasts were reviewed in detail and modified in accordance with the relevant production forecast. Abandonment costs were included in the analysis when applicable. The royalty and tax provisions were assumed to remain unchanged from current legislation.

Corporate overhead costs have not been considered in the valuation of the proven and proven-plus-probable reserves.

No value has been attributed to third-party business which may arise but is currently uncontracted.

Price Sensitivity Cases

At the request of Premier, two price sensitivity cases were prepared for this report: a Low Price Case that includes oil prices 15 percent lower than the Base Case and a High Price Case that includes oil prices 15 percent higher than the Base Case were evaluated. Gas prices are also increased and decreased by 15 percent but only as allowed by the specific gas contracts. Operating expense and capital investment were unchanged from the Base Case.

Discussion of Fields Evaluated

Transferred Interests

Interests and Reserves

Premier has represented that it plans to transfer working interests, effective September 30, 2002, in the Yetagun field and the Block 'A' fields as follows:

Field	Working Interest to be Transferred (Percent)
Block 'A' Fields	38.00
Yetagun	26.67

For the transferred interests, estimated gross and working-interest proven and probable oil, condensate, NGL, and marketable-gas reserves, as of September 30, 2002, of the fields evaluated herein for Premier are summarized below in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

Transferred Interests
Reserves Summary by Field

Field	Proven			Probable**		
	Oil, Condensate, and NGL (Mbbl)	Marketable Gas (MMcf)	Oil and Oil Equivalent (Mboe)*	Oil, Condensate, and NGL (Mbbl)	Marketable Gas (MMcf)	Oil and Oil Equivalent (Mboe)*
Gross Reserves						
Block 'A' Fields	10,141	1,086,450	220,286	8,035	540,667	112,613
Yetagun	61,992	2,422,556	501,737	15,915	654,314	134,687
Total	**72,133**	**3,509,006**	**722,023**	**23,950**	**1,194,981**	**247,300**
Working-Interest Reserves						
Block 'A' Fields	3,854	412,851	83,709	3,053	205,453	42,792
Yetagun	16,530	645,979	133,789	4,244	174,474	35,915
Total	**20,384**	**1,058,830**	**217,498**	**7,297**	**379,927**	**78,707**

* Marketable gas is converted to barrels of oil equivalent using a factor of 5.62 million Btu per barrel and calorific values on a field-by-field basis.

** Probable reserves have not been adjusted for risk.

Field Discussions

Block 'A' Fields

The fields located in the Natuna Sea Block 'A' PSC are the Anoa, Beruang, Bison, Gajah Baru, Gajah Puteri, Iguana, Naga, and Pelikan fields (Figure 1). Premier assumed operatorship of the PSC in 1996.


MALAYSIA
INDONESIA
NATUNA SEA
BERUANG
ANOA
GAJAH BARU
GAJAH PUTERI
PELIKAN
NAGA
BISON
IGUANA
AREA OF DETAIL
PACIFIC
OCEAN
INDIAN
OCEAN
3400000
3500000
3600000

Figure 1. Generalized Location Map, Block 'A' Fields, Indonesia

The Anoa field is an elongate, faulted, anticlinal culmination with four-way dip closure. It is approximately 4 by 5 kilometers in size, lies beneath about 250 feet of water, and is 240 kilometers north-northwest of the Anambas Archipelago. The pay section is found in deltaic and distributary channel sands of the Oligocene Middle Gabus Formation. The main sandstones are medium to coarse grained, subangular to subrounded, moderately sorted, and contain occasional cherts and micaceous components. The Anoa structure was identified from two-dimensional seismic lines as a faulted anticline. The field is segmented into three major fault blocks identified as west, central, and east. The field was discovered by Agip in 1974 by the crestally located AQ-2X well and was further delineated by the AQ-3X, AQ-4X, and AQ-5X wells by 1976. Further delineation was conducted by Sumatra Gulf starting in 1979. Three-dimensional seismic data were collected over the field in 1986 and subsequently in 1998. Development drilling by Amoseas began in 1990 and the field was brought on production in November of that year.

The Bison and Pelikan fields are gas accumulations located to the south of the Anoa field. Both are simple four-way closures with gas trapped in several Arang and Gabus sands.

The Beruang field is an east-west, elongate, breached anticlinal culmination with four-way dip closure located north of the Anoa field. Gas has been found in one Arang reservoir.

The Gajah Baru field is an unfaulted, east/west-trending, four-way closure located to the south of the Anoa field. Three wells have been drilled in the main closure and nine upper and middle Arang gas-bearing sandstone reservoirs have been identified. On a separate culmination west of the main closure, a fourth well found three of the same gas-bearing reservoirs.

The Gajah Puteri field is an elongate, westward-plunging, moderately faulted anticline with three-way dip closure located south-southeast of the Anoa field. Gas has been found in several Arang and Gabus sands.

The Iguana field is a faulted, four-way closure located on the southeast side of the Bison field. One well has been drilled and six gas-bearing sandstone reservoirs in the middle Arang have been identified.

Naga is an unfaulted, four-way closure located east of the Pelikan field. One well has been drilled and 17 upper and middle Arang gas-bearing sandstone reservoirs have been identified.

The porosities in the hydrocarbon-bearing zones in the Block 'A' fields average approximately 22 percent and the permeabilites average approximately 100 millidarcys.

The Anoa field is the only field to have been placed on production. There are currently 13 producing oil wells, 4 producing gas wells, and 1 gas-injection well in the field. Some of the gas produced from the field is used for pressure maintenance and gas lift. Current production is approximately 3,200 barrels of oil and condensate per day and 133 million cubic feet per day (MMcf/d) of separator gas. With the exception of

2.4 MMcf/d of gas, that is being reinjected, all gas is currently sold. As of September 30, 2002, approximately 75 percent of the gross ultimate recovery associated with estimated proven and probable oil reserves and about 20 percent of the gross ultimate recovery of the proven and probable natural gas reserves are estimated to have been produced from the Anoa field. The field is forecast to produce until 2019.

Gas sales from Block 'A' to SembCorp in Singapore began in December 2000. The gas sales agreement calls for 325 MMcf/d of gas to be produced from three separate license blocks in the Natuna Sea, 115 MMcf/d of which has been allocated to the Block 'A' PSC. Gas produced from the Anoa, Beruang, Bison, and Pelikan fields are dedicated to this contract.

Premier has represented that gas sales are expected to Petroliam Nasional Berhad in Malaysia beginning in 2004, which will be supplied from the Gajah Baru, Gajah Puteri, Iguana, and Naga fields. Premier has represented that the applicable gas sales agreement is nearly finalized. Based on this representation, certain reserves in the Gajah Baru, Gajah Puteri, Iguana, and Naga fields estimated herein have been classified as proven. In these fields, the Premier working-interest reserves attributable to the transferred interests classified as proven are 160,702 MMcf. This volume equates to an oil equivalent of 31,084 Mboe.

Yetagun Field

The Yetagun and Yetagun North fields are located in blocks M12, M13, and M14 of the Andaman Sea in the Union of Myanmar (Figure 2). The Yetagun field, discovered in October 1992 in 330 feet of water, consists of a thick gas column in a series of Miocene sandstones below 6,400 feet subsea. In October 1998, the Yetagun North field was discovered as a separate accumulation from the main Yetagun field. In both fields, the gas-bearing reservoirs are completely underlain by an aquifer with a gas/water contact (GWC) at approximately 7,095 feet subsea in the main accumulation and 7,437 feet subsea in the northern accumulation (Figure 3). The GWCs that mark the downdip limit of the gas accumulations are well defined by both pressure and log data. Additionally, a "flat spot," or phase reversal of the seismically defined horizon, is apparent in parts of the field and corresponds quite well with the interpreted GWC. Both fields are composed of a complex series of seismically defined en echelon, down-to-the-east, rotated-basement, normal faults with gas trapped along the western closure. The porosities in the hydrocarbon-bearing zones in the Yetagun and Yetagun North fields average approximately 18 percent and the permeabilites average approximately 75 millidarcys. To date, 11 wells have been drilled to delineate the main field, while only a single well defines the northern accumulation. In March 1999, one of the 11 wells was completed in the Yetagun field; Premier has not provided data from that well to us. The well has not been incorporated into our volumetric interpretation of the Yetagun field. We express no opinion on the effect the data from this well would have on reserves estimated herein. Premier has represented that after further in-house studies, the data from the new well have had no adverse effect on its Yetagun field reserves estimates.



Scale
100 0 100 200
Kilometers
DeGolyer and MacNaughton Dallas, Texas
INDIA
BANGLADESH
Bay of Bengal
MYANMAR
LAOS
THAILAND
YANGON
INDIAN
YETAGUN AND
YETAGUN NORTH FIELDS
BANGKOK
INDIA
Andaman Sea
Gulf of Thailand
OCEAN
0
400000
2400000
2000000
1600000
1200000

Figure 2. Generalized Location Map, Yetagun and Yetagun North Fields, Myanmar


264000
270000
276000
1460000
1454000
1448000
1442000
1436000
1430000
YETAGUN NORTH
FIELD
YETAGUN FIELD
STRUCTURE MAP
TOP OF RESERVOIR
YETAGUN AND
YETAGUN NORTH FIELDS
UNION OF MYANMAR

Figure 3. Structure Map, Yetagun and Yetagun North Fields, Myanmar

Production began in May 2000 through six wells in the main Yetagun field. As of September 30, 2002, approximately 2 percent of the gross ultimate recovery associated with the estimated proven and probable natural gas and condensate reserves is estimated to have been produced from the Yetagun field. The field is forecast to produce until 2021. Production from the Yetagun North field will be phased in at a later date. The gas sales and purchase agreement with Thailand calls for an initial annual contract quantity of 200 MMcf/d of marketable gas followed by an increase to 260 MMcf/d of marketable gas in October 2002 and a subsequent increase to 400 MMcf/d in 2004. The gas from the northern field will need to be blended with the main field gas production in order to meet the gas-contract requirements for the heating value of the gas. The northern accumulation has a significantly higher carbon dioxide content than the main field but is considerably smaller relative to the reserves of the main accumulation. Production to date has been well below the contract quantity. Field rates have averaged around 127 MMcf/d. Under terms of the gas sales agreement, the buyer is obligated to compensate the joint venture partners for the difference between actual production volumes and contracted amounts.

Premier has represented that as a result of delays in commissioning Thailand's Ratchaburi power station (the principal consumer of Yetagun gas), the demand profile for Yetagun gas has been delayed in the short term. The Yetagun partners are in negotiation with the Petroleum Authority of Thailand to encourage the major consumer to increase gas take in return for certain amendments to the terms of the gas sales agreements. These proposed amended terms are reflected in the valuations presented herein.

Valuation of Reserves of Transferred Interests

Base Case

Presented below are estimates of the net present value of the future net revenue discounted at 10, 12.5, and 15 percent to be derived from the proven and proven-plus-probable reserves, as of September 30, 2002, for the transferred interests of the properties evaluated herein with Base Case price and cost assumptions as described under the heading Pricing and Cost Parameters used in Valuation of Reserves. Values are expressed in millions of U.S. dollars (MM U.S.$):

Transferred Interests
Revenue Summary, Base Case

	Net Present Value		
	at 10 Percent (MM U.S.$)	at 12.5 Percent (MM U.S.$)	at 15 Percent (MM U.S.$)
Proven Reserves			
Block 'A' Fields	256.6	229.8	207.7
Yetagun	571.5	495.7	435.3
Total	**828.1**	**725.5**	**643.0**
Proven-plus-Probable Reserves			
Block 'A' Fields	320.9	276.5	242.7
Yetagun	628.1	532.7	459.9
Total	**949.0**	**809.2**	**702.6**

* Values attributable to probable reserves have not been adjusted for risk.

Price Sensitivity Cases

Low Price Case

Estimates of the net present value of the future net revenue discounted at 10, 12.5, and 15 percent to be derived from the proven and proven-plus-probable reserves, as of September 30, 2002, for the transferred interests of the properties evaluated herein with Low Case price and cost assumptions as described under the heading Pricing and Cost Parameters used in Valuation of Reserves. Values are expressed in millions of U.S. dollars (MM U.S.$).

Transferred Interests
Revenue Summary, Low Price Case

	Net Present Value		
	at 10 Percent (MM U.S.$)	at 12.5 Percent (MM U.S.$)	at 15 Percent (MM U.S.$)
Proven Reserves			
Block 'A' Fields	222.3	199.0	179.8
Yetagun	533.3	462.5	406.0
Total	**755.6**	**661.5**	**585.8**
Proven-plus-Probable Reserves			
Block 'A' Fields	278.6	240.5	211.3
Yetagun	585.8	496.9	428.9
Total	**864.4**	**737.4**	**640.2**

* Values attributable to probable reserves have not been adjusted for risk.

High Price Case

Estimates of the net present value of the future net revenue discounted at 10, 12.5, and 15 percent to be derived from the proven and proven-plus-probable reserves, as of September 30, 2002, for the transferred interests of the properties evaluated herein with High Case price and cost assumptions as described under the heading Pricing and Cost Parameters used in Valuation of Reserves. Values are expressed in millions of U.S. dollars (MM U.S.$).

Transferred Interests
Revenue Summary, High Price Case

	Net Present Value		
	at 10 Percent (MM U.S.$)	at 12.5 Percent (MM U.S.$)	at 15 Percent (MM U.S.$)
Proven Reserves			
Block 'A' Fields	280.5	250.9	226.5
Yetagun	608.1	527.3	463.1
Total	**888.6**	**778.2**	**689.6**
Proven-plus-Probable Reserves			
Block 'A' Fields	352.7	303.2	265.6
Yetagun	668.9	567.1	489.4
Total	**1,021.6**	**870.3**	**755.0**

* Values attributable to probable reserves have not been adjusted for risk.

Retained Interests

Interests and Reserves

Premier has represented that it intends to retain a 28.67-percent working interest in the Block 'A' fields and all of its working interests in other assets except the Yetagun field. In this report we have evaluated the extent and value of the proven and proven-plus-probable reserves for these retained interests of certain of Premier's assets. The porosities in the hydrocarbon-bearing zones in these fields are between approximately 8 and 35 percent and the permeabilites are between approximately 0.1 and 2,000 millidarcys. As of September 30, 2002, these fields have been estimated to have produced from about 2 percent to about 98 percent of the estimated gross ultimate recoveries associated with the proven and probable oil, condensate, NGL, and natural gas reserves. The fields' productive lives are forecasted to end between 2005 and 2028. The fields and Premier's working interest to be retained in these assets evaluated herein are shown in the following table. The operator for each field is also listed. All are experienced, internationally known companies.

Country Field	Retained Working Interests (%)	Operator
Indonesia		
Block 'A' Fields	28.67	Premier
Kakap	18.75	Premier
Pakistan		
Bhit	6.00	ENI
Kadanwari	15.79	ENI
Qadirpur	4.75	OGDC
Zamzama	9.38	BHP
United Kingdom		
Angus	15.00	Amerada Hess
Fergus	35.00	Amerada Hess
Fife	15.00	Amerada Hess
Flora	15.00	Amerada Hess
Galahad	9.99	Exxon Mobil
Ivanhoe, Hamish, Rob Roy	3.75	Amerada Hess
Kyle	40.00	Canadian Natural Resources
Scott	1.79	Amerada Hess
Telford	0.82	Amerada Hess
Wareham	12.50	BP
Wytch Farm	12.38	BP

For the retained interests, the estimated gross and working-interest proven and probable oil, condensate, NGL, and marketable-gas reserves, as of September 30, 2002, of the fields evaluated herein for Premier are summarized below by country in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

Retained Interests
Reserves Summary by Country

	Proven			Probable**		
Country	Oil, Condensate, and NGL (Mbbl)	Marketable Gas (MMcf)	Oil and Oil Equivalent (Mboe)*	Oil, Condensate, and NGL (Mbbl)	Marketable Gas (MMcf)	Oil and Oil Equivalent (Mboe)*
Gross Reserves						
Indonesia						
Block 'A' Fields	10,141	1,086,450	220,286	8,035	540,667	112,613
Kakap Fields	20,528	258,629	75,195	29,087	108,047	51,925
Pakistan	9,486	4,169,277	650,122	5,362	2,302,221	356,521
United Kingdom	232,681	159,100	261,608	114,519	114,377	135,315
Total	**272,836**	**5,673,456**	**1,207,211**	**157,003**	**3,065,312**	**656,374**
Working-Interest Reserves						
Indonesia						
Block 'A' Fields	2,907	311,485	63,156	2,304	155,009	32,286
Kakap Fields	3,849	48,493	14,099	5,454	20,259	9,736
Pakistan	811	283,887	43,698	454	158,655	24,317
United Kingdom	16,240	5,972	17,326	10,483	15,831	13,361
Total	**23,807**	**649,837**	**138,279**	**18,695**	**349,754**	**79,700**

* Marketable gas is converted to barrels of oil equivalent using a factor of 5.62 million Btu per barrel and calorific values on a field-by-field basis.

** Probable reserves have not been adjusted for risk.

Valuation of Retained Interests

Estimates of the net present value of the future net revenue discounted at 10 percent and 12.5 percent to be derived from the proven-plus-probable reserves, as of September 30, 2002, for the retained interests of the properties evaluated herein with Base Case price and cost assumptions as described under the heading Pricing and Cost Parameters used in Valuation of Reserves. Values are expressed in millions of U.S. dollars (MM U.S.$):

Retained Interests
Revenue Summary, Base Case

	Net Present Value	
	at 10 Percent (MM U.S.$)	at 12.5 Percent (MM U.S.$)
Proven-plus-Probable Reserves*		
Indonesia		
Block 'A' Fields	242.1	208.6
Kakap Fields	55.6	49.5
Pakistan	204.4	178.7
United Kingdom	130.0	123.5
Total	**632.1**	**560.3**

* Values attributable to probable reserves have not been adjusted for risk.

Price Sensitivity Cases

Low Price Case

Estimates of the net present value of the future net revenue discounted at 10 and 12.5 percent to be derived from the proven-plus-probable reserves, as of September 30, 2002, for the retained interests of the properties evaluated herein with Low Case price and cost assumptions as described under the heading Pricing and Cost Parameters used in Valuation of Reserves. Values are expressed in millions of U.S. dollars (MM U.S.$).

Retained Interests
Revenue Summary, Low Price Case

	Net Present Value	
	at 10 Percent (MM U.S.$)	at 12.5 Percent (MM U.S.$)
Proven-plus-Probable Reserves*		
Indonesia		
Block 'A'	210.2	181.5
Kakap	47.0	42.0
Pakistan	187.7	163.8
United Kingdom	105.9	100.6
Total	**550.8**	**487.9**

* Values attributable to probable reserves have not been adjusted for risk.

High Price Case

Estimates of the net present value of the future net revenue discounted at 10 and 12.5 percent to be derived from the proven-plus-probable reserves, as of September 30, 2002, for the retained interests of the properties evaluated herein with High Case price and cost assumptions as described under the heading Pricing and Cost Parameters used in Valuation of Reserves. Values are expressed in millions of U.S. dollars (MM U.S.$).

Retained Interests
Revenue Summary, High Price Case

	Net Present Value	
	at 10 Percent (MM U.S.$)	at 12.5 Percent (MM U.S.$)
Proven-plus-Probable Reserves*		
Indonesia		
Block 'A'	266.1	228.8
Kakap	64.3	57.2
Pakistan	217.5	190.2
United Kingdom	154.7	146.9
Total	**702.6**	**623.1**

* Values attributable to probable reserves have not been adjusted for risk.

Professional Qualifications

DeGolyer and MacNaughton is a Delaware corporation with offices at 4925 Greenville Avenue, Suite 400, Dallas, Texas 75206, U.S.A. The firm has been providing petroleum consulting services throughout the world for more than 60 years. The firm's professional engineers, geologists, geophysicists, petrophysicists, and economists are engaged in the independent appraisal of oil and gas properties, evaluation of hydrocarbon and other mineral prospects, basin evaluations, comprehensive field studies, equity studies, and studies of supply and economics related to the energy industry. Except for the provision of professional services on a fee basis, DeGolyer and MacNaughton has no commercial arrangement with any other person or company involved in the interests which are the subject of this report.

The evaluation has been supervised by Mr. R. Michael Shuck. Mr. Shuck is a Senior Vice President with DeGolyer and MacNaughton, manager of the firm's Asia/ Pacific Division, a Registered Professional Engineer in the State of Texas, and a member of the Society of Petroleum Engineers. He has 25 years of oil and gas industry experience.

Submitted,

DeGOLYER and MacNAUGHTON

R. M. Shuck, P.E.
Senior Vice President
DeGolyer and MacNaughton

PART IV – ILLUSTRATIVE STATEMENT OF CORE NET ASSET VALUE

The following table has been prepared for illustrative purposes only in order to show how the Restructuring would affect the Group's core NAV and core NAV per share if the Restructuring had completed on 30 September 2002. The value shown for the interests being transferred is the implied consideration under the Restructuring. The value shown for the retained interest in Natuna is a pro rata proportion of the consideration received for the Natuna interest being transferred under the Restructuring. The values shown for the other interests to be retained by the Group are the net asset values of the Proved and Probable Reserves of these interests, as extracted from the Competent Person's Report. Values extracted from the Competent Person's Report have not been adjusted for risk.

The Group's core NAV has been calculated by adding other investments to the value of the above-mentioned interests and subtracting the Group's estimated net debt as at 30 September 2002. The core NAV per share is then calculated by dividing the Group's core NAV by the number of shares in issue. The table excludes any value attributable to exploration and appraisal assets, technical reserves and other potential upsides of the business, and therefore does not necessarily represent a full value of the Group's net assets.

The illustrative core NAV and core NAV per share of the Group after the Restructuring, should not be construed to represent what a willing buyer and a willing seller would agree is the value of the Group or its assets.

This illustrative statement of core NAV sets out the basis of the calculation for certain data in Part I of this document.

Statement of illustrative core net asset value as at 30 September 2002
(excluding exploration and appraisal, technical reserves and other upsides)

		10% discount rate		12.5% discount rate	
	Notes	Before Restructuring (million U.S.$)	After Restructuring (million U.S.$)	Before Restructuring (million U.S.$)	After Restructuring (million U.S.$)
Implied consideration for assets being transferred					
Myanmar – 26.67% of Yetagun at transaction value	2	400.0		400.0	
Indonesia – 38.00% of Natuna Block A at transaction value	2	270.0		270.0	
Value of assets remaining					
UK – net present value	3	130.0	130.0	123.5	123.5
Pakistan – net present value	3	204.4	204.4	178.7	178.7
Indonesia – net present value of Kakap PSC	3	55.6	55.6	49.5	49.5
Indonesia – 28.67% of Natuna Block A at transaction value	2	203.7	203.7	203.7	203.7
Total assets		1,263.7	593.7	1,225.4	555.4
Other investments	4	16.4	16.4	16.4	16.4
Estimated net debt	5,6	(444.5)	(120.7)	(444.5)	(120.7)
Net asset value	C	835.6	489.4	797.3	451.1
Number of shares					
Issued shares held by Independent Shareholders	7	777.5	777.5	777.5	777.5
Issued shares held by Amerada Hess and PICL	7	777.5		777.5	
Convertible Shares held by Amerada Hess and PICL	8	32.3		32.3	
Total number of shares (in millions)	D	1587.3	777.5	1,587.3	777.5
Core net asset value per share (in pence)	9,10	34.0	40.6	32.4	37.4
Accretion in core net asset value per share			20%		16%

Notes:

1. Oil price assumption of US$20 in 2003, escalating at 3 per cent. per annum in accordance with the Competent Person's Report.
2. Myanmar and Natuna, Indonesia included at the value implied by the Restructuring.
3. Sourced from the Competent Person's Report – value of Proved plus Probable Reserves at the stated discount rate.
4. Investment in Australian Worldwide Exploration Limited valued at the closing market price on 13 September 2002.
5. Estimated net debt before the Restructuring as at 30 September 2002.
6. Estimated net debt after the Restructuring derived by including cash proceeds, release of project debt and estimated costs of the Restructuring.
7. 50 per cent. of Ordinary Shares in issue at 30 September 2002 adjusted for required conversions of Convertible Shares.
8. Remaining Convertible Shares as at 30 September 2002 adjusted for required conversions of Convertible Shares.
9. NAV (C) divided by total number of shares (D) converted to pence per share at the prevailing exchange rate of £1.00 = US$1.55, as at 13 September 2002, being the latest practicable date prior to the announcement of the Restructuring on 16 September 2002.
10. If the post-Restructuring NAV per share is calculated using the Competent Person's Report net present values throughout, there is dilution of between 1 and 7 per cent. but NAV per share after the Restructuring rises to 43.8 pence and 37.8 pence at respective discount rates of 10 and 12.5 per cent.
11. 16 September 2002 was the date of announcement of the Restructuring, references to 13 September 2002 represent the last practicable date prior to that announcement.

Deutsche Bank 

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

The Board of Directors
Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR

11 October 2002

Dear Sirs,

Premier Oil plc ("Premier" or the "Company")

The Listing Rules of the UK Listing Authority classify the proposed Restructuring as a Related Party and Class 1 transaction and accordingly require that the Company obtains an independent valuation of the assets being transferred as part of the Restructuring. The Board of Directors of Premier (the "Directors") has retained Deutsche Bank AG London ("Deutsche Bank") to perform this role. Definitions used in this letter are the same as those used in the Company's circular of today's date (the "Circular") unless otherwise defined in this letter.

Purpose

This independent valuation has been provided to the Company solely in connection with the Restructuring, in accordance with the requirements of paragraph 11.10(d) of the UKLA's Listing Rules, and may not be used or relied upon by any other person or for any other purpose whatsoever. In providing this independent valuation Deutsche Bank is not making any recommendation to any shareholder as to how to vote with respect to the Restructuring. In particular this independent valuation should be read in conjunction with the other contents of the Circular. We consent to the inclusion of this letter in the Circular on the basis that no duties or responsibilities are accepted by us to any person other than the Company. This independent valuation sets out our opinion as to the estimated fair market value of the assets to be transferred as at today's date assuming a willing buyer and seller, dealing at arm's length and with equal information. Deutsche Bank does not intend to update this independent valuation at any time after the date hereof.

In preparing this valuation, Deutsche Bank did not assume responsibility for the independent verification of the financial information, forecasts or projections considered in connection with the rendering of this valuation, including without limitation those contained in or underlying the Competent Person's Report. Accordingly, for the purposes of this valuation, Deutsche Bank assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities of the Company, other than the Competent Person's Report included in Part III of this Circular. With respect to the financial forecasts and projections made available to Deutsche Bank and used in its analysis, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements of the management of the Company as to the matters covered thereby. In rendering this valuation, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. This valuation was necessarily based upon economic, market and other conditions as in effect on, and the information made available to Deutsche Bank as of, the date of this letter.

Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of the Company, Amerada Hess and PICL contained in the Framework Agreement are true and correct, that the Company, Amerada Hess and PICL will each perform all of the covenants and agreements to be performed by it under the Framework Agreement and all conditions to the obligation of each of the Company, Amerada Hess and PICL to consummate the Restructuring will be satisfied without any waiver thereof.

Information relied upon by Deutsche Bank

Deutsche Bank has relied on the analysis and conclusions regarding the extent and value of the reserves associated with the assets to be transferred as set out in the Competent Person's Report included in Part III of this Circular. In reaching its conclusions, Deutsche Bank has also taken into account the Independent Director's commercial assessment of the proposed Restructuring and other material factors relevant to the circumstances of the particular assets, as set out below.

The Restructuring

Details of the Restructuring are included in Parts VI and VII of the Circular.

Assets to be transferred

The Competent Person's Report included in Part III of the Circular, shows a range of net asset values for the Myanmar assets of US$429 million (£277 million) to US$669 million (£432 million) and for the West Natuna Sea Block A ("Natuna") assets of US$211 million (£136 million) to US$353 million (£228 million), based on a range of oil and gas price scenarios, reserve assumptions and discount rates as set out therein. The combined value of these assets based on these assumptions spans a wide range of US$640 million (£413 million) to US$1,022 million (£659 million). This compares with the implied consideration of US$670 million (£432 million) under the terms of the Restructuring. Deutsche Bank believes the following factors are also relevant to the fair market value of the assets:

Both assets

- **Risk adjustment.** The Competent Person's Report gives full value to Premier's probable reserves rather than risk-adjusting their value. Probable reserves are typically risk adjusted by a factor of 50 per cent. of value to reflect the likelihood of successfully bringing the hydrocarbons through to production.

- **Appropriate discount rates.** A discount rate should reflect the long term rate of return which the holder of an asset will require for its investment in a business in the context of the country of the investment. Given the political situation in Myanmar and the current US investment sanctions, an appropriate discount rate for the Yetagun field should reflect the greater risk this asset represents in contrast to, say a UK North Sea asset. Given the above, an appropriate discount rate for the assets in Myanmar is, in our view, at least 15 per cent. An appropriate discount rate for Indonesia should consider amongst other things the 'selective default' sovereign debt rating that Standard & Poors Inc. currently has for Indonesian sovereign debt. Additionally, a recent buyout of a minority stake in Indonesian assets referred to a discount rate range of 11 to 13.5 per cent. Given the above, we consider an appropriate discount rate for Indonesian assets is 12.5 per cent.

Myanmar assets

- **A recent significant marketing campaign to all realistic potential buyers of the Myanmar assets.** The marketing process canvassed several potential buyers of which a number progressed to detailed discussions involving data exchange and a formal bidding process. The results of this marketing yielded a lower valuation than that indicated in the Competent Person's Report and a lower valuation than the implied consideration under the Restructuring.

- **US sanctions prohibit new investment in Myanmar by US persons on or after 21 May 1997.** These sanctions prohibit new direct or indirect investment into Myanmar by both trade and financial companies but allow grandfathered investments to be retained. US companies with grandfathered investments have recently come under increasing public pressure to exit from Myanmar. As a result, the number of potential buyers for Premier's Myanmar assets is substantially reduced.

- **Market for Myanmar Gas.** Since start-up in May 2000 the Yetagun field has produced cumulatively throughout the period at significantly below the daily contract quantity ("DCQ") of 200mmcfd due to low nominations from PTT Public Company Limited ("PTT"), the Thai gas buyer. This reflects, inter-alia, lower than expected demand for Myanmar gas in Thailand following the Asian financial crisis in 1997 and the subsequent slowdown in Thai energy demand. DCQ levels of production were only sustainably reached recently in the second half of 2002, over two years after the timing specified in the gas sales contract. Further upside in Myanmar from potential future discoveries of additional uncontracted gas volumes may be difficult to commercialise.

- **Gas Sales Agreement Renegotiation.** Discussions with PTT regarding amendment to the terms of the gas sales agreement – in particular the rate and timing of future production level increases and the pricing terms of certain volumes of gas – have been underway for some time. No final conclusion of these discussions has yet been reached.

West Natuna Sea Block A

- **Second gas sale.** The Competent Person's Report gives full value to volumes attributable to a proposed second gas sale from the Gajah Baru, Gajah Puteri, Iguana and Naga fields. This sale, envisaged by Premier's management, remains to be concluded with Petroliam Nasional Berhad in Malaysia. As with all commercial negotiations, until finalised there is a risk that the terms currently envisaged may not be realised. There is a further, albeit far smaller, risk that competing gas volumes may be signed first deferring the proposed signing and development timeframe of Premier's second gas sale resulting in less value being attributed to the volumes.

Valuation Methodology

In conducting its analyses and arriving at this valuation, Deutsche Bank utilised a variety of generally accepted valuation methods. In connection with its analyses, Deutsche Bank made, and was provided by management of the Company with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company's control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favourable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the Company, neither the Company nor Deutsche Bank nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

Deutsche Bank's role

The terms of the Restructuring were determined through negotiations between the Company, Amerada Hess and PICL and were approved by the Independent Directors. Although Deutsche Bank provided advice to the Company during the course of these negotiations, the decision to enter into the Restructuring was solely that of the Independent Directors. As described above, this valuation was only one of a number of factors taken into consideration by the Independent Directors in making their determination to approve the Restructuring.

The Company selected Deutsche Bank as financial adviser in connection with the Restructuring based on Deutsche Bank's qualifications, expertise, reputation and experience. As compensation for Deutsche Bank's services in connection with the Restructuring, the Company has paid Deutsche Bank a cash fee and has agreed to pay an additional cash fee if the Restructuring is consummated. The Company has agreed to indemnify Deutsche Bank and certain related persons against certain liabilities arising out of its engagement or the Restructuring.

Deutsche Bank and its affiliates may actively trade securities of the Company, Amerada Hess or PICL for their own account or the account of their customers and, accordingly, may from time to time hold a long or short position in such securities.

Deutsche Bank is acting exclusively for Premier and no one else in relation to this independent valuation and for Premier and New Premier and no one else in relation to the Restructuring and will not be responsible to anyone other than Premier and New Premier for providing the protections afforded to its customers, nor for providing advice in relation to this independent valuation, the contents of the Circular or any other matters referred to in the Circular.

Valuation

On the bases set out above, Deutsche Bank believes that the value implied by the Restructuring of US$670 million (£432 million) represents a fair market value for the assets to be transferred.

Yours faithfully,

Deutsche Bank AG London

PART VI – EXPLANATORY STATEMENT IN RELATION TO THE SCHEME

(in compliance with section 426 of the Companies Act 1985)

1. Details of the Scheme

As described in Part I of this document, Premier has reached agreement with its two principal shareholders, Amerada Hess and PICL, on the terms of a proposed restructuring of the Premier Group. The summary of the Restructuring set out in Part I and Part VII of this document should be treated as incorporated in this Part VI.

As an initial step to the Restructuring, New Premier will become the new holding company of Premier pursuant to the Scheme. The Premier Shares held by Premier Shareholders (including Amerada Hess and PICL) will be cancelled and in consideration for this Premier Shareholders will receive shares in New Premier. These New Premier Shares will have the same rights as the Premier Shares.

The Scheme will be a scheme of arrangement between Premier and the Scheme Shareholders under section 425 of the Companies Act, and is subject to the sanction of the Court. The effect of the Court's sanction of the Scheme is that provided it becomes effective, all Premier Shareholders will be bound by its terms.

The Scheme will require the approval of a majority in number of those Independent Shareholders present and voting (either in person or by proxy) at the Court Meeting representing not less than 75 per cent. in value of the Premier Shares held by them. Amerada Hess and PICL will also each be required to approve the Scheme in writing in their capacity as holders of Ordinary Shares and Convertible Shares.

In addition, in order to implement the Scheme, it will be necessary for additional resolutions to be approved at an Extraordinary General Meeting of Premier Shareholders and a Class Meeting of the Independent Shareholders, as explained under paragraph 6 headed "Meetings and Consents" below. A description of the action to be taken by Shareholders in relation to the meetings is set out in paragraph 12 below. At the Extraordinary General Meeting the Premier Shareholders (except Amerada Hess and PICL who are excluded from voting) will also consider and, if thought appropriate, approve the Transfer.

It is intended that, forthwith upon the Scheme becoming effective, New Premier will change its name to Premier Oil plc and Premier will be renamed Premier Oil Group plc.

2. Effect of the Scheme

Under the Scheme, all the Scheme Shares will be cancelled upon the Scheme becoming effective (which is expected to occur in or after December 2002). In consideration of the cancellation, Scheme Shareholders will receive:

For each Ordinary Share cancelled **One New Ordinary Share**

For each Convertible Share cancelled **One New Convertible Share**

held as at 5.30 p.m. on the Scheme Record Date.

Following the cancellation of the Scheme Shares, the credit arising in the books of Premier as a result of the cancellation will be applied to eliminate the deficit on Premier's profit and loss account, with the balance being applied in paying up in full newly created ordinary shares and convertible shares in the capital of Premier. These ordinary shares and convertible shares will be issued to New Premier which will, as a result, become the holding company of Premier and the Premier Group. As at 30 June 2002, the deficit on Premier's profit and loss account stood at approximately £10.7 million and this is expected to increase prior to the Scheme Effective Date. Eliminating the deficit will give the Group greater financial flexibility.

Upon the Scheme becoming effective, New Premier will repurchase the two subscriber ordinary shares of £1 each held by John van der Welle and Charles Jamieson and redeem the 49,998 redeemable preference shares of £1 each that it proposes to issue in connection with its re-registration as a public company. It is expected that this repurchase and redemption will occur simultaneously with the issue of the New Premier Shares to Premier Shareholders in order to ensure that the New Premier Shares to be issued to Premier Shareholders are in exactly the same proportion as their existing holdings of Premier Shares.

3. Implementation of the Scheme

The Scheme will not be implemented unless the following occur:

(a) the Scheme is approved by a majority in number, representing 75 per cent. in value, of those Independent Shareholders present and voting, either in person or by proxy, at the Court Meeting;

(b) the Scheme is approved by Amerada Hess and PICL in writing in their capacity as holders of Ordinary Shares and Convertible Shares;

(c) the resolutions set out in the Notice of Extraordinary General Meeting on pages 67 to 69 of this document are duly passed;

(d) the resolution set out in the Notice of the Class Meeting on page 70 of this document is duly passed as an extraordinary resolution;

(e) the Scheme is sanctioned (with or without modification), and the cancellation of Scheme Shares required as part of the Scheme is confirmed, by the Court;

(f) a certified copy of the order of the Court sanctioning the Scheme, and confirming the cancellation of the Scheme Shares as required by the Scheme, is delivered to and registered by the Registrar of Companies in Scotland;

(g) the UK Listing Authority agrees to admit the New Ordinary Shares to be issued in connection with the Scheme to the Official List (subject only to allotment) and its agreement is not withdrawn prior to the Scheme Effective Date; and

(h) the London Stock Exchange agrees to admit the New Ordinary Shares to be issued in connection with the Scheme to trading on its market for listed securities (subject only to allotment) and its agreement is not withdrawn prior to the Scheme Effective Date.

Premier does not intend to seek the final sanction of the Court until certain of the conditions to the Restructuring, being receipt of tax clearances, consents from regulatory and governmental bodies and finance providers and agreement being reached with joint venture partners, have been satisfied or (where permitted) waived. It is hoped that these matters will be resolved in or before December 2002. Following resolution of these matters, Premier intends to seek to arrange the final Court Hearing to approve the Scheme as soon as practicable. Therefore, if the Scheme is sanctioned by the Court, the Scheme is expected to become effective in or after December 2002.

In addition, Premier reserves the right not to seek the final sanction of the Court if, prior to the final Court Hearing to sanction the Scheme, the Framework Agreement has been terminated or the internal restructuring (under which the interests in Natuna being sold to Amerada Hess and PICL are transferred to Natuna 2 and Natuna 1, respectively) has not been completed. However, the Scheme is not subject to the Reduction of Capital or the Transfer taking place. It is therefore possible that the Scheme will become effective and the New Ordinary Shares will be admitted to listing, but the Reduction of Capital and completion of the Transfer will not subsequently occur. In these circumstances, Shareholders would receive New Premier Shares and New Premier would become the new holding company of the Group, but Amerada Hess and PICL would remain as shareholders in New Premier and the Yetagun interest and the Natuna interests would remain within the Group.

If the Scheme has not become effective by 13 September 2003 (or such later date as Premier, New Premier, Amerada Hess and PICL may agree and the Court may allow), it will lapse and the Restructuring, including the Scheme, will not occur. All Premier Shareholders will remain shareholders of Premier and the Ordinary Shares will continue to be listed on the London Stock Exchange and the Irish Stock Exchange. The Reduction of Capital and the Transfer are conditional on the Scheme becoming effective. Accordingly, if the Scheme does not become effective, neither the Reduction of Capital nor the Transfer will take place.

The Court Hearing in relation to the Scheme is, therefore, expected to be held in or after December 2002. Shareholders will have the right to lodge with the Court written answers opposing the Scheme and to appear in person or be represented by counsel at the Court Hearing, all in accordance with the Court's rules of procedure. Amerada Hess and PICL have undertaken under the terms of the Framework Agreement that they will each procure that they are represented by appropriate counsel at the Court Hearing to sanction the Scheme in order to give their consent to the Scheme.

The Scheme contains a provision for Premier and New Premier jointly to consent on behalf of all persons concerned to any modification of or addition to the Scheme or to any condition which the Court may approve or impose. The full text of the Scheme is set out in Part IX of this document and the resolutions to be proposed at the Court Meeting, the Extraordinary General Meeting and the Class Meeting are set out on pages 65 to 70 of this document.

4. UK Taxation

4.1 UK Tax Consequences of the Scheme

The UK taxation consequences of the Scheme for certain categories of UK resident Premier Shareholders are summarised in Part VII. This information should be treated as incorporated herein.

4.2 UK Tax Consequences of holding New Shares

Information on the UK taxation consequences of holding New Shares and of subsequent dealings in New Shares is contained in the New Premier Listing Particulars.

5. Directors' and Other Interests

It is intended that all of the Directors (except the Amerada Hess Directors and the PICL Directors) will be appointed directors of New Premier. If the Scheme becomes effective but the Restructuring does not complete, Amerada Hess and PICL will have the same rights to appoint directors of New Premier as they currently have to appoint Directors of Premier.

Details of the interests of the Directors are set out in paragraph 3 of Part VIII of this document, which should be treated as incorporated herein. The effect of the Scheme on the Premier Share Schemes under which the Directors hold interests is set out in paragraph 8 below.

Details of the terms of employment and engagement of the Directors are set out in paragraph 4 of Part VIII of this document, which should be treated as incorporated herein. After the Scheme Effective Date, the directors of New Premier will receive their remuneration and directors' fees from New Premier and the total emoluments receivable by each of those directors will not be varied as a result of the Scheme.

The effect of the Scheme on those interests of the Directors will not differ from its effect on the like interests of other persons.

6. Meetings and Consents

The Scheme will require the approval of the Independent Shareholders at the Court Meeting, the passing by Premier Shareholders of the resolutions set out in the notice convening the Extraordinary General Meeting and the passing by Independent Shareholders of the resolution set out in the notice convening the Class Meeting. The Scheme will also require the approval of Amerada Hess and PICL in their capacity as holders of Ordinary Shares and Convertible Shares.

Notices of the Court Meeting, the Extraordinary General Meeting and the Class Meeting are set out on pages 65 to 70 of this document.

6.1 Court Meeting

The Court Meeting has been convened for 10.00 a.m. on 5 November 2002, to enable Independent Shareholders to consider and, if thought fit, approve the Scheme.

At the Court Meeting, voting will be by poll and each Independent Shareholder entitled to attend and who is present in person or by proxy will be entitled to one vote for each Ordinary Share held. The statutory majority required to approve the Scheme at the Court Meeting is a majority in number of the Independent Shareholders present and voting in person or by proxy, representing at least 75 per cent. in value of the Ordinary Shares held by them.

In order that the Court can be satisfied that the votes cast constitute a fair representation of the views of the Independent Shareholders, it is important that as many votes as possible are cast at the Court Meeting. Independent Shareholders are therefore urged to take the action referred to in paragraph 12 below.

If the Scheme is approved and becomes effective, it will be binding on all Premier Shareholders irrespective of whether they attended the Court Meeting or the way they voted.

6.2 Extraordinary General Meeting

The Extraordinary General Meeting has also been convened for 5 November 2002 (the same date as the Court Meeting) at 10.05 a.m. (or as soon after as the Court Meeting concludes or is adjourned) to enable Premier Shareholders to consider and, if thought fit, pass the resolutions set out in the notice convening such meeting.

The resolutions are for the following business:

Special Resolution relating to the Scheme

Resolution 1(A): to approve the cancellation of the Scheme Shares, the issue of new shares in Premier to New Premier and certain amendments to the existing Articles of Association of Premier in order to facilitate the implementation of the Scheme.

(B): to change the name of Premier to Premier Oil Group plc, conditional on the Scheme becoming effective.

Special Resolution relating to the Reduction of Capital and the Consolidation

Resolution 2: to approve the passing of the resolutions at the extraordinary general meeting of New Premier relating to the Reduction of Capital and the Consolidation. Details of the resolutions to be passed are set out in paragraph 2 of Part VII of this document.

Ordinary Resolution relating to the Transfer

Resolution 3: to approve the Transfer and to give to the Directors of Premier the authority to implement the Transfer.

The majority required for the passing of resolutions 1 and 2 is not less than 75 per cent. of the votes cast. The majority required for the passing of resolution 3 is more than 50 per cent. of the votes cast. On a show of hands each Premier Shareholder present in person will have one vote and on a poll each Premier Shareholder present in person or by proxy will have one vote for each Ordinary Share held. However, Amerada Hess and PICL in accordance with the UK Listing Rules will be required to abstain from voting in respect of resolution 3 relating to the Transfer and will also abstain from voting in respect of resolution 2.

6.3 Class Meeting

The Class Meeting has also been convened for 5 November 2002 at 10.10 a.m. (or as soon after as the Extraordinary General Meeting concludes or is adjourned) to enable Independent Shareholders to consider and, if thought fit, pass the extraordinary resolution set out in the notice convening such meeting.

At the Class Meeting, the Independent Shareholders will be asked to consent to any variation of class rights implicit in the resolutions set out in the notice of EGM.

The majority required for the passing of the resolution is not less than 75 per cent. of the votes cast. On a show of hands each Independent Shareholder present in person will have one vote and on a poll each Independent Shareholder present in person or by proxy will have one vote for each Ordinary Share held.

7. Articles of Association of New Premier

The Articles of Association of New Premier in effect immediately following the Scheme becoming effective will be the same as the Articles of Association of Premier in all material respects save for the changes to the Premier Articles to give effect to the Scheme, the form of which are set out in the notice of EGM. Changes are proposed to the New Premier Articles in order to bring the Articles in line with current practice, delete provisions which are unnecessary as they are already governed by statute, clarify the meaning of certain provisions, to comply with changes to legislation and to make provision for possible future developments. For example, the New Premier Articles will give the directors the power at some future date to accept and give notices by electronic communications (if they so resolve and if the shareholders concerned agree). These provisions do not affect the substance of the rights which shareholders would otherwise have had under the terms of the New Premier Articles and are not considered material.

8. Premier Share Schemes

Further details of the effect of the Scheme on the Premier Share Schemes will shortly be sent to the participants. The following is a general summary of those effects.

Premier Oil plc Savings Related Share Option Scheme (also known as the Premier Oil plc Save As You Earn ("SAYE") Share Option Scheme)

Three year options granted under this scheme in 1999 are now exercisable (to the extent of savings accumulated at the time of exercise). If the Scheme is approved by the Court, all other options will also become exercisable but options

will lapse on the Scheme becoming effective. Optionholders will be able to exchange their existing options for options to acquire New Premier Shares on the same terms.

1985 Share Option Scheme

All options granted under this scheme are currently exercisable. The Scheme will have no effect on these options. If the options are exercised after the Scheme becomes effective, optionholders will be issued with New Premier Shares.

Premier Executive Share Option Scheme (1995)

Some options granted under this scheme are currently exercisable. All other options will become exercisable for a six month period after the Scheme is approved by the Court. If the options are not exercised or exchanged in that period, they will lapse. Optionholders who do not exercise them will, subject to Inland Revenue approval, be able to exchange their existing options for options to acquire New Premier Shares on the same terms.

Premier Oil plc Share Incentive Plan (also known as the All Employee Share Ownership Plan)

Ordinary Shares which are currently held on trust for employees will be replaced by New Premier Shares under the terms of both the Approved or Unapproved parts of the plan. The trustees holding the Ordinary Shares contained in this plan will continue to hold the New Premier Shares on behalf of participants until the normal release date. Individuals who are currently buying Ordinary Shares on a monthly basis under this Scheme will no longer be able to do so after November 2002.

Premier Oil Executive Equity and Asset Incentive Scheme

Under the rules of this scheme, awards are released on the Scheme becoming effective, if the applicable performance conditions are achieved for the period from grant of the award in 2001 to that date. It is currently expected that, based on the Company's performance since grant, those performance conditions would be satisfied, so giving rise to awards to participants.

Participants will, however, be offered the opportunity to waive their awards in exchange for the grant of equivalent awards by New Premier so that the scheme can continue as planned until 2004. Those directors of New Premier who participate in this scheme have confirmed that they intend to do this.

9. New Premier Share Schemes

If the Scheme becomes effective, New Premier will establish new share schemes, which will be used for the grant of options or awards to employees in the future. These schemes will be identical to the existing Premier Share Schemes. Options or rights granted under the existing Premier Share Schemes will count against the limits on participation under the New Premier share schemes. Establishment of the new schemes to replace Premier's existing savings-related share option scheme, share option scheme and share incentive plan will be subject to Inland Revenue approval. These schemes will be adopted by New Premier prior to the Scheme Effective Date.

An ordinary resolution is to be proposed at the extraordinary general meeting of New Premier to seek approval for the establishment of these schemes.

10. Listing, Dealings, Share Certificates and Settlement in relation to New Shares

Application has been made to both the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities. The last day of dealings in the Ordinary Shares will be the business day immediately preceding the Scheme Effective Date. The last time for registration of transfers of Scheme Shares is expected to be 5.30 p.m. on the Scheme Record Date. It is expected that admission of the New Ordinary Shares will become effective and that dealings in the New Ordinary Shares will commence in or after December 2002. No application has been made for the New Ordinary Shares to be listed on the Irish Stock Exchange and it is not intended that any such application will be made.

CREST is a paperless settlement system enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by written instrument. The New Premier Articles permit the holding of the New Ordinary Shares under the CREST system. The Directors will apply for the New Ordinary Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in New Ordinary Shares following Admission may take place within the CREST system. CREST is a voluntary system and holders of New Ordinary Shares who wish to receive and retain share certificates will be able to do so.

For Scheme Shareholders who hold their Ordinary Shares in a CREST account, New Ordinary Shares are expected to be credited to the relevant CREST accounts on the date of Admission. Since there is only a short period of trading between the expected admission of the New Ordinary Shares and the Reduction of Capital becoming effective, it is not proposed that definitive share certificates will be despatched until after the Reduction of Capital and Consolidation have occurred. If the Reduction of Capital and Consolidation do not occur, definitive share certificates will be despatched once it becomes apparent that the Reduction of Capital and Consolidation will not occur. During the interim period, those shareholders who wish to trade their New Ordinary Shares prior to the receipt of definitive share certificates may certify their share transfer forms against the share register by contacting the Registrar. For those holding shares in certificated form, definitive share certificates for the Consolidated Ordinary Shares are expected to be despatched within ten days of Completion. In the case of joint holders, certificates will be despatched to the joint holder whose name appears first in the register. All certificates will be sent by pre-paid first-class post at the risk of the person entitled thereto.

As from the Scheme Effective Date, existing certificates representing holdings of shares in Premier will cease to be valid as documents of title and shareholders should, if so requested by New Premier, send such certificates to New Premier for cancellation.

Ordinary Shares held in uncertificated form will be disabled in CREST on the Scheme Effective Date. New Premier reserves the right to issue New Ordinary Shares to all shareholders in certificated form if, for any reason, it wishes to do so.

All mandates in force at 5.30 p.m. on the Scheme Record Date relating to payment of dividends on Premier Shares and all instructions then in force relating to notices and other communications will, unless and until varied or revoked, be deemed from the date on which the Scheme becomes effective to be valid and effective mandates or instructions to New Premier in relation to the corresponding holding of New Shares.

11. Overseas Shareholders and ADR holders

Overseas Shareholders generally

In relation to the Scheme, persons resident in, or citizens or nationals of, jurisdictions outside the United Kingdom ("overseas shareholders") may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements.

It is the responsibility of each overseas shareholder to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection with the allotment and issue of New Shares pursuant to the Scheme, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

If, in respect of any overseas shareholder, New Premier is advised that the allotment and issue of New Shares would or might infringe the laws of any jurisdiction outside the United Kingdom, or would or might require New Premier to observe any governmental or other consent or effect any registration, filing or other formality, the Scheme provides that New Premier may determine that those New Shares shall be allotted and issued on terms that they shall be sold on behalf of such shareholder as soon as reasonably practicable after the Scheme Effective Date, with the net proceeds of sale being remitted to the overseas shareholder concerned at the risk of such shareholder.

Overseas shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

Certain US securities law considerations

The New Shares to be issued to Scheme Shareholders pursuant to the Scheme will not be registered under the US Securities Act in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) of that Act. New Shares issued to a Scheme Shareholder who is neither an affiliate for the purposes of the US Securities Act of Premier prior to implementation of the Scheme nor an affiliate of New Premier after implementation of the Scheme may be sold without restriction under the US Securities Act. Shareholders who are affiliates of Premier prior to implementation of the Scheme, whether or not they are affiliates of New Premier after implementation of the Scheme, will be subject to timing, manner of sale and volume restrictions on the sale of New Shares received upon implementation of the Scheme, in certain circumstances for a one year period and in certain circumstances for a two year period, under Rule 145(d) under the US Securities Act. For the purposes of the US Securities Act, an "affiliate" is any person that directly or indirectly controls, or is controlled by, or is under common control with, a Premier or a New Premier entity. The US Securities Act would not generally restrict the sale of New Shares on the London Stock Exchange provided that the sale had not been prearranged with a buyer in the United

States. Shareholders who believe they may be affiliates for the purposes of the US Securities Act should consult their own legal advisers.

For the purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) of that Act with respect to the New Shares to be issued under the Scheme (as described above), Premier will advise the Court that its sanctioning the Scheme will be relied upon by Premier and New Premier as an approval of the Scheme, following a Court hearing on its fairness to Shareholders, at which Court hearing all Shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such Shareholders.

ADR holders

Holders of American Depositary Receipts in respect of and representing Ordinary Shares ("ADRs") should note that, if the Scheme becomes effective, such ADRs will be in respect of and represent New Ordinary Shares. Premier will be discussing the arrangements relating to its ADRs with the depository in respect thereof to ensure a smooth transition of such arrangements upon the Scheme becoming effective.

12. Action to be taken

Forms of Proxy are enclosed as follows:

(a) for the Court Meeting, a blue Form of Proxy;

(b) for the Extraordinary General Meeting, a white Form of Proxy; and

(c) for the Class Meeting, a yellow Form of Proxy.

Whether or not you propose to attend the meetings in person, you are requested, if you hold Ordinary Shares, to complete and sign the Forms of Proxy. It is noted that Amerada Hess and PICL are only entitled to complete a white Form of Proxy and only in respect of resolution 1 as set out in the notice of EGM. Completed Forms of Proxy should be returned to the Company's Registrar, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB as soon as possible, and in any case so as to be received by Computershare Investor Services PLC not later than 48 hours before the time appointed for the relevant meeting.

Forms of Proxy may also be submitted electronically via the Internet. Instructions on how to do this can be found on the Forms of Proxy enclosed.

In each case, the Forms of Proxy should be completed in accordance with the instructions printed on them.

The blue Form of Proxy in respect of the Court Meeting may also be handed to the Chairman at the Court Meeting. However, in the case of the Extraordinary General Meeting and Class Meeting, unless the relevant Form of Proxy is lodged so as to be received at least 48 hours before the meeting, it will be invalid.

The lodging of a Form of Proxy will not prevent you from attending the Court Meeting, the Extraordinary General Meeting or the Class Meeting and voting in person should you decide to do so.

13. Authorities relating to New Premier

Before the Scheme becomes effective, the directors of New Premier will convene an extraordinary general meeting at which the directors of New Premier will be granted authority to issue and allot shares, to disapply statutory pre-emption rights and to make purchases of its own shares on the market. In addition, approval will be sought to (i) alter the share capital of New Premier in order to implement the Scheme, the Reduction of Capital and the Consolidation, (ii) issue and allot New Premier Shares as is required for the purpose of the Scheme, (iii) repurchase its two subscriber ordinary shares as at the Scheme Effective Date, (iv) adopt new Articles of Association subject to the Scheme becoming effective, (v) change the name of New Premier to Premier Oil plc subject to the Scheme becoming effective and (vi) adopt New Premier share schemes. Further details are contained in paragraph 3 of Part V of the Listing Particulars.

As these resolutions are to be proposed prior to the Scheme Effective Date, they will be voted on by the shareholders of New Premier at that time. However, Shareholders are being asked to approve the passing of the resolutions to implement the Reduction of Capital and the Consolidation at the EGM.

14. Further information

Your attention is drawn to the letter from your Chairman in Part I of this document and to Part VII which provides an explanation of the Reduction of Capital and the Transfer. The Scheme is set out in Part IX and additional information is set out in Part VIII of this document.

Further details concerning New Premier and the New Shares are contained in the separate Listing Particulars which accompany this document and which are required to be published by New Premier in accordance with the UK Listing Rules to effect the introduction of the New Ordinary Shares to the Official List.

PART VII – EXPLANATION OF THE REDUCTION OF CAPITAL AND THE TRANSFER

1. The Transfer – Framework Agreement

The Restructuring is to be effected through the Scheme, the Reduction of Capital and the Transfer which comprises the transfer of the Natuna 1 Shares and the POH Shares to PICL and the Natuna 2 Shares to Amerada Hess on the terms of the Framework Agreement. POH will own all of the Premier Group's interests in Myanmar through its subsidiary PPML, that company's main asset being a 26.67 per cent. interest in the Yetagun Project and the operatorship of the Yetagun Project. Natuna 1's sole asset will be a 15 per cent. interest in Natuna. Natuna 2's sole asset will be a 23 per cent. interest in Natuna.

Under the Framework Agreement:

- Premier has agreed to use its reasonable endeavours to implement the Scheme and the Reduction of Capital;
- Premier has agreed to transfer to PICL the Natuna 1 Shares and the POH Shares and to transfer to Amerada Hess the Natuna 2 Shares;
- Amerada Hess and PICL have agreed to the cancellation of their entire shareholdings in New Premier (following the Scheme becoming effective) by means of a Reduction of Capital;
- PICL has agreed to assume the outstanding balance of the Yetagun Project loan liability of PPML, which was approximately US$124 million (£80 million) as at 30 September 2002;
- PICL will make a cash payment to New Premier of approximately US$235 million (£152 million); and
- Amerada Hess will make a cash payment to New Premier of approximately US$17 million (£11 million).

If Completion takes place, the parties will treat economic ownership of the Yetagun Project interest and the Natuna interests as having passed with effect from 30 September 2002. However, the cash payments to be made by Amerada Hess and PICL in respect of the Transfer will only be made at Completion and will be conditional on Completion taking place.

Warranties and Indemnities

Premier and New Premier have given warranties to Amerada Hess in respect of, inter alia, title to the shares in Natuna 2 and the assets of that company and will give covenants pursuant to a related tax deed to be entered into on Completion, in respect of certain taxation liabilities of Natuna 2. Premier and New Premier have given warranties to PICL in respect of, inter alia, title to the shares in POH and its subsidiaries and Natuna 1, the assets of POH (and its subsidiaries) and Natuna 1, and will give covenants pursuant to related tax deeds to be entered into on Completion in respect of certain taxation liabilities of POH (and its subsidiaries) and Natuna 1.

Premier has agreed to indemnify PICL in respect of, amongst other things, certain liabilities of POH and PPML in respect of the period up to Completion that do not relate to the Yetagun Project.

The aggregate liability of Premier and New Premier in respect of the warranties or indemnities under the Framework Agreement and related tax deeds will not be more than US$163 million (£105 million) to Amerada Hess and US$507 million (£327 million) to PICL.

Conduct of Business

Premier has given various undertakings in relation to the way in which it will carry on business in relation to the assets that are the subject of the Transfer until Completion.

Conditions

Completion is conditional, among other things, upon the approval of the Shareholders, the Scheme and the Reduction of Capital becoming effective and Admission. The Transfer is also conditional on the approval of the governments of Indonesia and Myanmar, the consent of Balak, completion of an internal restructuring under which the share capital of POH, Natuna 1 and Natuna 2 will be transferred to New Premier, as well as the consent of the providers of finance to members of the Group. Clearance is also required from the Inland Revenue under section 707 ICTA 1988, consent is required from H.M. Treasury under section 765 ICTA 1988 and any taxation issues that may arise as a result of the Restructuring must have been resolved on terms reasonably satisfactory to the parties to the Framework Agreement.

In addition, the joint venture partners in the Yetagun Project (other than Premier and PICL) who wish to acquire part of the interest in the Yetagun Project that the Premier Group proposes to transfer to PICL must have agreed to do so on terms reasonably satisfactory to Premier and PICL. Any such acquisition will reduce the amount of debt assumed and

cash payments made by PICL at Completion (but is not expected to affect the aggregate amount received by the Group).

There is no prescribed timetable within which the Indonesian and Myanmar governments are required to consider the requests for approval of the Restructuring. However, it is hoped that approvals will be received in or before December 2002. Following receipt of these approvals, Premier intends to seek to arrange the final Court Hearings to approve the Scheme and the Reduction of Capital as soon as practicable. It is, therefore, hoped that the Restructuring will complete before the end of 2002. If receipt of government approvals or the satisfaction of other conditions to the Restructuring are delayed, Completion will be delayed. Under the terms of the Framework Agreement, the latest date on which the conditions to the Restructuring can be satisfied (or waived) is 13 September 2003 or such later date as Premier, New Premier, Amerada Hess and PICL may agree.

2. Reduction of Capital

Under the Restructuring, Amerada Hess and PICL will each agree to the cancellation of their entire shareholdings in New Premier (following the Scheme becoming effective) by means of the Reduction of Capital. The share capital of New Premier will also be reduced by cancelling a proportion of the paid-up value of each New Share and carrying the amount so reduced to a new distributable reserve. In addition, the New Ordinary Shares will be consolidated, with every ten New Ordinary Shares in existence immediately following the Reduction of Capital becoming effective, being consolidated into one Consolidated Ordinary Share.

The Reduction of Capital will be carried out under section 135 of the Companies Act, and is subject to confirmation by the Court and the Court order being filed and registered by the Registrar of Companies in Scotland.

The Reduction of Capital and Consolidation processes will be commenced before the Scheme has become effective (but will not take effect until after the Scheme becomes effective). Although the Reduction of Capital and Consolidation will require certain resolutions to be passed at an extraordinary general meeting of New Premier, those resolutions will be voted on prior to the Scheme Effective Date, by the shareholders of New Premier at that time. Accordingly, they will be the only shareholders entitled to vote on such resolutions. However, the Restructuring is conditional upon the Premier Shareholders approving the passing of these resolutions at the EGM.

The resolutions to be proposed at the extraordinary general meeting of New Premier will include:

(i) a special resolution to approve the reduction of capital pursuant to section 135 of the Companies Act by:

  (a) cancelling a fixed proportion of the paid-up capital on each New Share that will be in issue at the Reduction of Capital Record Date; and

  (b) cancelling all New Ordinary Shares and New Convertible Shares held by Amerada Hess and PICL on the Reduction of Capital Record Date; and

(ii) an ordinary resolution to approve the Consolidation by consolidating every ten New Ordinary Shares in existence immediately following the Reduction of Capital becoming effective, into one Consolidated Ordinary Share, with all fractional entitlements arising on such consolidation being aggregated, and to authorise the directors of New Premier to sell such fractional entitlements on behalf of the relevant shareholders.

Further details of the resolutions to be proposed at the extraordinary general meeting of New Premier are set out in paragraph 3 of Part V of the Listing Particulars.

The Court Hearing to confirm the Reduction of Capital will, however, be held after the Scheme becomes effective. It is expected to be held in or after December 2002.

Amerada Hess and PICL have undertaken under the terms of the Framework Agreement that they will each procure that they are represented by appropriate counsel at the Court Hearing to confirm the Reduction of Capital in order to give their consent to the Reduction of Capital in their capacity as holders of New Shares.

Under the Reduction of Capital, the share capital of New Premier will be reduced by:

(a) cancelling the paid-up capital to the extent of 12.5 pence on each New Share in issue at the Reduction of Capital Record Date by reducing the nominal value of each of those shares from 17.5 pence to 5 pence; and

(b) cancelling all New Ordinary Shares and New Convertible Shares held by Amerada Hess and PICL on the Reduction of Capital Record Date.

The proposed directors of New Premier feel that the creation of a distributable reserve at this time will provide them with greater flexibility to make distributions in the future should they consider this to be in the interests of New Premier and its shareholders.

Then under the Consolidation, every ten New Ordinary Shares will be consolidated into one Consolidated Ordinary Share. Fractions of Consolidated Ordinary Shares arising pursuant to the Consolidation will be aggregated together and sold on behalf of the relevant shareholders and the net proceeds of sale (after deduction of commissions and expenses) distributed among persons who would otherwise be entitled thereto. As a result, a shareholder with a holding of less than 10 New Ordinary Shares will not hold any Consolidated Ordinary Shares following the Consolidation. Holdings of New Ordinary Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of the Consolidation.

Further details concerning the New Shares are contained in the Listing Particulars in relation to New Premier.

3. Implementation of Reduction of Capital

The Reduction of Capital will not be implemented unless:

(a) the resolution referred to in paragraph 2 above is passed at an extraordinary general meeting of New Premier;

(b) the Scheme becomes effective and admission of the New Ordinary Shares to the Official List by the UK Listing Authority and to trading by the London Stock Exchange occurs;

(c) the Reduction of Capital is confirmed by the Court;

(d) a certified copy of the order of the Court confirming the Reduction of Capital is delivered to and registered by the Registrar of Companies in Scotland; and

(e) certain other conditions in relation to the Transfer set out in this Part VII of this document are satisfied, or where permitted, waived.

In addition, steps will not be taken to implement the Reduction of Capital if, prior to the final Court Hearing to confirm the Reduction of Capital, the Framework Agreement has been terminated.

If the Reduction of Capital is confirmed by the Court and the conditions to the Reduction of Capital have been satisfied or, where permitted, waived, it is expected to become effective in or after December 2002.

Upon the Reduction of Capital becoming effective, Completion will take place.

4. UK Taxation

The following paragraphs are intended as general guidance on certain aspects of current United Kingdom taxation legislation and Inland Revenue practice as at the date of this document. Except where the position of non-UK resident Premier Shareholders is expressly referred to, they deal only with the position of Premier Shareholders who are resident or ordinarily resident in the United Kingdom for tax purposes, who are the beneficial owners of their Premier Shares and who hold their Premier Shares as an investment. They do not deal with the position of certain classes of Premier Shareholders, such as dealers in securities. If you are in any doubt as to your tax position in relation to any aspect of the proposals you should consult your own professional advisers without delay.

4.1 Restructuring

Subject to the following paragraphs Premier Shareholders should be able to claim roll-over relief in respect of the cancellation of the Premier Shares and the issue to them of the New Premier Shares. Accordingly, Premier Shareholders should not be treated as making a disposal of the Premier Shares for the purposes of UK taxation of chargeable gains as a result of that cancellation, and the New Premier Shares issued to Premier Shareholders should be treated as the same asset (and as having been acquired at the same time) as the cancelled shares.

If a Premier Shareholder, alone or together with persons connected with that Premier Shareholder, holds more than 5 per cent. of, or of any class of, the shares or debentures of Premier, that Premier Shareholder will be eligible for the above treatment only if the Scheme is effected for bona fide commercial reasons and does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax. Such Shareholders are advised that confirmation has been received under section 138 Taxation of Chargeable Gains Act 1992 that the Inland Revenue is satisfied that this is the case.

4.2 Income Tax

Any dividends received on the New Premier Shares following the issue to Premier Shareholders of the New Premier Shares will be subject to United Kingdom tax in the same way as dividends on the Premier Shares.

4.3 Chargeable Gains

For the purposes of United Kingdom taxation of chargeable gains, any subsequent sale (including a redemption) of the New Premier Shares will be treated as a disposal of those shares and may give rise to a chargeable gain or an allowable loss. The base cost of the New Premier Shares should be the same as that of the Premier Shares.

United Kingdom exempt approved pension funds will generally not be subject to United Kingdom tax on any chargeable gain realised.

Premier Shareholders who are not resident or ordinarily resident in the United Kingdom (and who do not carry on business in the United Kingdom through a branch or agency to which the shares are attributable), will generally not be subject to United Kingdom tax on any chargeable gain realised. Premier Shareholders who are resident outside the United Kingdom should consult their own professional advisers on the possible application of the taxation laws in their country of residence.

4.4 Section 703 of the Income and Corporation Taxes Act 1988 ("ICTA")

Premier Shareholders should be aware of an anti-avoidance provision, section 703 ICTA, which the Inland Revenue may apply where they have reason to believe generally that a person obtains a tax advantage in consequence of a "transaction in securities". An application for clearance under section 707 ICTA has been made to confirm that section 703 ICTA will not apply to the Scheme.

4.5 Shareholders who hold their Ordinary Shares in PEPs and ISAs

If a Premier Shareholder holds their shares in a PEP or ISA they should note that the New Premier Shares should qualify for inclusion in PEPs and ISAs.

5. Overseas Shareholders

In relation to the Restructuring, persons resident in, or citizens or nationals of, jurisdictions outside the United Kingdom ("overseas shareholders") may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements.

It is the responsibility of each overseas shareholder to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection with the Restructuring, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

Overseas shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Restructuring in their particular circumstances.

Further information for overseas shareholders is contained in paragraph 11 of Part VI of this document.

PART VIII – ADDITIONAL INFORMATION

1. Incorporation and Share Capital of New Premier

Details of the share capital, incorporation and activities of New Premier are set out in the Listing Particulars for New Premier which accompanies this document.

2. Articles of Association

The Articles of Association of New Premier in effect immediately following the Scheme becoming effective will be the same as the Articles of Association of Premier in all material respects, save for the changes to the Premier Articles to give effect to the Scheme, the form of which are set out in the notice of EGM. Changes are proposed to the New Premier Articles in order to bring the Articles in line with current practice, delete provisions which are unnecessary as they are already governed by statute, clarify the meaning of certain provisions, to comply with changes to legislation and to make provision for possible future developments. For example, the New Premier Articles will give the directors the power at some future date to accept and give notices by electronic communications (if they so resolve and if the shareholders concerned agree). These provisions do not affect the substance of the rights which shareholders would otherwise have had under the terms of the New Premier Articles and are not considered material.

3. Directors and Directors' Interests

Directors

The Directors of Premier are as follows:

Sir David Glyndwr John KCMG	Chairman and non-executive Director
Charles James Auldjo Jamieson	Executive Director
Richard Thomas Liddell	Executive Director
John Alexander van der Welle	Executive Director
Mohamed Azam Khan Alizai	Non-executive Director
Scott Jamieson Dobbie CBE	Non-executive Director
Ronald Victor Emerson	Non-executive Director
Jennings Barclay Collins II	Non-executive Director
Richard Martin Mew	Non-executive Director
Ian Gray	Non-executive Director
Ybhg Dato' Mohamad Idris Mansor	Non-executive Director
Encik Mohammad Medan Abdullah	Non-executive Director
John Robert Wellwood Orange	Non-executive Director

It is intended that all of the Directors, except the PICL Directors and Amerada Hess Directors, will be directors of New Premier following the Scheme Effective Date and that there will be no other directors of New Premier. If the Scheme becomes effective but the Restructuring does not complete, Amerada Hess and PICL will have the same rights to appoint directors of New Premier as they currently have to appoint Directors of Premier.

Directors' Interests

As at 10 October 2002 (being the last practicable date prior to the publication of this document), the interests of the Directors (and persons connected with them within the meaning of section 346 of the Companies Act) in the Ordinary Shares of Premier (all of which are beneficial unless otherwise stated), which (i) have been notified by each Director pursuant to section 324 or section 328 of the Companies Act; or (ii) are required to be entered in the register maintained under section 325 of the Companies Act; or (iii) are the interests of a person connected with a Director which would, if the connected person were a Director, be required to be disclosed under (i) or (ii) above, and the existence of which is known or could with reasonable diligence be ascertained by that Director, are shown in the following tables:

(A) Interests in Ordinary Shares

Director	Number of Ordinary Shares	Percentage of issued ordinary share capital of Premier pre-Restructuring	Percentage of issued ordinary share capital of New Premier post-Restructuring
Sir David Glyndwr John KCMG*	167,000	0.01	0.02
Charles James Auldjo Jamieson	1,724,595	0.11	0.22
Richard Thomas Liddell**	539,322	0.03	0.07
John Alexander van der Welle	730,591	0.05	0.09
Mohamed Azam Khan Alizai	0	0	0
Scott Jamieson Dobbie CBE	100,000	0.01	0.01
Ronald Victor Emerson	100,000	0.01	0.01
Jennings Barclay Collins II	0	0	0
Richard Martin Mew	0	0	0
Ian Gray	0	0	0
Ybhg Dato' Mohamad Idris Mansor	0	0	0
Encik Mohammad Medan Abdullah	0	0	0
John Robert Wellwood Orange	50,000	0	0.01
	3,411,508	**0.22**	**0.44**

* 17,000 Ordinary Shares held by Sir David Glyndwr John KCMG's wife

** 150,000 Ordinary Shares held by Richard Thomas Liddell's wife

(B) Directors' interests in Options to Subscribe for Ordinary Shares

Exercise Dates	Exercise Price (in pence)	Charles James Auldjo Jamieson	Richard Thomas Liddell	John Alexander van der Welle	Total
30.03.96† – 30.03.03	26.19	210,000			210,000
27.04.97† – 27.04.04	28.50	160,000			160,000
18.10.97† – 18.10.04	25.50	150,000			150,000
26.04.01* – 26.04.06	31.75	576,000			576,000
07.04.02* – 07.04.07	40.00	576,000			576,000
16.04.03* – 16.04.08	37.25	576,000			576,000
06.04.02* – 06.04.09	13.50			1,666,666	1,666,666
06.04.03* – 06.04.09	13.50			1,666,667	1,666,667
06.04.04* – 06.04.09	13.50			1,666,667	1,666,667
29.10.02* – 29.10.09	17.25	1,800,000			1,800,000
20.04.03* – 19.04.10	12.50	1,040,000			1,040,000
18.09.03* – 17.09.10	14.00	3,714,285	1,285,714		4,999,999
15.03.04* – 14.03.11	16.50		1,090,909	545,454	1,636,363
		8,802,285	**2,376,623**	**5,545,454**	**16,724,362**

† Options granted under the 1985 Share Option Scheme

* Options granted under the Premier Executive Share Option Scheme (1995)

Richard Thomas Liddell was granted options under the Premier Oil plc SAYE Share Option Scheme 1999. Under this grant he has contracted to save £250 per month over a three year period which, if he saves for the full term, will entitle him to exercise options over 52,197 Ordinary Shares. These options were granted on 23 April 2002 at a discount of 20 per cent. to the market value set at the time of invitation to apply for options. Each option is exercisable at 18.2 pence and can be exercised during the six months following 1 June 2005.

John Alexander van der Welle was granted options under the Premier Oil plc SAYE Share Option Scheme 1999. Under this grant he has contracted to save £250 per month over a three year period which, if he saves for the full term, will entitle him to exercise options over 86,495 Ordinary Shares. These options were granted on 24 April 2000 at a discount of 20 per cent. to the market value set at the time of invitation to apply for options. Each option is exercisable at 11.2 pence and can be exercised during the six months following 1 June 2003.

Under the Premier Oil Executive Equity and Asset Incentive Scheme, Charles James Auldjo Jamieson was granted 290 participation points and Richard Thomas Liddell and John Alexander van der Welle were both awarded 190 participation points in the executive directors pool on 16 July 2001.

The benefits under the scheme are paid half in cash and half in Ordinary Shares (by dividing the cash value by the Ordinary Share price on the day prior to the release of the award). The cash payment will be released in the second half of 2004 and the Ordinary Shares have an additional holding period of six months.

Charles James Auldjo Jamieson, Richard Thomas Liddell and John Alexander van der Welle have the following interests as at 10 October 2002 (being the last practicable date prior to the publication of this document) in Ordinary Shares as a result of the Partnership Shares acquired, and Free Shares and Matching Shares awarded, under the Premier Oil plc Share Incentive Plan:

Director	Free Shares*	Partnership Shares	Matching Shares	Total
Charles James Auldjo Jamieson	526	0	0	526
Richard Thomas Liddell	526	2,741	2,741	6,008
John Alexander van der Welle	526	2,741	2,741	6,008

* These Free Shares will be held in a trust for a period of three years after which the Directors may leave the Ordinary Shares in the trust, transfer them to their name, or sell them, provided they are employed by the Group at the end of the three year period

The effect of the Scheme on the Premier Share Schemes to which the Directors are entitled is set out in paragraph 8 of Part VI of this document.

Further details of the interests of the proposed directors of New Premier in New Premier are set out in paragraph 7 of Part V of the New Premier Listing Particulars.

4. Directors' Service Contracts, Non-Executive Directors' Letters Of Appointment and Remuneration

(A) Contracts of Service

Each of the executive Directors has a service contract with Premier, the principal features of which are set out below:

(i) **Charles James Auldjo Jamieson** was appointed Chief Executive under the terms of a contract of employment with Premier dated 15 September 1983. He is entitled to an annual salary of £305,000. Under the terms of the service contract, his employment may be terminated by 24 months' notice in writing by either him or Premier. In any event the service contract shall terminate on the date on which he attains the age of 65. He is also entitled to a company car (or car allowance) and to benefits under the Company's health and accident insurance schemes. Charles Jamieson received in 2001 a bonus of £58,000 in cash and the equivalent in shares in Premier. The value of his benefits in kind for the year 2001 was £20,800.

(ii) **John Alexander van der Welle** was appointed Group Finance Director under the terms of a contract of employment with Premier dated 1 April 1999. He is entitled to an annual salary of £200,000. Under the terms of his service contract, his employment may be terminated by 24 months' notice in writing by either him or Premier. In any event the service contract shall terminate on the date on which he attains the age of 60. He is also entitled to a company car (or car allowance) and to benefits under the Company's health and accident insurance schemes. John van der Welle received in 2001 a bonus of £38,000 in cash and the equivalent in shares in Premier. The value of his benefits in kind for the year 2001 was £16,800.

(iii) **Richard Thomas Liddell** was appointed Operations Director under the terms of a contract of employment with Premier dated 4 June 2000. He is entitled to an annual salary of £200,000. Under the terms of the service contract, his employment may be terminated by 12 months' notice in writing by either him or Premier. In any event the service contract shall terminate on the date when he attains the age of 60. He is also entitled to a company car (or car allowance) and to benefits under the Company's health and accident insurance schemes. Richard Liddell received in 2001 a bonus of £38,000 in cash and the equivalent in shares in Premier. The value of his benefits in kind for the year 2001 was £15,000.

With effect from completion of the Scheme each of the executive Directors will enter into new service contracts with New Premier on the same terms as their existing service contracts with Premier. There will be no change in the total emoluments receivable by the executive Directors as a result of the Scheme. Details of the new service contracts and remuneration of the executive directors of New Premier (on the basis that the Scheme will be completed) are set out in paragraph 8 of Part V of the New Premier Listing Particulars.

Save as disclosed in this document, there are no existing or proposed service contracts between the Directors and Premier or any of its subsidiaries.

(B) Non-Executive Directors' Letters of Appointment

Each of the non-executive Directors, except the Amerada Hess Directors and the PICL Directors, has a letter of appointment with Premier. The principal features of the letters of appointment of the non-executive Directors are set out below.

(i) **Sir David Glyndwr John KCMG** was appointed non-executive Director and Chairman with effect from 1 March 1998 pursuant to a letter dated 27 February 1998. He receives fees of £90,000 per annum.

(ii) **Mohamed Azam Khan Alizai** was appointed international adviser as well as non-executive Director on 4 December 1996 pursuant to a letter. He receives fees of £25,000 per annum (and in addition consultancy fees of US$116,600 for advisory services undertaken for the Group outside the UK).

(iii) **John Robert Wellwood Orange** was appointed non-executive Director on 29 January 1997 with effect from 1 February 1997. He receives fees of £35,000 per annum.

(iv) **Scott Jamieson Dobbie CBE** was appointed non-executive Director with effect from 4 December 2000 pursuant to a letter dated 6 November 2000. He receives fees of £25,000 per annum.

(v) **Ronald Victor Emerson** was appointed non-executive Director with effect from 12 March 2001 pursuant to a letter dated 6 March 2001. He receives fees of £25,000 per annum.

(vi) **Ian Gray** was appointed non-executive Director with effect from 18 January 1996 pursuant to a letter. He receives fees of £25,000 per annum.

The Amerada Hess Directors and PICL Directors were appointed under the terms of the subscription agreement described in paragraph 8 of this Part VIII. They do not receive any fees from the Group in their capacity as Directors.

With effect from completion of the Scheme each of the non-executive Directors, other than the Amerada Hess Directors and the PICL Directors, will enter into a new letter of appointment with New Premier on the same terms as their existing letter with Premier. There will be no change in the total emoluments receivable by the non-executive Directors as a result of the Scheme. Details of the new letters of appointment and remuneration of the non-executive directors of New Premier (on the basis that the Scheme will be completed) are set out in paragraph 8 of Part V of the New Premier Listing Particulars.

Save as disclosed in this document, there are no existing or proposed letters of appointment for non-executive Directors with Premier or any of its subsidiaries.

(C) Remuneration

The total aggregate of the remuneration paid and benefits in kind granted to the Directors by members of the Group during the year ended 31 December 2001 was £1,254,239 (including pension contributions but excluding fees of US$116,600 paid to Mohamed Azam Khan Alizai as an international adviser). Of this £1,025,899 related to executive Directors and £228,340 related to non-executive Directors.

The aggregate estimated amount payable to Directors by members of the Group for the current financial year under arrangements in force at the date of this document is £1,191,613. This figure includes pension contributions but excludes any bonus which may be payable and Mohamed Azam Khan Alizai's fees as an international adviser.

Samuel Laidlaw waived his annual fee of £18,300 for 2001 and resigned from the Company on 20 September 2001. Christopher Chaloner and Jennings Barclay Collins II joined the Company on 18 October 2001 and both waived their annual fees of £18,300. Christopher Chaloner resigned on 12 March 2002. Richard Martin Mew, who was appointed on 12 March 2002 waived his annual fee for 2002 of £25,000.

Ybhg Dato' Mohamad Idris Mansor and Tan Sri Dato' Mohd Hassan Marican waived their annual fees for 2001 of £18,300. Tan Sri Dato' Mohd Hassan Marican resigned on 5 June 2002. Encik Mohammed Medan Abdullah, who was appointed on 5 June 2002 waived his annual fee for 2002 of £25,000.

(D) Pension Schemes

Charles James Auldjo Jamieson is a member of the Premier Oil plc Retirement and Death Benefits Plan (the "Plan"). The Plan is a funded Inland Revenue approved final salary scheme, with a normal pension of up to two-thirds of final salary at the age of 60. Benefits are actuarially reduced on early retirement before age 60, while pension payments increase by the lower of the rate of inflation or 5 per cent. per annum. Members of the Plan have the option to pay

additional voluntary contributions. In addition the Company has agreed to provide John Alexander van der Welle and Richard Thomas Liddell with a pension as if they were contributing members of the Plan, not subject to the earnings cap.

5. Substantial Interests in Shares

Based on the interests in shares in the capital of the Company which have been notified to Premier in accordance with Part VI of the Companies Act or of which Premier is otherwise aware, as at 10 October 2002 (being the last practicable day prior to the publication of this document), the following persons, other than those relating to the Directors, are interested, directly or indirectly, in 3 per cent. or more of the issued Ordinary Shares:

Name	Number of Ordinary Shares	Percentage of issued share capital of Premier, pre-Restructuring	Percentage of issued share capital of New Premier, post-Restructuring
Amerada Hess Limited	388,759,764*	25.0	nil
Petronas International Corporation Limited	388,759,763*	25.0	nil
HBOS plc	49,911,043	3.2	6.4

* These Ordinary Shares will be replaced by the same number of ordinary shares in New Premier pursuant to the Scheme and will be cancelled pursuant to the Reduction of Capital

Save as disclosed in paragraph 5 above, so far as is known to Premier, there is no person who is, or will be, immediately following the Scheme becoming effective, directly or indirectly, interested in three per cent. or more of the New Ordinary Shares.

There are no persons, so far as they are known to Premier, who, following the Scheme becoming effective, directly or indirectly, acting jointly with others or acting alone, could exercise control over Premier.

6. Litigation

No member of the Continuing Group is or has been involved in any legal or arbitration proceedings nor, so far as the Directors are aware, are any such proceedings pending or threatened by or against Premier or any member of the Continuing Group which may have, or have had during the 12 months preceding the date of the document, a significant effect on the financial position of the Continuing Group.

None of the Sale Companies is or has been involved in any legal or arbitration proceedings nor, so far as the Directors are aware, are any such proceedings pending or threatened by or against the Sale Companies which may have, or have had during the 12 months preceding the date of the document, a significant effect on the financial position of those companies.

7. Working Capital

Premier is of the opinion that, having regard to the bank and other facilities available to the Continuing Group, the working capital available to the Continuing Group is sufficient for its present requirements, that is, for at least the next 12 months from the date of this document.

8. Material Contracts

The following contracts (not being contracts entered into in the ordinary course of business): (i) have been entered into by a member of the Continuing Group in the two years preceding the date of this document which are or may be material to the Continuing Group; or (ii) have been entered into by any member of the Continuing Group which contains any provision under which any member of the Continuing Group has any obligation or entitlement which is material to the Continuing Group as at the date of this document:

(a) The Framework Agreement dated 16 September 2002 (details of which are given in Part VII of this document).

(b) Subscription agreement dated 30 September 1999 between Premier, Amerada Hess and PICL.

Under the subscription agreement Amerada Hess and PICL each subscribed in cash at a price of 25 pence per share for such number of Ordinary Shares as resulted in each of them holding 25 per cent. of the Company's issued Ordinary Shares immediately following the subscription. In addition, they each subscribed for 18,107,126 Convertible Shares at a price of 25 pence per share.

Under this agreement Amerada Hess and PICL each have the right to require the appointment of up to two persons, nominated by them and consented to by the Company (such consent not to be unreasonably withheld), as non-executive Directors, provided in each case they hold not less than 20 per cent. of the Ordinary Shares (they will each only be able to appoint one non-executive director if their shareholding is less than 20 per cent. but greater than or equal to 12.5 per cent.).

Under this agreement Amerada Hess and PICL each agreed that they would exercise all rights deriving from their Ordinary Shares, so far as they reasonably can, so as not to prevent the Company from being able to carry on its business independently of them and that all transactions between the Company and either Amerada Hess and PICL will be at arms length and on normal commercial terms. On Completion of the Restructuring this agreement will terminate.

(c) Agreement between POOBV, PSP and Shell dated 28 September 2001 in connection with the termination of the joint venture formed by POOBV and Shell in relation to specified petroleum interests in Pakistan through the execution of the joint venture agreement dated 22 January 1999 between POOBV and Shell.

The termination of the joint venture agreement was to have economic effect from 1 January 2001. Under these agreements, Shell agreed to sell its entire 49.9 per cent. holding in PSP to POOBV, PSP agreed to sell its entire holding in KPBV (then a subsidiary of PSP) to Shell and it was agreed that a new subsidiary of PSP was to succeed to certain of the assets of KPBV. Premier and Shell agreed to indemnify one another for any liabilities arising from KPBV's assets according to their ownership of those assets after completion and Premier agreed to indemnify Shell for any liabilities arising from PSP. Premier and Shell gave standard commercial warranties to one another.

A payment of $3.5 million was made to Shell for non-petroleum balance sheet assets and liabilities at 1 January 2001 and a further payment was made by Shell to POOBV of $13.6 million in order to account for certain cash payments up to completion.

(d) Agreement between Kufpec and POOBV dated 16 September 2001.

Under this agreement, POOBV agreed to sell to Kufpec of 50 per cent. of the entire issued share capital of PSP for a consideration of $105 million. In addition, Kufpec agreed to transfer Kufpec (Pakistan) Limited to PSP. The effective date of the acquisition was to be 1 January 2001 and as a result a further payment was to be made by Kufpec representing working capital balances since 1 January 2001. POOBV gave and received certain standard commercial warranties and indemnities.

(e) On 8 January 2001, 21 March 2001, 25 April 2001, 25 September 2001, 8 March 2002 and 28 June 2002 Premier entered into agreements amending and restating a facility agreement dated 20 April 2000 between, among others, Premier, Chase Manhattan Plc, ABN Amro Bank N.V., Barclays Capital and The Royal Bank of Scotland Plc, as arrangers, Barclays Bank PLC as agent and the banks named therein as lenders granting Premier and certain subsidiaries of Premier a committed revolving credit facility maturing on 30 June 2003 in an amount of up to $250,000,000 for general corporate purposes.

(f) On 16 September 2002 Premier entered into a facility agreement with, among others, Barclays Capital and The Royal Bank of Scotland plc, as arrangers, Barclays Bank PLC, as agent and the banks named therein as lenders granting Premier and certain subsidiaries of Premier committed revolving credit facilities with a term-out option maturing on the date falling 364 days after the date of the agreement or, if the term-out is exercised, 31 March 2004 in an amount of up to $210,000,000 the proceeds of which are intended to be used to refinance the existing borrowings of Premier and its subsidiaries, to redeem some or all of the US private placement loan notes issued by Premier and the £28,000,000 convertible capital bonds due 2005 issued by PCO Finance Limited and for general corporate purposes subject to certain limitations set out therein.

No contracts (other than contracts entered into in the ordinary course of business): (i) have been entered into by any of the Sale Companies in the two years preceding the date of this document and are or may be material to any of those Sale Companies; or (ii) have been entered into by any of the Sale Companies and are contracts under which any of the Sale Companies have any obligation or entitlement which is material to any of those companies as at the date of this document.

9. General

(a) There has been no significant change in the financial or trading position of the Continuing Group since 30 June 2002, being the end of the last financial period for which unaudited financial statements of Premier have been published.

(b) None of the New Shares has been marketed or made available to the public in connection with the listing.

(c) Deutsche Bank, which is regulated in the United Kingdom for the conduct of investment business by The Financial Services Authority, has given and not withdrawn its written consent to the issue of this document with the inclusion of its name in the form and context in which it appears.

(d) Ernst & Young LLP has given and not withdrawn its written consent to the issue of this document with the inclusion of its name in the form and context in which it appears.

(e) DeGolyer and MacNaughton has given and not withdrawn its written consent to the issue of this document with the inclusion of its name in the form and context in which it appears.

(f) Save as disclosed in this document no Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of Premier or the Group and which were effected by Premier or any member of the Group: (i) during the current or immediately preceding financial year; or (ii) was effected during an earlier financial year and remains in any respect outstanding or unperformed. Amerada Hess Directors and PICL Directors have a significant interest in the Framework Agreement and the Restructuring by virtue of the fact that they have been appointed to the Board as representatives of Amerada Hess and PICL respectively.

10. Responsibility

The Directors of Premier, whose names appear on page 4, accept responsibility for the information contained in this document. To the best of the knowledge and belief of those Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

11. Documents available for inspection

Copies of each of the following documents will be available for inspection during normal business hours on any weekday (Saturday and public holidays exempted) at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY from the date of this document until the date on which the Scheme becomes effective:

(a) the current memorandum and articles of association of Premier;

(b) the proposed memorandum and articles of association of New Premier;

(c) the audited consolidated accounts of Premier for the two financial years ended 31 December 2000 and 31 December 2001 and the unaudited half yearly financial information of Premier for the period ended 30 June 2002;

(d) the Directors' service contracts and the non-executive Directors' letters of appointment referred to in paragraph 4 of this Part VIII;

(e) the material contracts referred to in paragraph 8 of this Part VIII;

(f) the written consents referred to in paragraph 9 of this Part VIII;

(g) the letter from Ernst & Young LLP dated 11 October 2002 as set out in Part II of this document;

(h) the letter from Deutsche Bank dated 11 October 2002 as set out in Part V of this document;

(i) the Competent Person's Report dated 9 October 2002 as set out in Part III of this document;

(j) the rules of the Premier Share Schemes referred to in paragraph 8 of Part VI of this document and the draft rules of the proposed New Premier share schemes referred to in paragraph 9 of Part VI of this document;

(k) the Listing Particulars;

(l) the Scheme; and

(m) this document and the Forms of Proxy.

SCHEME OF ARRANGEMENT
(*under section 425* of *the Companies Act 1985*)

between

PREMIER OIL PLC ("Premier")

AND

THE SCHEME SHAREHOLDERS
(as hereinafter defined)

Preliminary

(A) In this Scheme of Arrangement, unless inconsistent with the subject or context, the following expressions shall bear the following meanings:

"business day"	any day on which banks are generally open for business in England and Wales other than a Saturday or Sunday or public holiday (other than solely for the purpose of trading and settlement in Euros);
"Convertible Shares"	non-voting convertible ordinary shares of 5 pence each in the capital of Premier;
"Court"	Court of Session in Edinburgh;
"Court Meeting"	the meeting of holders of Ordinary Shares (except Amerada Hess Limited and Petronas International Corporation Limited) convened by order of the Court pursuant to section 425 of the Companies Act 1985, as amended, to consider and, if thought fit, approve this Scheme, including any adjournment thereof;
"CREST"	a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is operator (as defined in the CREST Regulations);
"CRESTCo"	CRESTCo Limited;
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);
"Effective Date"	the date on which this Scheme becomes effective in accordance with clause 6 of this Scheme;
"holder"	includes any person entitled by transmission;
"New Convertible Shares"	non-voting convertible ordinary shares of 17.5 pence each in the capital of New Premier;
"New Ordinary Shares"	ordinary shares of 17.5 pence each in the capital of New Premier;
"New Premier"	Premier Oil Group Limited, a company incorporated in Scotland with registered number SC234781 and to be renamed Premier Oil plc following the Effective Date;
"New Shares"	New Ordinary Shares and New Convertible Shares;
"Ordinary Shares"	ordinary shares of 5 pence each in the capital of Premier;
"Premier Shares"	Ordinary Shares and Convertible Shares;
"Redeemable Preference Shares"	redeemable preference shares of £1 each in the capital of New Premier;
"Scheme Record Date"	the business day immediately preceding the Effective Date;
"Scheme Shareholder"	a holder of Scheme Shares as appearing in the register of members of Premier at 5.30 p.m. on the Scheme Record Date;
"Scheme Shares"	(a) all Premier Shares in issue at the date of this Scheme;
	(b) all (if any) additional Premier Shares in issue 48 hours prior to the Court Meeting at which this Scheme is approved; and

	(c) all (if any) further Premier Shares which may be in issue immediately prior to the confirmation by the Court of the reduction of capital provided for under this Scheme and in respect of which the original or any subsequent holders shall be bound or shall have agreed in writing by such time to be bound by this Scheme;
"this Scheme"	this Scheme of Arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court;
"Subscriber Ordinary Shares"	subscriber ordinary shares of £1 each in the capital of New Premier; and
"uncertificated" or "in uncertificated form"	recorded on the relevant register as in uncertificated form, being held in uncertificated form in CREST and title to which by virtue of the Uncertificated Securities Regulations 2001 may be transferred by means of CREST.

(B) The authorised share capital of Premier as at the date of this Scheme is £96,512,895 divided into 1,898,003,295 Ordinary Shares (1,555,039,056 of which are in issue and fully paid) and 32,254,605 Convertible Shares (all of which are in issue and fully paid).

(C) New Premier was incorporated as a private limited company on 31 July 2002 under the name Dalglen (No. 836) Limited. It changed its name to Premier Oil Group Limited on 13 September 2002 and will be renamed Premier Oil plc with effect from the Effective Date. The authorised share capital of New Premier immediately prior to the Effective Date is expected to be £100,000 divided into 50,002 shares and 49,998 Redeemable Preference Shares, of which only the two Subscriber Ordinary Shares and 49,998 Redeemable Preference Shares will have been issued and fully paid up with the remainder being unissued.

(D) The purpose of this Scheme is to provide for the cancellation of the Scheme Shares and the allotment by New Premier of New Shares to the Scheme Shareholders and to eliminate the deficit in the profit and loss account of Premier.

(E) New Premier has agreed to appear by Counsel on the hearing of the Petition to sanction this Scheme, to consent to be bound thereby and to execute or procure to be executed all such documents, and to do or procure to be done all such acts and things as may be necessary or desirable to be executed or done by them respectively for the purpose of giving effect to this Scheme.

(F) Each of Amerada Hess Limited and Petronas International Corporation Limited has agreed to appear by Counsel on the hearing of the petition to sanction the Scheme to consent to be bound by this Scheme.

Cancellation of Scheme Shares

1. (a) Subject to the subsequent confirmation of such reduction of capital by the Court, the issued share capital of Premier shall be reduced by cancelling the Scheme Shares.

   (b) Forthwith and contingently upon the reduction of capital referred to in sub-clause (a) above taking effect:

      (i) Premier shall apply the credit arising in its accounting records as a result of the cancellation of the Scheme Shares pursuant to sub-clause (a) above (the "Cancellation Amount") first in crediting to its profit and loss account an amount equal to the deficit of such account as at 30 June 2002 or such later date as the Court may approve;

      (ii) the authorised share capital of Premier shall be increased by the creation of such number of ordinary shares and convertible shares as shall be equal to the number of Scheme Shares cancelled pursuant to sub-clause (a) above with each share so created having the same par value and with the aggregate par values of all shares so created being equal to the Cancellation Amount less the amount credited to Premier's profit and loss account pursuant to sub-clause (b)(i) above; and

      (iii) Premier shall apply the balance of the Cancellation Amount remaining after crediting its profit and loss account pursuant to sub-clause (b)(i) above in paying up, in full at par, the ordinary shares and the convertible shares created pursuant to sub-clause (b)(ii) above and shall allot and issue them (credited as fully paid) to New Premier and/or its nominee.

New Shares

2. (a) In consideration of the cancellation of the Scheme Shares and the allotment and issue of the ordinary shares and the convertible shares to New Premier and/or its nominee pursuant to clause 1, New Premier shall, subject to the remaining provisions of this clause, allot and issue (credited as fully paid) New Shares to the Scheme Shareholders on the following basis:

For each Scheme Share which is an Ordinary Share,
one New Ordinary Share

For each Scheme Share which is a Convertible Share,
one New Convertible Share

held as at 5.30 p.m. on the Scheme Record Date.

(b) The New Shares shall rank in full for all dividends and distributions made, paid or declared after the Effective Date on the share capital of New Premier. At the Effective Date, upon the New Shares being issued pursuant to sub-clause 2(a), New Premier will repurchase and cancel the Subscriber Ordinary Shares and redeem and cancel the Redeemable Preference Shares then in issue.

(c) The provisions of sub-clause 2(a) shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any Scheme Shareholder who is a citizen, resident or national of any jurisdiction outside the United Kingdom (an "overseas shareholder"), New Premier is advised that the allotment and/or issue of New Shares pursuant to this clause 2 would or might infringe the laws of any jurisdiction outside the United Kingdom or would or might require New Premier to observe any governmental or other consent or any registration, filing or other formality, then New Premier may determine that those New Shares shall be allotted and issued on terms that they shall, as soon as practicable following the Effective Date, be sold on behalf of that holder at the best price which can reasonably be obtained and the net proceeds of that sale shall (after the deduction of all expenses and commissions, including value added tax payable thereon) be paid to that holder by sending a cheque or warrant to that holder in accordance with the provisions of clause 3 below. None of Premier, New Premier or any broker or agent of either of them shall have any liability (save in the case of bad faith or wilful default) for any loss arising as a result of the timing or terms of any such sale.

Method of Allotment and payment

3. (a) Not later than five (5) business days after the Effective Date, New Premier shall allot and issue all New Shares which it is required to allot and issue to give effect to this Scheme and not later than ten (10) days after the subsequent reduction of capital and consolidation of New Premier (or once it becomes apparent that such reduction and consolidation will not take place), New Premier shall send by post to the holders of the New Shares pursuant to sub-clause 2(a) of this Scheme certificates in respect of such shares, provided that where Scheme Shares are held in uncertificated form, New Premier will procure that CRESTCo is instructed to credit to the appropriate stock account in CREST of the Scheme Shareholder concerned such shareholder's entitlement to New Shares.

(b) Not later than five (5) business days following the sale of any New Shares pursuant to sub-clause 2(c), New Premier shall satisfy the cash consideration payable by it by sending a cheque and/or warrant to, the holder of Scheme Shares concerned in accordance with the remaining provisions of this clause.

(c) All certificates required to be sent by New Premier pursuant to sub-clause 3(a) and all cheques or warrants required to be sent by New Premier pursuant to sub-clause 3(b) shall be sent through the post in prepaid envelopes addressed to the persons respectively entitled thereto at their respective addresses appearing in the register of members of Premier at the close of business on the Scheme Record Date (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the register of that joint holding) or in accordance with any special instructions regarding communications.

(d) None of Premier, New Premier or any broker or agent of either of them shall be responsible for any loss or delay in transmission of certificates, cheques or warrants sent in accordance with this clause 3 which shall be sent at the risk of the persons entitled thereto.

(e) All cheques and warrants shall be made payable to the holder or, in the case of joint holders, to all those holders of the Scheme Shares concerned and the encashment of any cheque or warrant shall be a complete discharge to New Premier for the moneys represented thereby.

(f) The preceding sub-clauses of this clause 3 shall be subject to any prohibition or condition imposed by law.

Certificates representing Scheme Shares and CREST

4. With effect from the Effective Date:

(a) all certificates for the Scheme Shares shall cease to be valid and the holders of those shares shall be bound at the request of Premier to deliver those certificates for cancellation to Premier or to any person appointed by Premier to receive the same; and

(b) CRESTCo shall be instructed to cancel with immediate effect the entitlements to Scheme Shares of holders of Scheme Shares in uncertificated form.

Mandates

5. Each mandate in force at 5.30 p.m. on the Scheme Record Date relating to the payment of dividends on Scheme Shares and each instruction then in force as to notices and other communications shall, unless and until varied or revoked, be deemed as from the Effective Date to be a valid and effective mandate or instruction to New Premier in relation to the corresponding New Shares to be allotted and issued pursuant to this Scheme.

Effective Date

6. This Scheme shall become effective as soon as a certified copy of the Order of the Court sanctioning this Scheme under section 425 of the Companies Act 1985 and confirming under section 137 of the said Act the reduction of capital provided for under this Scheme shall have been duly delivered to the Registrar of Companies in Scotland for registration and, in the case of the confirmation of the reduction of capital, registered by him.

7. Unless this Scheme shall have become effective on or before 13 September 2003 or such later date, if any, as Premier and New Premier may agree and the Court may allow, it shall never become effective.

Modification

8. Premier and New Premier may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose.

Costs

9. Premier is authorised and permitted to pay all the costs and expenses relating to the negotiation, preparation and implementation of this Scheme.

Dated the 11th day of October 2002

GLOSSARY

"bbl"	barrels of oil
"boe"	barrels of oil equivalent
"boepd"	barrels of oil equivalent per day
"Btu"	British thermal units
"cf"	standard cubic feet measured at 14.7 psia and 60 degree Fahrenheit
"cf/d"	standard cubic feet per day
"farm-down"	to transfer part of an equity interest in a licence/field/block in exchange for the assumption of expenditure in relation to that interest
"farm-in"	to acquire part of an equity interest in a licence/field/block in exchange for the assumption of expenditure in relation to that interest
"grandfathered"	pre-existing condition exempted from a subsequent change in law
"GWC"	gas-water contact
"km"	kilometre
"M", "MM", "m", "mm"	thousands, millions
"mmboe"	millions of barrels of oil equivalent
"NGL"	natural gas liquids
"OGIP"	original gas in place
"OOIP"	original oil in place
"Petroleum"	oil, gas, condensate or natural gas liquids
"play"	a set of geological factors that are required for the generation and trapping of hydrocarbons
"Probable Reserves"	those reserves which are not yet proved but which on the available evidence and taking into account technical and economic factors have a better than 50 per cent. chance of being recovered
"Proven Reserves" or "Proved Reserves"	those reserves which on the available evidence and taking into account technical and economic factors have a better than 90 per cent. chance of being recovered
"PSC"	Production Sharing Contract
"psia"	pounds per square inch absolute
"spudded"	commenced drilling operations

DEFINITIONS

The following definitions apply throughout this document (except for in the Scheme in Part IX of this document), unless the context requires otherwise:

"$" or "US$"	United States of America Dollar
"£"	Great British Pounds Sterling
"Admission"	the admission of the New Ordinary Shares to listing on the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's market for listed securities in accordance with the Admission and Disclosure Standards issued by the London Stock Exchange
"Admission and Disclosure Standards"	the requirements contained in the publication "Admissions and Disclosure Standards" dated May 2001 (as amended from time to time) containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities
"Amerada Hess"	Amerada Hess Limited, a company incorporated in England and Wales with registered number 807346
"Amerada Hess Directors"	the directors of the Company nominated by Amerada Hess being Jennings Barclay Collins II and Richard Martin Mew
"Balak"	Badan Pelaksana, the regulatory body in Indonesia responsible for approvals formerly undertaken by Pertamina
"Board of Directors" or the "Board" or the "Directors"	the board of directors of Premier
"business day"	any day on which banks are open for business (other than solely for trading and settlement of the Euro) in London other than a Saturday or Sunday or public holiday
"Class Meeting"	the separate class meeting of the Independent Shareholders of Premier convened for 5 November 2002, notice of which is set out on page 70 of this document, or any adjournment thereof
"Companies Act"	Companies Act 1985 (as amended)
"Competent Person's Report"	the report of DeGolyer and MacNaughton dated 9 October 2002 and set out in Part III of this document
"Completion"	completion of the Restructuring in accordance with the Framework Agreement
"Consolidation"	the proposed consolidation of the share capital of New Premier whereby every ten New Ordinary Shares in issue immediately following the Reduction of Capital becoming effective will be consolidated into one ordinary share of 50 pence each in the capital of New Premier
"Consolidated Ordinary Shares"	ordinary shares in New Premier arising as a result of the Consolidation
"Continuing Group"	the Group excluding the Sale Companies or, following Completion, New Premier and its subsidiaries and subsidiary undertakings
"Convertible Shares"	non-voting convertible ordinary shares of 5 pence each in the capital of the Company
"Court"	the Court of Session in Edinburgh
"Court Hearing"	the hearing of the petition to sanction the Scheme or the hearing of the petition to sanction the Reduction of Capital as the context requires
"Court Meeting"	the meeting of Independent Shareholders of Premier convened by order of the Court for 5 November 2002, notice of which is set out on pages 65 to 66 of this document, or any adjournment thereof

"CREST"	a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is operator (as defined in the CREST Regulations)
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)
"Deutsche Bank"	Deutsche Bank AG London
"EGM" or "Extraordinary General Meeting"	the extraordinary general meeting of Premier convened for 5 November 2002, notice of which is set out on pages 67 to 69 of this document, or any adjournment thereof
"Forms of Proxy"	the forms of proxy accompanying this document
"Framework Agreement"	the agreement dated 16 September 2002 between Premier, New Premier, Amerada Hess and PICL relating to the Restructuring
"Free Shares"	as defined in paragraph 9.5 of Part V of the Listing Particulars
"ICTA 1988"	means the Income and Corporation Taxes Act 1988
"Independent Directors"	the Directors of Premier other than the Amerada Hess Directors and PICL Directors
"Independent Shareholders"	the holders of Ordinary Shares other than Amerada Hess or PICL
"Irish Stock Exchange"	Irish Stock Exchange Limited
"ISA"	Individual Savings Account
"KPBV"	Kirthar Pakistan B.V.
"Kufpec"	Kuwait Foreign Petroleum Exploration Company K.S.C.
"Listing Particulars"	the listing particulars dated 11 October 2002 relating to New Premier
"London Stock Exchange"	London Stock Exchange plc
"Matching Shares"	as defined in paragraph 9.5 of Part V of the Listing Particulars
"Natuna"	West Natuna Sea Block A in Indonesia
"Natuna 1"	a company to be incorporated which will hold a 15 per cent. interest in Natuna
"Natuna 2"	a company to be incorporated which will hold a 23 per cent. interest in Natuna
"Natuna 1 Shares"	all the issued shares in the capital of Natuna 1 as at Completion
"Natuna 2 Shares"	all the issued shares in the capital of Natuna 2 as at Completion
"NAV"	net asset value
"New Convertible Shares"	non-voting convertible ordinary shares of 17.5 pence each in the capital of New Premier
"New Ordinary Shares"	ordinary shares in the capital of New Premier initially of 17.5 pence each and following the Reduction of Capital of 5 pence each
"New Premier"	Premier Oil Group Limited, a company incorporated in Scotland with registered number SC234781 and to be renamed Premier Oil plc following the Scheme becoming effective
"New Premier Articles"	the articles of association of New Premier
"New Shares" or "New Premier Shares"	New Ordinary Shares and New Convertible Shares
"Official List"	the Official List of the UK Listing Authority

"Ordinary Shares" or "Shares"	ordinary shares of 5 pence each in the capital of the Company
"overseas shareholders"	persons resident in, or citizens or nationals of, jurisdictions outside the UK
"Partnership Shares"	as defined in paragraph 9.5 of Part V of the Listing Particulars
"PEP"	Personal Equity Plan
"Pertamina"	Perusahaan Pertambangan Minyak Dan Gas Bumi Negara, an Indonesia state enterprise
"PICL"	Petronas International Corporation Limited, a company incorporated in Labuan Federal Territory, Malaysia with registered number Labuan LL 01650
"PICL Directors"	the directors of the Company nominated by PICL being Encik Mohammad Medan Abdullah and Ybhg Dato' Mohamad Idris Mansor
the "Plan"	the Premier Oil plc Retirement and Death Benefits Plan
"POH"	Premier Overseas Holdings (Hong Kong) Limited, a company incorporated in Hong Kong with registered number 618286
"POH Shares"	all the issued shares in the capital of POH as at Completion
"POOBV"	Premier Oil Overseas B.V., a company incorporated in The Netherlands with registered number 27155042 and having its Corporate Seat in the Hague
"PPML"	Premier Petroleum Myanmar Limited, a company incorporated in Hong Kong with registered number 258680
"Premier" or the "Company"	Premier Oil plc, a company incorporated in Scotland with registered number SC17829 and to be renamed Premier Oil Group plc following the Scheme becoming effective
"Premier Shares"	Ordinary Shares and Convertible Shares
"Premier Articles"	the articles of association of Premier
"Premier Group" or the "Group"	Premier and its subsidiaries and subsidiary undertakings or, following the Scheme becoming effective, New Premier and its subsidiaries and subsidiary undertakings
"Premier Share Schemes"	the 1985 Share Option Scheme, the Premier Executive Share Option Scheme (1995), the Premier Oil plc Save As You Earn ("SAYE") Share Option Scheme 1999, the Premier Oil Executive Equity and Asset Incentive Scheme and the Premier Oil plc Share Incentive Plan
"PSP"	Premier & Shell Pakistan B.V. (now renamed Premier-Kufpec Pakistan B.V.)
"Reduction of Capital"	the reduction of capital of New Premier pursuant to section 135 of the Companies Act details of which are set out in Part VII of this document
"Reduction of Capital Record Date"	the business day immediately preceding the Reduction Effective Date
"Reduction Effective Date"	the date on which the order of the Court confirming the Reduction of Capital is duly registered
"Restructuring"	together the Scheme, the Reduction of Capital, the Transfer and any steps required to give effect thereto
"Sale Companies"	Natuna 1, Natuna 2, POH and PPML
"Scheme"	the scheme of arrangement pursuant to section 425 of the Companies Act set out in Part IX of this document in its present form or with or subject to any modification, addition or condition approved or imposed by the Court
"Scheme Effective Date"	the date on which the Scheme becomes effective in accordance with its terms

"Scheme Record Date"	the business day immediately preceding the Scheme Effective Date
"Scheme Shareholders"	holders of Scheme Shares as appearing in the register of members of Premier at 5.30 p.m. on the Scheme Record Date
"Scheme Shares"	(a) all Premier Shares in issue at the date of the Scheme; (b) all (if any) additional Premier Shares in issue 48 hours prior to the Court Meeting at which this Scheme is approved; and (c) all (if any) further Premier Shares which may be in issue immediately prior to the confirmation by the Court of the reduction of capital provided for under this Scheme in respect of which the original or any subsequent holders shall be bound or shall have agreed in writing by such time to be bound by this Scheme
"Shareholders" or "Premier Shareholders"	holders of Ordinary Shares and Convertible Shares in the Company
"Shell"	Shell Upstream Gas Holdings B.V.
"Transfer"	the transfer of the Premier Group's interests in the Yetagun Project and a 38 per cent. interest in Natuna (including by way of the transfer of Natuna 1 Shares, Natuna 2 Shares and POH Shares in accordance with the Framework Agreement, details of which are set out in Part VII of this document, and by way of transfer of part of such interest in the Yetagun Project to other joint venture partners in such project, as contemplated by the Framework Agreement)
"UKCS"	the United Kingdom Continental Shelf
the "UKLA" or "UK Listing Authority"	The Financial Services Authority in its capacity as the competent authority under Part VI of the Financial Services and Markets Act 2000 and in the exercise of its function in respect of admission of securities to the Official List otherwise than in accordance with Part VI of the Financial Services and Markets Act 2000
"UK" or "United Kingdom"	The United Kingdom of Great Britain and Northern Ireland
"UK Listing Rules"	the rules and regulations of the UK Listing Authority made under Part VI of the Financial Services and Markets Act 2000 as amended from time to time
"United States" or "US"	The United States of America, its territories and possessions, any State of the United States of America and the District of Columbia
"US person"	a US person, as defined in Regulation S under the US Securities Act
"US Securities Act"	the US Securities Act of 1933, as amended
"Yetagun Project"	the project known as the Yetagun project relating to the exploration, appraisal, development and production of petroleum in Blocks M-12, M-13 and M-14 offshore Myanmar

Amounts in US$ have, unless stated otherwise, been translated to their sterling equivalent at the rate of US$1.55 to £1.00, being the exchange rate as at 13 September 2002, the latest practicable date prior to the announcement of the Restructuring on 16 September 2002.

PREMIER OIL PLC

(Registered in Scotland No. SC17829)

NOTICE IS HEREBY GIVEN that, by order pronounced on 9 October 2002, the Court of Session in Edinburgh (the "Court") has directed that a meeting (the "Court Meeting") of the holders of ordinary shares of 5 pence each (the "Ordinary Shares") in the capital of the above-named Premier Oil plc (the "Company") (other than Amerada Hess Limited and Petronas International Corporation Limited) entitled to attend and vote at the Court Meeting (the "Independent Shareholders") be convened for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement (the "Scheme") proposed to be made between the Company and the Scheme Shareholders (as defined in the Scheme) and that, as authorised by that order, the Board of Directors of the Company has convened that meeting for 10.00 a.m. on 5 November 2002 at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY at which time and place all Independent Shareholders are requested to attend.

At the Court Meeting, the following resolution will be proposed:

"THAT the scheme of arrangement dated 11 October 2002 (the "Scheme") between the Company and the Scheme Shareholders (as defined in the Scheme), the terms of which are set forth in the document of which the Notice of this Court Meeting forms part, be approved and the Directors of the Company be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect."

Only those Independent Shareholders registered in the register of members of the Company in respect of the Ordinary Shares as at 10.00 a.m. on 3 November 2002 or, if the Court Meeting is adjourned, 48 hours before the time of the adjourned meeting, shall be entitled to attend and vote at the Court Meeting in respect of those shares registered in their name. Changes to entries in the register of members after 10.00 a.m. on 3 November 2002 or, if the Court Meeting is adjourned, less than 48 hours before the time fixed for the adjourned meeting, shall be disregarded in determining the right of any person to attend and vote at the Court Meeting.

A copy of the Scheme and a copy of the explanatory statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this Notice forms part (the "Circular"). Copies of the Circular incorporating the Scheme and that statement are on display at, and are available for collection free of charge from, the offices of Slaughter and May, the Company Solicitors, at One Bunhill Row, London EC1Y 8YY during normal business hours on any weekday (excluding Saturdays, Sundays and public holidays) from the date of this Notice until the Scheme becomes effective or lapses.

Independent Shareholders may vote in person at the Court Meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead. A blue Form of Proxy for use in connection with the Court Meeting is enclosed with this Notice.

To be valid Forms of Proxy must be completed and signed in accordance with the instructions printed thereon.

It is requested that Forms of Proxy be lodged with the Registrar of the Company, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB no later than 10.00 a.m. on 3 November 2002 or, if the Court Meeting is adjourned, 48 hours before the adjourned meeting. If forms are not so lodged, they may be handed to the Chairman at the Court Meeting or any adjourned meeting. The completion and return of the proxy form will not prevent an Independent Shareholder from attending and voting in person. **Forms of Proxy may also be submitted electronically via the Internet. Instructions on how to do this can be found on the Forms of Proxy enclosed.**

In the case of Independent Shareholders holding their shares jointly, the vote of the senior who tenders a vote, whether in person or by proxy or (if that member is a corporation) by authorised representative, will be accepted to the exclusion of the votes of the other joint holder(s). For this purpose seniority will be determined by the order in which the names of the Independent Shareholders appear in the register of members of the Company in respect of the joint holding.

By its order, the Court has appointed Sir David John or, failing him, John Orange or, failing him, Charles Jamieson or, failing him, John van der Welle to act as Chairman of the Court Meeting and has directed the Chairman to report the result thereof to the Court.

The resolution to be proposed at the Court Meeting will be duly passed if it is passed by a majority in number of the Independent Shareholders present and voting at the meeting, either in person or by proxy, representing not less than three-fourths in value of the Ordinary Shares held by such Independent Shareholders.

The Scheme will be subject to the subsequent sanction of the Court.

Slaughter and May One Bunhill Row London EC1Y 8YY	Biggart Baillie Dalmore House 310 St Vincent Street Glasgow Lanarkshire G2 5QR
Solicitors for the Company	Dated 11 October 2002

PREMIER OIL PLC (the "Company")
(Registered in Scotland No. SC17829)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY on 5 November 2002 at 10.05 a.m. (or as soon after as the meeting of the holders of ordinary shares of 5 pence in the capital of the Company (other than Amerada Hess Limited and Petronas International Corporation Limited) convened by the Court of Session in Edinburgh for the same place and date has been concluded or adjourned) for the purpose of considering and, if thought fit, passing resolutions 1 and 2 as special resolutions and resolution 3 as an ordinary resolution.

SPECIAL RESOLUTIONS

1. THAT,

(A) (a) for the purpose of giving effect to the scheme of arrangement dated 11 October 2002 between the Company and the Scheme Shareholders (as defined in the Scheme) in its original form, or with, or subject to, any modification, addition or condition approved or imposed by the Court of Session (the "Scheme"), the capital of the Company be reduced by cancelling the Scheme Shares (as defined in the Scheme);

(b) forthwith and contingently upon that reduction of capital taking effect:

(i) the Company shall apply the credit arising in its accounting records as a result of the cancellation of the Scheme Shares pursuant to paragraph (a) of this resolution (the "Cancellation Amount") first in crediting to its profit and loss account an amount equal to the deficit of such account as at 30 June 2002 or such later date as the Court may approve;

(ii) the authorised share capital of Premier shall be increased by the creation of such number of new ordinary shares in the capital of the Company ("Ordinary Shares") and new convertible shares in the capital of the Company ("Convertible Shares") as shall be equal to the number of Scheme Shares cancelled pursuant to paragraph (a) of this resolution with each share so created having the same par value and with the aggregate par values of all shares so created being equal to the Cancellation Amount less the amount credited to the Company's profit and loss account pursuant to paragraph (b)(i) of this resolution; and

(iii) the Company shall apply the balance of the Cancellation Amount remaining after crediting its profit and loss account pursuant to paragraph (b)(i) of this resolution in paying up, in full at par, the Ordinary Shares and the Convertible Shares created pursuant to paragraph (b)(i) of this resolution and shall allot and issue them (credited as fully paid) to New Premier (as defined in the Scheme) and/or its nominee;

(c) forthwith and contingently upon the reduction of capital taking effect, the Directors of the Company be, and they are hereby, generally and unconditionally authorised, for the purposes of section 80 of the Companies Act 1985, to allot the new Ordinary Shares and new Convertible Shares referred to in paragraph (b) above, provided that (i) the maximum number of shares which may be allotted hereunder is the number necessary to effect those allotments, (ii) this authority shall expire on the date falling 18 months after the date of this resolution and (iii) this authority shall be in addition to any subsisting authority conferred on the Directors of the Company pursuant to section 80;

(d) forthwith and contingently upon the Scheme becoming effective, the Articles of Association of the Company be amended by the adoption and inclusion of the following new Article 4B:

"4B (i) In this Article, the "Scheme" means the Scheme of Arrangement dated 11 October 2002 proposed between the Company and its Scheme Shareholders (as defined in the Scheme), in its original form or with or subject to any modification, addition or condition approved or imposed by the Court. Expressions defined in the Scheme shall have the same meaning in this Article.

(ii) Notwithstanding any other provision of these Articles, if the Company allots or issues any Premier Shares after the time at which this Article becomes effective and prior to the confirmation by the Court of the reduction of capital provided for under the Scheme, such shares shall be allotted and issued subject to the terms of the Scheme and the holders of such shares shall be bound by the Scheme accordingly.

(iii) If any Premier Shares are issued to any person (a "new member") after confirmation by the Court of the reduction of capital provided for under the Scheme they will, provided New Premier (as defined in the Scheme) is a member of the Company, be immediately transferred to New Premier and/or its nominee in consideration of and conditional on the issue to the new member of the number of New Shares as that member would have been entitled to had those Premier Shares been Scheme Shares at 5.30 p.m. on the Scheme Record Date.

(iv) The New Shares issued pursuant to paragraph (iii) of this Article shall be credited as fully paid and shall rank pari passu in all respects with all other New Shares of the same class in issue at the time (other than as regards any dividend or other distribution payable, or return of capital made, by reference to a record date preceding the date of exchange or the Effective Date, whichever is later) and be subject to the Memorandum and Articles of Association of New Premier.

(v) On any reorganisation of or material alteration to the share capital of either the Company or New Premier or any other return of value to holders of New Shares after the Effective Date, the number of New Shares to be allotted and issued under paragraph (iii) of this Article may be adjusted by the Directors in such manner as the auditors of the Company may determine.

(vi) To give effect to any transfer required by this Article, the Company may appoint any person to execute and deliver as transferor a form or instructions of transfer, on behalf of the new member in favour of New Premier and/or its nominee and to agree for and on behalf of the new member to become a member of New Premier. Pending the registration of New Premier as the holder of any shares in the Company, New Premier shall be empowered to appoint a person to act as attorney on behalf of the new member in accordance with such directions as New Premier may give in relation to any dealings with or disposal of such shares (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and, if a person is so appointed to act as attorney, the new member shall not be entitled to exercise any rights attaching thereto except:

(a) to the extent that the person appointed to act as attorney fails to act in accordance with the directions of New Premier; and

(b) in accordance with the directions of New Premier"; and

(B) forthwith and contingently upon the Scheme becoming effective, the name of the Company be changed to Premier Oil Group plc.

2. THAT the resolutions relating to the reduction of capital of New Premier and consolidation of its share capital to be proposed at an extraordinary general meeting of Premier Oil Group Limited (to be renamed Premier Oil plc) to be held in or around November 2002 (details of which are summarised in paragraph 3(G)(vii) and (viii) of Part V of the listing particulars of Premier Oil Group Limited dated 11 October 2002) be and are hereby approved.

ORDINARY RESOLUTION

3. THAT, forthwith and contingently upon the passing of resolutions 1 and 2, above:

   (a) the Transfer (as defined in the circular to shareholders containing the notice convening the Extraordinary General Meeting at which this resolution is proposed) on the terms and conditions of the Framework Agreement dated 16 September 2002 between the Company, Premier Oil Group Limited (to be renamed Premier Oil plc), Petronas International Corporation Limited and Amerada Hess Limited be and is hereby approved; and

   (b) approval is given for the Directors of the Company and of Premier Oil Group Limited (to be renamed Premier Oil plc) to do or procure to be done all such acts and things on behalf of the Company and any of its subsidiaries as they consider necessary or expedient for the purpose of giving effect to the Transfer including the making of such non material amendments, modifications, waivers and extensions of such terms and conditions as they think fit.

By order of the Board

Registered Office:
4th Floor
Saltire Court
20 Castle Terrace
Edinburgh EH1 2EN

S C HUDDLE
SECRETARY

Dated: 11 October 2002

Notes:

1. Amerada Hess Limited and Petronas International Corporation Limited will abstain from voting on the resolutions numbered 2 and 3.
2. A member entitled to attend and vote at the meeting is entitled to appoint a proxy (who need not be a member of the Company) to attend and, on a poll, vote in his place.
3. A white Form of Proxy is enclosed for use by members. To be valid it should be completed, signed and delivered (together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy or an office copy of such power or authority (unless the power of attorney has already been registered with the Company)) to the Company's Registrar, Computershare Investor Services PLC, at The Pavilions, Bridgwater Road, Bristol, BS13 8FB not later than 48 hours before the time appointed for holding the Extraordinary General Meeting or, in the case of a poll taken subsequently to the date of the Extraordinary General Meeting, or any adjourned meeting, not less than 24 hours before the time appointed for the taking of the poll. Forms of Proxy may also be submitted electronically via the Internet. Instructions on how to do this can be found on the Forms of Proxy enclosed.
4. Completion and return of a Form of Proxy will not affect the right of a member to attend and vote in person at the meeting or any adjournment thereof.
5. Copies of the Company's existing Articles of Association, copies of the Articles of Association of Premier Oil Group Limited (to be renamed Premier Oil plc) and copies of the Scheme are available for inspection at the offices of Slaughter and May, the Company's Solicitors, at One Bunhill Row, London EC1Y 8YY during normal business hours on any weekday (excluding Saturdays and public holidays) from the date of this notice until close of business on 3 November 2002 and will also be available, for inspection at the place of the meeting for at least 15 minutes before, and during, the meeting.
6. In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001, the Company gives notice that only those shareholders entered on the register of members of the Company at 11.00 p.m. on 3 November 2002 will be entitled to attend or vote at the Extraordinary General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register after 11.00 p.m. on 3 November 2002 will be disregarded in determining the rights of any person to attend or vote.

PREMIER OIL PLC (the "Company")
(Registered in Scotland No. SC17829)

NOTICE OF SEPARATE CLASS MEETING OF THE HOLDERS OF ORDINARY SHARES (OTHER THAN AMERADA HESS LIMITED AND PETRONAS INTERNATIONAL CORPORATION LIMITED)

NOTICE IS HEREBY GIVEN that a separate Class Meeting of the holders of the Ordinary Shares of 5 pence each in the capital of the Company (the "Ordinary Shares") (other than Amerada Hess Limited and Petronas International Corporation Limited) will be held at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY on 5 November 2002 at 10.10 a.m. (or as soon after as the Extraordinary General Meeting of the Company convened for the same place and date has been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolution as an extraordinary resolution.

EXTRAORDINARY RESOLUTION

THAT each and any alteration, modification, variation or abrogation of the rights or privileges attaching to the Ordinary Shares involved in, effected by or arising out of the passing and/or becoming unconditional in accordance with their terms of the resolutions set out in the notice of meeting convening an Extraordinary General Meeting for 5 November 2002 (a copy of which notice was sent with the notice convening this meeting and has been initialled by the Chairman for the purpose of identification) be and is hereby approved.

By order of the Board

Registered Office:
4th Floor
Saltire Court
20 Castle Terrace
Edinburgh EH1 2EN

S C HUDDLE
SECRETARY

Dated: 11 October 2002

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint a proxy (who need not be a member of the Company) to attend and, on a poll, vote in his place.
2. A yellow Form of Proxy is enclosed for use by members. To be valid it should be completed, signed and delivered (together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy or an office copy of such power or authority (unless the power of attorney has already been registered with the Company)) to the Company's Registrar, Computershare Investor Services PLC, at The Pavilions, Bridgwater Road, Bristol, BS13 8FB not later than 48 hours before the time appointed for holding the Class Meeting or, in the case of a poll taken subsequently to the date of the Class Meeting, or any adjourned meeting, not less than 24 hours before the time appointed for the taking of the poll. Forms of Proxy may also be submitted electronically via the Internet. Instructions on how to do this can be found on the Forms of Proxy enclosed.
3. Completion and return of a Form of Proxy will not affect the right of a member to attend and vote in person at the meeting or any adjournment thereof.
4. In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001, the Company gives notice that only those shareholders entered on the register of members of the Company at 11.00 p.m. on 3 November 2002 will be entitled to attend or vote at the Class Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register after 11.00 p.m. on 3 November 2002 will be disregarded in determining the rights of any person to attend or vote.

Printed by **St Ives Burrups** B68496x/8816
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your shares in Premier Oil plc ("Premier"), you should forward this document and the accompanying documents as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward transmission to the purchaser or transferee.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe for, shares in any jurisdiction in which such offer or solicitation is unlawful. Securities may not be offered or sold in the United States unless they are registered under the United States Securities Act of 1933 or exempt from such registration requirements. Any securities issued pursuant to the proposed restructuring of Premier will not be registered under the United States Securities Act but will be issued based upon an exemption.

Deutsche Bank AG London ("Deutsche Bank"), which is regulated in the United Kingdom for the conduct of investment business by The Financial Services Authority, is acting exclusively for Premier and Premier Oil Group Limited ("New Premier") and no-one else in connection with the Restructuring and matters described herein and Deutsche Bank will not be responsible to any person other than Premier and New Premier for providing the protections afforded to customers of Deutsche Bank or for providing advice to any other person in relation to the Restructuring or any matters referred to herein.

Premier Oil Group Limited

(to be renamed Premier Oil plc)

Listing Particulars

relating to the

Introduction to the Official List

sponsored by

Deutsche Bank 

A copy of this document, which comprises Listing Particulars relating to New Premier prepared in accordance with the UK Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in Scotland for registration in accordance with section 83 of that Act.

Application has been made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities. If the Scheme proceeds as presently envisaged, it is expected that Admission will become effective, and that dealings in the New Ordinary Shares will commence, in or after December 2002.

CONTENTS

Financial Adviser, Sponsor and Joint Stockbroker
Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

Joint Stockbroker
Canaccord Capital (Europe) Limited
1st Floor Brook House
27 Upper Brook Street
London W1K 7QF

Auditors
Ernst & Young LLP
Becket House
1 Lambeth Palace Road
London SE1 7EU

Solicitors
Slaughter and May
One Bunhill Row
London EC1Y 8YY

Registrar
Computershare Investor Services PLC
PO Box 435
Owen House
8 Bankhead Crossway North
Edinburgh EH11 4BR

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

2002

3 November	10.00 a.m.: Latest time for receipt of blue form of proxy for the Court Meeting (1)
3 November	10.05 a.m.: Latest time for receipt of white form of proxy for the Premier Extraordinary General Meeting
3 November	10.10 a.m.: Latest time for receipt of yellow form of proxy for the Premier Class Meeting
5 November	10.00 a.m.: Court Meeting
5 November	10.05 a.m.: Premier Extraordinary General Meeting (2)
5 November	10.10 a.m.: Premier Class Meeting (3)
December or later	Court Hearing of petition to sanction the Scheme (4)
December or later	Last day of dealings in Ordinary Shares (4)
December or later	Effective date for the Scheme (4)
December or later	Admission of New Ordinary Shares (4)
December or later	Dealings in New Ordinary Shares commence on the London Stock Exchange (4)
December or later	Crediting of New Ordinary Shares to CREST accounts (4)
December or later	Court hearing of petition to confirm the Reduction of Capital
December or later	Effective date for the Reduction of Capital (5)
December or later	Completion of the Restructuring (5)
10 days after Completion	Despatch of share certificates for New Ordinary Shares

Notes:

All times are London times unless otherwise stated.

1. Forms of proxy for the Court Meeting not returned by this time may be handed to the Chairman of the Court Meeting.
2. To commence at the time fixed or, if later, immediately following the conclusion or adjournment of the Court Meeting.
3. To commence at the time fixed or, if later, immediately following the conclusion or adjournment of the Premier Extraordinary General Meeting.
4. It is expected that the Court Hearing to sanction the Scheme will take place, and that the Scheme will become effective and Admission will occur, shortly after certain of the conditions to the Restructuring, including receipt of regulatory clearances, are satisfied. It is hoped that regulatory clearances will be received in or before December 2002 although it may be later.
5. The exact dates will depend upon the date on which the Scheme becomes effective, the date on which the Court confirms the Reduction of Capital and the date on which steps are taken to make the Reduction of Capital effective.

PART I PREMIER GROUP

1. Introduction

In March 2002, at the time of its 2001 results, Premier announced that it had been in discussions with its two principal shareholders, Amerada Hess and Petronas International Corporation Limited ("PICL"), to restructure the Premier Group and create a new Premier that would be better balanced to achieve its objectives. On 16 September 2002, Premier announced that it had reached agreement with Amerada Hess and PICL on the terms of such a restructuring which, when completed, will increase Premier's core net asset value ("NAV") per share, whilst reducing both net debt and gearing. The implied aggregate consideration to be received by the Premier Group for the assets being transferred as part of the Restructuring is US$670 million (£432 million).

2. Restructuring

The main commercial elements of the Restructuring, which, subject to Completion, will have an effective date of 30 September 2002, are as follows:

- the Premier Group will transfer its entire 26.67 per cent. interest in the Yetagun Project and support the transfer of the operatorship of that project, to PICL in consideration for the cancellation of PICL's 25 per cent. ordinary shareholding in New Premier, the assumption by PICL of the Yetagun Project debt, which was approximately US$124 million (£80 million) as at 30 September 2002, and a cash payment to the Premier Group of US$135 million (£87 million);
- the Premier Group will transfer a 15 per cent. interest in Natuna to PICL in consideration for the cancellation of PICL's New Convertible Shares held in New Premier and a cash payment to the Premier Group of US$100 million (£65 million);
- the Premier Group will transfer a 23 per cent. interest in Natuna to Amerada Hess in consideration for the cancellation of Amerada Hess' 25 per cent. ordinary shareholding in New Premier and New Convertible Shares held in New Premier and a cash payment to the Premier Group of approximately US$17 million (£11 million); and
- the Premier Group will retain a 28.67 per cent. interest in, and the operatorship of, Natuna.

Premier and PICL have also agreed in principle with each of the other joint venture partners in the Yetagun Project (Myanma Oil and Gas Enterprise, PTTEP International Limited and Nippon Oil Exploration (Myanmar) Limited) that they will be offered the option to increase their interests therein. These discussions, which are ongoing, may result in those partners choosing to increase their interest in the Yetagun Project by acquiring part of the interest that the Premier Group proposes to transfer to PICL for equivalent consideration. This would reduce both the amount of debt assumed and cash payments made by PICL but is not expected to affect the overall consideration to be received by the Premier Group. In the event that agreement is reached with one or more of the other joint venture partners in relation to any such partner increasing its stake in the Yetagun Project and participating in the Restructuring, Premier will announce details of the arrangements.

The implied consideration involved in the Restructuring of US$670 million (£432 million) assumes a cancellation price of 25 pence for each of the 388,759,764 Ordinary Shares and 16,127,302 Convertible Shares held by Amerada Hess and the 388,759,763 Ordinary Shares and 16,127,303 Convertible Shares held by PICL at an exchange rate of US$1.45 to £1.00. This, together with the cash payments made and debt to be assumed by PICL, gives a value for the Yetagun Project interest of US$400 million (£258 million), a value for the 15 per cent. interest in Natuna of US$107 million (£69 million) and a value for the 23 per cent. interest in Natuna of US$163 million (£105 million).

The Restructuring is conditional upon, amongst other things, various shareholder and Court approvals; consents from regulatory and governmental bodies and other third parties, including providers of finance to Premier; and resolution of any taxation issues that may arise as a result of the Restructuring on terms reasonably satisfactory to the parties to the Framework Agreement. Further details of the Framework Agreement, which sets out the process by which, and the terms on which, the Restructuring will be carried out, are set out in Part II of this document.

3. Background to and reasons for the Restructuring

In late 1999, Premier entered into an alliance with Amerada Hess and PICL with the intention of creating a leading independent oil and gas exploration and production company with its primary focus in Asian gas. The first stage of this alliance was to provide the capital necessary for Premier to continue the development of its existing portfolio and to meet its expenditure programme without the need to dispose of significant assets or renegotiate its existing borrowing facilities. The alliance was also considered by the board of Premier as the most attractive means to realise the inherent value from its existing assets.

Following the completion of that expenditure programme, Premier carried out a strategic review of its operations and, in March this year, Premier announced its intention to follow a strategic model focused on early value capture of exploration and commercial success, capable of delivering significant NAV appreciation.

As part of the evaluation of different restructuring options, discussions were held with a number of potential buyers of the Yetagun Project interest of which several progressed to detailed discussions involving data exchange and a formal bidding process. The results of this marketing yielded a lower valuation than that indicated in the Competent Person's Report set out in Part IV of this document, and a lower valuation of the Yetagun Project interest than under the Restructuring.

Premier also entered into specific restructuring discussions with Amerada Hess and PICL. The successful completion of these discussions has resulted in the agreements reached for the purpose of implementing the Restructuring, which is expected to achieve the following key objectives:

- transformation of Premier into an independent company able to pursue a refocused strategy of value creation and early realisation through oil and gas exploration and commercial deal-making;
- core NAV accretion of 20 per cent. to 40.6 pence per share, at a discount rate of 10 per cent. (accretion of 16 per cent. to 37.4 pence per share, at a discount rate of 12.5 per cent.) as set out in Part IV of the Circular;
- a substantial reduction in pro forma net debt as at 30 June 2002, from £315 million to £111 million as set out in section 4 of Part III of this document;
- more than halved pro forma gearing as at 30 June 2002, from 98 per cent. to 39 per cent. as set out in section 4 of Part III of this document;
- reduced future development expenditure in Indonesia;
- the retention of an attractive portfolio of interests in the UK, Pakistan and Indonesia; and
- an increased participation for Independent Shareholders in a highly prospective exploration programme.

4. Information on Premier Group

4.1 Introduction

New Premier will be the holding company of Premier, an oil and gas exploration and production company, whose principal interests are in the UK, Indonesia, Myanmar and Pakistan.

(A) Profit and loss account

Premier's profit after tax for the half year to 30 June 2002 amounted to £15.3 million, compared with £12.4 million in the first half of 2001. Net profits associated with take-or-pay receivables for the period under gas sales arrangements in Myanmar and Indonesia amounted to £5.4 million (2001: £5.3 million) – these profits have been deferred as in previous financial periods. Premier's total reported statutory net profit and deferred net profit for the half year to 30 June 2002 amounted to £20.7 million (2001: £17.7 million) – Premier believes that this total is a better measure of the Group's underlying profitability than the statutory reported net profit.

Group production, on a working interest basis, was significantly higher by 42 per cent. in the half year to 30 June 2002 at 50,200 boepd (2001: 35,300 boepd). The increase reflected higher volumes in each country, in particular in Indonesia. The average Brent oil price in the period was, however, lower by US$2.22 per barrel (bbl) at US$23.07/bbl (2001: US$25.29/bbl). Hedging activities had minimal impact in the period – the Group had oil price hedges in place at a Brent price floor of US$20/bbl with caps at approximately US$30/bbl. Realised gas prices in the half year to 30 June 2002 increased by US$1.00 per thousand cubic feet (mcf) over the equivalent period in 2001 to US$3.19/mcf. As a result turnover increased by £20.7 million to £115.2 million.

Cost of sales increased from £35.9 million in the half year to 2001 to £47.4 million in the half year to 30 June 2002 reflecting higher production partly offset by cost reductions. Including the joint ventures in Myanmar and Pakistan, total cost of sales increased to £59.0 million. However the underlying Group unit operating cost at £3.29 per barrel of oil equivalent (boe), was down 17 per cent. from the equivalent period in 2001. Underlying Group amortisation also decreased by 8 per cent. to £3.03/boe in the half year to 30 June 2002 reflecting lower amortisation in the UK following the FRS 11 write down in the annual results for 2001, and a higher proportion of low cost production from Asia.

Administrative costs fell by £0.7 million to £3.5 million in the first half of 2002 – a decrease of nearly 17 per cent. compared with the first half of 2001 – as the Group continued its efforts to reduce overhead expenses. Operating profit, including joint ventures, rose by £8.1 million to £52.7 million in the first half of 2002 largely due to the increased contribution from higher production in joint ventures.

Net interest expenses of £15.8 million in the first half of 2002 were significantly down from £21.3 million in the corresponding period in 2001, as debt levels have been reduced from their peak in 2001. Realised exchange losses in the first half of 2002 of £0.8 million (2001: gain £1.5 million) were incurred, as the US dollar weakened against sterling.

The taxation charge in the first half of 2002 was substantially higher at £20.8 million – an increase of £8.4 million compared with the first half of 2001 – reflecting higher pre-tax profits and the adverse changes to UK corporation tax on ring fence profits announced in the Chancellor's Budget in 2002. These changes increased Premier's tax charge by £3.6 million in the first half of 2002, mainly reflected in a one-off adjustment in the deferred tax charge to account for the higher tax rate of 40 per cent. effective from April 2002.

(B) Cash flow

Net cash flow from operating activities, which excludes joint ventures, amounted to £62.5 million in the first half of 2002 – up from £35.7 million in 2001. Including joint ventures this increased to £79.8 million (2001: £62.1 million). After interest and taxes are deducted, cash flow (including joint ventures) amounted to £61.9 million in the first half of 2002, an increase of £25.0 million over the prior year period.

Capital expenditure in the first half of 2002 was £25.1 million, or £36.8 million including joint ventures (2001: £36.7 million). This latter amount breaks down as to £15.4 million (2001: £24.6 million) on field development, £16.8 million (2001: £7.8 million) on exploration and appraisal, with other expenditure of £4.6 million. The decrease in expenditure on field developments reflects the completion of the West Natuna gas project and the Kyle field development. At the same time Premier has been increasing its focus on exploration related activities.

Capital expenditure in the first half of 2002 was offset by proceeds of £21.2 million from portfolio management undertaken in 2001.

(C) Net debt

Net debt, including balances in joint ventures, in 2002 continued to fall in the first half of 2002 due to rising net cash flow together with the proceeds of 2001 portfolio management received in 2002, and stood at £314.5 million at 30 June 2002 (31 December 2001: £379.3 million). Bank debt of £131.6 million as at 30 June 2002 was classified as short term debt as the bank facility matures on 30 June 2003 – plans for refinancing this are being advanced. Gearing, defined as net debt (including joint venture balances) divided by net assets, was down from 122 per cent. at the end of 2001 at a level of 98 per cent. as at 30 June 2002.

Further financial information regarding Premier and New Premier is set out in Part III of this document. Investors should read the whole of this document and not rely on the summarised information in this Part I.

4.2 Background and History of the Group

Premier was incorporated and registered on 10 April 1934 as a private limited company. Premier's Ordinary Shares are listed on the London Stock Exchange and the Irish Stock Exchange and it also has a level one American Depository Receipt programme which is traded over the counter.

Premier's first interest in the North Sea was acquired in 1971 and was followed in May 1984 with the acquisition of a 12.5 per cent. working interest in the onshore oilfield at Wytch Farm in Dorset. The business was expanded with the acquisition of Burmah Oil plc's exploration interests in 1986 and again in 1995 with the acquisition of Pict Petroleum plc through which Amerada Hess became a shareholder with 25 per cent. of Premier.

From 1995 to 2001 Premier's strategy was to expand its operations in Asia. Notable exploration success was achieved in Indonesia, Myanmar and Pakistan in this period. Premier was able to commercialise and develop two major gas fields as operator, one being the Yetagun Project which came on stream in May 2000 and the other being Natuna which started production in January 2001.

In 2002, Premier refocused its strategy on exploration and commercial deal-making and is actively exploring in the UKCS, South Asia (Pakistan and North East India), West Africa (Gabon and Guinea Bissau) and Indonesia. Premier intends to finance these activities internally. Premier is well positioned to add value for shareholders through its high impact drilling programme which is underpinned by steady cashflow from secure producing assets.

The exploration and commercial deal-making activities of Premier are reliant upon the granting of exploration and drilling licences by sovereign governments and their regulatory authorities.

4.3 Reserves

Premier's reported production in 2001 and Proved and Probable Reserves as at 31 December 2001 were as set out below:

	Working Interest Basis								
	UK/Southern Europe		Pakistan		Indonesia and Myanmar		Total		
	Oil and NGLs (mmbbls)	Gas (bcf)	Oil and NGLs (mmbbls)	Gas (bcf)	Oil and NGLs (mmbbls)	Gas (bcf)	Oil and NGLs (mmbbls)	Gas (bcf)	Oil, NGLs & Gas (1) (mmboe)
Production in 2001	5.7	4	—	13	2.2	21	7.9	38	14.9
	Total Group and Group Share of Joint Venture Remaining Reserves								
Proved developed	20.0	9	0.1	124	11.4	596	31.5	729	165.5
Proved undeveloped	4.1	5	0.7	218	12.8	638	17.6	861	170.8
Probable developed	2.3	1	—	—	3.2	195	5.5	196	42.7
Probable undeveloped	5.8	17	0.2	85	8.9	304	14.9	406	90.1
Total as at 31 December 2001	32.2	32	1.0	427	36.3	1,733	69.5	2,192	469.1

Note:

(1) Gas volumes have been converted to oil equivalent volumes on the basis of individual gas fields' calorific values.

Proved and Probable Reserves are based on operator or third-party reports and are defined in accordance with the "Statement of Recommended Practice" (SORP) issued by the Oil Industry Accounting Committee (OIAC) dated July 2001.

Average daily production in the first half of 2002 was 50,200 boepd, up from 40,900 boepd in 2001.

4.4 Principal Oil and Gas Interests

(A) United Kingdom

Premier's interests in the UK are producing oilfields and these provide a substantial proportion of the Group's worldwide oil production, averaging 18,000 boepd in the first half of 2002. The fields are operated by major oil companies and are all in a mature stage of production.

Field	Working Interests (per cent.)	Operator	Production in the first half of 2002 (mboepd)
Angus	15.00	Amerada Hess	1.5
Fergus	35.00	Amerada Hess	0.5
Fife	15.00	Amerada Hess	1.5
Flora	15.00	Amerada Hess	0.6
Galahad	9.99	ExxonMobil	0.8
Ivanhoe, Hamish, Rob Roy	3.75	Amerada Hess	0.3
Kyle	40.00	Canadian Natural Resources Ltd	4.5
Scott	1.79	Amerada Hess	0.8
Telford	0.82	Amerada Hess	0.3
Wytch Farm	12.38	BP	7.2
Total UK			**18.0**

The principal interests in the UK are:

Wytch Farm

Located onshore and near the shore of Dorset in southern England, the Wytch Farm oilfield is operated by BP and is estimated to have remaining gross recoverable reserves at 31 December 2001 of approximately 166 mmboe (Premier net: 20.6 mmboe). The field is in decline after producing at a peak of over 100,000 boepd, but it is expected to remain economic for many years through the use of infill drilling to slow the production decline and through reductions in the costs of operation.

Fife Area (including Fife, Fergus, Flora and Angus)

These oilfields are located offshore in the Central North Sea and are operated by Amerada Hess. They are placed on production together and are connected via a series of flexible pipes ("risers") to a leased floating production storage and offloading ("FPSO") vessel, the Bluewater "Uisge Gorm". This vessel can handle up to 100,000 boepd and can store up to 600,000 bbls of crude oil prior to it being offloaded into shuttle tankers and taken to be refined. Premier's net Proved and Probable Reserves as at 31 December 2001 for Fife, Flora, Fergus and Angus were estimated at 4.2 mmboe.

Kyle

This oilfield is located offshore in the Central North Sea and is operated by Canadian Natural Resources Ltd. It is producing through the PGS owned Curlew FPSO and oil is exported by tanker and gas through the Fulmar pipeline to the St Fergus terminal on the UK mainland. Premier's net Proved and Probable Reserves as at 31 December 2001 for Kyle were estimated at 11.6 mmboe.

(B) Indonesia

The Indonesian portfolio had nearly 40 per cent. of Premier's net Proved and Probable Reserves at 31 December 2001. Premier became an offshore oilfield operator in Indonesia in 1996 with the acquisition of a two-thirds interest in the Natuna A PSC containing the Anoa oilfield. Premier also holds an interest in the Kakap PSC (containing producing oil and gas fields operated by Gulf Indonesia).

Field	**Working Interests (per cent.)**	**Production in the first half of 2002 (mboepd)**
Natuna Block 'A' Fields	66.67	13.6
Kakap	18.75	3.9
Total Indonesia		**17.5**

The Natuna and Kakap PSC assets are both core constituents of the long-term contracted sale of Indonesian gas to Singapore which commenced gas deliveries in January 2001.

West Natuna Gas Project

The Natuna PSC received development approval for the project from Pertamina on 15 January 1999 with the signing of the suite of agreements that marked the successful conclusion of the sale of gas from this part of Indonesia to Singapore. A 22 year gas sales agreement including gas from the Natuna A and Kakap PSC's (and the Natuna B PSC in which Premier has no interest) was signed between Pertamina, the state oil company of Indonesia, and SembCorp Gas Pte. Ltd, a Singapore Government-linked company. The Natuna PSC has a 36.9 per cent. share of the initial contract for the export of gas with the Kakap PSC having a 20 per cent. share, resulting in the Natuna PSC exporting around 120 mmcfd (Premier net: 80 mmcfd or 34 mmcfd after the Restructuring) and 65 mmcfd (Premier net: 12 mmcfd) from the Kakap PSC.

Natuna Production Sharing Contract

The area covered by this PSC contains the producing Anoa oil and gas field. The Anoa oilfield has been developed using a fixed steel platform; the produced oil is exported via a flexible riser to a storage tanker offloading its cargo to shuttle tankers as required. Anoa gas is produced through a recently installed platform into the 650km pipeline to Singapore. In 2000, Premier discovered more gas within the PSC and it is planned that this will form the basis of a second gas sales agreement whereby gas will be exported to Malaysia. Further exploration prospects targeting oil are to be drilled in the eastern section of the area in 2002.

Premier's net Proved and Probable Reserves as at 31 December 2001 for the Natuna PSC were estimated at 166.9 mmboe.

On completion of the Restructuring, Premier's interest in this PSC will reduce from 66.67 per cent. to 28.67 per cent. although it will retain the operatorship of Natuna.

Kakap Production Sharing Contract

Located offshore in the West Natuna Sea the Kakap PSC is operated by ConocoPhillips. The area covered by this PSC contains eight producing oilfields and gas fields. The oil has been developed using a combination of fixed steel platforms and sub-sea tie-backs to the Kakap FPSO facility where the oil is stabilised and exported via tanker. Gas is produced through newly installed facilities and exported to Singapore through the same 650km pipeline as the Natuna A PSC.

Premier's net Proved and Probable Reserves as at 31 December 2001 for the Kakap PSC were estimated at 18.7 mmboe.

(C) Myanmar

Along with TotalFina SA, Premier is one of two major development operators in the gas prone province, offshore Myanmar. One of the key offshore developments in Myanmar is the Yetagun gas field development which exports gas via an offshore and onshore pipeline to Thailand.

Field	Working Interests (per cent.)	Production in the first half of 2002 (mboepd)
Yetagun	26.67	9.1

Yetagun

The Yetagun gas field lies offshore Myanmar in the Gulf of Martaban and is operated by Premier. It is a large gas and gas-condensate field which commenced production in May 2000.

The gas is produced through a processing and compression platform installed in 1998 and is exported via pipeline to shore and then overland to the Thailand border. The gas is sold to the Petroleum Authority of Thailand under a gas sales agreement. Produced condensate is stored in a permanently moored floating storage and offloading ("FSO") facility and exported via tanker.

The gas sales agreement allows for the supply of 200 mmcfd (Premier net: 53 mmcfd) from 2000, rising to 260 mmcfd in October 2002 and then to a maximum of 400 mmcfd (Premier net: 106 mmcfd) in 2004.

Premier's net Proved and Probable Reserves as at 31 December 2001 for Yetagun were estimated at 177.6 mmboe.

All of Premier's interests in Myanmar will be transferred to PICL on completion of the Restructuring.

(D) Pakistan

Premier has a large portfolio of interests in Pakistan with an interest in three producing fields, two fields under development, and significant exploration acreage. All of Premier's existing activities in Pakistan are carried out through a 50:50 country-wide joint venture with Kufpec operating through the company Premier-Kufpec Pakistan B.V.

Field	Working Interests (per cent.)	Production in the first half of 2002 (mboepd)
Bhit	6.00	—
Kadanwari	15.79	1.5
Qadirpur	4.75	2.7
Zamzama	9.38	1.3
Total Pakistan		**5.5**

Qadirpur

This large onshore gas field in the centre of Pakistan is operated by the state-owned Oil and Gas Development Corporation. Qadirpur produced an average of 340 mmcfd of gas in the first half of 2002 exporting the gas to the existing Pakistan gas pipeline infrastructure. This initial Qadirpur development is producing from the Sui Main Limestone, the largest reservoir. A second phase of development of the Qadirpur gas field is underway which is anticipated to take sales of gas up to a total of 400 mmcfd in 2003. Discussions are continuing on further production increases.

Premier's net Proved and Probable Reserves as at 31 December 2001 for Qadirpur were estimated at 23.9 mmboe.

Kadanwari

This gas field lies to the south of Qadirpur and is operated by Eni. Kadanwari produced an average of 54 mmcfd of gas in the first half of 2002 which is exported and sold into the existing gas pipeline infrastructure. The processing of gas from the separate Miano gas field operated by OMV AG and located to the south of Kadanwari will extend field life and reserves.

Premier's net Proved and Probable Reserves as at 31 December 2001 for Kadanwari were estimated at 2.5 mmboe.

Bhit

The Bhit field is contained within the Eni operated Kirthar block situated in the Kirthar fold-belt north of Karachi.

The partnership signed a gas sales agreement to supply 235 mmcfd of gas into the existing Pakistan pipeline system in November 2000. The development of the field is progressing well with first gas expected in December 2002.

Premier's net Proved and Probable Reserves as at 31 December 2001 for Bhit were estimated at 9.7 mmboe.

Zamzama

This gas field is located in the Dadu lease and is operated by Broken Hill Proprietary Co Ltd. The block is also situated in the Kirthar fold-belt north of Karachi. The Zamzama gas field was discovered in 1998 by a well operated by Premier and appraised in 1999.

In April 2000 a gas sales agreement was signed with the Sui Southern Gas Company ("SSGC") to deliver 70 mmcfd per day from a 21 month extended well test ("EWT"). In March 2001 production under the EWT commenced.

A full field gas sales agreement was signed in March 2002 for the production of up to 320 mmcfd of gas to SSGC. The full field development is underway and first production of gas is expected in the second half of 2003.

Premier's net Proved and Probable Reserves as at 31 December 2001 for Zamzama were estimated at 30.1 mmboe.

4.5 Description of activities following Restructuring

(A) Current Trading

The assets being transferred to Amerada Hess and PICL represent Proved and Probable Reserves of 296 mmboe (91 per cent. gas) as at 30 September 2002 which have produced at an average rate of 17 mboepd in the nine months to 30 September 2002. Following the Restructuring, the Continuing Group is expected to have remaining Proved and Probable Reserves in the UK, Pakistan and Indonesia of approximately 218 mmboe and forecast production in 2003 of 33 mboepd rising to over 35 mboepd during the following year. Reserves will be split 20 per cent. oil and 80 per cent. gas, compared to 14 per cent. oil and 86 per cent. gas at present.

(B) Future Prospects

The Continuing Group intends to pursue a strategy designed to achieve asset value growth through a focus on realising value from exploration and commercial success at an early stage. It will concentrate more on the initial stages of the exploration and production business cycle, which has been an important part of its success in recent years. In the five year period from the start of 1997 to the end of 2001, Premier grew its booked proved and probable reserve base by over 140 per cent., adding reserves (net of production and sales) of 275 mmboe, representing a high production replacement rate of over 400 per cent. Exploration finding costs over the period were top quartile by industry standards, at around US$1/boe.

The engines for growth in this five year period have been exploration success together with Premier's track record in identifying and commercialising oil and gas reserves. Greater emphasis will be put on these skills in the future, and it is intended to manage the financial position of the Group at significantly lower levels of net indebtedness than has been the case in recent years. Accordingly, it is intended to sell or farm-down projects before the top of the value curve, where this is appropriate, to manage debt levels and realise value more quickly for shareholders.

The geographic focus of the Group's activities will be its existing areas of strength – South and South East Asia and the UK. In addition, Premier will seek to build its position in West Africa where it has recently added to its portfolio, and will selectively consider a limited number of other opportunities outside these areas.

Regarding exploration, the focus will primarily be on medium-risk opportunities, capable of delivering significant value, where initial success will open up other similar but lower risk prospects in the same area. There will also be an emphasis on assets that are considered to be easily tradable.

In the next nine months, Premier will drill three low to medium risk gas exploration wells in Pakistan: Benir-2 (spudded 30 June 2002), Zirkani-1 and Khambu-1 in the Dumbar Exploration Licence. These prospects have the potential for total gross reserves in excess of 3,700 bcf (1,388 bcf net to Premier). Non-operated drilling in this area will include an exploration well (Halel-1) and an appraisal well (Badhra-3) in the Kirthar Exploration Licence.

Two oil exploration wells will be drilled in 2002 in Natuna, in the eastern Area IV segment. Both wells target medium risk prospects of 130 mmbbls potential gross oil reserves (37 mmbbls net to Premier for each well assuming Completion occurs). A third exploration well is planned for the first half of 2003, focusing on oil and gas plays in the Kakap field area.

Additionally in 2002, Premier has agreed to farm-in to UKCS well 204/16-1, which spudded on 1 September 2002 and appraises the 2001 Faroes Marjun discovery, and has options on adjacent acreage.

Premier intends to drill Sinapa-2 in Guinea Bissau in the first half of next year. This follows up on the 2001 Sinapa-1 well drilled offshore, which failed to reach the reservoir target. Combined with the potential also to drill Esperanca-1 on the adjacent block, Premier is targeting a sequence of medium risk prospects each with more than 150 mmbbls gross oil potential (83 mmbbls net to Premier).

Several oil prospects have already been defined in the newly acquired North East Indian Jaipur block. Following further delineation by a 2002 seismic programme Premier hopes to be able to drill in this block, possibly as early as the third quarter 2003. The prospects in the Cachar Block, also newly acquired in North East India, are more likely to have significant gas potential, and, although a well may be brought forward to drill in 2003, it is more likely that seismic will be acquired in 2003 and drilling commenced in 2004.

In all, the firm drilling programme over the next six months is expected to expose Premier to over 300 mmboe of net unrisked reserves.

On the commercial deal-making side, active asset management will be a priority. This will involve selective acquisition of, and farming-in to, assets to create opportunities for adding value, a past example of which is the build up of Premier's Natuna interest prior to commercialisation in 1999. The intention is then to realise early value, through asset sale or by farming-down, when circumstances are beneficial.

The Board believes that the Restructuring will place the Continuing Group in a strong position to meet its strategic objectives and to create shareholder value and the Board is very enthusiastic about the prospects for the Continuing Group.

4.6 Directors

The following directors have been or will be appointed to the Board of New Premier:

Sir David Glyndwr John KCMG	Chairman
Charles James Auldjo Jamieson	Chief Executive
John Alexander van der Welle	Finance Director
Richard Thomas Liddell	Operations Director
Mohamed Azam Khan Alizai	Non-Executive Director
Scott Jamieson Dobbie CBE	Non-Executive Director
Ronald Victor Emerson	Non-Executive Director
Ian Gray	Non-Executive Director
John Robert Wellwood Orange	Non-Executive Director

If the Scheme becomes effective but the Restructuring does not complete, Amerada Hess and PICL wil have the same rights to appoint Directors of New Premier as they currently have to appoint directors of Premier, and will therefore each be entitled to appoint two Directors to the Board.

4.7 Corporate Governance

(A) Compliance/Board

(i) Compliance

New Premier will establish procedures and policies described below, being equivalent to procedures and policies already established by Premier, to ensure compliance with the provisions set out in section 1 of the Combined Code on Corporate Governance laid out in the UK Listing Rules.

(ii) The Board

The Board will hold not less than eight meetings a year retaining full and effective control over the Group and monitoring executive management. The Board is responsible for overall Group strategy, acquisition and divestment policy, approval of major capital expenditure projects, corporate overhead costs and consideration of significant financing matters. No one individual has unfettered powers of decision. The proposed Chairman's role will be non-executive and the Chief Executive is supported by two experienced executive directors responsible for operations, development, production, finance and investor relations. The Board is to appoint a further five non-executive directors with wide experience in commerce, as can be seen from their career histories in this document. In compliance with the Combined Code, John Orange, who will be appointed Chairman of each of the Audit and Remuneration Committees, will be identified as New Premier's senior independent non-executive director. Matters reserved for Board decision are to be clearly laid down, including the appointment of the Company

Secretary who is responsible for ensuring that Board procedures and rules are applied. Formal procedures are to be put in place to enable individual Board members to take independent advice where appropriate.

(B) Re-election of Directors

In accordance with New Premier's proposed Articles of Association, one third of Directors will retire each year, with their re-appointment being subject to the approval of shareholders. This requires directors to submit themselves for re-election at least every three years, in addition any Director of the age of 70 or over who would not otherwise be required to retire, must retire by rotation.

The non-executive Directors to be appointed are expected to bring independent judgement to bear on issues of strategy, performance and resources including key appointments and standards of conduct. Non-executive Directors will comprise over one half of the Board. Of these, Sir David John KCMG, Scott Dobbie CBE, Ronald Emerson, Ian Gray and John Orange will be considered to be wholly independent. Whilst the other non-executive Director to be appointed, Mohamed Alizai, as a result of receiving consultancy fees from Premier, might be considered not strictly to fall within this definition, the Board considers that this is outweighed by the range of experience and contribution he will make to New Premier. Selection of suitable non-executive Directors will be a matter for Board approval following recommendations made by the Nomination Committee.

(C) Board Committees

The Board is to establish an Audit Committee, a Remuneration Committee and a Nomination Committee, each of which will have formal terms of reference approved by the Board.

An objective and professional relationship is maintained with auditors, Ernst & Young LLP. The Audit Committee, will comprise only the non-executive Directors, and is to meet three times a year for a detailed review of the Group's accounts and its internal controls. Its members will be John Orange (Chairman), Mohamed Alizai, Scott Dobbie CBE, Ronald Emerson, Ian Gray and Sir David John KCMG.

The Remuneration Committee will normally meet at least three times a year and will determine the remuneration of the executive Directors and senior employees. Its members will be John Orange (Chairman), Scott Dobbie CBE, Ronald Emerson and Sir David John KCMG.

The Nomination Committee is to meet at least once a year to consider the composition of the Board in relation to the appointment of new directors. Its members will be Sir David John KCMG (Chairman), Charles Jamieson and John Orange.

The make-up of members of the Audit Committee, Nomination Committee and Remuneration Committee will be in compliance with the Combined Code recommendation.

(D) Internal Control

The Directors are responsible for establishing, maintaining and reviewing the Group's system of internal control. Internal control systems in any group are designed to meet the particular needs of that group and the risks to which it is exposed, and by their nature can only provide reasonable but not absolute assurance against material misstatement or loss. The key procedures which have already been established by Premier with a view to providing effective internal control are described below. The Directors of New Premier will establish equivalent procedures and policies.

Management of Business Risks – An ongoing process, in accordance with the Turnbull guidance, has been established for identifying, evaluating and managing risks faced by the Group. This is based on each business unit and corporate function producing a risk matrix which identifies the key business risks, the probability of those risks occurring, their impact if they do occur and the actions being taken to manage those risks to the desired level.

The directors of Premier receive assurance directly from the business units and functional management through the completion of annual declarations confirming compliance with the Group's policies and procedures and risk management processes.

Premier has adopted a consistent framework model for application across the Group and an annual report is produced on compliance with that model and with the Group risk management process. The report is presented to Premier's audit committee.

Monitoring – A comprehensive control manual is in force which regulates a wide range of day to day activities both in the UK and overseas offices including environmental controls, health and safety regulations and political risks. The application of internal control procedures is reviewed during visits to the overseas offices by head office staff. Audits are carried out by partners in joint ventures from time to time.

A process of business control reviews has been developed, and is being implemented across the Group. This process is designed to provide assurance to the board that Premier is embedding effective risk management into its operations. The report of each review is presented to Premier's audit committee.

The key business risks identified are formally discussed by the Group Executive Committee on a semi-annual basis.

The board of Premier receives regular reports on any major problems that have occurred and how the risks have changed over the period under review.

Management Structure – The board of Premier has overall responsibility for the Group and there is a formal schedule of matters specifically reserved for decision by the board. Each executive director is given responsibility for specific aspects of the Group's affairs. The executive directors together with key senior executives constitute the Executive Committee which normally meets weekly.

Corporate Accounting – Responsibility levels are communicated throughout the Group as part of corporate accounting and an authorisation manual which sets out, inter alia, authorisation levels, segregation of duties and other control procedures.

Quality and Integrity of Personnel – The integrity and competence of personnel is ensured through high recruitment standards and subsequent training courses.

Budgetary Process – There is a comprehensive budgeting system with an annual budget to be approved by the board of Premier covering capital expenditure, cash flow, the profit and loss account and balance sheet. Monthly results are reported against budget, and revised forecasts for the year are prepared regularly.

Investment Appraisal – The Group has clearly defined procedures for capital expenditure. These include authority levels, commitment records and reporting, annual budget and detailed appraisal and review procedures. The authority of the directors is required for key treasury matters including changes to equity and loan financing, interest rate and foreign currency policy including hedging, oil price hedging, cheque signatories and opening of bank accounts. Comprehensive due diligence work is carried out if a business or an asset is to be acquired.

A review of the Group's system of internal controls is conducted on a regular basis in order to be satisfied that all the controls in place are adequate to provide reasonable assurance against any material misstatement or loss, changes are made to internal control systems to capture any new risks or exposures arising as a result of changes to the business or the business environment.

(E) Going Concern

As part of the annual review process the Directors will review to ensure that the Group has adequate resources for the future and therefore to ensure the Group remains a going concern.

(F) Communications with Shareholders

Communication with shareholders is given significant attention. Extensive information about the Group's activities is provided in the Annual Report and Accounts and the Interim Report, which are sent to shareholders. In 2002 Premier produced a separate corporate brochure highlighting Premier's capabilities and business principles; the document is available to all shareholders. There is regular dialogue with institutional investors, and enquiries from individuals on matters relating to their shareholding and the business of the Group are welcomed. All shareholders are encouraged to attend the Annual General Meeting to discuss the progress of the Group. Premier also maintains a web site (www.premier-oil.com) which provides detailed information on the Group's activities.

(G) Relationship with Amerada Hess and PICL

Each of Amerada Hess and PICL currently owns 25 per cent. of Premier's ordinary share capital and has the right to appoint two non-executive directors to the board of Premier. If the Scheme becomes effective but the Restructuring does not complete, the same situation will exist in relation to New Premier. The subscription agreement described in paragraph 17.1(B) of Part V of this document contains provisions to ensure that Premier is able to carry on its business independently of Amerada Hess and PICL and that all transactions between them are at arm's length and on normal

commercial terms. If the Scheme becomes effective but the Restructuring does not complete the same provisions will apply to New Premier and its relationship with Amerada Hess and PICL.

4.8 Dividend policy

As a result of Premier's heavy capital expenditure programme in the period, it has not paid a dividend for financial years after 1998.

Given the new strategy of crystalising gains earlier in the life of field developments and the strong cash flow from existing production, the Board envisages that cash surpluses in excess of the requirements for both the exploration programme and investment opportunities consistent with this strategy could arise in the future. Under these circumstances, the Board would consider the most efficient way to return value to shareholders at that time.

PART II THE RESTRUCTURING

1. Scheme

As the first step in the Restructuring, New Premier will become the new holding company of Premier pursuant to a scheme of arrangement between Premier and the Scheme Shareholders under section 425 of the Companies Act. The Scheme is being proposed in order to carry out the Restructuring in as effective a manner as possible. Under the Scheme, the Scheme Shares held by Scheme Shareholders will be cancelled and in consideration for this Scheme Shareholders will receive the following shares in New Premier:

For each Ordinary Share cancelled	**One New Ordinary Share**
For each Convertible Share cancelled	**One New Convertible Share**

held as at 5.30 p.m. on the Scheme Record Date.

The rights attaching to the New Ordinary Shares and the New Convertible Shares will be identical to those attaching to the existing Ordinary Shares and Convertible Shares respectively. A summary of the rights attaching to the New Premier Shares is set out in paragraph 4 of Part V of this document.

Following the cancellation of the Scheme Shares, the credit arising in the books of Premier as a result of the cancellation will be applied to eliminate the deficit on Premier's profit and loss account, with the balance being applied in paying up in full newly created ordinary shares and convertible shares in the capital of Premier. These ordinary shares and convertible shares will be issued to New Premier which will, as a result, become the holding company of Premier and the Premier Group. As at 30 June 2002, the deficit on Premier's profit and loss account stood at approximately £10.7 million and this is expected to increase prior to the Scheme Effective Date. Eliminating the deficit will give the Group greater financial flexibility.

Upon the Scheme becoming effective, New Premier will repurchase the two Subscriber Ordinary Shares and redeem the 49,998 Redeemable Preference Shares that it proposes to issue in connection with its re-registration as a public company. It is expected that this repurchase and redemption will occur simultaneously with the issue of the New Premier Shares to Premier Shareholders in order to ensure that the New Premier Shares to be issued to Premier Shareholders are in exactly the same proportion as their existing holdings of Premier Shares.

The Scheme is subject to the sanction of the Court, the effect of which is that provided it becomes effective, all Premier Shareholders will be bound by its terms.

The Scheme will require the prior approval of the Independent Shareholders at the Court Meeting. In addition, in order to implement the Scheme, it will be necessary for additional resolutions to be approved at the Premier Extraordinary General Meeting and the Premier Class Meeting.

The Scheme will not proceed unless:

- the UK Listing Authority agrees to admit the New Ordinary Shares to be issued in connection with the Scheme to the Official List (subject only to allotment) and its agreement is not withdrawn prior to the Scheme Effective Date; and
- the London Stock Exchange agrees to admit the New Ordinary Shares to be issued in connection with the Scheme to trading on its market for listed securities (subject only to allotment) and its agreement is not withdrawn prior to the Scheme Effective Date.

In addition, Premier reserves the right not to seek the final sanction of the Court if, prior to the final Court Hearing to sanction the Scheme, the Framework Agreement has been terminated or the internal restructuring (under which the interests in Natuna being sold to Amerada Hess and PICL are transferred to Natuna 2 and Natuna 1, respectively) has not been completed. However, the Scheme is not subject to the Reduction of Capital or the Transfer taking place. It is therefore possible that the Scheme will become effective and the New Ordinary Shares will be admitted to listing, but the Reduction of Capital and completion of the Transfer will not subsequently occur. In these circumstances, Premier Shareholders would receive New Premier Shares and New Premier would become the new holding company of the Group, but Amerada Hess and PICL would remain as shareholders in New Premier and the Yetagun interest and the Natuna interests would remain within the Group.

Application has been made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities. The last day of dealings in the Ordinary Shares will be the business day immediately preceding the Scheme Effective Date. The last time for registration of transfers of Scheme Shares is

expected to be 5.30 p.m. on the Scheme Record Date. It is expected that admission of the New Ordinary Shares will become effective and that dealings in the New Ordinary Shares will commence in or after December 2002. No application has been made for the New Ordinary Shares to be listed on the Irish Stock Exchange and it is not intended that any such application will be made.

Premier does not intend to seek the final sanction of the Court until certain of the conditions to the Restructuring, being receipt of tax clearances, consents from regulatory and governmental bodies and finance providers and agreement being reached with joint venture partners, have been satisfied or (where permitted) waived. It is hoped that these matters will be resolved in or before December 2002. Following resolution of these matters, Premier intends to seek to arrange the final Court Hearing to approve the Scheme as soon as practicable. Therefore, if the Scheme is sanctioned by the Court, the Scheme is expected to become effective in or after December 2002.

If the Scheme has not become effective by 13 September 2003 (or such later date as Premier, New Premier, Amerada Hess and PICL may agree and the Court may allow), it will lapse and the Restructuring, including the Scheme, will not occur, in which case all Premier Shareholders will remain shareholders of Premier, and the Ordinary Shares will continue to be listed on the London Stock Exchange and the Irish Stock Exchange. The Reduction of Capital and the Transfer are conditional on the Scheme becoming effective. Accordingly, if the Scheme does not become effective, neither the Reduction of Capital nor the Transfer will take place.

It is intended that, forthwith upon the Scheme becoming effective, New Premier will change its name to Premier Oil plc and Premier will be renamed Premier Oil Group plc.

Further information concerning the Scheme is contained in the Circular accompanying this document.

2. Reduction of Capital

Under the Restructuring, Amerada Hess and PICL will each agree to the cancellation of their entire holdings of New Ordinary Shares and New Convertible Shares in New Premier (following the Scheme becoming effective) by means of a reduction of capital under section 135 of the Companies Act. The share capital of New Premier will also be reduced by cancelling a proportion of the paid-up value of each New Ordinary Share and carrying the amount so reduced to a new distributable reserve.

In addition, the New Ordinary Shares will be consolidated, with every ten New Ordinary Shares in existence immediately following the Reduction of Capital becoming effective, being consolidated into one Consolidated Ordinary Share. Fractions of Consolidated Ordinary Shares arising pursuant to the Consolidation will be aggregated together and sold on behalf of the relevant shareholders and the net proceeds of sale (after deduction of commissions and expenses) distributed among persons who would otherwise be entitled thereto. As a result, a shareholder with a holding of less than 10 New Ordinary Shares will not hold any Consolidated Ordinary Shares following the Consolidation. Holdings of New Ordinary Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of the Consolidation.

The Reduction of Capital and Consolidation processes will be commenced before the Scheme has become effective (but will not take effect until after the Scheme becomes effective). Although the Reduction of Capital and Consolidation will require certain resolutions to be passed at an extraordinary general meeting of New Premier (details of which are set out in paragraph 3.1(G) of Part V of this document), those resolutions will be voted on prior to the Scheme Effective Date, by the shareholders of New Premier at that time. Accordingly, Premier Shareholders will not be entitled to vote on such resolutions directly. However, the Restructuring is conditional upon the Premier Shareholders approving the passing of these resolutions at the Premier EGM.

The resolutions to be proposed at the extraordinary general meeting of New Premier will include:

(i) a special resolution to approve the reduction of capital pursuant to section 135 of the Companies Act by:

  (a) cancelling a fixed proportion of the paid-up capital on each New Share that will be in issue at the Reduction of Capital Record Date; and

  (b) cancelling all New Ordinary Shares and New Convertible Shares held by Amerada Hess and PICL on the Reduction of Capital Record Date;

(ii) an ordinary resolution to approve the Consolidation by consolidating every ten New Ordinary Shares in existence immediately following the Reduction of Capital becoming effective, into one Consolidated Ordinary

Share, with all fractional entitlements arising on such consolidation being aggregated, and to authorise the Directors to sell such fractional entitlements on behalf of the relevant shareholders.

The Directors feel that the creation of a distributable reserve at this time will provide them with greater flexibility to make distributions in the future should they consider this to be in the interests of New Premier and its shareholders.

The Reduction of Capital is also subject to confirmation by the Court and certain other conditions in relation to the Transfer being satisfied or (where permitted) waived, including the Scheme becoming effective. In addition, steps will not be taken to implement the Reduction of Capital if, prior to the final Court Hearing confirming the Reduction of Capital, the Framework Agreement has been terminated.

Upon the Reduction of Capital becoming effective, the final condition for the Restructuring will have been satisfied and Completion will take place which is expected to be in or after December 2002.

Further information concerning the Reduction of Capital and Consolidation is contained in the Circular accompanying this document.

3. The Transfer – Framework Agreement

The Framework Agreement dated 16 September 2002 between Premier, New Premier, Amerada Hess and PICL sets out the terms on which the Restructuring will be carried out, and provides that at Completion:

- New Premier will transfer to PICL the entire issued share capital of Premier's wholly-owned subsidiary, POH, and the entire issued share capital of Natuna 1. POH will own all of Premier's interests in Myanmar through its subsidiary PPML, that company's main asset being a 26.67 per cent. interest in the Yetagun Project and the operatorship of the Yetagun Project. The sole asset of Natuna 1 will be a 15 per cent. interest in Natuna. Premier has also agreed to support the transfer of the operatorship of the Yetagun Project to PICL;
- PICL will assume the outstanding balance of the Yetagun Project loan liability of PPML, which was approximately US$124 million (£80 million) as at 30 September 2002;
- PICL will make a cash payment to New Premier of approximately US$235 million (£152 million);
- Premier will transfer to Amerada Hess the entire issued share capital of Natuna 2, the sole asset of which is a 23 per cent. interest in Natuna; and
- Amerada Hess will make a cash payment to New Premier of approximately US$17 million (£11 million).

If Completion takes place, the parties will treat economic ownership of the Yetagun Project interest and the Natuna interests as having passed with effect from 30 September 2002. However, the cash payments to be made by Amerada Hess and PICL in respect of the Transfer will only be made at Completion and will be conditional on Completion taking place.

Warranties and Indemnities

Premier and New Premier have given warranties to Amerada Hess in respect of, inter alia, title to the shares in Natuna 2 and the assets of that company and will give covenants pursuant to a related tax deed to be entered into on Completion, in respect of certain taxation liabilities of Natuna 2. Premier and New Premier have given warranties to PICL in respect of, inter alia, title to the shares in POH and its subsidiaries and Natuna 1, the assets of POH (and its subsidiaries) and Natuna 1, and will give covenants pursuant to related tax deeds to be entered into on Completion in respect of certain taxation liabilities of POH (and its subsidiaries) and Natuna 1.

Premier has agreed to indemnify PICL in respect of, amongst other things, certain liabilities of POH and PPML in respect of the period up to Completion that do not relate to the Yetagun Project.

The aggregate liability of Premier and New Premier in respect of the warranties or indemnities under the Framework Agreement and related tax deeds will not be more than US$163 million (£105 million) to Amerada Hess and US$507 million (£327 million) to PICL.

Conduct of Business

Premier has given various undertakings in relation to the way in which it will carry on business in relation to the assets that are the subject of the Transfer in the period up to Completion.

Conditions

Completion is conditional, among other things, upon the approval of the Shareholders, the Scheme and the Reduction of Capital becoming effective and Admission. The Transfer is also conditional on the approval of the governments of Indonesia and Myanmar, the consent of Balak, completion of an internal restructuring under which the share capital of POH, Natuna 1 and Natuna 2 will be transferred to New Premier, as well as the consent of the providers of finance to members of the Group. Clearance is also required from the Inland Revenue under 707 ICTA 1988, consent is required from H.M. Treasury under section 765 ICTA 1988 and any taxation issues that may arise as a result of the Restructuring must have been resolved on terms reasonably satisfactory to the parties to the Framework Agreement.

In addition, the joint venture partners in the Yetagun Project (other than Premier and PICL) who wish to acquire part of the interest in the Yetagun Project that the Premier Group proposes to transfer to PICL must have agreed to do so on terms reasonably satisfactory to Premier and PICL. Any such acquisition will reduce the amount of debt assumed and cash payments made by PICL at Completion (but is not expected to affect the aggregate amount received by the Group).

There is no prescribed timetable within which the Indonesian and Myanmar governments are required to consider the requests for approval of the Restructuring. However, it is hoped that approvals will be received in or before December 2002. Following receipt of these approvals, Premier intends to seek to arrange the final Court Hearings to approve the Scheme and the Reduction of Capital as soon as practicable. It is, therefore, hoped that the Restructuring will complete before the end of 2002. If receipt of government approvals or the satisfaction of other conditions to the Restructuring are delayed, Completion will be delayed. Under the terms of the Framework Agreement, the latest date on which the conditions to the Restructuring can be satisfied (or waived) is 13 September 2003 or such later date as Premier, New Premier, Amerada Hess and PICL may agree.

4. Overseas Shareholders and ADR holders

Overseas Shareholders generally

In relation to the Scheme, persons resident in, or citizens or nationals of, jurisdictions outside the United Kingdom ("overseas shareholders") may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements.

It is the responsibility of each overseas shareholder to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection with the allotment and issue of New Shares pursuant to the Scheme, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

If, in respect of any overseas shareholder, New Premier is advised that the allotment and issue of New Shares would or might infringe the laws of any jurisdiction outside the United Kingdom, or would or might require New Premier to observe any governmental or other consent or effect any registration, filing or other formality, the Scheme provides that New Premier may determine that those New Shares shall be allotted and issued on terms that they shall be sold on behalf of such shareholder as soon as reasonably practicable after the Scheme Effective Date, with the net proceeds of sale being remitted to the overseas shareholder concerned at the risk of such shareholder.

Overseas shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

Certain US securities law considerations

The New Shares to be issued to Scheme Shareholders pursuant to the Scheme will not be registered under the US Securities Act in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) of that Act. New Shares issued to a Scheme Shareholder who is neither an affiliate for the purposes of the US Securities Act of Premier prior to implementation of the Scheme nor an affiliate of New Premier after implementation of the Scheme may be sold without restriction under the US Securities Act. Shareholders who are affiliates of Premier prior to implementation of the Scheme, whether or not they are affiliates of New Premier after implementation of the Scheme, will be subject to timing, manner of sale and volume restrictions on the sale of New Shares received upon implementation of the Scheme, in certain circumstances for a one year period and in certain circumstances for a two year period, under Rule 145(d) under the US Securities Act. For the purposes of the US Securities Act, an "affiliate" is any person that directly or indirectly controls, or is controlled by, or is under common control with, a Premier or a New Premier entity. The US Securities Act would not generally restrict the sale of New Shares on the London Stock Exchange provided that the sale had not been prearranged with a buyer in the United

States. Shareholders who believe they may be affiliates for the purposes of the US Securities Act should consult their own legal advisers.

For the purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) of that Act with respect to the New Shares to be issued under the Scheme (as described above), Premier will advise the Court that its sanctioning the Scheme will be relied upon by Premier and New Premier as an approval of the Scheme, following a Court hearing on its fairness to Scheme Shareholders, at which Court hearing all Scheme Shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such Shareholders.

ADR holders

Holders of American Depositary Receipts in respect of and representing Ordinary Shares ("ADRs") should note that, if the Scheme becomes effective, such ADRs will be in respect of and represent New Ordinary Shares. Premier will be discussing the arrangements relating to its ADRs with the depository in respect thereof to ensure a smooth transition of such arrangements upon the Scheme becoming effective.

PART III FINANCIAL INFORMATION

Introduction

The financial information in this Part III comprises:

Section 1: Ernst & Young LLP's report on financial information in respect of New Premier covering the period from its incorporation on 31 July 2002 to 10 October 2002.

Section 2: Consolidated financial information in respect of the Premier Group for the three years ended 31 December 2001.

Section 3: The reported interim results in respect of the Premier Group for the six months ended 30 June 2002.

Section 4: Unaudited pro forma statement of consolidated net assets and net debt of Premier as at 30 June 2002 and Ernst &Young LLP's report thereon.

Section 1: **Ernst & Young LLP's report on New Premier**



Ernst & Young LLP
Becket House
1 Lambeth Palace Road
London SE1 7EU

The Directors,
Premier Oil Group Limited
23 Lower Belgrave Street
London SW1W 0NR

The Directors
Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

11 October 2002

Dear Sirs

PREMIER OIL GROUP LIMITED (THE "COMPANY")

1. INTRODUCTION

We report on the financial information set out below. This financial information has been prepared for inclusion in the listing particulars dated 11 October 2002 of the "Company" (the "Listing Particulars").

The Company was incorporated on 31 July 2002 having the name Dalglen (No. 836) Limited. The name was changed on 13 September 2002 to Premier Oil Group Limited.

Basis of preparation

The financial information set out in paragraphs 2 to 4 is based on the audited non-statutory accounts of the Company for the period from incorporation to 10 October 2002 to which no adjustments were considered necessary. The Company did not trade during this period.

Responsibility

The audited non-statutory accounts of the Company referred to above are the responsibility of the directors of the Company who approved their issue. The directors of the Company are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the financial information set out in our report from the non-statutory accounts, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the accounts underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the financial information gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of Premier Oil Group Limited as at the date stated and its cash flows for the period then ended.

2. BALANCE SHEET

	Note	At 10 October 2002 £
CURRENT ASSETS		
Cash at bank and in hand		2
		2
CAPITAL AND RESERVES		
Called up share capital	(ii)	2
Equity shareholders' funds		2

3. STATEMENT OF CASH FLOWS

	Period ended 10 October 2002 £
FINANCING	
Issue of shares	2
INCREASE IN CASH	2

	Period ended 10 October 2002 £
Increase in cash	2
MOVEMENT IN NET DEBT	2
NET DEBT AT 31 JULY	—
NET DEBT AT 10 OCTOBER	2

4. NOTES TO THE FINANCIAL INFORMATION

(i) Accounting policies

Basis of preparation

The financial information has been prepared under the historical cost convention and in accordance with applicable UK accounting standards.

(ii) Share capital

Authorised	At 10 October 2002 £
100,000 shares of £1 each	100,000
	100,000

Allotted, called up and fully paid	At 10 October 2002 £
Shares of £1 each	2
	2

(iii) Reserves

	Share Capital £
Balance at start of period	—
Issued share capital at incorporation	2
As at 10 October 2002	2

(iv) Subsequent Events

On 16 September 2002, Premier Oil plc announced that it will undergo a restructuring that, subject to the satisfaction of certain conditions, will result in Premier Oil Group Limited becoming the new holding company of the Premier Oil plc. Premier Oil plc, the holding company of the Premier group, will cancel its existing shares and issue new shares to the Company in consideration for which the Company will issue shares to the shareholders of Premier Oil plc in proportion to their respective holdings of shares in Premier Oil plc.

Yours faithfully

Ernst & Young LLP

Section 2: **Three year financial information for the Premier Group**



Ernst & Young LLP
Becket House
1 Lambeth Palace Road
London SE1 7EU

The Directors
Premier Oil Group Limited
23 Lower Belgrave Street
London SW1W 0NR

The Directors
Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR

The Directors
Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

11 October 2002

Dear Sirs

PREMIER OIL PLC (THE "COMPANY") AND ITS SUBSIDIARIES AND ASSOCIATES (TOGETHER THE "PREMIER GROUP")

INTRODUCTION

We report on the financial information set out below. This financial information has been prepared for inclusion in the listing particulars dated 11 October 2002 (the "Listing Particulars") of Premier Oil Group Limited.

Basis of preparation

The financial information set out on pages 28 to 54 of the Listing Particulars is based on the audited consolidated financial statements of the Premier Group for the three years ended 31 December 2001, and has been prepared on the basis set out on pages 26 to 27 of the Listing Particulars, to which no adjustments were considered necessary.

Responsibility

Such financial statements are the responsibility of the directors of the Company who approved their issue.

The directors of Premier Oil Group Limited are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included previously obtained by us relating to the audit of the financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the financial information gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of the Premier Group as at the dates stated and of its profits, cash flows and recognised gains and losses for the periods then ended.

Yours faithfully

Ernst & Young LLP

Accounting Policies

Accounting convention

The accounts are prepared under the historical cost convention and in accordance with the Oil Industry Accounting Committee Statement of Recommended Practice – 'Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities' and applicable accounting standards, including the adoption of the standards mentioned below.

The Group adopted FRS 15 – 'Tangible Fixed Assets' for the year ended 31 December 2000 and the accounting policy concerning accounting for the cost, valuation and depreciation of tangible fixed assets has been expanded accordingly. This resulted in no material adjustment. The Group also adopted FRS 16 – 'Current Tax' and FRS 18 – 'Accounting Policies'. These resulted in no change to existing Group policies and had no effect on the Group for the year 2000 or prior years. Adoption of FRS 19 – 'Deferred Tax' for the year ended 31 December 2000 resulted in a prior year adjustment as disclosed in the statement of total recognised gains and losses.

FRS 17 – 'Retirement Benefits' is effective for the Group's 2001 year-end reporting. The accounts contain the transitional requirements specified within this standard.

Consolidation

The Group accounts consolidate the accounts of the Company and all its subsidiary undertakings drawn up to 31 December each year. No profit and loss account is presented for the Company as provided by Section 230 of the Companies Act 1985. Entities in which the Group holds an interest on a long term basis and are jointly controlled by the Group and one or more other venturers under a contractual arrangement are treated as joint ventures. In the Group accounts Premier's proportion of operating profit or loss, exceptional items, interest, taxation, gross assets and gross liabilities of the joint ventures are included ('gross equity method').

Turnover

Turnover represents the sales value of the Group's share of petroleum production during the year. Revenue receivable under take-or-pay gas sales contracts in respect of undelivered volumes is accounted for as deferred income.

Fixed assets

(a) Capitalisation of oil and gas expenditure The Group follows the full cost method of accounting under which all expenditure relating to the acquisition, exploration, appraisal and development of oil and gas interests is capitalised in one of six cost pools: UK, Southern Europe, Far East, Pakistan, Australia and International. Proceeds on disposal of an interest are credited to the relevant cost pool.

Intangible fixed assets consisting of expenditure on significant new exploration areas and licences are excluded from the capitalised tangible cost pools pending determination of commercial reserves. Capitalised exploration expenditure is carried forward until either it is declared part of a commercial development or the licence area is abandoned, at which point the relevant total is transferred to the relevant tangible cost pool. The financing cost of borrowings in respect of a field development and related foreign exchange gains and losses are capitalised until production commences from that field.

(b) Depreciation Amortisation of expenditure held in each tangible cost pool is provided using the unit of production method based on entitlement to proved and probable reserves of oil and gas and estimated future development expenditure expected to be incurred to access these reserves. Changes in reserves are accounted for prospectively. Pipeline assets are depreciated on a unit of throughput basis. Depreciation on other fixed assets is provided on a straight line basis to write them off over their estimated useful lives but not exceeding five years.

(c) Impairment of value An estimate of the discounted future net revenues is made where there are indicators of impairment and compared to the net capitalised expenditure held in each cost pool. Where, in the opinion of the directors, there is an impairment, tangible asset values are written down accordingly through the profit and loss account.

Decommissioning

Provision for decommissioning is recognised in full at the commencement of oil and gas production. The amount recognised is the present value of the estimated future expenditure. A corresponding tangible fixed asset is also created at an amount equal to the provision. This is subsequently depreciated as part of the capital costs of the production facilities. Any change in the present value of the estimated expenditure is reflected as an adjustment to the provision and the fixed asset.

Stores, crude oil and products

These are valued at the lower of cost and net realisable value. Under and over lifts of crude oil and stocks relating to production are recorded at market value.

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax, with the following exceptions:

- Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable.
- Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Petroleum taxes are provided on a unit of production basis over the estimated remaining life of each producing field. The total tax for each producing field is calculated after deducting all expenditure incurred on that field. Deferred petroleum taxes are provided for on the difference between the amount of tax calculated on the unit of production basis and current tax payable.

Translation of foreign currencies

In the accounts of individual companies, transactions denominated in foreign currencies are recorded in the local currency at actual exchange rates as of the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the period end are reported at the rates of exchange prevailing at the period end. Any gain or loss arising from a change in exchange rate subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

For the purposes of consolidation the closing rate method is used under which translation gains and losses on the opening net assets of overseas undertakings are shown as a movement in reserves. Profit and loss accounts of overseas undertakings and foreign branches are translated at the average exchange rate for the period. Exchange differences on foreign currency loans, to the extent that they relate to investments in operations accounted for in foreign currencies, are taken to reserves.

Pension costs

The cost of providing pension benefits is charged to the profit and loss account over the period of service of employees.

Royalties

Royalties are charged as production costs to the profit and loss account in the period in which the related production is accounted for.

Leasing and hire purchase commitments

Rentals payable for assets under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

Derivative financial instruments

The Group uses derivative financial instruments ('derivatives') to manage its exposure to changes in foreign currency exchange rates, interest rates and oil price fluctuations.

Foreign currency forward contracts are used to hedge future foreign currency commitments. Gains and losses on these contracts are recognised at maturity.

The Group may enter into interest rate swap transactions in its management of interest rate exposure. Interest rate swap agreements involve the exchange of fixed and floating interest rate payment obligations without exchange of the underlying principal amounts. The results of these transactions are recognised in interest expense in the period hedged by the agreements.

Gains and losses arising on oil price derivatives are recognised in revenues from oil production when hedged volumes are sold.

The Group only undertakes derivative transactions that directly relate to the underlying business of the Group.

Consolidated profit and loss accounts

For years ended 31 December

	Notes	Pre exceptional items 2001 £ million	Exceptional items 2001 £ million	Total 2001 £ million	2000 £ million	1999 (restated) £ million
Turnover						
Group and share of joint ventures		**213.8**		**213.8**	115.7	89.5
Less: share of joint ventures' turnover		**(47.0)**		**(47.0)**	(16.3)	(5.7)
Group turnover	1	**166.8**	—	**166.8**	99.4	83.8
Cost of sales	2	**(97.1)**		**(97.1)**	(65.4)	(68.4)
Exceptional provision for oil and gas assets	2		**(42.0)**	**(42.0)**		(14.3)
Gross profit		**69.7**	**(42.0)**	**27.7**	34.0	1.1
Administrative costs		**(7.1)**		**(7.1)**	(7.2)	(10.1)
Other operating income					2.1	
Group operating profit/(loss)		**62.6**	**(42.0)**	**20.6**	28.9	(9.0)
Share of operating profit in joint ventures		**26.0**		**26.0**	6.3	2.7
Total profit/(loss): Group and share of joint ventures		**88.6**	**(42.0)**	**46.6**	35.2	(6.3)
Profit on disposal of investment	10,11		**42.2**	**42.2**	0.6	
Profit on disposal of tangible fixed assets						2.4
Profit on disposal of subsidiary						1.3
Net interest (payable)/receivable: Group	5	**(26.7)**		**(26.7)**	(14.5)	(14.6)
Joint ventures	5	**(13.0)**		**(13.0)**	(7.7)	0.5
Exchange gains*		**0.5**		**0.5**	3.4	
Profit/(loss) on ordinary activities before tax		**49.4**	**0.2**	**49.6**	17.0	(16.7)
Tax: Group	6	**(22.8)**		**(22.8)**	(8.7)	(11.0)
Joint ventures	6	**(6.5)**		**(6.5)**	(2.2)	
Profit/(loss) after tax		**20.1**	**0.2**	**20.3**	6.1	(27.7)
Earnings/(loss) per share (pence) – basic and diluted	7			**1.28**	0.39	(2.50)

* Exchange gains relate wholly to the Group.

Consolidated statement of total recognised gains and losses
For the year ended 31 December

	2001 £ million	2000 £ million	1999 (restated) £ million
Net profit/(loss) for the year excluding share of profits of joint ventures	**13.8**	9.6	(30.9)
Share of joint ventures' profits/(losses) for the year	**6.5**	(3.5)	3.2
Net profit/(loss) for the year attributable to members of the parent company	**20.3**	6.1	(27.7)
Exchange difference on retranslation of net assets of subsidiary undertakings	**1.2**	8.0	8.6
Exchange difference on retranslation of net assets of joint ventures	**(0.5)**	0.6	(0.2)
Total recognised gains/(losses) relating to the year	**21.0**	14.7	(19.3)
Prior year adjustment		(32.8)	1.9
Total gains/(losses) recognised since the last annual report	**21.0**	(18.1)	(17.4)

Group reconciliation of movements in shareholders' funds
For the year ended 31 December

	2001 £ million	2000 £ million	1999 (restated) £ million
Total recognised gains/(losses) relating to the year	**21.0**	14.7	(19.3)
New shares issued	**0.1**		133.4
Total movements during the year	**21.1**	14.7	114.1
Shareholders' funds at 1 January	**290.5**	275.8	161.7
Shareholders' funds at 31 December	**311.6**	290.5	275.8

Results relating to joint ventures are those of Premier-Kufpec Pakistan BV and Global Resources Ltd. Further details are provided in note 11 to these accounts.

Balance sheets
As at 31 December

	Notes	Group 2001 £ million	Group 2000 £ million	Group 1999 (restated) £ million
Fixed assets				
Intangible assets	8	30.4	46.7	32.8
Tangible assets	9	464.3	494.1	371.4
Investments	10	11.7	19.1	20.7
Investments in joint ventures:	11			
Share of gross assets		257.7	257.1	200.0
Share of gross liabilities		(176.6)	(158.6)	(110.4)
Total fixed assets		587.5	658.4	514.5
Current assets				
Stocks		12.8	19.3	12.1
Debtors, including amounts due after one year	12	95.4	75.9	54.2
Cash and short term deposits	15	84.4	27.2	155.4
Total current assets		192.6	122.4	221.7
Creditors: amounts falling due within one year	13	(67.6)	(103.4)	(90.5)
Net current assets		125.0	19.0	131.2
Total assets less current liabilities		712.5	677.4	645.7
Creditors: amounts falling due after one year including convertible debt	14,15	(355.0)	(347.6)	(325.0)
Deferred income	14	(4.4)		
Provision for liabilities and charges	17	(41.5)	(39.3)	(44.9)
Net assets		311.6	290.5	275.8
Capital and reserves				
Share capital	19	79.2	79.2	79.2
Share premium account	20	138.0	137.9	137.9
Capital reserve	20	14.5	14.5	14.5
Merger reserve	20	68.2	68.2	68.2
Profit and loss account	20	11.7	(9.3)	(24.0)
Total equity shareholders' funds		311.6	290.5	275.8

The accounting policies on pages 26 to 27 and notes on pages 32 to 54 form part of these accounts.

Consolidated cash flow statements
For years ended 31 December

	Notes	2001 £ million	2000 £ million	1999 £ million
Net cash inflow from operating activities	21a	111.1	42.0	31.7
Returns on investment and servicing of finance				
Interest received		1.5	7.0	2.4
Interest paid		(31.2)	(22.2)	(23.9)
Loan issue costs			(2.0)	
		(29.7)	(17.2)	(21.5)
Taxation				
UK corporation tax paid		(6.2)	(0.8)	(7.1)
UK petroleum revenue tax paid		(15.5)	(15.9)	(4.8)
Overseas taxes paid		(1.3)		
		(23.0)	(16.7)	(11.9)
Capital expenditure and financial investments				
Payments to acquire fixed assets		(60.9)	(137.5)	(100.7)
Receipts from sale of fixed assets				32.5
Recovery of capital from joint venture				14.7
Increase shareholding in listed investment		(2.4)		
Investment of funds refundable from joint venture*		(7.1)		
Investment of funds in joint ventures		(2.2)	(3.9)	(1.0)
Receipts arising from entry into joint venture				63.9
		(72.6)	(141.4)	9.4
Acquisitions and disposals				
Proceeds from sale of investment			0.7	
Receipt arising from establishment of new joint venture		72.9		
Proceeds from sale of subsidiary undertaking				3.6
Disposal of cash with subsidiary undertaking				(0.2)
		72.9	0.7	3.4
Management of liquid resources†				
Net change in deposits		(46.7)	127.3	(144.8)
		(46.7)	127.3	(144.8)
Financing				
Issue of ordinary share capital		0.1		136.0
Share issue costs paid			(0.5)	(2.1)
Repayment of advances from joint venture partners				(16.3)
Repayment of loans				(9.4)
New loans				9.4
Net cash inflow/(outflow) from financing		0.1	(0.5)	117.6
Increase/(decrease) in cash		12.1	(5.8)	(16.1)
Cash generated after interest and taxation		58.4	8.1	(1.7)
Cash flow generated per share (pence)		3.7	0.5	(0.2)

* Amounts refundable result from working capital adjustments arising from the joint venture's change in equity in the Bhit gas field during the course of the year.

† The Group includes as liquid resources term deposits of less than one year and government securities.

Cash flows for the year ended 31 December 2001 excludes the cash flows of the joint ventures in accordance with FRS 9 – 'Associates and Joint Ventures'.

Notes to the accounts
For the years to 31 December

1. Geographical analysis

(a) Turnover represents amounts invoiced exclusive of sales related taxes for the Group's share of oil and gas sales.

	2001 £ million	2000 £ million	1999 (restated) £ million
Group turnover by origin and destination			
UK	**109.8**	68.4	57.8
Albania			0.2
Trinidad			0.2
Australia			1.1
Indonesia (destination Singapore)	**57.0**	31.0	24.5
Total Group turnover	**166.8**	99.4	83.8
Joint venture turnover by origin and destination			
Pakistan	**18.8**	10.2	5.7
Myanmar (destination Thailand)	**28.2**	6.1	
	213.8	115.7	89.5
Group operating profit/(loss) before tax			
UK	**39.1**	14.0	1.9
Albania	**(0.1)**	(0.1)	(0.3)
Australia	**(0.2)**	(0.2)	(0.3)
Indonesia	**23.8**	14.3	5.8
Other overseas		0.9	(1.8)
	62.6	28.9	5.3
Exceptional provision for oil and gas assets and investment			(14.3)
UK	**(12.1)**		
Albania	**(17.6)**		
Australia	**(8.5)**		
Other overseas	**(3.8)**		
	(42.0)	—	(14.3)
Group operating profit/(loss)	**20.6**	28.9	(9.0)
Share of operating profit in joint ventures – Pakistan	**13.1**	6.1	2.7
– Myanmar	**12.9**	0.2	
Profit on disposal of fixed assets (UK)			2.4
Profit on disposal of investment	**42.2**	0.6	
Profit on disposal of subsidiary (Trinidad)			1.3
Net interest	**(39.7)**	(22.2)	(14.1)
Exchange gains	**0.5**	3.4	
Profit/(loss) on ordinary activities before tax	**49.6**	17.0	(16.7)
Net assets			
UK	**131.5**	142.8	116.9
Albania		15.6	12.0
Australia	**11.7**	19.0	20.6
Indonesia	**327.5**	303.4	177.2
Myanmar	**24.2**	24.2	23.5
Other overseas	**8.0**	9.9	6.6
	502.9	514.9	356.8
Share of net assets of joint ventures			
Pakistan	**45.0**	59.8	49.9
Myanmar	**36.1**	38.7	39.8
	584.0	613.4	446.5
Unallocated net borrowings	**(272.4)**	(322.9)	(170.7)
Total net assets	**311.6**	290.5	275.8

(b) Turnover for the years ended 31 December 2001 and 2000 excludes amounts due from the gas buyers under take-or-pay contracts, whereby they must pay for minimum levels of gas made available in each contract period irrespective of whether the gas is taken or not. Amounts invoiced but not taken for the year 2001 were valued at £21.7 million (2000: £11.8 million). The gas buyer has the right to lift a quantity of gas equivalent to the volume paid for under the take-or-pay contracts at a future date at no cost to the buyer, subject to various contracted rights and obligations.

2. Cost of sales

	2001 £ million	2000 £ million	1999 £ million
Operating costs	**47.7**	26.9	25.3
Royalties	**5.2**	6.0	5.1
Amortisation and depreciation of tangible fixed assets:			
Oil and gas	**42.7**	31.1	36.2
Other	**1.0**	1.0	1.1
Amortisation of decommissioning assets	**0.5**	0.4	0.7
	97.1	65.4	68.4

Exceptional provision for oil and gas assets

	2001 £ million	2000 £ million	1999 £ million
Impairment write-down of:			
Tangible fixed assets	**33.5**		14.3
Investments	**8.5**		
	42.0	—	14.3

In 2001, the Group has made a provision in respect of non-core tangible assets held in the UK pool of £12.1 million, the Pakistan pool of £0.4 million, the International pool of £3.4 million and the Southern Europe pool of £17.6 million. The write-down on investment relates to the Group's shareholding in Australian Worldwide Exploration NL.

In 1999 the Group made a provision of £14.3 million in respect of non-core tangible fixed assets in Southern Europe.

3. Auditors' remuneration

	2001 £ million	2000 £ million	1999 £ million
Audit services*	**0.3**	0.2	0.2
Non-audit services – UK	**0.2**	0.3	0.4
	0.5	0.5	0.6

* Of this, £10,000 (2000: £10,000, 1999: £10,000) relates to the Parent Company.

The non-audit services include VAT, remuneration, pension and share option scheme advisory services. Additionally, from time to time, services are provided in relation to commercial activities and corporate transactions.

4. Employee costs

	2001 £ million	2000 £ million	1999 £ million
Staff costs, including executive directors:			
Wages and salaries	**12.4**	12.7	14.1
Social security costs	**0.6**	0.4	0.5
Pension costs*	**1.4**	1.1	0.8
	14.4	14.2	15.4

* Of this, the cost of the defined contribution scheme was £358,454 (2000: £130,107, 1999: £146,738).

	2001 £ million	2000 £ million	1999 £ million
Average number of employees during the year:			
Technical and operations	**287**	268	205
Management and administration	**201**	177	180
	488	445	385

A proportion of the above, representing time spent on exploration and development activities, is capitalised.

5. Interest

(a) Interest receivable/(payable) – Group

	2001 £ million	2000 £ million	1999 £ million
Receivable:			
Short term deposits	**1.6**	6.2	3.2
	1.6	6.2	3.2
Payable:			
Convertible capital bonds	**(2.2)**	(2.2)	(2.2)
Bank loans and overdrafts	**(9.5)**	(10.6)	(7.9)
Guaranteed senior notes	**(14.9)**	(14.7)	(13.6)
Unwinding of discount on decommissioning provision	**(0.7)**	(0.4)	(0.3)
Other	**(1.0)**	(1.6)	(1.0)
	(28.3)	(29.5)	(25.0)
Interest charges capitalised		8.8	7.2
Net interest payable – Group	**(26.7)**	(14.5)	(14.6)

Interest charges capitalised represent cost of borrowings in respect of field developments for which full production had not yet commenced. These finance charges were capitalised at a rate of 7.82 per cent. pa in 2000 (1999: 7.09 per cent.), being the weighted average of rates applicable to general borrowings outstanding during that year.

(b) Interest receivable/(payable) – joint ventures

	2001 £ million	2000 £ million	1999 £ million
Receivable:			
Short term deposits	**0.6**	0.2	0.5
	0.6	0.2	0.5
Payable:			
Long term bonds – Yetagun project loan	**(13.5)**	(11.7)	(7.3)
Unwinding of discount on decommissioning provision	**(0.1)**		
	(13.6)	(11.7)	
Interest charges capitalised		3.8	7.3
Net interest (payable)/receivable – joint ventures	**(13.0)**	(7.7)	0.5

Interest charges capitalised represent cost of borrowings in respect of field developments for which full production had not yet commenced. These finance charges were capitalised at a rate of 10.93 per cent. pa in 2000 (1999: 10.93 per cent.), being the weighted average of rates applicable to the finance outstanding during that year.

6. Tax on profit on ordinary activities

(a) Analysis of charge in period

Group	2001 £ million	2000 £ million	1999 (restated) £ million
Current tax:			
UK corporation tax on profits of the period	**8.8**	0.7	
Adjustments in respect of previous periods		(1.3)	(1.0)
	8.8	(0.6)	(1.0)
Petroleum revenue tax	**11.3**	15.5	9.6
Overseas tax	**2.9**	1.3	
Total current tax (note 6b)	**23.0**	16.2	8.6
Deferred tax:			
UK tax	**(3.5)**	(0.3)	0.2
Petroleum revenue tax	**1.6**	(7.1)	1.0
Overseas tax	**1.7**	(0.1)	1.2
Total deferred tax (note 17)	**(0.2)**	(7.5)	2.4
Tax on profit on ordinary activities of Group	**22.8**	8.7	11.0
Joint ventures			
Deferred tax:			
Overseas tax	6.5	2.2	
Total deferred tax	6.5	2.2	
Tax on profit on ordinary activities of joint ventures	6.5	2.2	

(b) Factors affecting tax charge for period

The tax assessed in the period is higher than the standard rate of corporation tax in the UK (30%). The difference is explained below:

Group	2001 £ million	2000 £ million	1999 (restated) £ million
Group profit/(loss) on ordinary activities before tax	**36.6**	18.4	(19.4)
Group profit/(loss) on ordinary activities before tax @ 30%	**11.0**	5.5	(5.8)
Effects of:			
Expenses not deductable for tax purposes	**0.4**	0.2	0.1
Accounting depreciation in excess of tax depreciation	**7.5**	0.1	8.0
Taxable income not credited to profit and loss account		0.9	0.4
Allowable deduction not debited to profit and loss account (primarily petroleum revenue tax)	**(4.9)**	(4.7)	(3.1)
Current tax losses not utilised	**8.2**		0.4
Current tax not related to profit before tax (primarily petroleum revenue tax)	**11.3**	15.5	9.6
Adjustments relating to prior years		(1.3)	(1.0)
Exceptional items	**(0.1)**		
Overseas tax	**(10.4)**		
Current tax charge for period	**23.0**	16.2	8.6

(c) Factors that may affect future tax charges

No provision has been made for deferred tax where potentially taxable gains have been rolled over into replacement assets. Such gains would become taxable only if the assets were sold without it being possible to claim rollover relief. The total amount not provided in 2001 is £3.6 million (2000: £3.6 million). At present, it is not envisaged that any tax will become payable in the forseeable future.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries, associates and joint ventures. As the earnings are continually reinvested by the Group, no tax is expected to be payable on them in the forseeable future.

7. Earnings per share

The calculation of basic earnings per share is based on the profit after tax and on the weighted average number of ordinary shares in issue during the year. The diluted earnings per share allows for the full conversion of the convertible capital bond and the full exercise of outstanding share purchase options (note 19) and adjusted earnings/(losses).

Basic and diluted earnings per share are calculated as follows:

	Profit/(loss) after tax			Weighted average number of shares			Earnings/(loss) per share		
	2001 £ million	2000 £ million	1999 (restated) £ million	2001 millions	2000 millions	1999 £ million	2001 pence	2000 pence	1999 (restated) £ million
Basic	**20.3**	6.1	(27.7)	**1,584**	1,583	1,108	**1.28**	0.39	(2.50)
Convertible loan	**2.2**	2.2	2.2	**27**	27	27	*	*	*
Outstanding share options	**0.5**	0.5	0.5	**73**	66	49	*	*	*
Diluted	**23.0**	8.8	(25.0)	**1,684**	1,676	1,184	**1.28**	0.39	(2.50)

* As earnings per share are increased when taking the convertible loan and outstanding share options into account, they are ignored in the calculation of diluted earnings per share.

8. Intangible fixed assets

	Oil and gas properties					
	UK £ million	**Southern Europe £ million**	**Far East £ million**	**Pakistan £ million**	**International £ million**	**Total £ million**
The Group						
Cost						
At 1 January 2001	26.8	0.1	16.8	0.3	2.7	46.7
Exchange movements	0.5		0.3		0.1	0.9
Additions during the year		0.1	6.6	0.1	3.4	10.2
Transfer to tangible fixed assets	(5.8)	(0.2)	(17.7)	(0.4)	(3.3)	(27.4)
At 31 December 2001	**21.5**	—	**6.0**	—	**2.9**	**30.4**

	Oil and gas properties					
	UK £ million	**Southern Europe £ million**	**Far East £ million**	**Pakistan £ million**	**International £ million**	**Total £ million**
The Group						
Cost						
At 1 January 2000	20.7		9.5	0.3	2.3	32.8
Exchange movements	1.7		0.7		0.2	2.6
Additions during the year*	11.4	0.1	13.6		0.2	25.3
Transfer to tangible fixed assets	(7.0)		(7.0)			(14.0)
At 31 December 2000	**26.8**	**0.1**	**16.8**	**0.3**	**2.7**	**46.7**

* Additions are net of farm-out receipts.

	Oil and gas properties						
	UK £ million	**Southern Europe £ million**	**Far East £ million**	**Australia £ million**	**Pakistan £ million**	**International £ million**	**Total £ million**
The Group							
Cost							
At 1 January 1999	25.6	5.4	9.6	13.6			54.2
Exchange movements	0.8	0.2	0.3	1.0			2.3
Additions during the year*	2.4	0.2	1.3	2.2	0.3	2.3	8.7
Transfer to tangible fixed assets	(8.1)	(5.8)	(1.7)				(15.6)
Transfer to fixed assets investments				(16.8)			(16.8)
At 31 December 1999	**20.7**	—	**9.5**	—	**0.3**	**2.3**	**32.8**

* Additions are net of farm-out receipts.

9. Tangible fixed assets

	Oil and gas properties								
	UK £ million	Southern Europe £ million	Far East £ million	Australia £ million	Pakistan £ million	International £ million	Pipeline assets £ million	Other fixed assets† £ million	Total £ million
The Group									
Cost									
At 1 January 2001	489.3	30.6	272.8	0.4	0.4	29.0	76.8	8.4	907.7
Exchange movements	8.6	0.5	3.9			0.5	1.6		15.1
Additions during the year*	22.4	2.2	7.2				0.5	0.6	32.9
Transfer from intangible fixed assets	5.8	0.2	17.7		0.4	3.3			27.4
Disposals			(20.6)						(20.6)
At 31 December 2001	**526.1**	**33.5**	**281.0**	**0.4**	**0.8**	**32.8**	**78.9**	**9.0**	**962.5**
Amortisation and depreciation									
At 1 January 2001	336.0	15.6	26.2	0.4	0.4	29.0		6.0	413.6
Exchange movements	5.7	0.3	0.5			0.4			6.9
Charge for the year	31.8		10.4				1.0	1.0	44.2
FRS 11 write-downs	12.1	17.6			0.4	3.4			33.5
At 31 December 2001	**385.6**	**33.5**	**37.1**	**0.4**	**0.8**	**32.8**	**1.0**	**7.0**	**498.2**
Net book value									
At 31 December 2001	**140.5**	—	**243.9**	—	—	—	**77.9**	**2.0**	**464.3**

The impairment test has been carried out using a 10 per cent. nominal discount rate, US$/£ exchange rate of 1.46 and an oil price forecast of US$20.0 (2002), US$17.5 (2003), escalated at 3 per cent. pa thereafter.

Cost of the Group at 31 December 2001 includes capitalised interest of £19.1 million (2000: £18.7 million). The movement relates to exchange differences on capitalised interest balances.

	Oil and gas properties								
	UK £ million	Southern Europe £ million	Far East £ million	Australia £ million	Pakistan £ million	International £ million	Pipeline assets £ million	Other fixed assets† £ million	Total £ million
The Group									
Cost									
At 1 January 2000	436.1	27.3	201.9	0.4	0.4	26.9	29.1	7.3	729.4
Exchange movements	29.8	2.1	11.7			1.5	2.3	0.1	47.5
Additions during the year*	15.1	1.2	45.3			0.6	45.4	1.1	108.7
Interest capitalised	1.3		6.9						8.2
Transfer from intangible fixed assets	7.0		7.0						14.0
Disposals								(0.1)	(0.1)
At 31 December 2000	489.3	30.6	272.8	0.4	0.4	29.0	76.8	8.4	907.7
Amortisation and depreciation									
At 1 January 2000	290.5	14.5	20.3	0.4	0.4	26.9		5.0	358.0
Exchange movements	19.0	1.1	1.5			1.5			23.1
Charge for the year	26.5		4.4			0.6		1.0	32.5
At 31 December 2000	**336.0**	**15.6**	**26.2**	**0.4**	**0.4**	**29.0**	—	**6.0**	**413.6**
Net book value									
At 31 December 2000	**153.3**	**15.0**	**246.6**	—	—	—	**76.8**	**2.4**	**494.1**
At 31 December 1999	145.6	12.8	181.6	—	—	—	29.1	2.3	371.4

* Additions are net of farm-out receipts.

† Other fixed assets comprise short leasehold property, which cost £0.5 million and accumulated depreciation £0.4 million, office equipment and motor vehicles.

Cost of the Group at 31 December 2000 includes capitalised interest of £18.7 million.

	Oil and gas properties								
	UK £ million	Southern Europe £ million	Far East £ million	Australia £ million	Pakistan £ million	International £ million	Pipeline assets £ million	Other fixed assets† £ million	Total £ million
The Group									
Cost									
At 1 January 1999 (restated)*	397.3	8.8	224.9	9.1	0.4	32.4	44.1	7.1	724.1
Exchange movements	10.6	0.3	7.7	0.6		0.7	1.3		21.2
Additions during the year**	18.0	11.7	26.2	0.1		0.2	32.8	13.0	102.0
Interest capitalised	2.1	0.7	1.9				0.9		5.6
Transfer from intangible fixed assets	8.1	5.8	1.7						15.6
Transfer to fixed asset investment				(9.1)				(0.1)	(9.2)
Transfer to interests in joint ventures			(60.5)				(50.0)		(110.5)
Disposals				(0.3)		(6.4)		(12.7)	(19.4)
At 31 December 1999	**436.1**	**27.3**	**201.9**	**0.4**	**0.4**	**26.9**	**29.1**	**7.3**	**729.4**
Amortisation and depreciation									
At 1 January 1999 (restated)*	255.0	0.1	13.0	5.1	0.4	32.4		4.2	310.2
Exchange movements	6.4		0.4	0.4		0.7			7.9
Charge for the year	29.1	0.1	6.9	0.5		0.2		1.2	38.0
Transfer to fixed asset investment				(5.6)				(0.1)	(5.7)
Disposals						(6.4)		(0.3)	(6.7)
Impairment write-down		14.3							14.3
At 31 December 1999	**290.5**	**14.5**	**20.3**	**0.4**	**0.4**	**26.9**	**—**	**5.0**	**358.0**
Net book value									
At 31 December 1999	**145.6**	**12.8**	**181.6**	**—**	**—**	**—**	**29.1**	**2.3**	**371.4**
At 31 December 1998 (restated)	142.3	8.7	211.9	4.0	—	—	44.1	2.9	413.9

* Opening balances at 1 January 1999 have been restated to reflect decommissioning assets (£2.0 million – UK) and accumulated amortisation (£1.0 million – UK) due to the implementation of FRS 12 'Provisions, Contingent Liabilities and Contingent Assets' for the first time in 1999.

** Additions are net of farm-out receipts.

† Other fixed assets comprise short leasehold property, which cost £0.5 million and accumulated depreciation £0.3 million, office equipment and motor vehicles.

10. Investments

	Fixed asset investments		Subsidiary undertakings £ million	Total £ million
	Listed £ million	Unlisted £ million		
The Group				
Cost				
At 1 January 2001	19.1	0.1		19.2
Acquisition of shares	2.4			2.4
Exchange movement	(1.3)			(1.3)
At 31 December 2001	**20.2**	**0.1**	**—**	**20.3**
Amounts provided				
At 1 January 2001		0.1		0.1
Provision for write-down	8.5			8.5
Net book value				
At 31 December 2001	**11.7**	**—**	**—**	**11.7**

	Fixed asset investments		Subsidiary undertakings	Total
	Listed £m	Unlisted £m	£m	£m
The Group				
Cost				
At 1 January 2000	20.6	0.2		20.8
Disposal of investment		(0.1)		(0.1)
Exchange movement	(1.5)			(1.5)
At 31 December 2000	**19.1**	**0.1**	—	**19.2**
Amounts provided				
At 1 January and 31 December 2000		0.1		0.1
Net book value				
At 31 December 2000	**19.1**	—	—	**19.1**
At 31 December 1999	20.6	0.1	—	20.7

	Fixed asset investments		Subsidiary undertakings	Total
	Listed £m	Unlisted £m	£m	£m
The Group				
Cost				
At 1 January 1999		0.2		0.2
Transfer from tangible and intangible fixed assets	20.3			20.3
Exchange movements	0.3			0.3
At 31 December 1999	**20.6**	**0.2**	—	**20.8**
Amounts provided				
At 1 January and 31 December 1999		0.1		0.1
Net book value				
At 31 December 1999	**20.6**	**0.1**	—	**20.7**
At 31 December 1998	—	0.1	—	0.1

The market value of the listed investments at 31 December 2001 was £8.6 million (2000: £5.5 million, 1999: £6.8 million). The market value of the listed investments at 12 March 2002 was £12.6 million.

Principal subsidiary undertakings of the Company, all of which are 100 per cent. owned as at 31 December 2001, are as follows:

Name of company	Business and area of operation	Country of incorporation or registration
Premier Oil Exploration Ltd*	Exploration, production and development, UK	Scotland
Premier Pict Petroleum Ltd*	Exploration, production and development, UK	Scotland
PCO Trading Ltd*	Oil trading, UK	England & Wales
PCO Finance Ltd	Investment, UK	Jersey
Premier Consolidated Oilfields Finance BV*	Investment and exploration, Europe	Netherlands
Premier Petroleum Myanmar Ltd*	Exploration and development, Myanmar	Hong Kong
Premier Oil Natuna Sea BV*	Exploration, production and development, Indonesia	Netherlands
Premier Oil Australia Pty Ltd*	Holding Company, Australia	Australia
Premier Oil Holdings Ltd	Holding Company, UK	England & Wales

Investments in other entities as at 31 December, 2001 are as follows:

Name of company	Business and area of operation	Classification	Ordinary shares held %	Country of incorporation or registration
Premier-Kufpec Pakistan BV*	Exploration and production, Pakistan	Joint venture	50.0	Netherlands
Anglo Albanian Petroleum Ltd*	Exploration and production, Albania	Joint arrangement	50.0	Jersey
Taninthayi Pipeline Company Ltd*	Pipeline operations, Myanmar	Joint arrangement	26.7	Grand Cayman
Global Resources Ltd*	Production and development, Myanmar	Joint venture	50.0	Labuan
Australian Worldwide Exploration NL†	Exploration and production, Australia, New Zealand and Argentina	Fixed asset investment	22.9	Australia

* Held through subsidiary undertakings.

† Since 31 December 2001, AWE has made a placement of approximately 23 million shares to institutional investors plus 3.4 million shares to existing shareholders reducing Premier's shareholding to 18.6 per cent. of the issued capital of AWE. The investment in AWE is not accounted for as an associate under FRS 9 – 'Associates and Joint Ventures' due to Premier not having significant influence over the operating and financial policies of AWE.

The Group accounts for joint arrangements which are not entities by recording its share of the arrangement's assets, liabilities and cash flows.

In 2001, the Company disposed of a subsidiary undertaking for consideration of £5. The Company realised a loss on disposal but there was no gain or loss to the Group.

In 2000, the Group disposed of its 26.8 per cent. investment in Baker Jardine and Associates Ltd.

In 1999, the Group exchanged an investment in a subsidiary, Premier Petroleum (Australia) Ltd, for an investment in Australian Worldwide Exploration NL.

In 1999, the Group completed the sale of a subsidiary, Premier Oilfields of Trinidad Ltd. The transaction is analysed as follows:

Net assets disposed of:	£ million
Stocks	0.2
Debtors	0.2
Cash and short term deposits	2.0
Creditors	(0.2)
	2.2
Profit on disposal	1.3
	3.5
Satisfied by: cash receivable	3.5

11. Investments in joint ventures

	2001 £ million	2000 £ million	1999 (restated) £ million
Cost			
At 1 January	**98.5**	89.6	57.2
Share of profit/(loss) retained by joint venture	**6.5**	(3.5)	3.2
Reduction of investment arising from sale to Kufpec	**(27.8)**		
Return of capital invested in joint venture			(14.7)
Additional investment in joint venture	**2.1**	3.9	2.2
Transfer from subsidiary undertakings			102.1
Receipt arising from entry into joint venture			(63.9)
Group interest capitalised into joint venture assets		0.9	1.5
Exchange movement	**1.8**	7.6	2.0
At 31 December	**81.1**	98.5	89.6

Under FRS 9 – 'Associates and Joint Ventures' the Group accounts for its 50 per cent. share in Premier-Kufpec Pakistan BV (PKP) and 50 per cent. share of Global Resources Ltd as interests in joint ventures. The remaining 50 per cent. interest in Global Resources Ltd is owned by Petronas International Corporation Ltd.

During 2001, the Group announced that it was unwinding its joint venture, Premier & Shell Pakistan BV (PSP), such that the Group would receive back its original assets along with a 12 per cent. interest in the Bhit field. Simultaneously, a new joint venture was set up between Premier and Kuwait Foreign Petroleum Exploration Company K.S.C. (Kufpec) by Premier selling to Kufpec 50 per cent. of its Pakistan assets (including the 12 per cent. interest in Bhit) in return for cash consideration of $105 million and a 7.89 per cent. working interest in the Kadanwari gas field. This resulted in a £42.2 million profit on disposal which has been recognised as an exceptional item in the accounts.

Premier's share of the net assets of PKP (2000 and 1999: PSP) and Global Resources Ltd at 31 December 2001 was:

	Note	2001 £ million	2000 £ million	1999 (restated) £ million
Fixed assets		**216.3**	226.8	193.2
Current assets				
Stocks		**2.2**	2.5	1.0
Debtors		**26.8**	24.8	2.5
Cash and short term deposits		**12.4**	3.0	3.3
Total current assets		**41.4**	30.3	6.8
Total assets		**257.7**	257.1	200.0
Creditors: amounts falling due within one year		**(28.8)**	(27.0)	(5.2)
Total assets less current liabilities		**228.9**	230.1	194.8
Creditors: amounts falling due after one year		**(103.9)**	(112.3)	(100.2)
Deferred income	14	**(27.2)**	(11.8)	
Provision for liabilities and charges		**(16.7)**	(7.5)	(5.0)
Net assets		**81.1**	98.5	89.6

12. Debtors

	2001 £ million	2000 £ million	1999 (restated) £ million
Trade debtors	**31.3**	42.6	41.5
Other debtors	**52.1**	20.5	5.0
Prepayments	**3.6**	4.8	4.1
Taxation recoverable	**8.4**	8.0	3.6
	95.4	75.9	54.2

Taxation recoverable includes £0.8 million (2000: £0.8 million, 1999: £0.3 million) advance corporation tax which will be relieved against mainstream corporation tax payable after more than one year.

13. Creditors: Amounts falling due within one year

	2001 £ million	2000 £ million	1999 £ million
Trade creditors	**15.7**	25.9	4.5
Corporation tax	**6.0**	0.1	0.6
Other taxes and social security costs	**1.1**	1.0	1.9
Interest payable	**8.4**	11.9	6.4
Other creditors	**2.8**	11.3	8.6
Accruals	**33.6**	53.2	68.5
	67.6	103.4	90.5

Included in trade creditors are amounts which relate to the Group's exploration and development activities, and those of operated joint ventures.

14.(a) Creditors: Amounts falling due after one year including convertible debt

	2001 £ million	2000 £ million	1999 £ million
Loans due after more than one year (note 15)	**356.8**	350.1	326.1
Issue costs	**(1.8)**	(2.5)	(1.1)
	355.0	347.6	325.0
(b) Deferred income			
Indonesia – West Natuna Gas	**4.4**		
	4.4	—	—

In addition, the joint ventures had accumulated deferred income of £27.2 million attributable to the Yetagun field. This deferred income forms part of the net assets of the joint venture, as disclosed under note 11.

15. Borrowings

	2001 £ million	2000 £ million	1999 £ million
Amounts falling due after one year:			
Bank loans	**137.0**	134.2	124.2
US$55 million 7.44% series A guaranteed senior notes due 2005*	**37.7**	36.9	34.2
US$20 million 7.56% series B guaranteed senior notes due 2008*	**13.7**	13.4	12.4
US$55 million 7.56% series C guaranteed senior notes due 2008*	**37.7**	36.9	34.2
US$150 million 7.44% guaranteed senior notes due 2008*	**102.7**	100.7	93.1
8% convertible capital bonds due 2005	**28.0**	28.0	28.0
Total long term borrowings	**356.8**	350.1	326.1
Cash:			
Cash at bank and in hand	**14.5**	4.1	5.0
Short term deposits	**69.9**	23.1	150.4
Total cash	**84.4**	27.2	155.4
Net borrowings	**272.4**	322.9	170.7

* Jointly issued with another Group company and guaranteed by certain subsidiary undertakings.

As at 31 December 2001 US$200 million has been drawn under the US$250 million bank revolving credit facility. The US$55 million 7.56 per cent. series C guaranteed senior notes due 2008 have a range of maturities from 2006 to 2008. The US$150 million 7.44 per cent. guaranteed senior notes due 2008 have a range of maturities from 2004 to 2008.

The terms and conditions for bank loans and the guaranteed senior notes include certain covenants which require early repayment in the event of a breach.

The 8 per cent. convertible capital bonds due in 2005 were issued by a subsidiary undertaking and guaranteed by the Company on a subordinated basis. The bonds are convertible into Ordinary Shares of the Company between 1993 and 2005 and have a conversion price of £1.04, subject to adjustment in the event of capitalisation or rights issue and are redeemable at par on 31 March 2005 at the option of the bondholder. Alternatively the issuing subsidiary undertaking is entitled to require conversion of the bonds from 1 April 1995 until final maturity at par.

In a liquidation, bank loans and the guaranteed senior notes rank pari passu to all creditors of the Group other than the 8 per cent. convertible capital bond which has been issued on a subordinated basis.

	2001 £ million	2000 £ million	1999 £ million
Bank loans analysed by maturity:			
Amounts falling due:			
In more than one year, but not more than two years	**137.0**		49.7
In more than two years, but not more than five years		134.2	74.5
	137.0	134.2	124.2
Other loans analysed by maturity:			
Amounts falling due:			
In more than two years, but not more than five years	**134.8**	105.2	18.6
In five years or more by instalments	**85.0**	110.7	183.3
	219.8	215.9	201.9
Total long term borrowings	**356.8**	350.1	326.1

16. Obligations under leases

	2001 £ million	2000 £ million	1999 £ million
Amounts paid under operating leases:			
Operating lease rentals paid – other operating leases	**5.2**		0.2
	5.2	—	0.2
Annual commitment under non-cancellable operating leases which expire:			
– Within one year	**16.7**		
– In two to five years	**12.9**	2.2	3.4
– Over five years	**15.7**	38.3	
	45.3	40.5	3.4

17. Provision for liabilities and charges

	2001 £ million	2000 £ million	1999 (restated) £ million
Decommissioning costs	**7.6**	6.8	4.9
Warranties	**1.6**		
Deferred petroleum revenue tax	**8.6**	7.0	14.1
Deferred corporation tax	**18.3**	21.8	22.1
Deferred overseas tax	**5.4**	3.7	3.8
	41.5	39.3	44.9

Decommissioning costs	2001 £ million	2000 £ million	1999 £ million
At 1 January	**6.8**	4.9	3.3
Revision arising from change in estimate of future decommissioning costs	**0.1**	1.8	1.3
Unwinding of discount on decommissioning provision	**0.7**	0.5	0.3
Provision release		(0.4)	
	7.6	6.8	4.9

All decommissioning costs in the Group relate to UK oil and gas interests, which are provisionally expected to be incurred between 2002 and 2025. Decommissioning is also provided for in respect of the joint venture in Pakistan.

Warranties	2001 £ million	2000 £ million	1999 £ million
At 1 January			
Charge for year	**1.6**		
	1.6	—	—

The charge represents amounts warranted to Kufpec under the agreement on entering into the joint venture with Premier. These warranties relate to pre-effective date amendments to tax balances that may or may not occur in the future.

Deferred petroleum tax*	2001 £ million	2000 £ million	1999 (restated) £ million
At 1 January	**7.0**	14.1	13.1
Charge for year	**1.6**		1.0
Provision release		(7.1)	
	8.6	7.0	14.1
Deferred corporate taxes•			
At 1 January	**21.8**	22.1	21.9
Charge for year			0.2
Provision release	**(3.5)**	(0.3)	
	18.3	21.8	22.1
Deferred overseas tax•			
At 1 January	**3.7**	3.8	2.6
Charge for year	**1.7**	0.9	1.2
Provision release		(1.0)	
	5.4	3.7	3.8

* The majority of deferred tax balances arise as a result of timing differences in relation to capital allowance deductions.

18. Financial instruments

Short term debtors and creditors have been excluded from the following disclosure, except currency risk disclosures as permitted by FRS 13 – 'Derivatives and Other Financial Instruments: Disclosures'.

Interest rate risk profile of financial liabilities

The interest rate profile of the financial liabilities of the Group as at 31 December 2001 was:

				Fixed rate	
Currency	Fixed rate £ million	Floating rate £ million	Total £ million	Weighted average interest rate %	Weighted average period for which rate is fixed years
Sterling	28.0		28.0	8.0	3.3
US$	191.8	137.0	328.8	7.5	4.3
	219.8	**137.0**	**356.8**	**7.5**	**4.2**

The interest rate profile of the financial liabilities of the Group as at 31 December 2000 was:

				Fixed rate	
Currency	Fixed rate £ million	Floating rate £ million	Total £ million	Weighted average interest rate %	Weighted average period for which rate is fixed years
Sterling	28.0		28.0	8.0	4.3
US$	187.9	134.2	322.1	7.5	5.4
	215.9	**134.2**	**350.1**	**7.5**	**5.2**

The interest rate profile of the financial liabilities of the Group as at 31 December 1999 was:

				Fixed rate	
Currency	Fixed rate £ million	Floating rate £ million	Total £ million	Weighted average interest rate %	Weighted average period for which rate is fixed years
Sterling	28.0		28.0	8.0	5.3
US$	173.9	124.2	298.1	7.9	6.4
	201.9	**124.2**	**326.1**	**7.9**	**6.2**

The floating rate financial liabilities comprise bank borrowings bearing interest at rates set by reference to US$ LIBOR.

Interest rate risk profile of financial assets

The interest rate profile of the financial assets of the Group as at 31 December 2001 was:

Currency	Fixed rate £ million	Floating rate £ million	Interest-free £ million	Total £ million	Fixed rate: Weighted average interest rate %	Fixed rate: Weighted average period for which rate is fixed years
Cash and short term deposits						
Sterling		64.4	1.9	66.3		
US$		5.5	12.5	18.0		
Other			0.1	0.1		
	—	69.9	14.5	84.4	—	—
Investments						
Aus$			11.7	11.7		
Total	—	69.9	26.2	96.1	—	—

The interest rate profile of the financial assets of the Group as at 31 December 2000 was:

Currency	Fixed rate £ million	Floating rate £ million	Interest-free £ million	Total £ million	Fixed rate: Weighted average interest rate %	Fixed rate: Weighted average period for which rate is fixed years
Cash and short term deposits						
Sterling		18.6		18.6		
US$		4.4	4.1	8.5		
Other		0.1		0.1		
	—	23.1	4.1	27.2	—	—
Investments						
Aus$	0.2	—	18.9	19.1	7.0	0.1
Total	0.2	23.1	23.0	46.3	7.0	0.1

The interest rate profile of the financial assets of the Group as at 31 December 1999 was:

Currency	Fixed rate £ million	Floating rate £ million	Interest-free £ million	Total £ million	Fixed rate: Weighted average interest rate %	Fixed rate: Weighted average period for which rate is fixed years
Cash and short term deposits						
Sterling		128.7		128.7		
US$		24.1	1.0	25.1		
Aus$		0.2		0.2		
Other			1.4	1.4		
	—	153.0	2.4	155.4	—	—
Investments						
Sterling			0.1	0.1		
Aus$	3.8		16.9	20.7	7.0	0.3
	3.8	—	17.0	20.8	7.0	0.3
Total	3.8	153.0	19.4	176.2	7.0	0.3

The floating rate cash and short term deposits comprise deposits placed on the money markets for periods ranging from overnight to three months.

Cash of £14.5 million (2000: £4.1 million, 1999: £2.4 million) on which no interest is paid relates to balances available to meet immediate operating payments and are therefore only held for short periods interest-free.

The interest-free investments are equity shares in AWE held as a long term investment. At 31 December 2000, the fixed rate investment comprised of convertible notes held in AWE bearing interest at 7 per cent. pa, redeemable into equity shares upon demand. These were converted into equity shares in 2001.

Currency risk

The table below shows the extent to which the Group has monetary assets and liabilities in currencies other than the functional currency of the operating company involved. These exposures give rise to the net exchange gains and losses recognised in the profit and loss account. At 31 December 2001, these exposures were as follows:

	Net foreign currency monetary assets/(liabilities) in £ million			
Functional currency	**Sterling**	**US$**	**Other**	**Total**
Sterling		(2.5)		(2.5)
US$	(10.5)		(0.1)	(10.6)
	(10.5)	**(2.5)**	**(0.1)**	**(13.1)**

The currency risk attributable to net monetary assets and liabilities at 31 December 2000 was:

	Net foreign currency monetary assets/(liabilities) in £ million			
Functional currency	**Sterling**	**US$**	**Other**	**Total**
Sterling		(4.2)		(4.2)
US$	5.3		1.9	7.2
	5.3	**(4.2)**	**1.9**	**3.0**

The currency risk attributable to net monetary assets and liabilities at 31 December 1999 was:

	Net foreign currency monetary assets/(liabilities) in £ million				
Functional currency	**Sterling**	**US$**	**Aus$**	**Other**	**Total**
Sterling		17.7	0.1		17.8
US$	(17.4)			2.7	(14.7)
	(17.4)	**17.7**	**0.1**	**2.7**	**3.1**

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities other than short term creditors such as trade creditors and accruals are set out in note 15.

Borrowing facilities

The Group has various borrowing facilities available to it. The undrawn committed facilities available are:

	2001 £ million	**2000 £ million**	**1999 £ million**
Expiring within one year			20.0
Expiring in more than one year, but not more than two years	**34.2**		20.0
Expiring in more than two years, but not more than five years		33.6	
	34.2	33.6	40.0

Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of all the Group's financial assets and liabilities:

	2001		2000		1999	
	Carrying amount £ million	Estimated fair value £ million	Carrying amount £ million	Estimated fair value £ million	Carrying amount £ million	Estimated fair value £ million
Long term financial assets						
Fixed asset investments	**11.7**	**11.7**	19.1	5.5	20.7	6.9
Primary financial instruments held or issued to finance the Group's operations						
Cash and short term deposits	**84.4**	**84.4**	27.2	27.2	155.4	155.4
Bank loans	**(137.0)**	**(137.0)**	(134.2)	(134.2)	(124.2)	(124.2)
8% convertible capital bonds	**(28.0)**	**(26.5)**	(28.0)	(23.0)	(28.0)	(28.0)
Guaranteed senior notes	**(191.8)**	**(192.3)**	(187.9)	(186.2)	(173.9)	(173.9)
Derivative financial instruments held or issued to hedge the Group's exposure on expected future sales						
Forward commodity contracts		**2.6**		2.2		(4.6)

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction, other than in a forced or liquidated sale. Where available, market values have been used to determine fair values. The estimated fair values have been determined using market information and appropriate valuation methodologies but are not necessarily indicative of the amounts that the Group could realise in the normal course of business. In the case of the guaranteed senior notes where no market value is readily available, fair value has been determined by discounting the expected cash flows at prevailing interest and exchange rates.

Hedges

	Gains £ million	Losses £ million	Total net gains/ (losses) £ million
2001			
Unrecognised gains on hedges at 31 December 2001	2.6		2.6
of which: gains expected to be recognised in 2002	2.6		2.6
2000			
Gains arising in 2000 that were not recognised in 2000	2.2		2.2
of which: gains expected to be recognised in 2001	2.2		2.2
1999			
Losses arising in 1999 that were not recognised in 1999		(4.6)	(4.6)
Unrecognised losses on hedges at 31 December 1999		(4.6)	(4.6)
of which; losses expected to be recognised in 2000		(4.6)	(4.6)

19. Share capital

	31 December 2001 5p shares	31 December 2001 £	31 December 2000 5p shares	31 December 2000 £	31 December 1999 5p shares	31 December 1999 £
Ordinary Shares						
Authorised	**1,894,043,648**	**94,702,182**	1,894,043,648	94,702,182	1,894,043,648	94,702,182
Called up, issued and fully paid	**1,547,784,814**	**77,389,241**	1,547,119,761	77,355,988	1,547,119,761	77,355,988
Non-Voting Convertible Shares						
Authorised	**36,214,252**	**1,810,713**	36,214,252	1,810,713	36,214,252	1,810,713
Called up, issued and fully paid	**36,214,252**	**1,810,713**	36,214,252	1,810,713	36,214,252	1,810,713

The Company has share option schemes under which options to subscribe for the Company's shares have been granted to certain executives and employees.

During the year 2001 there were no shares issued under the 1985 scheme as no share options were exercised. The following options were outstanding at 31 December 2001 under the 1985 share option scheme:

Exercise date	Expiry date	Ordinary Shares	Option price (pence)
03.01.1995	03.01.2002	1,514,500	28.095
30.03.1996	30.03.2003	630,000	26.190
06.04.1996	06.04.2003	162,750	25.238
27.04.1997	27.04.2004	805,000	28.500
18.10.1997	18.10.2004	942,000	25.500
		4,054,250	

The following options were outstanding at 31 December 2001 under the 1995 share option scheme:

Exercise date	Expiry date	Ordinary Shares	Option price (pence)
24.10.1998	24.10.2005	75,000	27.500
26.04.2001	26.04.2006	974,400	31.750
07.04.2002	07.04.2007	1,029,400	40.000
16.04.2003	16.04.2008	1,649,400	37.250
13.10.2003	13.10.2008	300,000	22.000
06.04.2002	06.04.2009	1,666,666	13.500
06.04.2003	06.04.2009	1,666,667	13.500
06.04.2004	06.04.2009	1,666,667	13.500
27.04.2002	27.04.2009	6,600,000	18.750
29.10.2002	29.10.2009	9,500,000	17.250
20.04.2003	19.04.2010	11,744,000	12.500
18.09.2003	17.09.2010	14,637,404	14.000
15.03.2004	14.03.2011	10,994,985	16.500
26.10.2004	25.10.2011	3,101,636	18.000
		65,606,225	

The following options were outstanding at 31 December 2001 under the Save As You Earn Option Scheme 1999:

Exercise date	Expiry date	Ordinary Shares	Option price (pence)
01.09.2002	01.03.2003	679,411	15.000
01.09.2004	01.03.2005	276,750	15.000
01.06.2003	01.12.2003	826,891	11.200
01.06.2005	01.12.2005	464,060	11.200
01.06.2004	01.12.2004	462,842	14.400
01.06.2006	01.12.2006	609,371	14.400
		3,319,325	

The Company has taken advantage of the exemption in UTIF 17 for Inland Revenue approved SAYE schemes.

Non-Voting Convertible Shares

The rights and restrictions attached to the Non-Voting Convertible Shares are as follows:

Dividend rights:

The rights of the holders of Non-Voting Convertible Shares to receive dividends shall rank pari passu in all respects with the rights of the holders of the Ordinary Shares in relation to dividends.

Winding up or reduction of capital:

On return of capital on a winding up or otherwise (other than on conversion, redemption or purchase of shares) the rights of the holders of the Non-Voting Convertible Shares to participate in the distribution of the assets of the Company available for distribution shall rank pari passu in all respects with the rights of the holders of Ordinary Shares.

Voting rights:

The holders of Non-Voting Convertible Shares shall be entitled to receive notice of, but not to attend, vote or speak at, any General Meeting of the Company.

Conversion:

The Non-Voting Convertible Shares shall be converted into fully paid Ordinary Shares on the basis of one Ordinary Share for every Non-Voting Convertible Share so converted, at the times and manner as follows:

- Upon transfer of Non-Voting Convertible Shares to the Company with duly executed and stamped stock transfer forms in respect of such shares.
- Where any person who is a holder of the Non-Voting Convertible Shares ceases to be a permitted holder (a person to whom a Non-Voting Convertible Share is originally issued and any person of subsidiary undertaking or holding company which holds the Non-Voting Convertible Shares).
- Upon the issue of Ordinary Shares by the Company pursuant to the exercise of share options under any of the Premier share option schemes.
- Effective 1 October 2001, each holder of Non-Voting Convertible Shares has the right to require the Company to convert some or all of its Convertible Shares into Ordinary Shares.
- As at 12 March 2002, the holders of Non-Voting Convertible Shares were entitled to convert 959,424 Convertible Shares into Ordinary Shares following the issue of Ordinary Shares by the Company.

20. Reserves

	Share premium account £ million	Capital reserve £ million	Merger reserve £ million	Profit and loss account £ million
At 1 January 2001	137.9	14.5	68.2	(9.3)
Shares issued	0.1			
Exchange difference†				0.7
Retained profit for the year				20.3
At 31 December 2001	**138.0**	**14.5**	**68.2**	**11.7**

† Exchange difference is on translation of net assets of operations accounted for in foreign branches and countries and includes exchange differences on foreign currency loans that relate to investments in operations accounted for in foreign currencies.

	Share premium account £ million	Capital reserve £ million	Merger reserve £ million	Profit and loss account £ million
At 1 January 2000	137.9	14.5	68.2	8.8
Prior year adjustment*				(32.8)
At 1 January 2000 (restated)	137.9	14.5	68.2	(24.0)
Exchange difference†				8.6
Retained profit for the year				6.1
At 31 December 2000	**137.9**	**14.5**	**68.2**	**(9.3)**

* If FRS 19 'Deferred Tax' had not been applied in 2000 Group reserves at 31 December 2000 would have been higher by £22.4 million.

† Exchange difference is on translation of net assets of operations accounted for in foreign branches and countries and includes exchange differences on foreign currency loans that relate to investments in operations accounted for in foreign currencies.

	Share premium account £ million	Capital reserve £ million	Merger reserve £ million	Profit and loss account £ million
At 1 January 1999	31.7	14.5	68.2	26.2
Prior year adjustment*				1.9
At 1 January 1999 (restated)	31.7	14.5	68.2	28.1
Exchange difference†				8.4
Shares issued	106.2			
Retained loss for the year				(27.7)
At 31 December 1999	**137.9**	**14.5**	**68.2**	**8.8**

* Under Financial Reporting Standard 12 (Provisions, Contingent Liabilities and Contingent Assets) ('FRS 12'), the discounted cost of decommissioning the Group's oil and gas production facilities is recognised as an asset and liability where there is an obligation for site restoration at the end of the life of the field. Previously, the provision for decommissioning costs was built up over the life of the field. Prior period figures have been adjusted to conform to the current period's presentation. The implementation of FRS 12 has the effect of increasing the opening profit and loss account by £1.9 million. As a result of implementing FRS 12 in 1999, the current year profit is £0.7 million higher than it would otherwise have been under the previous policy.

† Exchange difference is on translation of net assets of operations accounted for in foreign branches and countries and includes exchange differences on foreign currency loans that relate to investments in operations accounted for in foreign currencies.

21. Group consolidated cash flow statement analysis

(a) Reconciliation of operating profit to net cash flow from operating activities

	2001 £ million	2000 £ million	1999 £ million
Operating profit/(loss)	**20.6**	28.9	(9.0)
Amortisation	**44.2**	32.5	38.0
Asset write-down	**42.0**		14.3
Exchange translation difference	**0.4**	(2.4)	(0.8)
Decrease/(increase) in stocks	**4.1**	(9.8)	(2.2)
(Increase)/decrease in debtors	**(4.3)**	(21.0)	1.0
Increase/(decrease) in creditors	**4.1**	13.8	(9.6)
Net cash inflow from operating activities	**111.1**	42.0	31.7

(b) Reconciliation of net cash flow to movement in net debt

	2001 £ million	2000 £ million	1999 £ million
Increase/(decrease) in cash in the period	**12.1**	(5.8)	(16.1)
Cash outflow/(inflow) from movement in liquid resources	**46.7**	(127.3)	144.8
Change in net debt resulting from cash flows	**58.8**	(133.1)	128.7
Short term deposits disposed with subsidiary			(2.0)
Exchange translation difference	**(8.3)**	(19.1)	(8.7)
Decrease/(increase) in net debt in the period	**50.5**	(152.2)	118.0
Opening net debt	**(322.9)**	(170.7)	(288.7)
Closing net debt	**(272.4)**	(322.9)	(170.7)

(c) Analysis of net debt

	At 1 January 2001 £ million	Cash flow £ million	Exchange movements £ million	At 31 December 2001 £ million
Cash in hand and at bank	**4.1**	**12.1**	**(1.7)**	**14.5**
Debt due after one year	**(350.1)**		**(6.7)**	**(356.8)**
Short term deposits	**23.1**	**46.7**	**0.1**	**69.9**
Total net debt	**(322.9)**	**58.8**	**(8.3)**	**(272.4)**

	At 1 January 2000 £ million	Cash flow £ million	Exchange movements £ million	At 31 December 2000 £ million
Cash in hand and at bank	5.0	(5.8)	4.9	4.1
Debt due after one year	(326.1)		(24.0)	(350.1)
Short term deposits	150.4	(127.3)		23.1
Total net debt	(170.7)	(133.1)	(19.1)	(322.9)

	At 1 January 1999 £ million	Cash flow £ million	Disposal £ million	Exchange movements £ million	At 31 December 1999 £ million
Cash in hand and at bank	20.6	(16.1)		0.5	5.0
Debt due after one year	(316.9)			(9.2)	(326.1)
Short term deposits	7.6	144.8	(2.0)		150.4
Total net debt	(288.7)	128.7	(2.0)	(8.7)	(170.7)

22. Capital commitments and guarantees

At 31 December 2001 the Group had capital commitments on exploration and development licences totalling £1.4 million (2000: £9.7 million, 1999: £119.9 million), £0.1 million as retainer fees for its alliance partners (2000: £0.2 million, 1999: £0.1 million), performance guarantees £0.2 million (2000: £0.4 million, 1999: £nil) and customs guarantees £0.2 million (2000: £0.2 million, 1999: £nil).

As at 31 December 2001 the Group's share of joint venture capital commitments totalled £13.2 million (2000: £24.4 million, 1999: £4.9 million), no performance guarantees (2000: £nil, 1999: £0.1 million) and customs guarantees £9.6 million (2000: £22.5 million, 1999: £0.9 million).

At 31 December 2001 the Company had no capital commitments other than the retainer fees £0.1 million (2000: £0.2 million, 1999: £0.1 million), performance guarantees £0.2 million (2000: £0.4 million, 1999: £nil) and customs guarantees £0.2 million (2000: £0.2 million, 1999: £nil). The Company also has guarantees for the convertible capital 8% bond as detailed in note 15.

23. Group pension schemes

The Group operates a defined benefit pension scheme in the UK – The Premier Consolidated Oilfields plc Retirement and Death Benefits Plan. The Scheme was closed to new members (aside from the provision of insured death in service benefits) in 1997 and a new scheme, being a defined contribution scheme, was started. All schemes are funded by the payment of contributions to separately administered trust funds. Current service costs will increase as the members approach retirement.

The pension costs for the Scheme are determined with the advice of an independent qualified actuary. The last formal valuation was undertaken as at 1 January 2001 using the attained age method and market related funding assumptions. The market value of the Scheme assets was £8.9 million. On the method and the assumptions adopted at the time, the assets covered 98 per cent. of the members' accrued benefits based on projected pensionable salaries. The employer's contribution rate to the Scheme was increased from 20.5 per cent. to 22.3 per cent. of pensionable salaries with effect from 1 November 2001. Based upon the method and assumptions adopted for the valuation, this was projected to eliminate the deficit over the expected future working lifetime of the Scheme's active membership. The ratio of the Scheme's assets to its liabilities under the Minimum Funding Requirement (MFR) was 98 per cent.

The principal financial assumptions adopted for this actuarial valuation were:

Rate of investment return	6.5% pa
Rate of salary increases	4.8% pa
Rate of pension increases	2.8% pa

The following figures have been prepared in compliance with the transitional provisions of FRS 17 – 'Retirement Benefits' by a qualified independent actuary on the basis of the membership data current as at 31 December 2001.

Major assumptions used at 31 December 2001:

Discount rate	5.8% pa
Salary growth	4.5% pa
Price inflation	2.5% pa
Increases to pensions in payment	2.5% pa

Market value of the Scheme's assets at 31 December 2001:

	Expected rate of return	**Assets £ million**
Equities	7.2% pa	4.2
Bonds	5.2% pa	3.7
Cash	4.0% pa	—

Value of the Scheme's assets and liabilities at 31 December 2001:

	Assets £ million
Total value of Scheme assets	7.9
Present value of Scheme liabilities	10.4
Deficit in the Scheme	(2.5)

The actuarial assessment of the Scheme's funded status under FRS 17 effectively excludes any possibility of future investment gains relative to the returns currently available on corporate bonds; in particular, no allowance is made for 'equity outperformance'. In practice, the Scheme invests in both equities and bonds and the future funding of the Scheme will continue to have regard to the statutory obligations in respect of the MFR and to conventional funding assessments. In respect of the latter, the Scheme actuary has confirmed his opinion that the shortfall of assets below liabilities on the Scheme's funding basis as at year-end 2001 was some £950,000.

Total payments made to date in respect of these unfunded pension contributions, including those made during 2001, were £672,884. At 31 December 2001, the remaining obligation for accrued benefits in respect of unfunded pensions are estimated to be £1.4 million.

24. *Other related party transactions*

During the year the Group entered into transactions with other related parties. These transactions arise in the ordinary course of business and mainly comprise the advancement of funds to meet the obligations of common interests in oil and gas joint ventures. Transactions during the year and balances outstanding at 31 December are as follows:

	Ownership of the Company's ordinary voting shares %	Funds advanced to related party £ million	Funds received from related party £ million	Net payable to related party £ million
Related party				
Amerada Hess Ltd				
2001	25.0	23.2		1.5
2000	25.0	18.3	26.9	2.0
1999	25.0	18.9	15.6	1.7
Petronas International Corporation Ltd				
2001	25.0			
2000	25.0			
1999	25.0			

The Group has contracted for Amerada Hess to market the Group's crude oil sales from the Fife area fields for which Amerada Hess charge a marketing fee. During the year to 31 December 2001, Amerada Hess charged total fees of £20,315 (2000: £28,713, 1999: £27,235).

During 2001, the Group sold a 40 per cent. interest in the Ujung Pangkah field to Amerada Hess Ltd for $30 million. The proceeds from the sale have been received since the end of the financial year.

25. Post balance sheet events

On 23 January 2001, the Group converted 624,032 convertible notes held as a fixed asset investment into ordinary shares in Australian Worldwide Exploration NL ('AWE') thus increasing the Group's interest in the ordinary share capital of AWE to 23.4 per cent. (22.9 per cent. at year-end).

On 13 January 2000, the Group converted 9,000,000 convertible notes held as a fixed asset investment into ordinary shares in Australian Worldwide Exploration NL ('AWE') thus increasing the Group's interest in the ordinary share capital of AWE to 19.9 per cent. (14.9 per cent. at year end).

Section 3: **The reported interim accounts for the Premier Group for the six months ended 30 June 2002**

Set out below is the full text of the announcement made on 16 September 2002 of the published interim accounts of the Premier Group for the six months ended 30 June 2002.

Highlights

Strengthening finances

- Turnover up 22 per cent. to £115.2 million (2001: £94.5 million) reflecting higher production
- Pre-tax profits increased 46 per cent. to £36.1 million (2001: £24.8 million)
- Reported profit after tax 23 per cent. higher at £15.3 million (2001: £12.4 million)
- Increase in pro forma(1) net profit of 17 per cent. to £20.7 million (2001: £17.7 million)
- Operating cash flow, including joint ventures, higher by 29 per cent. at £79.8 million (2001: £62.1 million)
- Net debt reduced by £64.8 million over the period to £314.5 million

Operational success

- Production up 42 per cent. at 50.2 mboepd (2001: 35.3 mboepd) – at top end of target range of 45-50 mboepd
- Higher gas deliveries from operated gas projects in South East Asia
- Yetagun capacity upgrade to 260 mmscfd completed ahead of schedule
- Top quartile safety performance on operated facilities

Commercial and exploration

- Zamzama gas sales agreement signed in March
- Additional 5 per cent. interest in UK Kyle field acquired for £3.4 million
- Agreements reached for new prospective exploration acreage in UK, India and Gabon

(1) The pro forma results include the deferred profits attributable to gas not taken under the take-or-pay provisions of gas sales agreements in Myanmar and Indonesia of £5.4 million (2001: £5.3 million), which cannot be included in profits under UK GAAP. This information is provided to enable investors to evaluate better the company's underlying financial performance.

Chairman's statement

I am pleased to report that the first half of 2002 has seen further progress towards our goals of improved financial and operational performance.

Production in the period averaged 50,200 barrels of oil equivalent per day (boepd), up by 23 per cent. from the average for 2001. Oil prices have remained strong at over $23 per barrel. As a consequence profits in the first half have risen for the third financial year in succession.

Financial results

Profits after tax for the period were up by 23 per cent. at £15.3 million (2001: £12.4 million). Proforma profits after tax, including net profits associated with take-or-pay receivables under gas contracts, were 17 per cent. higher at £20.7 million. These increases reflect the rise in the level of production due to the build-up of South East Asian gas deliveries, together with reduced unit costs and interest charges. However, profits after tax were adversely effected – by £3.6 million – due to the Chancellor's Budget changes to UK oil and gas taxes announced earlier this year.

Net debt (including project debt) continued to fall as targeted, ending the six month period down by £64.8 million at £314.5 million, reflecting higher cash flow and disposal proceeds.

Production and development operations

Our production target for 2002, announced in March this year, is at a level of 45-50,000 boepd which is sustainable going forward. The first half performance is at the upper end of this range, and we remain confident of achieving the target for the year as a whole.

In the UK production volumes were up on the prior year, notwithstanding a curtailment on the Kyle field due to pipeline problems which have now been resolved.

Production from Indonesia became Premier's second largest source behind the UK, representing 35 per cent. of group production. There has been a substantial increase of over 80 per cent. in our Indonesian volumes, which are also ahead of budget. High gas deliveries from our operated West Natuna gas facilities mainly account for the increase. Development work in preparation for a second sale of gas to Malaysia has progressed well.

In Myanmar production from the operated Yetagun field is now averaging close to 200 million standard cubic feet per day (mmscfd) in line with the daily contract quantity (DCQ). The capacity upgrades to the facilities to allow for the contracted increase to 260 mmscfd from the fourth quarter have been successfully advanced. In Pakistan, development work continues on the Bhit and Zamzama fields, which are on-track for their planned start-up dates.

The group's safety performance for the first half of 2002 has again improved. From the 48 per cent. reduction in significant accidents achieved during 2001 we have so far achieved a further 10 per cent. reduction this year while increasing the number of manhours worked for the period from 2.5 to 3.5 million. This year has also seen outstanding examples of business unit safety performance, with Myanmar achieving two years of continuous offshore operations without a significant accident in April, and Indonesia achieving one year free of significant accident in June.

We have now received safety performance data for the global oil and gas industry which puts Premier into the upper quartile for the industry out of a peer group of 41 companies.

Commercial

The gas sales agreement for the second tranche of reserves from the Zamzama gas field in Pakistan was signed in March. The second sale of gas from West Natuna block A in Indonesia to Malaysia is progressing and agreement is targeted for signature by year end.

The purchase of an additional 5 per cent. interest in the Kyle field was completed in June for £3.4 million. This has increased Premier's interest to 40 per cent.

Exploration

Two wildcat wells were drilled on Zarghun North in Pakistan and offshore Guinea Bissau. Despite testing the Zarghun well was not successful.

The Guinea Bissau well provided encouragement in that live oil shows were found in a secondary horizon. However the main target reservoir was not penetrated for technical reasons. Following further seismic work, a drilling program is planned for 2003.

In the Dumbar gas block in South West Pakistan the Benir-2 and Zirkani-1 wells will be drilled. The first of these started in late June. Two oil targets will be drilled at the beginning of the fourth quarter on Indonesian block A – on the Kuda Nil and Binturong prospects.

An interest has recently been acquired in UKCS block 204/16. A well was spudded in early September with the objective of proving up an extension to the Marjun-1 discovery in the neighbouring Faroes block. In West Africa agreement has been reached to farm-in to the offshore Phenix block and in North East India farm-ins have been agreed on the Jaipur and Cachar blocks, subject to government approval.

Board

In June Tan Sri Dato' Mohd Hassan Marican resigned from the Board due to his commitments as President and Chief Executive of Petronas. His place was taken by Mohammed Medan Abdullah, a lawyer and senior executive of Petronas.

Outlook

In March I wrote to you that we were in specific discussions with our alliance partners – Petronas and Amerada Hess – to find the best way forward for all Premier's shareholders.

I am happy to report that good progress has been made with our restructuring discussions. We have reached commercial agreement in principle on the material terms of a restructuring of the company. The legal documentation is being put in place to reflect this. We expect to make a further announcement shortly.*

Sir David John KCMG

* Since the date of this report, we have now reached agreement with Amerada Hess and Petronas on the restructuring of the company – this was the subject of an announcement made on 16 September 2002.

Financial and operations review

Profit and loss account

Profit after tax for the half year to 30 June 2002 amounted to £15.3 million, compared with £12.4 million in the first half of 2001. Net profits associated with take-or-pay receivables for the period under gas sales arrangements in Myanmar and Indonesia amounted to £5.4 million (2001: £5.3 million) – these profits have been deferred as in previous results. Proforma total reported and deferred net profits for the half year amounted to £20.7 million (2001: £17.7 million) – Premier believes that this proforma total is a better measure of the group's underlying profitability than the statutory reported net profit.

Group production, on a working interest basis, was significantly higher by 42 per cent. at 50,200 boepd (2001: 35,300 boepd). The increase reflected higher volumes in each country, in particular in Indonesia. The average Brent oil price in the period was, however, lower by $2.22 per barrel (bbl) at $23.07/bbl (2001: $25.29/bbl). Hedging activities had minimal impact in the period – the group had oil price hedges in place at a Brent price floor of $20/bbl with caps at approximately $30/bbl. Realised gas prices increased by $1.00 per thousand cubic feet (mcf) to $3.19/mcf. As a result turnover increased by £20.7 million to £115.2 million.

Cost of sales increased from £35.9 million to £47.4 million reflecting higher production partly offset by cost reductions. Including the joint ventures in Myanmar and Pakistan, total cost of sales increased to £59.0 million. However the underlying group unit operating cost at £3.29 per barrel of oil equivalent (boe), was down 17 per cent. from 2001. Underlying group amortisation also decreased by 8 per cent. at £3.03/boe reflecting lower amortisation in the UK following the FRS 11 writedown in the annual results for 2001, and a higher proportion of low cost production from Asia.

Administrative costs fell by £0.7 million to £3.5 million – a decrease of nearly 17 per cent. – as the group continued its efforts to reduce overhead expenses. Operating profits, including joint ventures, rose by £8.1 million to £52.7 million largely due to the increased contribution from higher production in the joint ventures.

Net interest expenses of £15.8 million were significantly down from £21.3 million in the corresponding period, as debt levels have been reduced from their peak last year. Realised exchange losses of £0.8 million (2001: gain £1.5 million) were incurred, as the US dollar weakened against sterling.

The taxation charge was substantially higher at £20.8 million – an increase of £8.4 million – reflecting higher pre-tax profits and the adverse changes to UK corporation tax on ring fence profits announced in the Chancellor's Budget earlier this year. These changes have increased Premier's tax charge by £3.6 million in the first half of the year, mainly reflected in a one-off adjustment in the deferred tax charge to account for the higher tax rate of 40 per cent. effective from April this year.

Cash flow

Net cash flow from operating activities, which excludes the joint ventures, amounted to £62.5 million – up from £35.7 million in 2001. Including joint ventures this increased to £79.8 million (2001: £62.1 million). After interest and taxes are deducted, cash flow (including joint ventures) amounted to £61.9 million, an increase of £25.0 million over the prior year period.

Capital expenditure in the half year was £25.1 million, or £36.8 million including joint ventures (2001: £36.7 million). This latter amount is analysed as to £15.4 million (2001: £24.6 million) on field development, £16.8 million (2001: £7.8 million) on exploration and appraisal, with other expenditure of £4.6 million. The decrease in expenditure on field developments reflects the completion of the West Natuna gas project and the Kyle field development. At the same time Premier has been increasing its focus on exploration related activities.

Capital expenditure was offset by proceeds of £21.2 million from portfolio management undertaken in 2001.

Net debt

Net debt, including balances in joint ventures, has continued to fall due to rising net cash flow together with the proceeds of 2001 portfolio management received this year, and stood at £314.5 million at 30 June 2002 (31 December 2001: £379.3 million). Bank debt of £131.6 million has been classified as short term debt as the bank facility matures on 30 June 2003 – plans for refinancing this are being advanced. Gearing, defined as net debt (including joint venture balances) divided by net assets, was down from 122 per cent. at the end of last year at a level of 98 per cent.

Group production

Average working interest production for the six month period amounted to 50,200 boepd, an increase of 14,900 boepd on the corresponding period. The major contributions to the rise were increased volumes from the West Natuna project

and the Yetagun field, where the build-up to daily contractual quantities of gas deliveries has continued. Production comprised 43 per cent. liquids and 57 per cent. gas, a higher gas proportion than previously, reflecting the continuing build-up of South East Asian gas production.

Exploration and appraisal

During the half year Premier drilled three wells – two in Pakistan and one offshore Guinea Bissau. One well in Pakistan is still drilling ahead – the Benir-2 well in the Dumbar block – whilst the other two were not successful in establishing commercial levels of reserves. In the last year or so, efforts have been directed towards generating new prospects to drill in existing areas of activity, along with selectively acquiring attractive new areas for exploration. This effort has lead to the new acreage secured in Guinea Bissau, together with new concessions being acquired in the UK, Gabon and India, the details of which were separately announced on 16 September 2002.

Europe

Production in the UK amounted to 18,000 boepd representing 36 per cent. of group production, compared to 48 per cent. in the same period last year. The volume represents an increase of some 6 per cent. on last year's level, and is at a peak in 2002 compared with recent years.

The Wytch Farm oil field produced 57,800 boepd (Premier share 7,200 boepd), down only 8 per cent. on the corresponding period last year reflecting the continued success of the infill drilling of multilateral sidetracks in maintaining production levels.

Premier's net production from Kyle was 4,500 boepd, up 25 per cent. on the same period last year during which the field came onstream. Although the field was in production for a full half year, oil production rates were curtailed by a blockage in the gas export pipeline from early April. Full production was restored by mid July at which point the fourth development well, 29/2c – 15, also came onstream at rates in line with expectations. Gross field rates are currently 16,500 barrels of oil per day and 20 mmscfd of gas. In June Premier acquired an additional 5 per cent. equity in the field from Roc Oil, taking our interest to 40 per cent., effective from the beginning of this year.

In the Fife area, Premier's net production amounted to 4,000 boepd from the Fife, Fergus, Flora and Angus fields. This is up 18 per cent. on the corresponding period last year due to a successful infill well on Fife and new production from Angus, which came onstream again late last year following re-development.

On the exploration front, in July Premier concluded a farm-in agreement with British Gas to earn up to 20.8 per cent. equity in UKCS block 204/16 by carrying their costs in a well to appraise the extension of the adjacent Faroes block 6004/16-1z Marjun-1 discovery. The appraisal well has recently been spudded.

In Albania, following commercial negotiations Premier and its partners have decided to commit to the first phase of a new development scheme. This phase involves the drilling of 20 new wells and the construction of related production facilities. First production from these wells is expected in January 2003 and the results of these wells will be analysed in late 2003, prior to making any further commitment to expanding the project. The majority of Premier's costs in respect of this first phase are carried by a partner in the project.

Pakistan

Premier's interests in Pakistan are held through its 50 per cent. interest in joint venture company Premier-Kufpec Pakistan BV. Production net to Premier in the half year amounted to 5,500 boepd, an increase of 34 per cent. on the corresponding period as reported last year, primarily reflecting the restructuring of our interests in 2001. In addition, production from Premier's three producing fields exceeded expectations due to increased demand for gas from the gas buyer.

The Qadirpur field expansion project continued and is scheduled to increase gross volumes of processed gas to 400 mmscfd next year. Development of the Bhit field continued on schedule and under budget. Production start-up is expected at the end of 2002. Zamzama extended well test gas production continued at an average 93 mmscfd, well above the contracted volumes of 70 mmscfd. Meanwhile development work to expand the Zamzama plant to a capacity of 350 mmscfd has begun following approval of the project by the Government of Pakistan obtained in March 2002. The expansion will be completed next year and the field is contracted to supply 320 mmscfd of gas by September 2003.

Exploration drilling was completed at Zarghun North during the first half of the year, and the well was plugged and abandoned in June. However discussions have commenced with potential buyers of gas from the Zarghun South gas discovery. Drilling also commenced in the Dumbar licence, in the Kirthar National Park area, with the Benir-2 well. This is the first of three planned wells on a series of attractive gas prospects to be drilled this year and next.

Myanmar

During the first half of 2002, gross production from the Premier operated Yetagun gas field has been ahead of budget, averaging 159 mmscfd of gas and 4,800 barrels per day of condensate. Net Premier production for the period amounted to 9,100 boepd, compared with 6,300 boepd in the first six months of 2001. Under the terms of the gas sales agreement, gas buyer PTT is obligated to pay Premier and its partners for any shortfall in gas taken versus the DCQ specified in the contract. In 2001 Premier received its share of the take-or-pay payment due in respect of 2000 amounting to $19.3 million. The payment due in respect of 2001, amounting to $22.7 million net to Premier, has not yet been paid.

However PTT has recently commenced periodically taking the full DCQ of 200 mmscfd. The DCQ is scheduled to increase to 260 mmscfd from October this year and the Yetagun capacity upgrade project to achieve this increased production is on schedule and under budget. During the period a further two condensate liftings were successfully made from the floating storage and offtake vessel, giving a gross total of 2.3 million barrels lifted since commencement of production from Yetagun.

Health, safety and environmental management performance has been excellent, enabling operations to proceed in full compliance with our rigorous performance standards, highlighted by the achievement of two years of continuous offshore operations without a significant accident. At the same time efforts are continuing successfully to reduce operating costs and increase efficiency.

Front-end engineering and design work to increase the capacity of the Yetagun facilities to 400 mmscfd of gas and 11,500 barrels of condensate by April 2004, in accordance with the terms of the gas sales contract, was completed in June 2002. Detailed engineering work and procurement of long-lead items have now commenced.

Indonesia

The first six months of 2002 have seen increased deliveries of gas to Singapore by the West Natuna gas project, which have been ahead of budget. Overall net production for the half year averaged 17,500 boepd – up by 9,600 boepd from the corresponding period in 2001 – mainly due to high volumes from the Premier operated block A Anoa gas export facilities. The facilities have been operated with an excellent health, safety and environmental record. One year of continuous operation was achieved in June without a significant accident. At the same time, efforts are continuing successfully to reduce operating costs and increase operational efficiency.

Engineering work on the development of additional gas reserves discovered on block A has continued in the half year and capital cost reductions in the project have been identified. Negotiations for the sale of gas to Petronas are ongoing.

During the period the sale of the Pangkah production sharing contract to Amerada Hess for $30 million was completed, following receipt of the necessary approvals from the Indonesian authorities.

Exploration and appraisal activity has been focussed on interpreting the seismic information acquired in 2001 on the eastern part of block A referred to as Area IV. Promising oil prospects have been identified and two wells on Area IV – Kuda Nil and Binturong – are planned for the fourth quarter of 2002.

Consolidated profit and loss account

	Six months to 30 June 2002 £ million	Six months to 30 June 2001 £ million	Year to 31 December 2001 £ million
Turnover			
Group and share of joint ventures	115.2	94.5	213.8
Less: share of joint ventures' turnover	(28.3)	(19.2)	(47.0)
Group turnover	86.9	75.3	166.8
Cost of sales	(47.4)	(35.9)	(97.1)
Exceptional provision for oil and gas assets	—	—	(42.0)
Gross profit	39.5	39.4	27.7
Administrative costs	(3.5)	(4.2)	(7.1)
Group operating profit	36.0	35.2	20.6
Share of operating profit in joint ventures	16.7	9.4	26.0
Total operating profit: Group and share of joint ventures	52.7	44.6	46.6
Profit on sale of investment	—	—	42.2
Net interest payable:			
Group	(9.6)	(14.5)	(26.7)
Joint ventures	(6.2)	(6.8)	(13.0)
Exchange (losses)/gains*	(0.8)	1.5	0.5
Profit on ordinary activities before tax	36.1	24.8	49.6
Tax:			
Group	(15.8)	(9.7)	(22.8)
Joint ventures	(5.0)	(2.7)	(6.5)
Profit after tax	15.3	12.4	20.3
Earnings per share (pence) – basic and diluted	0.97	0.78	1.28

* Exchange (losses)/gains relate wholly to the group

Consolidated statement of total recognised gains and losses

	Six months to 30 June 2002 £ million	Six months to 30 June 2001 £ million	Year to 31 December 2001 £ million
Net profit for the period excluding share of profits of joint ventures	9.8	12.5	13.8
Share of joint ventures' profits/(losses) for the period	5.5	(0.1)	6.5
Net profit for the period attributable to members of the parent company	15.3	12.4	20.3
Exchange difference on retranslation of net assets of subsidiary undertakings	(7.2)	14.1	1.2
Exchange difference on retranslation of net assets of joint ventures	(0.2)	(0.4)	(0.5)
Total recognised gains relating to the period	7.9	26.1	21.0

Consolidated balance sheet

	At 30 June 2002 £ million	At 30 June 2001 £ million	At 31 December 2001 £ million
Fixed assets			
Intangible assets	42.9	53.6	30.4
Tangible assets	439.5	516.0	464.3
Investments	12.6	20.7	11.7
Investments in joint ventures:			
Share of gross assets	268.4	289.0	257.7
Share of gross liabilities	(177.1)	(183.2)	(176.6)
Total fixed assets	586.3	696.1	587.5
Current assets			
Stocks	14.1	26.0	12.8
Debtors, including amounts due after one year	63.1	49.8	95.4
Cash and short term deposits	125.6	35.6	84.4
Total current assets	202.8	111.4	192.6
Creditors: amounts falling due within one year	(197.5)	(64.1)	(67.6)
Net current assets	5.3	47.3	125.0
Total assets less current liabilities	591.6	743.4	712.5
Creditors: amounts falling due after one year including convertible debt	(211.5)	(391.1)	(355.0)
Deferred income	(12.8)	—	(4.4)
Provision for liabilities and charges	(47.3)	(35.7)	(41.5)
Net assets	320.0	316.6	311.6
Capital and reserves			
Share capital	79.3	79.2	79.2
Share premium account	138.4	137.9	138.0
Capital reserve	14.5	14.5	14.5
Merger reserve	68.2	68.2	68.2
Profit and loss account	19.6	16.8	11.7
Total equity shareholders' funds	320.0	316.6	311.6

Consolidated cash flow statement

	Six months to 30 June 2002 £ million	Six months to 30 June 2001 £ million	Year to 31 December 2001 £ million
Net cash flow from operating activities	62.5	35.7	111.1
Returns on investment and servicing of finance			
Interest received	1.8	0.6	1.5
Interest paid	(11.2)	(15.1)	(31.2)
	(9.4)	(14.5)	(29.7)
Taxation			
UK corporation tax paid	—	—	(6.2)
UK petroleum revenue tax paid	(3.2)	(9.5)	(15.5)
Overseas tax paid	(3.7)	(1.3)	(1.3)
	(6.9)	(10.8)	(23.0)
Capital expenditure			
Payments to acquire fixed assets	(25.1)	(24.1)	(60.9)
Receipt from sale of fixed assets	21.2	—	—
Increase shareholding in listed investment	—	(2.4)	(2.4)
Investment of funds recoverable from joint venture	—	—	(7.1)
Investment of funds in joint venture	(8.1)	(1.9)	(2.2)
	(12.0)	(28.4)	(72.6)
Acquisitions and disposals			
Receipt arising from establishment of new joint venture	6.8	—	72.9
	6.8	—	72.9
Management of liquid resources*			
Net change in deposits	(32.6)	(4.3)	(46.7)
	(32.6)	(4.3)	(46.7)
Financing			
Issue of ordinary share capital	0.4	—	0.1
Share issue costs paid	—	24.6	—
Net cash inflow from financing	0.4	24.6	0.1
Increase in cash	8.8	2.3	12.1

* The group includes as liquid resources, term deposits of less than one year and government securities. Cash flows for the six months to 30 June 2002 exclude the cash flows of the joint ventures in accordance with FRS 9 'Associates and Joint Ventures'.

Notes

1. Geographical analysis

	Six months to 30 June 2002 £ million	Six months to 30 June 2001 £ million	Year to 31 December 2001 £ million
Group turnover by origin and destination			
UK	45.1	54.3	109.8
Indonesia (destination Singapore)	41.8	21.0	57.0
Total group turnover	86.9	75.3	166.8
Joint venture turnover by origin and destination			
Pakistan	9.5	7.3	18.8
Myanmar (destination Thailand)	18.8	11.9	28.2
Total joint venture turnover	28.3	19.2	47.0
Group operating profit/(loss) before tax			
UK	10.0	24.9	39.1
Albania	—	(0.1)	(0.1)
Australia	—	(0.2)	(0.2)
Indonesia	26.2	10.7	23.8
Other overseas	(0.2)	(0.1)	—
	36.0	35.2	62.6
Exceptional provision for oil and gas assets and investment			
UK	—	—	(12.1)
Albania	—	—	(17.6)
Australia	—	—	(8.5)
Other overseas	—	—	(3.8)
	—	—	(42.0)
Group operating profit	36.0	35.2	20.6
Share of operating profit in joint ventures:			
Pakistan	6.3	4.6	13.1
Myanmar	10.4	4.8	12.9
Profit on disposal of investment	—	—	42.2
Net interest	(15.8)	(21.3)	(39.7)
Exchange (losses)/gains	(0.8)	1.5	0.5
Profit on ordinary activities before tax	36.1	24.8	49.6

Notes

2. Cost of sales

	Six months to 30 June 2002 £ million	Six months to 30 June 2001 £ million	Year to 31 December 2001 £ million
Operating costs	20.5	14.1	47.7
Royalties	2.2	2.8	5.2
Amortisation and depreciation of tangible fixed assets:			
Oil and gas	24.1	18.3	42.7
Other	0.4	0.4	1.0
Amortisation of decommissioning assets	0.2	0.3	0.5
	47.4	35.9	97.1
Exceptional provision for oil and gas assets			
Impairment write-down of:			
Tangible fixed assets	—	—	33.5
Investments	—	—	8.5
	—	—	42.0

3. Group consolidated cash flow statement analysis

	Six months to 30 June 2002 £ million	Six months to 30 June 2001 £ million	Year to 31 December 2001 £ million
(a) Reconciliation of operating profit to net cash flow from operating activities			
Operating profit	36.0	35.2	20.6
Amortisation	24.7	19.0	44.2
Asset write-down	—	—	42.0
Exchange translation difference	—	(1.2)	0.4
(Increase)/decrease in stocks	(1.9)	(7.5)	4.1
Decrease/(increase) in debtors	6.9	20.8	(4.3)
(Decrease)/increase in creditors	(3.2)	(30.6)	4.1
Net cash inflow from operating activities	62.5	35.7	111.1
(b) Reconciliation of net cash flow to movement in net debt			
Increase in cash in the period	8.8	2.3	12.1
Cash inflow from increase in debt	—	(24.6)	—
Cash outflow from movement in liquid resources	32.6	4.3	46.7
Change in net debt resulting from cash flows	41.4	(18.0)	58.8
Exchange translation difference	12.8	(16.8)	(8.3)
Decrease/(increase) in net debt in the period	54.2	(34.8)	50.5
Opening net debt	(272.4)	(322.9)	(322.9)
Closing net debt	(218.2)	(357.7)	(272.4)

4. Other notes

Basis of preparation

The interim statement does not represent statutory accounts within the meaning of section 240 of the Companies Act 1985.

The comparative financial information is based upon the statutory accounts for the year ended 31 December 2001. Those accounts, upon which the auditors issued an unqualified opinion, have been delivered to the Registrar of Companies.

The interim financial information has been prepared on the basis of the accounting policies set out in the group's 2001 statutory accounts.

Dividends

No interim dividend is proposed (30 June 2001: £nil).

Earnings per share

The calculation of basic and diluted earnings per share is based on the profit after tax of £15.3 million (30 June 2001: £12.4 million) and on weighted average shares in issue of 1,584.8 million (30 June 2001: 1,583.5 million).

Independent review report to Premier Oil plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2002 which comprises the Profit and Loss Account, Balance Sheet, Cash Flow Statement, Statement of Total Recognised Gains and Losses and the related notes 1 to 4. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

Ernst & Young LLP
London

16 September 2002

Section 4: **Pro forma financial information**

A. Letter

The Directors, who are solely responsible for the unaudited pro forma financial information of Premier, have received the following letter in connection therewith:

Ernst & Young LLP
Becket House
1 Lambeth Palace Road
London SE1 7EU

The Directors
Premier Oil Group Limited
23 Lower Belgrave Street
London SW1W 0NR

The Directors
Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR

The Directors
Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

11 October 2002

Dear Sirs,

Premier Oil plc ("Premier")

We report on the pro forma financial information set out in section 4B of Part III of the listing particulars dated 11 October 2002 and section B of Part II of the circular dated 11 October 2002 which has been prepared, for illustrative purposes only, to provide information about how the consolidated net assets and net debt of Premier as at 30 June 2002, might have been affected had the Restructuring been completed on that date.

Responsibilities

It is the responsibility solely of the directors of Premier to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority. It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma financial information and to report our opinion to you.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information, beyond that owed to those to whom those reports were addressed by us at the date of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/9 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors of Premier.

Opinion

In our opinion:

(a) the pro forma financial information has been properly compiled on the basis stated therein;

(b) such basis is consistent with the accounting policies of Premier; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

Ernst & Young LLP

B. Unaudited Pro Forma Statement of Consolidated Net Assets, as at 30 June 2002

The following unaudited pro forma statement of consolidated net assets and net debt of Premier, which does not constitute statutory accounts within the meaning of section 240 of the Companies Act, has been prepared in order to illustrate how the consolidated net assets and net debt as at 30 June 2002 might have been affected had the Restructuring been completed on that date. It has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of Premier or the Continuing Group. It has been prepared in accordance with the notes set out below. The statement is prepared on the basis of the consolidated net assets of Premier as at 30 June 2002, extracted without material adjustment from the financial information as disclosed in the unaudited half yearly financial information of Premier for the period ended 30 June 2002.

Premier
UNAUDITED PRO FORMA STATEMENT OF CONSOLIDATED NET ASSETS AS AT 30 JUNE 2002

	Balance Sheet as at 30 June £ million	Impact of the Restructuring £ million	Pro forma Balance Sheet as at 30 June £ million
Fixed assets			
Intangible assets	42.9	(5.7)[6]	37.2
Tangible assets	439.5	(111.5)[6,7]	328.0
Investments	12.6		12.6
Investments in joint ventures:			0.0
Share of gross assets	268.4	(196.0)[1]	72.4
Share of gross liabilities	(177.1)	157.2[1]	(19.9)
Total fixed assets	586.3	(156.0)	430.3
Current assets			
Stocks	14.1	(4.9)	9.2
Debtors, including amounts due after one year	63.1	(4.1)[3]	59.0
Cash and short term deposits	125.6	103.9[4,10]	229.5
Total current assets	202.8	94.9	297.7
Creditors: amounts falling due under one year	(197.5)	150.3[5]	(47.2)
Net current assets/(liabilities)	5.3	245.2	250.5
Total assets/(current liabilities)	591.6	89.2	680.8
Creditors: amounts falling due after one year	(211.5)	(131.6)[5]	(343.1)
Provision for liabilities and charges	(60.1)	6.4[8]	(53.7)
Consolidated net assets	320.0	(36.0)	284.0

Notes:

1. The Group holds part of its interest in Myanmar through Global Resources Ltd, in which it holds a 50 per cent. share. Premier accounts for its share in Global Resources Ltd using the gross equity method which reflects Premier's share of the gross assets and liabilities of the joint venture under 'Fixed Assets – Investment in Joint Ventures'.
2. US$ amounts have been converted at $1.52/£1.00, the exchange rate at 30 June 2002.
3. Estimated working capital balances of £21.3 million representing stock (£4.9 million), debtors (£25.5 million), cash (£9.5 million), and creditors (£18.6 million) are transferred with the Natuna and Yetagun interests. These balances have been transferred to debtors awaiting settlement. This estimated working capital balance is based upon the Framework Agreement dated 16 September 2002, a summary of which appears in Part II of this document.
4. Costs of the transaction shown as a cash expense. Total costs assumed, including an estimate of "make-whole" payment on Premier's loan notes, amount to $53 million (£34 million).
5. Under the Restructuring, bridge finance arrangements have been put in place which result in the reclassification of £131.6 million from creditors falling due under one year to creditors falling due over one year.
6. Transfer of assets from intangible cost pool to tangible cost pool prior to the Transfer.
7. The reduction in fixed assets represents disposal proceeds for the transfer of Premier's interest in Natuna and a writedown of £40.1 million under FRS11 'Impairment of Fixed Assets and Goodwill'.
8. Provisions are written back to reflect Premier's remaining equity in Natuna.
9. Net debt (including balances in joint ventures) is £314.5 million pre-Restructuring and £110.7 million post-Restructuring. Gearing is 98 per cent. pre-Restructuring and 39 per cent. post-Restructuring. Net debt (excluding balances in joint ventures) is £218.2 million pre-Restructuring and £114.3 million post-Restructuring.

10. The cash adjustment of £103.9 million is broken down as follows:

	£ million
Transaction costs	(34.3)
Cash consideration	147.7
Cash transferred with assets	(9.5)
Total	**103.9**

11. The adjustment to net debt of £203.8 million is reconciled as follows:

	£ million
Cash movement as detailed above (see note 10)	103.9
Yetagun debt included as part of joint venture net debt transferred with asset	114.3
Yetagun cash included as part of joint venture net debt transferred with asset	(14.4)
Total	**203.8**

12. It is intended that the methodology used to prepare the pro forma financial statements above will be followed in preparing the financial statements which will reflect the Restructuring. All adjustments are directly attributable to the Restructuring.

Definitions:

A Net debt is defined as the Group's borrowings, including the Group's share of net debt held in joint ventures, less cash and short term deposits.

B Gearing is defined as net debt divided by net assets.

DEGOLYER AND MACNAUGHTON
4925 GREENVILLE AVENUE, SUITE 400
ONE ENERGY SQUARE
DALLAS, TEXAS 75206

October 9, 2002

The Directors
Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
England

The Directors
Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB
England

Gentlemen:

Pursuant to your request, we have prepared estimates, as of September 30, 2002, of the extent and value of the proven and probable oil, natural gas, natural gas liquids (NGL), and condensate reserves of certain petroleum interests owned by Premier Oil plc (Premier). The interests evaluated are located in Indonesia, Myanmar, Pakistan, and the United Kingdom. Premier has represented to us that it anticipates transferring to its two principal shareholders all of its interests in the Yetagun field offshore from Myanmar and part of its interests in the Block 'A' fields offshore from Indonesia (the transferred interests). Premier has further represented that it will retain part of its interests in the Block 'A' fields and all of its interests in other fields (the retained interests). The proven and probable reserves presented in this report have been prepared in accordance with reserves definitions presented in chapter 19 of *The Listing Rules* of the United Kingdom Listing Authority. Such reserves definitions are included under the Classification of Reserves heading of this report.

This report presents the extent and value of the reserves associated with the transferred interests in detail and the extent and value of the reserves associated with the retained interests in summary by country.

Reserves estimated in this report are expressed as gross and working-interest reserves. Gross reserves are defined as the total estimated petroleum to be produced after September 30, 2002, from the properties evaluated herein. Working-interest reserves are defined as that portion of the total reserves to be produced from the properties attributable to the interests owned by Premier, as of September 30, 2002, before deduction of any associated royalty burdens and net profits payable.

Although not directly reported herein, net reserves are defined as that portion of the working-interest reserves attributable to Premier after deducting royalty. The

Pakistan properties are subject to a 12.5-percent cash royalty and the Yetagun field is subject to a 10-percent cash royalty. Premier owns interests in the Block 'A' and the Kakap fields in Indonesia and the Yetagun field in Myanmar by virtue of production sharing contracts (PSC) that allow Premier to be reimbursed for its share of capital and operating expenses and to share in the profits. The reimbursements and profit proceeds are converted to a barrel equivalent by dividing by year-end product prices. That net interest is termed an "entitlement interest." The net reserves have been determined as appropriate for each property evaluated in this report as a part of the process of estimating the values of reserves reported herein.

This report presents values for proven and proven-plus-probable reserves for the fields evaluated herein using escalated prices and costs. A detailed explanation of the future price and cost assumptions is included under the Pricing and Cost Parameters used in Valuation of Reserves heading of this report. Operating and capital costs estimated herein are based on information and data made available by Premier. Estimated future costs were adjusted as necessary to reflect changes in production rates or operating conditions. Plant and equipment associated with the interests to be transferred by Premier have not been specifically valued in this report, but the inherent value of the usage of the plant and equipment has been included in the valuation of the reserves reported herein.

In this report, key information has been provided on the fields evaluated herein. As far as we are aware, there are no additional special factors that would affect the exploration or production business related to these fields or that would require additional information for their proper appraisal.

Values shown in this report for proven and proven-plus-probable reserves are expressed in terms of net present value. Net present value is defined as the future net revenue derived from proven and proven-plus-probable (non-risk-adjusted) reserves, discounted at a specified arbitrary discount rate over the expected period of realization. Future net revenue is defined as the revenue attributable to the interests evaluated herein after deducting from the future gross revenue direct operating expenses, capital costs, taxes, and all interests attributable to others. Direct operating expenses include items such as operating costs, petroleum processing costs, compression costs, and estimated expenses of direct supervision. Capital costs include such items as platforms, pipelines, wells, and compressors. Future income tax expenses were taken into account by determining the appropriate taxes to be paid in each country. In our opinion, net present value should not be construed to represent what a willing buyer and a willing seller would agree is the value of the property. Net present values using discount rates of 10, 12.5, and 15 percent are presented in this report.

Estimates of petroleum reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Information used in the preparation of this report was obtained from Premier. In the preparation of this report we have relied, without independent verification, upon

information furnished by Premier with respect to the property interests to be evaluated in this report, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Executive Summary

As part of a restructuring of the Premier group, Premier plans to transfer all of their 26.67-percent working interest in the Yetagun field offshore from Myanmar and a 38.0-percent working interest in the Block 'A' fields offshore from Indonesia to its two principal shareholders effective September 30, 2002. Premier will retain a 28.67-percent working interest in the Block 'A' fields and all of their working interests in other fields evaluated herein. Reserves have been estimated according to United Kingdom Listing Authority rules.

Transferred Interests

The estimated gross and working-interest proven and probable oil, condensate, NGL, and natural gas reserves, as of September 30, 2002, of the transferred interests evaluated herein are summarized as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

Transferred Interests
Reserves Summary

	Oil, Condensate, and NGL (Mbbl)		Marketable Gas (MMcf)		Oil and Oil Equivalent (Mboe)*	
	Gross	Working Interest	Gross	Working Interest	Gross	Working Interest
Proven	72,133	20,384	3,509,006	1,058,830	722,023	217,498
Probable**	23,950	7,297	1,194,981	379,927	247,300	78,707

* Marketable gas is converted to barrels of oil equivalent using a factor of 5.62 million British thermal units (Btu) per barrel and calorific values on a field-by-field basis.

** Probable reserves have not been adjusted for risk.

The Yetagun field is subject to a 10-percent cash royalty.

Estimates of the net present value, using discount rates of 10, 12.5, and 15 percent, of the future net revenue to be derived from the proven and proven-plus-probable reserves, as of September 30, 2002, of the transferred interests evaluated herein are presented below for the Base Case and two price sensitivity cases, the High Price Case and the Low Price Case. A detailed explanation of the future price and cost assumptions is included under the Pricing and Cost Parameters used in Valuation of Reserves heading of this report. Values are expressed in millions of U.S. dollars (MM U.S.$):

Transferred Interests
Valuation of Reserves Summary

	Net Present Value		
	at 10 Percent (MM U.S.$)	at 12.5 Percent (MM U.S.$)	at 15 Percent (MM U.S.$)
Proven			
Base Case	828.1	725.5	643.0
High Price Case	888.6	778.2	689.6
Low Price Case	755.6	661.5	585.8
Proven plus Probable*			
Base Case	949.0	809.2	702.6
High Price Case	1,201.6	870.3	755.0
Low Price Case	864.4	737.4	640.2

* Values attributable to probable reserves have not been adjusted for risk.

Retained Interests

The estimated gross and working-interest proven and probable oil, condensate, NGL, and natural gas reserves, as of September 30, 2002, of the retained interests evaluated herein are summarized as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

Retained Interests
Reserves Summary

	Oil, Condensate, and NGL (Mbbl)		Marketable Gas (MMcf)		Oil and Oil Equivalent (Mboe)*	
	Gross	Working Interest	Gross	Working Interest	Gross	Working Interest
Proven	272,836	23,807	5,673,456	649,837	1,207,211	138,279
Probable**	157,003	18,695	3,065,312	349,754	656,374	79,700

* Marketable gas is converted to barrels of oil equivalent using a factor of 5.62 million Btu per barrel and calorific values on a field-by-field basis.

** Probable reserves have not been adjusted for risk.

Estimates of the net present value, using a discount rate of 10 and 12.5 percent, of the future net revenue to be derived from the proven-plus-probable reserves, as of September 30, 2002, of the retained interests evaluated herein are presented as follows for the Base Case and two price sensitivity cases. A detailed explanation of the future price and cost assumptions is included under the Pricing and Cost Parameters used in Valuation of Reserves heading of this report. Values are expressed in millions of U.S. dollars (MM U.S.$):

Retained Interests
Valuation of Reserves Summary

Base Case	Net Present Value at 10 Percent (MM U.S.$)	Net Present Value at 12.5 Percent (MM U.S.$)
Proven plus Probable*		
Base Case	632.1	560.3
High Price Case	702.6	623.1
Low Price Case	550.8	487.9

* Values attributable to probable reserves have not been adjusted for risk.

Classification of Reserves

Petroleum reserves included in this report are classified by degree of proof as proven or probable. Proven reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. Definitions of proven and probable reserves classifications used in this report are in accordance with reserves definitions presented in chapter 19 of *The Listing Rules* of the United Kingdom Listing Authority. The petroleum reserves are classified as follows:

> *Proven* – Proven reserves means, in respect of mineral companies primarily involved in the extraction of oil and gas resources, those reserves which on the available evidence and taking into account technical and economic factors have a better than 90-percent chance of being produced.
>
> *Probable* – Probable reserves means, in respect of mineral companies primarily involved in the extraction of oil and gas resources, those reserves which are not yet "proven" but which on the available evidence and taking into account technical and economic factors have a better than 50-percent chance of being produced.

The extent to which probable reserves ultimately may be reclassified as proven reserves is dependent upon future drilling, testing, and well performance. The degree of risk to be applied in evaluating probable reserves is influenced by economic and technological factors as well as the time element. Probable reserves in this report have not been adjusted in consideration of these additional risks and therefore are not comparable with proven reserves.

Procedures and Methodology for Estimation of Reserves

Estimates of reserves were prepared by the use of standard geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and original gas in place (OGIP). Structure maps were prepared to delineate each reservoir, and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were

used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material-balance and other engineering methods were used to estimate OOIP or OGIP.

Where appropriate, estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material-balance and other engineering methods were used to estimate recovery factors. In such cases, an analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production based on current economic conditions.

In certain cases, when the previously named methods could not be used, reserves were estimated by analogy with similar wells or reservoirs for which more complete data were available.

Gross production estimated through September 30, 2002, was deducted from gross ultimate recovery, when applicable, to arrive at the estimates of gross reserves shown herein. The information on cumulative production provided by Premier included actual production through June 2002.

Data available from wells drilled through July 31, 2002, have been used to prepare the estimates shown herein except in the Yetagun field. In March 1999, a well was completed in the Yetagun field; Premier has not provided data from that well to us. The well has not been incorporated into our volumetric interpretation of the Yetagun field. We express no opinion on the effect the data from this well would have on reserves estimated herein. Premier has represented that after further in-house studies, the data from the new well have had no adverse effect on its Yetagun field reserves estimates.

The oil and condensate reserves estimated in this report will be recovered by conventional field operations. NGL reserves estimated in this report may also include condensate and will be recovered by normal gas separation and, in some instances, from gas processing and onshore oil stabilization plants. Oil, condensate, and NGL reserves are expressed in terms of 42 United States gallons per barrel.

Gas volumes included in this report are expressed marketable gas at a pressure base of 14.7 pounds per square inch absolute and a temperature base of 60 degrees Fahrenheit. Separator gas is the gas remaining after field separation but prior to gas processing and shrinkage for fuel use or flare. Marketable gas is defined as wet gas after reduction for shrinkage resulting from field separation; processing, including removal of nonhydrocarbon gas to meet pipeline specifications and NGL extraction; and flare and other losses but not from fuel usage. Fuel gas is included as reserves. Wet gas is the total gas produced from the reservoir prior to processing or separation and includes all nonhydrocarbon components and the gas equivalent of condensate.

The marketable gas reported herein is converted to heating value on a field-by-field basis using calorific values ranging from 695 Btu per cubic feet (Btu/cf) to 1,185 Btu/cf. The resultant Btu are then converted to barrels of oil equivalent (boe) using a factor of 5.62 million Btu per boe.

The proven reserves forecast terminates at the economic limit as defined under the Classification of Reserves heading of this report or at the end of the concession life, whichever occurs first. If a concession expires before the economic production limit is reached, production that could be obtained after the concession expiration, which would otherwise be classified as proven, has been classified as probable.

Pricing and Cost Parameters used in Valuation of Reserves

Revenue values of the proven and proven-plus-probable reserves were developed using methods generally accepted by the petroleum industry. A production forecast of the proven and proven-plus-probable reserves was prepared using the development plan for each field. Prices and costs were presented in U.S. dollars (U.S.$).

A range of net present values of the proven and proven-plus-probable reserves has been determined for a Base Case and two price sensitivity cases.

Base Case

The following price assumptions were used to estimate revenue values for the Base Case.

i) Marker oil prices, expressed in United States dollars per barrel (U.S.$/bbl), were as follows:

	Brent Oil Price (U.S.$/bbl)
2002	23.00
2003	20.00
2004 forward	Escalated 3% per annum

ii) Initial price differentials to the marker oil prices are as follows:

Country Field	Brent Oil Price Differential (U.S.$/bbl)
Indonesia	
Block 'A' Fields	+0.80
Kakap	+0.40
Myanmar	
Yetagun	Brent
Pakistan	
Qadirpur	−5.00
Zamzama	−4.10
United Kingdom	
Ivanhoe, Hamish, Rob Roy	+0.71
Kyle	+0.36
Scott	+0.15
All Others	Brent

iii) Existing gas prices were based on contracts provided by Premier. Future prices were based on formulas contained within the contracts, which are linked to marker oil prices and/or other price and cost indices.

Costs were escalated at a rate of 3 percent per annum beginning January 2003. The capital investment and operating cost forecasts were reviewed in detail and modified in accordance with the relevant production forecast. Abandonment costs were included in the analysis when applicable. The royalty and tax provisions were assumed to remain unchanged from current legislation.

Corporate overhead costs have not been considered in the valuation of the proven and proven-plus-probable reserves.

No value has been attributed to third-party business which may arise but is currently uncontracted.

Price Sensitivity Cases

At the request of Premier, two price sensitivity cases were prepared for this report: a Low Price Case that includes oil prices 15 percent lower than the Base Case and a High Price Case that includes oil prices 15 percent higher than the Base Case were evaluated. Gas prices are also increased and decreased by 15 percent but only as allowed by the specific gas contracts. Operating expense and capital investment were unchanged from the Base Case.

Discussion of Fields Evaluated

Transferred Interests

Interests and Reserves

Premier has represented that it plans to transfer working interests, effective September 30, 2002, in the Yetagun field and the Block 'A' fields as follows:

Field	Working Interest to be Transferred (Percent)
Block 'A' Fields	38.00
Yetagun	26.67

For the transferred interests, estimated gross and working-interest proven and probable oil, condensate, NGL, and marketable-gas reserves, as of September 30, 2002, of the fields evaluated herein for Premier are summarized below in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

Transferred Interests
Reserves Summary by Field

Field	Proven			Probable**		
	Oil, Condensate, and NGL (Mbbl)	Marketable Gas (MMcf)	Oil and Oil Equivalent (Mboe)*	Oil, Condensate, and NGL (Mbbl)	Marketable Gas (MMcf)	Oil and Oil Equivalent (Mboe)*
Gross Reserves						
Block 'A' Fields	10,141	1,086,450	220,286	8,035	540,667	112,613
Yetagun	61,992	2,422,556	501,737	15,915	654,314	134,687
Total	**72,133**	**3,509,006**	**722,023**	**23,950**	**1,194,981**	**247,300**
Working-Interest Reserves						
Block 'A' Fields	3,854	412,851	83,709	3,053	205,453	42,792
Yetagun	16,530	645,979	133,789	4,244	174,474	35,915
Total	**20,384**	**1,058,830**	**217,498**	**7,297**	**379,927**	**78,707**

* Marketable gas is converted to barrels of oil equivalent using a factor of 5.62 million Btu per barrel and calorific values on a field-by-field basis.

** Probable reserves have not been adjusted for risk.

Field Discussions

Block 'A' Fields

The fields located in the Natuna Sea Block 'A' PSC are the Anoa, Beruang, Bison, Gajah Baru, Gajah Puteri, Iguana, Naga, and Pelikan fields (Figure 1). Premier assumed operatorship of the PSC in 1996.


MALAYSIA
INDONESIA
AREA OF DETAIL
BERUANG
NATUNA SEA
ANOA
GAJAH BARU
GAJAH PUTERI
PELIKAN
NAGA
BISON
IGUANA

Figure 1. Generalized Location Map, Block 'A' Fields, Indonesia

The Anoa field is an elongate, faulted, anticlinal culmination with four-way dip closure. It is approximately 4 by 5 kilometers in size, lies beneath about 250 feet of water, and is 240 kilometers north-northwest of the Anambas Archipelago. The pay section is found in deltaic and distributary channel sands of the Oligocene Middle Gabus Formation. The main sandstones are medium to coarse grained, subangular to subrounded, moderately sorted, and contain occasional cherts and micaceous components. The Anoa structure was identified from two-dimensional seismic lines as a faulted anticline. The field is segmented into three major fault blocks identified as west, central, and east. The field was discovered by Agip in 1974 by the crestally located AQ-2X well and was further delineated by the AQ-3X, AQ-4X, and AQ-5X wells by 1976. Further delineation was conducted by Sumatra Gulf starting in 1979. Three-dimensional seismic data were collected over the field in 1986 and subsequently in 1998. Development drilling by Amoseas began in 1990 and the field was brought on production in November of that year.

The Bison and Pelikan fields are gas accumulations located to the south of the Anoa field. Both are simple four-way closures with gas trapped in several Arang and Gabus sands.

The Beruang field is an east-west, elongate, breached anticlinal culmination with four-way dip closure located north of the Anoa field. Gas has been found in one Arang reservoir.

The Gajah Baru field is an unfaulted, east/west-trending, four-way closure located to the south of the Anoa field. Three wells have been drilled in the main closure and nine upper and middle Arang gas-bearing sandstone reservoirs have been identified. On a separate culmination west of the main closure, a fourth well found three of the same gas-bearing reservoirs.

The Gajah Puteri field is an elongate, westward-plunging, moderately faulted anticline with three-way dip closure located south-southeast of the Anoa field. Gas has been found in several Arang and Gabus sands.

The Iguana field is a faulted, four-way closure located on the southeast side of the Bison field. One well has been drilled and six gas-bearing sandstone reservoirs in the middle Arang have been identified.

Naga is an unfaulted, four-way closure located east of the Pelikan field. One well has been drilled and 17 upper and middle Arang gas-bearing sandstone reservoirs have been identified.

The porosities in the hydrocarbon-bearing zones in the Block 'A' fields average approximately 22 percent and the permeabilities average approximately 100 millidarcys.

The Anoa field is the only field to have been placed on production. There are currently 13 producing oil wells, 4 producing gas wells, and 1 gas-injection well in the field. Some of the gas produced from the field is used for pressure maintenance and gas lift. Current production is approximately 3,200 barrels of oil and condensate per day and 133 million cubic feet per day (MMcf/d) of separator gas. With the exception of

2.4 MMcf/d of gas, that is being reinjected, all gas is currently sold. As of September 30, 2002, approximately 75 percent of the gross ultimate recovery associated with estimated proven and probable oil reserves and about 20 percent of the gross ultimate recovery of the proven and probable natural gas reserves are estimated to have been produced from the Anoa field. The field is forecast to produce until 2019.

Gas sales from Block 'A' to SembCorp in Singapore began in December 2000. The gas sales agreement calls for 325 MMcf/d of gas to be produced from three separate license blocks in the Natuna Sea, 115 MMcf/d of which has been allocated to the Block 'A' PSC. Gas produced from the Anoa, Beruang, Bison, and Pelikan fields are dedicated to this contract.

Premier has represented that gas sales are expected to Petroliam Nasional Berhad in Malaysia beginning in 2004, which will be supplied from the Gajah Baru, Gajah Puteri, Iguana, and Naga fields. Premier has represented that the applicable gas sales agreement is nearly finalized. Based on this representation, certain reserves in the Gajah Baru, Gajah Puteri, Iguana, and Naga fields estimated herein have been classified as proven. In these fields, the Premier working-interest reserves attributable to the transferred interests classified as proven are 160,702 MMcf. This volume equates to an oil equivalent of 31,084 Mboe.

Yetagun Field

The Yetagun and Yetagun North fields are located in blocks M12, M13, and M14 of the Andaman Sea in the Union of Myanmar (Figure 2). The Yetagun field, discovered in October 1992 in 330 feet of water, consists of a thick gas column in a series of Miocene sandstones below 6,400 feet subsea. In October 1998, the Yetagun North field was discovered as a separate accumulation from the main Yetagun field. In both fields, the gas-bearing reservoirs are completely underlain by an aquifer with a gas/water contact (GWC) at approximately 7,095 feet subsea in the main accumulation and 7,437 feet subsea in the northern accumulation (Figure 3). The GWCs that mark the downdip limit of the gas accumulations are well defined by both pressure and log data. Additionally, a "flat spot," or phase reversal of the seismically defined horizon, is apparent in parts of the field and corresponds quite well with the interpreted GWC. Both fields are composed of a complex series of seismically defined en echelon, down-to-the-east, rotated-basement, normal faults with gas trapped along the western closure. The porosities in the hydrocarbon-bearing zones in the Yetagun and Yetagun North fields average approximately 18 percent and the permeabilities average approximately 75 millidarcys. To date, 11 wells have been drilled to delineate the main field, while only a single well defines the northern accumulation. In March 1999, one of the 11 wells was completed in the Yetagun field; Premier has not provided data from that well to us. The well has not been incorporated into our volumetric interpretation of the Yetagun field. We express no opinion on the effect the data from this well would have on reserves estimated herein. Premier has represented that after further in-house studies, the data from the new well have had no adverse effect on its Yetagun field reserves estimates.



0
400000
INDIA
BANGLADESH
Scale
100 0 100 200
Kilometers
DeGolyer and MacNaughton
Dallas, Texas
2400000
2000000
1600000
1200000
Bay of Bengal
MYANMAR
LAOS
THAILAND
YANGON
INDIAN
YETAGUN AND YETAGUN NORTH FIELDS
BANGKOK
INDIA
Andaman Sea
Gulf of Thailand
OCEAN

Figure 2. Generalized Location Map, Yetagun and Yetagun North Fields, Myanmar


YETAGUN NORTH FIELD
YETAGUN FIELD
STRUCTURE MAP
TOP OF RESERVOIR
YETAGUN AND
YETAGUN NORTH FIELDS
UNION OF MYANMAR
264000
270000
276000
1460000
1454000
1448000
1442000
1436000
1430000

Figure 3. Structure Map, Yetagun and Yetagun North Fields, Myanmar

Production began in May 2000 through six wells in the main Yetagun field. As of September 30, 2002, approximately 2 percent of the gross ultimate recovery associated with the estimated proven and probable natural gas and condensate reserves is estimated to have been produced from the Yetagun field. The field is forecast to produce until 2021. Production from the Yetagun North field will be phased in at a later date. The gas sales and purchase agreement with Thailand calls for an initial annual contract quantity of 200 MMcf/d of marketable gas followed by an increase to 260 MMcf/d of marketable gas in October 2002 and a subsequent increase to 400 MMcf/d in 2004. The gas from the northern field will need to be blended with the main field gas production in order to meet the gas-contract requirements for the heating value of the gas. The northern accumulation has a significantly higher carbon dioxide content than the main field but is considerably smaller relative to the reserves of the main accumulation. Production to date has been well below the contract quantity. Field rates have averaged around 127 MMcf/d. Under terms of the gas sales agreement, the buyer is obligated to compensate the joint venture partners for the difference between actual production volumes and contracted amounts.

Premier has represented that as a result of delays in commissioning Thailand's Ratchaburi power station (the principal consumer of Yetagun gas), the demand profile for Yetagun gas has been delayed in the short term. The Yetagun partners are in negotiation with the Petroleum Authority of Thailand to encourage the major consumer to increase gas take in return for certain amendments to the terms of the gas sales agreements. These proposed amended terms are reflected in the valuations presented herein.

Valuation of Reserves of Transferred Interests

Base Case

Presented below are estimates of the net present value of the future net revenue discounted at 10, 12.5, and 15 percent to be derived from the proven and proven-plus-probable reserves, as of September 30, 2002, for the transferred interests of the properties evaluated herein with Base Case price and cost assumptions as described under the heading Pricing and Cost Parameters used in Valuation of Reserves. Values are expressed in millions of U.S. dollars (MM U.S.$):

Transferred Interests
Revenue Summary, Base Case

	Net Present Value		
	at 10 Percent (MM U.S.$)	at 12.5 Percent (MM U.S.$)	at 15 Percent (MM U.S.$)
Proven Reserves			
Block 'A' Fields	256.6	229.8	207.7
Yetagun	571.5	495.7	435.3
Total	**828.1**	**725.5**	**643.0**
Proven-plus-Probable Reserves			
Block 'A' Fields	320.9	276.5	242.7
Yetagun	628.1	532.7	459.9
Total	**949.0**	**809.2**	**702.6**

* Values attributable to probable reserves have not been adjusted for risk.

Price Sensitivity Cases

Low Price Case

Estimates of the net present value of the future net revenue discounted at 10, 12.5, and 15 percent to be derived from the proven and proven-plus-probable reserves, as of September 30, 2002, for the transferred interests of the properties evaluated herein with Low Case price and cost assumptions as described under the heading Pricing and Cost Parameters used in Valuation of Reserves. Values are expressed in millions of U.S. dollars (MM U.S.$).

Transferred Interests
Revenue Summary, Low Price Case

	Net Present Value		
	at 10 Percent (MM U.S.$)	at 12.5 Percent (MM U.S.$)	at 15 Percent (MM U.S.$)
Proven Reserves			
Block 'A' Fields	222.3	199.0	179.8
Yetagun	533.3	462.5	406.0
Total	**755.6**	**661.5**	**585.8**
Proven-plus-Probable Reserves			
Block 'A' Fields	278.6	240.5	211.3
Yetagun	585.8	496.9	428.9
Total	**864.4**	**737.4**	**640.2**

* Values attributable to probable reserves have not been adjusted for risk.

High Price Case

Estimates of the net present value of the future net revenue discounted at 10, 12.5, and 15 percent to be derived from the proven and proven-plus-probable reserves, as of September 30, 2002, for the transferred interests of the properties evaluated herein with High Case price and cost assumptions as described under the heading Pricing and Cost Parameters used in Valuation of Reserves. Values are expressed in millions of U.S. dollars (MM U.S.$).

Transferred Interests
Revenue Summary, High Price Case

	Net Present Value		
	at 10 Percent (MM U.S.$)	at 12.5 Percent (MM U.S.$)	at 15 Percent (MM U.S.$)
Proven Reserves			
Block 'A' Fields	280.5	250.9	226.5
Yetagun	608.1	527.3	463.1
Total	**888.6**	**778.2**	**689.6**
Proven-plus-Probable Reserves			
Block 'A' Fields	352.7	303.2	265.6
Yetagun	668.9	567.1	489.4
Total	**1,021.6**	**870.3**	**755.0**

* Values attributable to probable reserves have not been adjusted for risk.

Retained Interests

Interests and Reserves

Premier has represented that it intends to retain a 28.67-percent working interest in the Block 'A' fields and all of its working interests in other assets except the Yetagun field. In this report we have evaluated the extent and value of the proven and proven-plus-probable reserves for these retained interests of certain of Premier's assets. The porosities in the hydrocarbon-bearing zones in these fields are between approximately 8 and 35 percent and the permeabilities are between approximately 0.1 and 2,000 millidarcys. As of September 30, 2002, these fields have been estimated to have produced from about 2 percent to about 98 percent of the estimated gross ultimate recoveries associated with the proven and probable oil, condensate, NGL, and natural gas reserves. The fields' productive lives are forecasted to end between 2005 and 2028. The fields and Premier's working interest to be retained in these assets evaluated herein are shown in the following table. The operator for each field is also listed. All are experienced, internationally known companies.

Country Field	Retained Working Interests (%)	Operator
Indonesia		
Block 'A' Fields	28.67	Premier
Kakap	18.75	Premier
Pakistan		
Bhit	6.00	ENI
Kadanwari	15.79	ENI
Qadirpur	4.75	OGDC
Zamzama	9.38	BHP
United Kingdom		
Angus	15.00	Amerada Hess
Fergus	35.00	Amerada Hess
Fife	15.00	Amerada Hess
Flora	15.00	Amerada Hess
Galahad	9.99	Exxon Mobil
Ivanhoe, Hamish, Rob Roy	3.75	Amerada Hess
Kyle	40.00	Canadian Natural Resources
Scott	1.79	Amerada Hess
Telford	0.82	Amerada Hess
Wareham	12.50	BP
Wytch Farm	12.38	BP

For the retained interests, the estimated gross and working-interest proven and probable oil, condensate, NGL, and marketable-gas reserves, as of September 30, 2002, of the fields evaluated herein for Premier are summarized below by country in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

Retained Interests
Reserves Summary by Country

Country	Proven			Probable**		
	Oil, Condensate, and NGL (Mbbl)	Marketable Gas (MMcf)	Oil and Oil Equivalent (Mboe)*	Oil, Condensate, and NGL (Mbbl)	Marketable Gas (MMcf)	Oil and Oil Equivalent (Mboe)*
Gross Reserves						
Indonesia						
Block 'A' Fields	10,141	1,086,450	220,286	8,035	540,667	112,613
Kakap Fields	20,528	258,629	75,195	29,087	108,047	51,925
Pakistan	9,486	4,169,277	650,122	5,362	2,302,221	356,521
United Kingdom	232,681	159,100	261,608	114,519	114,377	135,315
Total	**272,836**	**5,673,456**	**1,207,211**	**157,003**	**3,065,312**	**656,374**
Working-Interest Reserves						
Indonesia						
Block 'A' Fields	2,907	311,485	63,156	2,304	155,009	32,286
Kakap Fields	3,849	48,493	14,099	5,454	20,259	9,736
Pakistan	811	283,887	43,698	454	158,655	24,317
United Kingdom	16,240	5,972	17,326	10,483	15,831	13,361
Total	**23,807**	**649,837**	**138,279**	**18,695**	**349,754**	**79,700**

* Marketable gas is converted to barrels of oil equivalent using a factor of 5.62 million Btu per barrel and calorific values on a field-by-field basis.

** Probable reserves have not been adjusted for risk.

Valuation of Retained Interests

Estimates of the net present value of the future net revenue discounted at 10 percent and 12.5 percent to be derived from the proven-plus-probable reserves, as of September 30, 2002, for the retained interests of the properties evaluated herein with Base Case price and cost assumptions as described under the heading Pricing and Cost Parameters used in Valuation of Reserves. Values are expressed in millions of U.S. dollars (MM U.S.$):

Retained Interests
Revenue Summary, Base Case

	Net Present Value	
	at 10 Percent (MM U.S.$)	at 12.5 Percent (MM U.S.$)
Proven-plus-Probable Reserves*		
Indonesia		
Block 'A' Fields	242.1	208.6
Kakap Fields	55.6	49.5
Pakistan	204.4	178.7
United Kingdom	130.0	123.5
Total	**632.1**	**560.3**

* Values attributable to probable reserves have not been adjusted for risk.

Price Sensitivity Cases

Low Price Case

Estimates of the net present value of the future net revenue discounted at 10 and 12.5 percent to be derived from the proven-plus-probable reserves, as of September 30, 2002, for the retained interests of the properties evaluated herein with Low Case price and cost assumptions as described under the heading Pricing and Cost Parameters used in Valuation of Reserves. Values are expressed in millions of U.S. dollars (MM U.S.$).

Retained Interests
Revenue Summary, Low Price Case

	Net Present Value	
	at 10 Percent (MM U.S.$)	at 12.5 Percent (MM U.S.$)
Proven-plus-Probable Reserves*		
Indonesia		
Block 'A'	210.2	181.5
Kakap	47.0	42.0
Pakistan	187.7	163.8
United Kingdom	105.9	100.6
Total	**550.8**	**487.9**

* Values attributable to probable reserves have not been adjusted for risk.

High Price Case

Estimates of the net present value of the future net revenue discounted at 10 and 12.5 percent to be derived from the proven-plus-probable reserves, as of September 30, 2002, for the retained interests of the properties evaluated herein with High Case price and cost assumptions as described under the heading Pricing and Cost Parameters used in Valuation of Reserves. Values are expressed in millions of U.S. dollars (MM U.S.$).

Retained Interests
Revenue Summary, High Price Case

	Net Present Value	
	at 10 Percent (MM U.S.$)	at 12.5 Percent (MM U.S.$)
Proven-plus-Probable Reserves*		
Indonesia		
Block 'A'	266.1	228.8
Kakap	64.3	57.2
Pakistan	217.5	190.2
United Kingdom	154.7	146.9
Total	**702.6**	**623.1**

* Values attributable to probable reserves have not been adjusted for risk.

Professional Qualifications

DeGolyer and MacNaughton is a Delaware corporation with offices at 4925 Greenville Avenue, Suite 400, Dallas, Texas 75206, U.S.A. The firm has been providing petroleum consulting services throughout the world for more than 60 years. The firm's professional engineers, geologists, geophysicists, petrophysicists, and economists are engaged in the independent appraisal of oil and gas properties, evaluation of hydrocarbon and other mineral prospects, basin evaluations, comprehensive field studies, equity studies, and studies of supply and economics related to the energy industry. Except for the provision of professional services on a fee basis, DeGolyer and MacNaughton has no commercial arrangement with any other person or company involved in the interests which are the subject of this report.

The evaluation has been supervised by Mr. R. Michael Shuck. Mr. Shuck is a Senior Vice President with DeGolyer and MacNaughton, manager of the firm's Asia/ Pacific Division, a Registered Professional Engineer in the State of Texas, and a member of the Society of Petroleum Engineers. He has 25 years of oil and gas industry experience.

Submitted,

DeGOLYER and MacNAUGHTON

R. M. Shuck, P.E.
Senior Vice President
DeGolyer and MacNaughton

PART V ADDITIONAL INFORMATION

1. Responsibility

The Directors and proposed Directors of New Premier, whose names appear on page 11 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of those Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. New Premier

2.1 New Premier was incorporated and registered in Scotland on 31 July 2002 under the name "Dalglen (No. 836) Limited" with registered number SC234781 as a private company limited by shares under the Companies Act. It changed its name to "Premier Oil Group Limited" on 13 September 2002.

2.2 The principal legislation under which New Premier operates is the Companies Act and regulations made thereunder.

2.3 The registered office of New Premier is 4th Floor, Saltire Court, 20 Castle Terrace, Edinburgh, EH1 2EN and its principal administration office is 23 Lower Belgrave Street, London, SW1W 0NR.

2.4 New Premier has not traded or prepared any accounts since its incorporation.

2.5 Ernst & Young LLP, Registered Auditors, whose address is Becket House, 1 Lambeth Palace Road, London SE1 7EU are the auditors of New Premier and Premier. Ernst & Young LLP audited the financial statements of Premier for the years ended 31 December 1999, 31 December 2000, 31 December 2001. The reports in respect of the financial statements for each of the three years to 31 December 2001 were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act.

3. Share capital

3.1 New Premier

(A) On incorporation the authorised share capital of New Premier was £100 divided into 100 shares of £1 each, of which two shares were issued fully paid in cash to the subscribers to the memorandum of association of New Premier (the "Subscriber Ordinary Shares").

(B) On 13 September 2002 by a written resolution the authorised share capital of New Premier was increased from £100 to £100,000 by the creation of 99,900 shares of £1 each, ranking in all respects pari passu to the existing shares in the capital of New Premier.

(C) Prior to the Scheme becoming effective, 49,998 of the authorised but unissued shares in the capital of New Premier will be redesignated as Redeemable Preference Shares and issued in order to enable New Premier to re-register as a public company limited by shares. The Redeemable Preference Shares will not be listed as, with effect from the Scheme Effective Date, they will be redeemed by New Premier and cancelled.

(D) The Subscriber Ordinary Shares will not be listed as, with effect from the Scheme Effective Date, they will be repurchased by New Premier and cancelled.

(E) Subject to the Scheme becoming effective, the authorised share capital of New Premier will be increased to £399,394,555.875 and divided into 2,250,000,000 New Ordinary Shares of 17.5 pence each and 32,254,605 New Convertible Shares of 17.5 pence each, in order to enable the Scheme to proceed. The rights attaching to the New Ordinary Shares and the New Convertible Shares are described in paragraph 4 of this Part V and are identical to the rights (including as to voting) attaching to the Ordinary Shares and Convertible Shares of Premier respectively.

(F) Accordingly, the authorised and issued share capital of New Premier immediately prior to the Scheme becoming effective, is expected to be as follows:

	Authorised		Issued and fully paid	
Class	Number	Nominal Value	Number	Nominal Value
New Convertible Shares	See note (1)	—	Nil	—
New Ordinary Shares	See note (1)	—	Nil	—
Redeemable Preference Shares[2]	49,998	£1	49,998	£1
Subscriber Ordinary Shares[3]	2	£1	2	£1
Shares	50,000	£1	Nil	—

Notes:

(1) Assuming no further issues or conversions of Premier Shares prior to the Scheme Effective Date, 2,250,000,000 New Ordinary Shares and 32,254,605 New Convertible Shares will be created as at the Scheme Effective Date (this will include the redesignation and sub-division of the then existing authorised share capital).

(2) The Redeemable Preference Shares will be redeemed by New Premier and cancelled as at the Scheme Effective Date.

(3) The Subscriber Ordinary Shares will be repurchased by New Premier and cancelled as at the Scheme Effective Date.

(G) Prior to the Scheme Effective Date, the following resolutions of New Premier will be proposed and passed at an extraordinary general meeting. These resolutions will be voted upon prior to the Scheme Effective Date by the holders of the Subscriber Ordinary Shares. Subject to their being passed:

(i) the Directors of New Premier will be authorised in accordance with section 80 of the Companies Act to allot relevant securities (within the meaning of that section)

(a) up to such aggregate nominal amount as is required for the purposes of the Scheme; and

(b) upon such terms as the Directors shall consider appropriate, up to such number of New Ordinary Shares as will represent approximately one third of the expected number of New Ordinary Shares in issue immediately following the Scheme Effective Date, such authority to expire at the conclusion of the first annual general meeting of New Premier or after 18 months from the date of passing of the resolution (whichever is the earlier);

(ii) the Directors of New Premier will be generally empowered (pursuant to section 95 of the Companies Act) to allot equity securities (as defined in section 94(2) of the Companies Act) for cash as if section 89(1) of the Companies Act did not apply to such allotment up to such number of New Ordinary Shares as will represent approximately 5 per cent. of the expected number of New Ordinary Shares in issue immediately following the Scheme Effective Date, such authority to expire at the conclusion of the first annual general meeting of New Premier or 18 months from the date of passing of the resolution, whichever is the earlier (except in relation to any contract to allot equity securities which was concluded before such date and which is to be executed wholly or partly after such date);

(iii) the Directors of New Premier will be authorised to make market purchases (within the meaning of section 163(3) of the Companies Act) of New Ordinary Shares provided that:

(a) this authority will be limited to a maximum number of New Ordinary Shares equal to 15 per cent. of the aggregate number of New Ordinary Shares in issue as at the date immediately following the Scheme Effective Date;

(b) the price to be paid for each New Ordinary Share shall be not less than the nominal value of such share and not more than five per cent. above the average of the market value of the New Ordinary Shares for the five business days prior to the purchase being made; and

(c) this authority shall expire at the conclusion of the first annual general meeting of New Premier or 18 months from the date of passing of the resolution, whichever is the earlier (except in relation to any purchase of New Ordinary Shares the contract for which was concluded before such date and which is to be executed wholly or partly after such date);

(iv) conditional on, and with effect from, the Scheme becoming effective the contract for the repurchase by New Premier of its two Subscriber Ordinary Shares will be approved in accordance with section 164 of the Companies Act and the Directors of New Premier will be authorised to enter into such contract;

(v) conditional on, and with effect from, the Scheme becoming effective the New Premier Articles will be adopted (as summarised in paragraph 4 of this Part V);

(vi) conditional on, and with effect from, the Scheme becoming effective the change of name of New Premier to Premier Oil plc will be approved;

(vii) the Directors of New Premier will be authorised pursuant to section 135 of the Companies Act to:

(a) cancel the paid-up capital to the extent of 12.5 pence on each New Share that will be in issue at the Reduction of Capital Record Date by reducing the nominal value of each of those shares from 17.5 pence to 5 pence; and

(b) cancel all New Ordinary Shares and New Convertible Shares held by Amerada Hess and PICL on the Reduction of Capital Record Date;

(viii) every ten New Ordinary Shares in existence immediately following the Reduction of Capital described in paragraph (v) above becoming effective will be consolidated into one Consolidated Ordinary Share, with all fractional entitlements arising on such consolidation being aggregated, and to authorise the Directors of New Premier to sell such fractional entitlements on behalf of the relevant shareholders; and

(ix) conditional on, and with effect from, the Scheme becoming effective the New Premier Share Schemes will be adopted.

In exercising the powers and authorities conferred under the resolutions referred to in sub-paragraphs (i)(b), (ii) and (iii) above, the Directors of New Premier will have regard to the impact of the Reduction of Capital and the Consolidation on the number of New Ordinary Shares.

(H) Save as disclosed in this paragraph 3, at the date of this document:

(i) since incorporation of New Premier, there has been no change in the amount of the issued share capital or loan capital of New Premier; and

(ii) save for options which may be granted over New Ordinary Shares as a result of the rollover of outstanding options over the Premier Share Schemes and shares awarded to the executive directors of Premier as part of the 2001 bonus awards, no share or loan capital of New Premier is under option or agreed conditionally or unconditionally to be put under option.

At the date of this document New Premier has no subsidiaries and, accordingly, there has been no material issue of share or loan capital by any subsidiary undertaking of New Premier for cash or other consideration.

(I) The New Premier Shares have not been marketed and are not available in whole or in part to the public otherwise than pursuant to the Scheme.

(J) No commission, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of New Premier.

(K) Under the Scheme, New Premier will issue New Ordinary Shares and New Convertible Shares, credited as fully paid, to the Scheme Shareholders on the basis of:

For each Ordinary Share cancelled **One New Ordinary Share**
For each Convertible Share cancelled **One New Convertible Share,**

held at 5.30 p.m. on the Scheme Record Date. Accordingly, the proposed authorised, issued and fully paid share capital of New Premier as it will be following the Scheme becoming effective (assuming no further issues or conversions of Premier Shares prior to the Scheme becoming effective) is as follows:

	Authorised		Issued and fully paid	
Class	**Number**	**Nominal Value**	**Number**	**Nominal Value**
New Convertible Shares	32,254,605	17.5 pence	See note (1)	17.5 pence
New Ordinary Shares	2,250,000,000	17.5 pence	See note (1)	17.5 pence
Redeemable Preference Shares(2)	Nil	—	Nil	—
Subscriber Ordinary Shares(3)	Nil	—	Nil	—

Notes:

(1) The number of New Ordinary Shares and New Convertible Shares in issue will be equal to the number of Ordinary Shares and Convertible Shares respectively in issue as at the Scheme Record Date.

(2) The Redeemable Preference Shares will be redeemed by New Premier and cancelled as at the Scheme Effective Date.

(3) The Subscriber Ordinary Shares will be repurchased by New Premier and cancelled as at the Scheme Effective Date.

(L) Application has been made to the UK Listing Authority and the London Stock Exchange for Admission. The last day of dealings in the Ordinary Shares will be the business day immediately preceding the Scheme Effective Date. The last time for registration of transfers of Scheme Shares is expected to be 5.30 p.m. on the Scheme Record Date. It is expected that admission of the New Ordinary Shares will become effective and that dealings in the New Ordinary Shares will commence in or after December 2002. The New Ordinary Shares and New Convertible Shares will, when issued, be in registered form and the New Ordinary Shares will be capable of being held in both certificated and uncertificated form. No application has been made for the New Ordinary Shares to be listed on the Irish Stock Exchange and it is not intended that any such application will be made. No temporary documents of title have been or will be issued in respect of the New Ordinary Shares or the New Convertible Shares.

3.2 Premier

(A) During the three years immediately preceding 10 October 2002, the latest practicable date prior to the publication of this document, there were the following changes in the issued share capital of Premier:

Date	Issues of Shares	No. of Shares	Price paid per share (p)	Options issued under (if applicable)
	Issues of Convertible Shares			
15/11/99	Allotment	18,107,126	—	
15/11/99	Allotment	18,107,126	—	
22/07/02	Conversion to Ordinary Shares	863,975	—	
22/07/02	Conversion to Ordinary Shares	863,975	—	
30/09/02	Conversion to Ordinary Shares	1,115,849	—	
30/09/02	Conversion to Ordinary Shares	1,115,848	—	
	Issues of Ordinary Shares			
15/11/99	Allotment	121,049,456	—	
15/11/99	Allotment	386,779,940	—	
06/03/01	Exercise of Option	208,600	12.5	1995 Scheme
06/03/01	Exercise of Option	31,400	12.5	1995 Scheme
12/03/01	Exercise of Option	30,721	15	SAYE Scheme
27/06/01	Exercise of Option	300,000	17.25	1995 Scheme
06/07/01	Exercise of Option	78,571	14	1995 Scheme
06/07/01	Exercise of Option	15,761	15	SAYE Scheme
12/02/02	Exercise of Option	230,000	12.5	1995 Scheme
12/02/02	Exercise of Option	8,928	14	1995 Scheme
12/02/02	Exercise of Option	7,299	11.2	SAYE Scheme
28/02/02	Exercise of Option	48,145	11.2	SAYE Scheme
28/03/02	Exercise of Option	240,000	12.5	1995 Scheme
24/04/02	Exercise of Option	17,361	14.4	SAYE Scheme
14/05/02	Exercise of Option	40,000	12.5	1995 Scheme
14/05/02	Exercise of Option	200,000	14	1995 Scheme
14/05/02	Exercise of Option	254,545	16.5	1995 Scheme
14/05/02	Exercise of Option	400,000	18.75	1995 Scheme
23/05/02	Exercise of Option	300,000	17.25	1995 Scheme
23/05/02	Exercise of Option	240,000	12.5	1995 Scheme
23/05/02	Exercise of Option	171,428	14	1995 Scheme
28/05/02	Exercise of Option	400,000	18.75	1995 Scheme
25/06/02	Exercise of Option	176,000	12.5	1995 Scheme
25/06/02	Exercise of Option	57,142	14	1995 Scheme
22/07/02	Conversion of Convertible Shares	863,975	—	
22/07/02	Conversion of Convertible Shares	863,975	—	
20/09/02	Exercise of Option	51,666	15	SAYE Scheme
20/09/02	Exercise of Option	64,583	15	SAYE Scheme
20/09/02	Exercise of Option	51,666	15	SAYE Scheme
20/09/02	Exercise of Option	51,666	15	SAYE Scheme
20/09/02	Exercise of Option	25,833	15	SAYE Scheme
20/09/02	Exercise of Option	64,583	15	SAYE Scheme
20/09/02	Exercise of Option	64,583	15	SAYE Scheme
30/09/02	Exercise of Option	64,583	15	SAYE Scheme
30/09/02	Exercise of Option	64,584	15	SAYE Scheme
30/09/02	Conversion of Convertible Shares	1,115,849	—	
30/09/02	Conversion of Convertible Shares	1,115,848	—	

Notes:

"1995 Scheme" is the Premier Executive Share Option Scheme (1995).

"SAYE Scheme" is the Premier Oil plc Save As You Earn (SAYE) Share Option Scheme 1999.

(B) As at 10 October 2002, being the latest practicable date prior to publication of this document, 1,555,039,056 Ordinary Shares and 32,254,605 Convertible Shares were in issue and fully paid.

(C) As at 10 October 2002, the latest practicable date prior to the publication of this document, the following number of options over Ordinary Shares had been granted, for nil consideration (save for the Premier Oil plc SAYE Share Option Scheme, details of which are set out in paragraph 9.3 of this Part V), under the Premier Share Schemes:

1985 Share Option Scheme	2,539,750
Premier Executive Share Option Scheme (1995)	66,517,875
Premier Oil plc SAYE Share Option Scheme 1999	3,101,626

(D) As at 10 October 2002, the latest practicable date prior to the publication of this document, the total number of Ordinary Shares under option was therefore 72,159,251.

(E) Following the cancellation of the Scheme Shares, the credit arising in the books of Premier as a result of the cancellation will be applied to eliminate the deficit on Premier's profit and loss account, with the balance being applied in paying up in full newly created ordinary shares and convertible shares in the capital of Premier. These ordinary shares and convertible shares will be issued to New Premier which will, as a result, become the holding company of Premier and the Group.

4. Summary of the Memorandum and Articles of Association of New Premier

4.1 Memorandum of Association

The principal objects of New Premier (in this paragraph 4, the "Company") are to carry on the business of a holding company. The objects of the Company are set out in full in clause (iv) of the memorandum of association which is available for inspection at the address specified in paragraph 23 of this Part V.

4.2 Articles of Association

The New Premier Articles which will be adopted by special resolution with effect from the Scheme becoming effective contain (amongst others) provisions to the following effect:

(A) Share Rights

Subject to the Companies Act and other shareholders' rights, shares may be issued with such rights and restrictions as the Company may by ordinary resolution decide, or (if there is no such resolution or so far as it does not make specific provision) as the Board may decide. Redeemable shares may be issued. Subject to the Articles, the Companies Act and other shareholders' rights, unissued shares are at the disposal of the Board.

The New Convertible Shares will rank pari passu in all respects with the New Ordinary Shares save that holders of New Convertible Shares shall not be entitled to attend or vote at any general meeting of the Company and will have conversion rights as set out below.

An appropriate number of New Convertible Shares will convert into New Ordinary Shares in the following circumstances:

(i) on the issue of New Ordinary Shares by the Company following the exercise of share options under any of the New Premier Share Schemes into a number of New Ordinary Shares equal to the number of New Ordinary Shares issued under the relevant New Premier Share Option Scheme;

(ii) on the transfer of any New Convertible Shares to a person who, in the case of PICL is not Petroliam Nasional Berhad or a subsidiary or a subsidiary undertaking of Petroliam Nasional Berhad or, in the case of Amerada Hess, is not Amerada Hess Corporation or a subsidiary or a subsidiary undertaking of Amerada Hess Corporation, into a number of New Ordinary Shares equal to the number of New Convertible Shares so transferred;

(iii) on the transfer by a holder of New Convertible Shares of any New Ordinary Shares to a person who, in the case of PICL is not Petroliam Nasional Berhad or a subsidiary or a subsidiary undertaking of Petroliam Nasional Berhad or, in the case of Amerada Hess, is not Amerada Hess Corporation or a subsidiary or a subsidiary undertaking of Amerada Hess Corporation, into a number of New Ordinary Shares equal to the number of New Ordinary Shares so transferred; and

(iv) on the giving of notice by a holder of New Convertible Shares at any time after 1 October 2001.

The New Convertible Shares will not be listed on any stock exchange. The Company has agreed that it will, at the time of conversion, promptly apply for listing of the New Ordinary Shares into which the New Convertible Shares may convert.

It is intended that, with effect from completion of the Restructuring, when the New Convertible Shares will be cancelled, the New Premier Articles will be amended to remove the rights relating to the New Convertible Shares.

(B) Voting Rights

Subject to any rights or restrictions attaching to any class of shares, every member present in person at a general meeting has, upon a show of hands, one vote, and every member present in person or by proxy has, upon a poll, one vote for every share held by him. No member shall be entitled to vote at any general meeting in respect of any share held by him if he has not paid any amount relating to that share which is due at the time of the meeting or if a member has been served with a restriction notice (as defined in the Articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Act.

(C) Dividends and Other Distributions

Subject to the Companies Act, the Company's shareholders can declare dividends by passing an ordinary resolution. No such dividend can exceed the amount recommended by the Board. Subject to the Companies Act, the Directors may pay interim dividends, and also any fixed rate dividend, if they consider that the financial position of the Company justifies such payments. If the Board acts in good faith, it is not liable for any loss that shareholders may suffer because a lawful dividend has been paid on other shares which rank equally with or behind their shares.

The Board may withhold payment of all or any part of any dividends (including scrip dividends) or other money which would otherwise be payable in respect of the Company's shares from a person with a 0.25 per cent. interest (as described in the Articles) if such a person has been served with a restriction notice after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Act.

Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends will be divided and paid in proportions based on the amounts which have been paid up on the shares during any period for which the dividend is paid. Dividends may be declared or paid in any currency.

The Board may, if authorised by an ordinary resolution of the Company, offer ordinary shareholders the right to choose to receive extra Ordinary Shares which are credited as fully paid up, instead of some or all of their cash dividend.

If a dividend has not been claimed for 12 years after being declared or becoming due for payment, it will be forfeited and go back to the Company.

The Company may stop sending dividend payments through the post, or cease using any other method of payment (including payment through CREST), for any dividend if, either (i) at least two consecutive payments have remained uncashed or are returned undelivered or that means of payment has failed or (ii) one payment remains uncashed or is returned undelivered or that means of payment has failed and reasonable enquiries have failed to establish any new address or account of the registered holder. The Company will resume sending dividend payments if requested in writing by the shareholder.

On a liquidation, the liquidator may, with the sanction of a special resolution of the Company, divide among the shareholders the whole or any part of the assets of the Company (whether the assets consist of property of one kind or different kinds).

(D) Variation of Rights

Subject to the Companies Act, rights attached to any class of shares may be varied with the written consent of the holders of not less than three-quarters in nominal value of the issued shares of that class, or by an extraordinary resolution passed at a separate general meeting of the holders of those shares. At every such separate general meeting (except an adjourned meeting) the quorum shall be two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class.

(E) Lien and Forfeiture

The Company has a lien (enforceable by sale) on all partly-paid shares for any money owed to the Company for the shares. The Board can call on shareholders to pay any money which has not yet been paid to the Company for their shares and may forfeit shares on which calls or amounts payable under the terms of issue are not duly paid.

(F) Transfer of Shares

(i) Any shares in the Company may be held in uncertificated form and these shares must be transferred through CREST. Provisions of the Articles do not apply to any uncertificated shares to the extent that such provisions are inconsistent with the holding of shares in uncertificated form, with the transfer of shares through CREST or with any provision of the Uncertificated Securities Regulations 2001.

(ii) Any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the Board may approve. The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a partly-paid share) the transferee and the transferor will continue to be treated as the holder until the transferee's name is entered in the register.

(iii) The Board may, without giving any reason, refuse to register the transfer of any shares which are not fully paid. But, the Board cannot refuse to register the transfer if this would stop dealings in the shares from taking place on an open and proper basis. The Board may also decline to register a transfer of certificated shares unless the instrument of transfer:

(a) is accompanied by the relevant share certificate and such other evidence of the right to transfer as the Board may reasonably require;

(b) is in respect of only one class of share; and

(c) if to joint transferees, is in favour of not more than four such transferees.

The Board may decline to register a transfer of CREST shares in the circumstances set out in the Uncertificated Securities Regulations (as defined in the Articles) and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

(G) Alteration of Share Capital

The Company may pass an ordinary resolution to increase, consolidate, consolidate and then divide, or sub-divide its shares or any of them. The Company may, subject to the Companies Act, pass a special resolution to reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserve.

(H) Purchase of Own Shares

The Company may, subject to the Companies Act and to any special rights previously given to holders of existing shares, and to any requirements imposed by the UK Listing Authority or the London Stock Exchange in respect of securities admitted to listing, purchase or contract to purchase any of its own shares (including redeemable shares).

(I) Directors

(i) Appointment of directors

Directors may be appointed by the Company by ordinary resolution or by the Board. A director appointed by the Board must retire at the first annual general meeting of the Company after his appointment and is then eligible for election by the shareholders but is not taken into account in determining the directors or the number of directors who are to retire by rotation at that meeting.

(ii) Age of directors

No person will be disqualified from being appointed or elected as a director or be required to stop being a director because he has reached a particular age. It is not necessary to give special notice of a resolution appointing or electing someone as a director if he is 70 or over. If the Board convenes any general meeting at which, to the knowledge of the Board, a director who is 70 or over will be proposed for election or re-election, it must be stated in the notice of the meeting that he is aged 70 or over.

(iii) Retirement of directors

At every Annual General Meeting of the Company, as nearly as possible one third of the directors must retire by rotation. The directors to retire will be those who have been directors longest since they were last elected or, if there are directors who were last elected on the same date, they may agree on who is to retire. If they cannot agree, they must draw lots to decide. In addition any director who would not otherwise be required to retire by rotation must retire at the third Annual General Meeting after his last appointment or reappointment. Any director who is 70 or over at the date of the meeting must also retire.

(iv) Remuneration of directors

The total fees paid to all of the directors (excluding any payments made under any other provision of the Articles) must not exceed £300,000 a year or such higher sum decided on by ordinary resolution of the Company. The limit of £300,000 may be increased by the Board from time to time, provided the percentage increase is no greater than the percentage increase in the Retail Price Index since the later of certain dates specified in the Articles. Any director who is appointed to any executive office will be entitled to receive such remuneration (whether as salary, commission, profit share or any other form of remuneration) as the Board or any committee authorised by the Board may decide, either in addition to or in place of his fees as a director. In addition, any director who, in the opinion of the Board or any committee authorised by the Board, performs any special or extra services for the company, may be paid such extra remuneration as the Board or any committee authorised by the Board may determine. Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the Board, or committees of the Board or of the Company or any other meeting which as a director he is entitled to attend, and will be paid all expenses properly and reasonably incurred by him in connection with the Company's business or in the performance of his duties as a director.

(v) Pensions and gratuities for directors

The Board or any committee authorised by the Board may exercise the powers of the Company to provide benefits either by the payment of gratuities or pensions or by insurance or in any other manner for any director or former director or his relations or dependents. However, no benefits (except those provided for by the Articles) may be granted to a director or former director who has not been employed by or held an executive office or place of profit under the Company or any of its subsidiary undertakings or their respective predecessors in business without the approval of an ordinary resolution of the Company.

(vi) Permitted interests of directors

Subject to the provisions of the Companies Act, and provided he has declared the nature and extent of his interest to the Board, a director is not disqualified by his office from having any kind of interest in any existing or proposed contract, transaction or arrangement with or involving the Company or another company in which the Company has some interest, and he does not have to hand over to the Company any benefit he receives as a result of such an interest.

A director may hold any other position in the Company or do paid professional work for the Company (other than as auditor) in conjunction with his position as a director or hold any position within, or be a shareholder of, any company in which the Company has an interest, and will not have to hand over to the Company any benefit he receives as a result.

(vii) Restrictions on voting

Except as mentioned below, no director may vote on, or be counted in a quorum in relation to, any resolution of the board in respect of any contract, transaction, arrangement or any other kind of proposal in which he, or persons connected with him, has an interest and which he knows is material. However, a director can vote, and be counted in the quorum, on any resolution about any of the following things, as long as the only material interest he has in it is included in the following list:

(a) a resolution about giving him any security or any indemnity for any money which he, or any other person, has lent at the request, or for the benefit, of the Company or any of its subsidiary undertakings;

(b) a resolution about giving him any security or any indemnity for any liability which he, or any other person, has incurred at the request, or for the benefit of, the Company or any of its subsidiary undertakings;

(c) a resolution about giving any security or any indemnity to any other person for a debt or obligation which is owed by the Company or any of its subsidiary undertakings, to that other person, if the director has taken responsibility for some or all of that debt or obligation. The director can take this responsibility by giving a guarantee, indemnity or security;

(d) a resolution about any proposal relating to an offer of any shares or debentures or other securities for subscription or purchase by the Company or any of its subsidiary undertakings, if the director takes part because he is a holder of shares, debentures or other securities, or if he takes part in the underwriting or sub-underwriting of the offer;

(e) a resolution about any proposal involving any other company if the director (together with any person connected with the director), has a direct or indirect interest of any kind (including an interest by holding any position in that company, or by being a shareholder of that company). This does not apply if he knows that he and any persons connected with him hold an interest in shares representing one per cent. or more of:

(A) any class of equity share capital of that company; or

(B) the voting rights in that company.

Any of these interests of one per cent. or more are treated for the purposes of this paragraph as being material interests;

(f) any arrangement for the benefit of employees of the Company or any of its subsidiary undertakings which only gives him benefits which are also generally given to the employees to whom the arrangement relates; or

(g) a resolution about any proposal relating to any insurance which the Company can buy and renew for the benefit of directors or of a group of people which includes directors.

Subject to the provisions of the Companies Act, the Company may by ordinary resolution suspend or relax the above provisions to any extent or ratify any contract which has not been properly authorised in accordance with the above provisions. However, the Company is not thereby permitted to cease to comply with the Listing Rules.

(viii) Borrowing powers

Subject to the Company's Memorandum of Association, the Articles, the Companies Act and any directions given by the Company by special resolution, the business of the Company will be managed by the Board who may use all the Company's powers. In particular, the Board may exercise all the Company's powers to borrow money and to mortgage or charge any of its undertaking, property, assets and uncalled capital, to issue debentures and other securities and to give security for any debt, liability or obligation of the Company or any third party. The Board will limit the total borrowings of the Company and, so far as it is able, its subsidiary undertakings so as to ensure that the total amount of the Group's borrowings does not exceed four times the Company's adjusted capital and reserves. However, the Company may pass an ordinary resolution allowing borrowings to exceed such a limit.

5. Summary of principal differences between the Premier Articles and the New Premier Articles

The Articles of Association of New Premier in effect immediately following the Scheme becoming effective will be the same as the Articles of Association of Premier in all material respects, save for the changes to the Premier Articles to give effect to the Scheme, the form of which are set out in the notice of the Premier EGM. Changes are proposed to the New Premier Articles in order to bring the Articles in line with current practice, delete provisions which are unnecessary as they are already governed by statute, clarify the meaning of certain provisions, to comply with changes to legislation and to make provision for possible future developments. For example, the New Premier Articles will give the directors the power at some future date to accept and give notices by electronic communications (if they so resolve and if the shareholders concerned agree). These provisions do not affect the substance of the rights which shareholders would otherwise have had under the terms of the New Premier Articles and are not considered material.

A copy of the New Premier Articles and the Premier Articles will be available for inspection as set out in paragraph 23 below. A copy of the Premier Articles will be available during, and for at least 15 minutes prior to, the Court Meeting, the Premier EGM and Premier Class Meeting.

6. Directors of New Premier

6.1 The Directors and proposed Directors of New Premier and their functions within the Group are set out below. The Directors are currently directors of Premier in the same capacities. If the Scheme becomes effective but Completion does not occur, Amerada Hess and PICL will have the same rights to appoint Directors of New Premier as they currently have to appoint directors of Premier.

6.2 The business address of each of the Directors and proposed Directors of New Premier is 23 Lower Belgrave Street, London SW1W 0NR, which is the head office and principal place of business of New Premier.

6.3 Brief histories of the Directors and proposed Directors are as follows:

Sir David Glyndwr John KCMG, *Chairman* (64) became non-executive Chairman of Premier on 1 March 1998. He was non-executive Chairman of the BOC Group plc until 18 January 2002 and is a non-executive Director of Balfour Beatty plc, The St. Paul Companies, Inc. in Minnesota, USA, The Welsh Development Agency and Vice Chairman of British Trade International. He is also a non-executive director and Chairman of the British Standards Institution. He will be the Chairman of the Nomination Committee and a member of the Audit and Remuneration Committees.

Charles James Auldjo Jamieson, *Chief Executive* (58) is a Chartered Accountant and MBA. He became Premier's Finance Director in 1981 after a career with Ernst & Young and Gulf Oil Corporation and became Chief Executive in 1992. He will be a member of the Nomination Committee.

Richard Thomas Liddell, *Operations Director* (54) joined Premier as Operations Director in July 2000 and has over 20 years experience in oil and gas exploration and production. Having previously been Director of Development at BG Exploration & Production and prior to that at Phillips Petroleum Company, he has been responsible for major UK and international development projects and operations.

John Alexander van der Welle, *Finance Director* (47) qualified as a Chartered Accountant with Arthur Andersen. He joined Premier in March 1999 having previously been Finance Director at Hardy Oil & Gas plc and before that spent nearly 12 years at Enterprise Oil plc, most recently as Group Treasurer.

Mohamed Azam Khan Alizai, *Non-Executive Director* (70) joined the board of Premier in March 1997. His career has included appointments as Director of the Oil, Gas and Mining Department of the International Finance Corporation and Chairman of West Pakistan Industrial Development Corporation and Sui Northern Gas Pipeline in Pakistan. He will be a member of the Audit Committee.

Scott Jamieson Dobbie CBE, *Non-Executive Director* (63) joined the board of Premier in December 2000. His career has principally been in the City of London, where he has held senior posts, such as Managing Director of Wood Mackenzie and Chairman of Natwest Securities. He is currently Chairman of the Securities Institute as well as a Commissioner of the Jersey Financial Services Commission. He is also a director of The Edinburgh Investment Trust plc. He will be a member of the Audit and Remuneration Committees.

Ronald Victor Emerson, *Non-Executive Director* (55) joined the board of Premier in March 2001. He has held a number of senior positions in the banking sector, including senior roles at Bank of America, Nomura Bank and most recently with Standard Chartered Bank where he was Chief Executive of their Malaysia operations before becoming Group Head of Corporate Banking. Between 1997 and 1998 he was a Senior Adviser to the Financial Services Authority. He will be a member of the Audit and Remuneration Committees.

Ian Gray, *Non-Executive Director* (63) joined the board of Premier in January 1996. He joined Amerada Hess in 1995 from Conoco, where he was Vice President of International Exploration and Production until May 12000. He will be a member of the Audit Committee.

John Robert Wellwood Orange, *Non-Executive Director* (59) joined the board of Premier in February 1997. He held a variety of senior international management and legal posts during his 30 years with the BP Group. He will be New Premier's senior independent non-executive Director, Chairman of the Remuneration Committee, Chairman of the Audit Committee and a member of the Nomination Committee.

6.4 The companies and partnerships outside the Group of which the Directors and proposed Directors have, at any time during the preceding five years prior to the date of this document, been a director or partner, are set out below:

Director	Company or Partnership Name	Status
Sir David Glyndwr John KCMG	British Biotech plc	Resigned
	The BOC Foundation	Resigned
	BOC Group plc (The)	Resigned
	Balfour Beatty PLC	
	Glenapp Estate Company Limited	
	Glenapp Farms Limited	
	Inchcape Family Investments Ltd	
	Inchcape Family Trustees Limited	
	Pearsie Estate Company Limited	
	Rivers Steam Navigation Company (Holdings) Limited	
	The Council for Industry and Higher Education	
	British Standards Institution	
	Joint Arab-British Chamber of Commerce (The)	
	The St. Paul Companies Inc	
	The Prince of Wales International Business Leaders Forum	Resigned
	Asia House	
	Gray Dawes Group Limited	
Charles James Auldjo Jamieson	Anglo-Albanian Petroleum Ltd	Resigned
	Global Resources Ltd	Resigned
	Australian Worldwide Exploration NL	
Richard Thomas Liddell	PKP Exploration Ltd	
	Maxoil Services Ltd	Resigned
	Anglo-Albania Petroleum Ltd	
John Alexander van der Welle	British-Borneo Australia Ltd	Resigned
	British-Borneo Birch Ltd	Resigned
	British-Borneo Exploration & Production Ltd	Resigned
	British-Borneo Holdings Ltd	Resigned
	British-Borneo (Jersey) Ltd	Resigned
	British-Borneo Oil Ltd	Resigned
	British-Borneo Overseas Holdings	Resigned
	British-Borneo plc	Resigned
	British-Borneo Overseas Holdings	Resigned
	British-Borneo Timor Gap Petroleum Ltd	Resigned
	British-Borneo ZOCA 95-18 Ltd	Resigned
	Hardy Exploration & Production (India) Inc	Resigned
	Hardy Oil & Gas (Nederland) B.V.	Resigned
	Hardy Ventures International B.V.	Resigned
Mohamed Azam Khan Alizai	Pakistan Petroleum Ltd	
	GU Kazermunai Almaty	
Scott Jamieson Dobbie CBE	Financial Services National Training Org	
	Securities Institute (Services) Ltd	
	Murray VCT4 PLC	
	Securities Institute	
	Deutsche (Scotland) Ltd	
	Jersey Financial Services Commission	
	BT Pension Fund Trustees Ltd	
	The Edinburgh Investment Trust plc	
	Fresc Cicav	
	Scottish Financial Enterprise	
	Institute of Wealth Management	
	Standard Life European Private Equity Trust plc	
	Bankers Trust International Plc	Resigned
	CNW Group Ltd	Resigned
	CNW Securities Japan (Holdings) Ltd	Resigned
	CNWSI Ltd	Resigned
	CrestCo Ltd	Resigned
	Natwest Financial Products Plc	Resigned
	Natwest Global Services Ltd	Resigned
	Natwest Securities Ltd	Resigned
	Natwest Services Japan Ltd	Resigned
	NWSSI Ltd	Resigned
	Securities & Futures Authority	Resigned
Ronald Victor Emerson	Firmbeam Limited	Resigned
	S & C Leasing Limited	

Director	Company or Partnership Name	Status
Ian Gray	3/15 Royal Avenue (Management) Ltd	
	3-15 Royal Avenue Ltd	
	Amerada Hess (Argentina) Ltd	Resigned
	Amerada Hess (Australia) Ltd	Resigned
	Amerada Hess (Azerbaijan) Ltd	Resigned
	Amerada Hess (Brazil) Ltd	Resigned
	Amerada Hess (Cao) Ltd	Resigned
	Amerada Hess (China) Ltd	Resigned
	Amerada Hess (Faroes) Ltd	Resigned
	Amerada Hess (France) Ltd	Resigned
	Amerada Hess (Germany) Ltd	Resigned
	Amerada Hess (Indonesia Jabung) Ltd	Resigned
	Amerada Hess (Indonesia Natuna B) Ltd	Resigned
	Amerada Hess (Indonesia-Jambi Merang) Ltd	Resigned
	Amerada Hess (Indonesia-Lematang) Ltd	Resigned
	Amerada Hess (Indonesia-Pagatan) Ltd	Resigned
	Amerada Hess (Indonesia-Pangkah) Ltd	Resigned
	Amerada Hess (Ireland) Ltd	Resigned
	Amerada Hess (Kazakstan) Ltd	Resigned
	Amerada Hess (Malaysia-PM 304) Ltd	Resigned
	Amerada Hess (Malaysia-SK 306) Ltd	Resigned
	Amerada Hess (Martaban) Ltd	Resigned
	Amerada Hess (Netherlands) Ltd	Resigned
	Amerada Hess (South Atlantic) Ltd	Resigned
	Amerada Hess (Thailand) Ltd	Resigned
	Amerada Hess (Vietnam) Ltd	Resigned
	Amerada Hess (Yemen) Ltd	Resigned
	Amerada Hess International Ltd	Resigned
	Amerada Hess Overseas Ltd	Resigned
	Delta Hess (Azerbaijan) Ltd	Resigned
	Delta Hess Khazar Ltd	Resigned
John Robert Wellwood Orange	Atlas Copco UK Holdings Ltd	
	Oil Industries Club Ltd (The)	Resigned
	Institute of Petroleum	Resigned

6.5 At the date of this document none of the Directors or proposed Directors of New Premier:

(a) has any unspent convictions in relation to indictable offences;

(b) has been bankrupt or entered into an individual voluntary arrangement;

(c) was a director with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company's creditors generally or with any class of its creditors;

(d) has been a partner in a partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership;

(e) has had his assets the subject of any receivership or has been a partner of a partnership at the time of or within 12 months preceding any assets thereof being the subject of a receivership; or

(f) has been subject to any public criticism by any statutory or regulatory authority (including any recognised professional body) nor has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of the company.

7. Directors' and other interests in Premier and New Premier

7.1 *Directors' interests in Ordinary Shares*

Set out below are the interests of the Directors and proposed Directors of New Premier (and persons connected with them within the meaning of section 346 of the Companies Act) in Ordinary Shares in the capital of Premier (all of which interests are beneficial unless otherwise stated). Such interests are those which: (a) have been notified by each Director or proposed Director of New Premier to Premier pursuant to section 324 or section 328 of the Companies Act; or (b) are required pursuant to section 325 of the Companies Act to be entered into the register of directors' interests maintained under that section; or (c) are interests of a connected person of a

Director or proposed Director of New Premier which would, if the connected person were a Director, be required to be disclosed under (a) or (b) above, and the existence of which is known to or could with reasonable diligence be ascertained by that Director of New Premier as at 10 October 2002 (the latest practicable date prior to the publication of this document). Upon the Scheme becoming effective, the Directors and proposed Directors of New Premier will have the same interests below in New Ordinary Shares by virtue of the effect of the Scheme on their existing holdings of Ordinary Shares. The following table does not reflect the interests of the Directors and proposed Directors under the Premier Share Schemes, details of which are set out in paragraph 7.2 below.

Director	Number of Ordinary/New Ordinary Shares	Percentage of issued ordinary share capital pre-Restructuring	Percentage of issued ordinary share capital post-Restructuring
Sir David Glyndwr John KCMG*	167,000	0.01	0.02
Charles James Auldjo Jamieson	1,724,595	0.11	0.22
Richard Thomas Liddell**	539,322	0.03	0.07
John Alexander van der Welle	730,591	0.05	0.09
Mohamed Azam Khan Alizai	0	0	0
Scott Jamieson Dobbie CBE	100,000	0.01	0.01
Ronald Victor Emerson	100,000	0.01	0.01
Ian Gray	0	0	0
John Robert Wellwood Orange	50,000	0.00	0.01
	3,411,508	**0.22**	**0.44**

* 17,000 Ordinary Shares are held by Sir David Glyndwr John KCMG's wife.

** 150,000 Ordinary Shares are held by Richard Thomas Liddell's wife.

7.2 *Directors' Interests in options to subscribe for Ordinary Shares*

As at 10 October 2002 (the latest practicable date prior to the publication of this document) the following Directors and proposed Directors of New Premier have options to subscribe for Ordinary Shares in the capital of Premier as a result of their participation in the Premier Share Schemes:

Exercise Dates	Exercise Price (in pence)	Charles James Auldjo Jamieson	Richard Thomas Liddell	John Alexander van der Welle	Total
30.03.96† – 30.03.03	26.19	210,000			210,000
27.04.97† – 27.04.04	28.50	160,000			160,000
18.10.97† – 18.10.04	25.50	150,000			150,000
26.04.01* – 26.04.06	31.75	576,000			576,000
07.04.02* – 07.04.07	40.00	576,000			576,000
16.04.03* – 16.04.08	37.25	576,000			576,000
06.04.02* – 06.04.09	13.50			1,666,666	1,666,666
06.04.03* – 06.04.09	13.50			1,666,667	1,666,667
06.04.04* – 06.04.09	13.50			1,666,667	1,666,667
29.10.02* – 29.10.09	17.25	1,800,000			1,800,000
20.04.03* – 19.04.10	12.50	1,040,000			1,040,000
18.09.03* – 17.09.10	14.00	3,714,285	1,285,714		4,999,999
15.03.04* – 14.03.11	16.50		1,090,909	545,454	1,636,363
		8,802,285	**2,376,623**	**5,545,454**	**16,724,362**

† Options granted under the 1985 Share Option Scheme.

* Options granted under the Premier Executive Share Option Scheme (1995).

Richard Thomas Liddell was granted options under the Premier Oil plc SAYE Share Option Scheme 1999. Under this grant he has contracted to save £250 per month over a three year period which, if he saves for the full term, will entitle him to exercise options over 52,197 Ordinary Shares. These options were granted on 23 April 2002 at a discount of 20 per cent. to the market value set at the time of invitation to apply for options. Each option is exercisable at 18.2 pence and can be exercised during the six months from 1 June 2005.

John Alexander van der Welle was granted options under the Premier Oil plc SAYE Share Option Scheme 1999. Under this grant he has contracted to save £250 per month over a three year period which, if he saves for the full term, will entitle him to exercise options over 86,495 Ordinary Shares. These options were granted on

24 April 2000 at a discount of 20 per cent. to the market value set at the time of invitation to apply for options. Each option is exercisable at 11.2 pence and can be exercised during the six months from 1 June 2003.

Under the Premier Oil Executive Equity and Asset Incentive Scheme, Charles James Auldjo Jamieson was granted 290 participation points and Richard Thomas Liddell and John Alexander van der Welle were both awarded 190 participation points in the executive directors pool on 16 July 2001.

The benefits under the scheme are paid half in cash and half in Ordinary Shares (by dividing the cash value by the Ordinary Share price on the day prior to the release of the award). The cash payment will be released in the second half of 2004 and the Ordinary Shares have an additional holding period of six months.

Charles James Auldjo Jamieson, Richard Thomas Liddell and John Alexander van der Welle have the following interests as at 10 October 2002 (being the last practicable date prior to the publication of this document) in Ordinary Shares as a result of the Partnership Shares acquired, and Free Shares and Matching Shares awarded, under the Premier Oil plc Share Incentive Plan:

Director	Free Shares*	Partnership Shares	Matching Shares	Total
Charles James Auldjo Jamieson	526	0	0	526
Richard Thomas Liddell	526	2,741	2,741	6,008
John Alexander van der Welle	526	2,741	2,741	6,008

* These Free Shares will be held in a trust for a period of three years after which the Directors may either hold the Ordinary Shares in their name, or sell them, provided they are employed by the Group at the end of the three year period.

7.3 In the event that the Scheme is completed then the Directors of New Premier will have interests in New Premier Shares arising pursuant to their existing interests in Premier Shares under the Premier Share Schemes referred to above. The extent to which they do have interests in the New Premier Shares will depend upon whether they exercise or rollover their options/awards.

7.4 Save as set out above, no Director and proposed Directors of New Premier (nor any person connected with them) has at the date of this document, or is expected to have upon Admission, any interests in the share capital of New Premier. Save as set out above, no Director and proposed Directors of New Premier (nor any person connected with them) holds an interest in any other securities of the Group.

7.5 Save as set out herein, no Director and proposed Directors of New Premier has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of New Premier or the Group and which was effected by New Premier or any member of the Group during the current or immediately preceding financial year, or which was effected during an earlier financial year and remains in any respect outstanding or unperformed.

7.6 There are no outstanding loans or guarantees granted or provided by Premier or New Premier or any of their respective subsidiaries or for the benefit of any Director.

8. Directors' service contracts, non-executive Directors' letters of appointment and remuneration

8.1 Save as mentioned below, there are no service contracts with any of the Directors with a notice or contract period of one year or more or with provisions for pre-determining compensation on termination of any amount which equals or exceeds one year's salary and benefits in kind.

(i) The executive Directors have service contracts with Premier, the principal features of which are set out below.

(a) **Charles James Auldjo Jamieson** was appointed Chief Executive under the terms of a contract of employment with Premier dated 15 September 1983. He is entitled to an annual salary of £305,000. Under the terms of the service contract, his employment may be terminated by 24 months' notice in writing by either him or Premier. In any event the service contract shall terminate on the date on which he attains the age of 65. He is also entitled to a company car (or car allowance) and to benefits under Premier's health and accident insurance schemes. Charles Jamieson received in 2001 a bonus of £58,000 in cash and the equivalent in shares in Premier. The value of his benefits in kind for the year 2001 was £20,800.

(b) **John Alexander van der Welle** was appointed Group Finance Director under the terms of a contract of employment with Premier dated 1 April 1999. He is entitled to an annual salary of £200,000. Under the terms of the service contract, his employment may be terminated by 24 months' notice in writing by either him or Premier. In any event the service contract shall terminate on the date on which he attains the age of 60. He is also entitled to a company car (or car allowance) and to benefits under Premier's health and accident insurance schemes. John van der Welle received in 2001 a bonus of £38,000 in cash and the equivalent in shares in Premier. The value of his benefits in kind for the year 2001 was £16,800.

(c) **Richard Thomas Liddell** was appointed Operations Director under the terms of a contract of employment with Premier dated 4 June 2000. He is entitled to an annual salary of £200,000. Under the terms of the service contract, his employment may be terminated by 12 months' notice in writing by either him or Premier. In any event the service contract shall terminate on the date on which he attains the age of 60 years. He is also entitled to a company car (or car allowance) and to benefits under Premier's health and accident insurance schemes. Richard Liddell received in 2001 a bonus of £38,000 in cash and the equivalent in shares in Premier. The value of his benefits in kind for the year 2001 was £15,000.

With effect from completion of the Scheme each of the executive Directors will enter into new service contracts with New Premier on the same terms as their existing service contracts with Premier. There will be no change in the total emoluments receivable by the executive Directors as a result of the Scheme.

Save as disclosed in this document, there are no existing or proposed service contracts between the Directors and New Premier or any of its subsidiaries.

(ii) Each of the non-executive Directors to be appointed, has a letter of appointment with Premier. The principal features of the letters of appointment of the proposed non-executive Directors are set out below.

(a) **Sir David Glyndwr John KCMG** was appointed non-executive director and Chairman with effect from 1 March 1998 pursuant to a letter dated 27 February 1998. He receives fees of £90,000 per annum.

(b) **Mohamed Azam Khan Alizai** was appointed international adviser as well as non-executive director on 4 December 1996 pursuant to a letter. He receives fees of £25,000 per annum (and in addition consultancy fees of US$116,600 for advisory services undertaken for the Group outside the UK).

(c) **Scott Jamieson Dobbie CBE** was appointed non-executive director with effect from 4 December 2000 pursuant to a letter dated 6 November 2000. He receives fees of £25,000 per annum.

(d) **Ronald Victor Emerson** was appointed non-executive director with effect from 12 March 2001 pursuant to a letter dated 6 March 2001. He receives fees of £25,000 per annum.

(e) **John Robert Wellwood Orange** was appointed non-executive director on 29 January 1997 with effect from 1 February 1997. He receives fees of £35,000 per annum.

(f) **Ian Gray** was appointed non-executive director with effect from 18 January 1996 pursuant to a letter. He receives fees of £25,000 per annum.

With effect from completion of the Scheme each of the proposed non-executive Directors will enter into a new letter of appointment with New Premier on the same terms as their existing letter with Premier. There will be no change in the total emoluments receivable by the non-executive Directors as a result of the Scheme.

Save as disclosed in this document, there are no existing or proposed letters of appointment for the proposed non-executive Directors with New Premier or any of its subsidiaries.

8.2 *Remuneration*

The total aggregate of the remuneration paid and benefits in kind granted to the Directors by members of the Group during the year ended 31 December 2001 was £1,254,239 (including pension contributions but excluding US$116,600 paid to Mohamed Azam Khan Alizai as an international adviser). Of this £1,025,899 related to executive Directors and £228,340 related to non-executive Directors.

The aggregate estimated amount payable to Directors by members of the Group for the current financial year under arrangements in force at the date of this document is £1,191,613. This figure includes pension contributions but excludes any bonus which may be payable and Mohamed Azam Khan Alizai's fees as an international adviser.

There is no arrangement under which a Director has waived or agreed to waive future emoluments nor were there any waivers of Director's emoluments in the financial period ended 31 December 2001.

8.3 *Pensions*

Charles James Auldjo Jamieson is a member of the Premier Oil plc Retirement and Death Benefits Plan (the "Plan"). The Plan is a funded Inland Revenue approved final salary scheme, with a normal pension of up to two thirds final salary at the age of 60. Benefits are actuarially reduced on early retirement before age 60, while pension payments increase by the lower of the rate of inflation or 5 per cent. per annum. Members of the Plan have the option to pay additional voluntary contributions. Premier has agreed to provide Richard Thomas Liddell and John Alexander van der Welle with a pension as if they were contributing members of the Plan, not subject to the earnings cap.

9. **Premier Share Schemes**

9.1 *1985 Share Option Scheme*

Share options awarded under this scheme can be exercised at the holder's discretion between three and ten years after being awarded. After ten years the options expire. No grant of options under this scheme has taken place since 1994.

9.2 *Premier Executive Share Option Scheme (1995)*

Options granted under this scheme are normally exercisable not less than three years after their date of grant and will lapse unless previously exercised on their tenth anniversary. Options cannot normally be exercised until pre-determined performance conditions have been achieved. For options granted prior to 2000 the performance requirement was that the share price plus the value of dividends paid must, measured at the end of any consecutive three-year period, have grown at a rate equal to or greater than the relevant peer group of companies over the same period. Options granted following this date are dependent upon growth in Premier's earnings per share of at least 3 per cent. per annum compound above the retail price index over a three-year period.

9.3 *Premier Oil plc Save As You Earn Share Option Scheme 1999*

Under this scheme employees (including executive directors) with six months or more continuous service are invited within a period of 42 days of the announcement of the annual and interim results to join the scheme. Employees may save between £5 and £250 per month, through payroll deduction, for a period of three to five years, after which time they can acquire shares at a discount of up to 20 per cent. of the market value set at the time of the invitation.

9.4 *Premier Oil Executive Equity and Asset Incentive Scheme*

This scheme is a 'one-off' scheme designed to reward an improvement in the asset value of the business and the market value of Premier over a three-year period. The scheme therefore has two bonus pools, each pool being dependent upon one of the following two performance measures. The executive directors participate in the scheme as well as some 30 other executives. The equity bonus pool is created by comparing the market value calculated by reference to the average share price for the three months prior to the start of the period (16 May 2001) with the market value similarly calculated three years later. The asset bonus pool is based upon the increase in the appraised net asset value of the business over a three-year period – from the start of 2001 to the end of 2003. In either case there is no bonus pool unless there has been an increase in the relevant measure of at least 12 per cent. compound per annum. When a growth of 12 per cent. compound per annum has been achieved then a bonus pool is created which is equal to 1 per cent. of the increase in that measure. When the growth is 25

per cent. or more compound per annum, then a bonus pool is created which is equal to 2.5 per cent. of the increase in that measure. Between the above two points a proportionate calculation is undertaken. Vesting under either pool is dependent upon the Remuneration Committee being satisfied that there has been an improvement in the performance of Premier over the three-year period.

The bonus pools are then distributed up to 33 per cent. to the executive directors, 40 per cent. to other executives and the remainder on a discretionary basis. The individual participation is calculated as the number of participation points that they have been awarded when compared to the aggregate number of participation points awarded.

The benefits under the scheme are paid half in cash and half in shares (by dividing the cash value by the share price on the day prior to release of the award). The cash payment is due to be released in 2004. The shares have an additional holding period of six months.

9.5 *Premier Oil plc Share Incentive Plan*

Under this plan employees may make contributions to acquire Ordinary Shares ("Partnership Shares"). Alternatively, or in addition to the Partnership Shares, the Board may, in its discretion, award a number of Ordinary Shares to each employee being an outright award of shares ("Free Shares"), on such basis as determined by the Board i.e. profit share or subject to performance, and/or if an employee agrees to buy a certain number of Partnership Shares, Premier may match the number of Partnership Shares bought with an award of Ordinary Shares ("Matching Shares"), on such basis as determined by the Board but which may not exceed two Matching Shares for each Partnership Share.

10. Effect of the Scheme on the Premier Share Schemes

Further details of the effect of the Scheme on the Premier Scheme Schemes will shortly be sent to the participants. The following is a general summary of those effects.

Premier Oil plc Savings Related Share Option Scheme (also known as the Premier Oil plc Save As You Earn ("SAYE") Share Option Scheme)

Three year options granted under this scheme in 1999 are now exercisable (to the extent of savings accumulated at the time of exercise). If the Scheme is approved by the Court, all other options will also become exercisable but options will lapse on the Scheme becoming effective. Optionholders will be able to exchange their existing options for options to acquire New Premier Shares on the same terms.

1985 Share Option Scheme

All options granted under this scheme are currently exercisable. The Scheme will have no effect on these options. If the options are exercised after the Scheme becomes effective, optionholders will be issued with New Premier Shares.

Premier Executive Share Option Scheme (1995)

Some options granted under this scheme are currently exercisable. All other options will become exercisable for a six month period after the Scheme is approved by the Court. If the options are not exercised or exchanged in that period, they will lapse. Optionholders who do not exercise them will, subject to Inland Revenue approval, be able to exchange their existing options for options to acquire New Premier Shares on the same terms.

Premier Oil plc Share Incentive Plan (also known as the All Employee Share Ownership Plan)

Ordinary Shares which are currently held on trust for employees will be replaced by New Premier Shares under the terms of both the Approved or Unapproved parts of the plan. The trustees holding the Ordinary Shares contained in this plan will continue to hold the New Premier Shares on behalf of participants until the normal release date. Individuals who are currently buying Ordinary Shares on a monthly basis under this Scheme will no longer be able to do so after November 2002.

Premier Oil Executive Equity and Asset Incentive Scheme

Under the rules of this scheme, awards are released on the Scheme becoming effective, if the applicable performance conditions are achieved for the period from grant of the award in 2001 to that date. It is currently expected that, based on the Company's performance since grant, those performance conditions would be satisfied, so giving rise to awards to participants.

Participants will, however, be offered the opportunity to waive their awards in exchange for the grant of equivalent awards by New Premier so that the scheme can continue as planned until 2004. Those Directors of New Premier who participate in this scheme have confirmed that they intend to do this.

If the Scheme becomes effective, New Premier will establish new share schemes, which will be used for the grant of options or awards to employees in the future. These schemes will be identical to the existing Premier Share Schemes. Options or rights granted under the existing Premier Share Schemes will count against the limits on participation under the New Premier share schemes. Establishment of the new schemes to replace Premier's existing savings-related share option scheme, share option scheme and share incentive plan will be subject to Inland Revenue approval. These schemes will be adopted by New Premier prior to the Scheme Effective Date.

11. Principal subsidiaries and associated undertakings

11.1 Following implementation of the Scheme, New Premier will directly own 100 per cent. of the issued share capital of Premier and will accordingly become the holding company of the existing Group. The following table shows what will be the principal subsidiaries, joint ventures and associated undertakings of New Premier, being those which New Premier considers to be likely to have a significant effect on the assessment of the assets and liabilities, the financial position and/or the profits and losses of the Group.

Company Name	Registered Office	Issued share capital	Percentage owned	Principal activity
Premier	4th Floor, Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN	1,550,342,520 Ord 5 pence	100	Oil and gas exploration, development and production
Premier Oil Exploration Ltd	4th Floor, Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN	3,919,999 Ord £1 72,845,000 6% Redeemable Cumulative Pref £1	100	Exploration, production and development, UK
Premier Oil Holdings Ltd	23 Lower Belgrave Street, London SW1W 0NR	6,395,109,120 Ord 10p	100	Holding Company
Premier Oil Dorset Ltd	23 Lower Belgrave Street, London SW1W 0NR	100 £1 Ord and 1 £1 Spec	100	Dormant
Premier Pict Petroleum Ltd	4th Floor, Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN	52,568,649 Ord 5p	100	Oil and Gas Exploration
PCO Trading Ltd	23 Lower Belgrave Street, London SW1W 0NR	100 Ord £1	100	Oil trading, UK
PCO Finance Ltd	22 Grenville Street, St Helier, Jersey JE4 8PX Channel Islands	9 Founder £1	100	Investment, UK
Premier Consolidated Oilfields Finance B.V.*	Ruig & Partners Stadhouderslaan 100, 2517 JC's-Gravenhage, Postbus 29702, 2502 LS, The Hague, Netherlands	5,000 NLG10	100	Investment and exploration, Europe
Premier Oil Natuna Sea B.V.*	Ruig & Partners Stadhouderslaan 100, 2517 JC's-Gravenhage, Postbus 29702, 2502 LS, The Hague, Netherlands	40 NLG1,000	100	Exploration, production and development, Indonesia
Premier Oil Kakap B.V.*	Ruig & Partners Stadhouderslaan 100, 2517 JC's-Gravenhage, Postbus 29702, 2502 LS, The Hague, Netherlands	40 NLG1,000	100	Exploration, production and development, Indonesia
Premier Oil Overseas B.V.*	Ruig & Partners Stadhouderslaan 100, 2517 JC's-Gravenhage, Postbus 29702, 2502 LS, The Hague, Netherlands	53 NLG1,000	100	Holding

Investments in other entities as at 10 October 2002 are:

Company Name	Registered Office	Percentage owned	Principal activity
Premier-Kufpec Pakistan B.V.†	Ruig & Partners Stadhouderslaan 100, 2517 JC's-Gravenhage, Postbus 29702, 2502 LS, The Hague, Netherlands	50.0	Exploration, development and production, Pakistan
Anglo Albanian Petroleum Ltd †	Mourant & Co, PO Box 87 22 Grenville Street, St Helier, Jersey JE4 8PX Channel Islands	50.0	Exploration and production, Albania

* Held through subsidiary undertakings.

† Advantage has been taken of the exemption granted by Schedule 5 paragraph 9(4) of the Companies Act from disclosing details of entities' results and net assets.

11.2 Save as disclosed above, there are no other undertakings which are likely to have a significant effect on the Group's assets and liabilities, financial position and/or profits and losses.

12. Principal offices and properties

The principal offices owned or leased by the Group are as follows:

Location	Tenure	Rent (p.a.)	Term	Size (sq.ft.)
23 Lower Belgrave Street, London SW1W ONR	Leasehold	£35 per sq. ft.	Expires 24/12/08	Approximately 30,000

13. Working capital

New Premier is of the opinion that, having regard to the bank and other facilities available to the Group, the working capital available to the Group is sufficient for its present requirements, that is, for at least the next 12 months from the date of this document.

14. Significant changes

14.1 There has been no significant change in the financial or trading position of the Group since 30 June 2002, being the end of the last financial period for which unaudited financial statements have been published.

14.2 There has been no significant change in the financial or trading position of New Premier since 10 October 2002, the date to which Ernst & Young LLP's report set out in section 1 of Part III of this document was prepared.

15. Litigation

Neither New Premier nor any member of the Group are or have been involved in any legal or arbitration proceedings nor, so far as the Directors are aware, are any such proceedings pending or threatened by or against New Premier or any member of the Group which may have, or have had during the 12 months preceding the date of the document, a significant effect on the financial position of New Premier or the Group.

16. Substantial interests in shares

16.1 Based on interests in shares in the capital of Premier which have been notified to Premier in accordance with Part VI of the Companies Act or of which New Premier is otherwise aware, as at 10 October 2002 (being the last practicable date prior to the publication of this document) the following persons, other than those relating to the Directors, will be interested, following the Scheme becoming effective, directly or indirectly, in three per cent. or more of the issued share capital (on the basis of their existing holdings of Ordinary Shares as at 10 October 2002, the last practicable day prior to the publication of this document):

Name	Number of New Ordinary Shares	Percentage of issued ordinary share capital pre-Restructuring	Percentage of issued ordinary share capital post-Restructuring
Amerada Hess Limited	388,759,764*	25.0	nil
Petronas International Corporation Limited	388,759,763*	25.0	nil
HBOS plc	49,911,043	3.2	6.4

* These Ordinary Shares will be replaced by the same number of ordinary shares in New Premier pursuant to the Scheme and will be cancelled pursuant to the Reduction of Capital.

16.2 Save as disclosed in paragraph 16.1 above, so far as is known to New Premier, there is no person who is, or will be, immediately following the Scheme becoming effective, directly or indirectly, interested in three per cent. or more of the New Ordinary Shares.

16.3 Save as disclosed in paragraph 4.7(G) of Part I of this document, there are no persons, so far as they are known to New Premier, who, following the Scheme becoming effective, directly or indirectly, acting jointly with others or acting alone, could exercise control over New Premier.

17. Material contracts

17.1 The following contracts are the only contracts (not being contracts entered into in the ordinary course of business) which (i) have been entered into by Premier or a member of the Group in the two years preceding the date of this document which are or may be material to Premier or the Group; or (ii) have been entered into by Premier or any member of the Group and are contracts under which Premier or any member of the Group has any obligation or entitlement which is material to the Group as at the date of this document:

(A) The Framework Agreement dated 16 September 2002 (details of which are given in Part II of this document).

(B) Subscription agreement dated 30 September 1999 between Premier, Amerada Hess and PICL.

Under the subscription agreement Amerada Hess and PICL each subscribed in cash at a price of 25 pence per share for such number of Ordinary Shares as resulted in each of them holding 25 per cent. of Premier's issued Ordinary Shares immediately following the subscription. In addition, they each subscribed for 18,107,126 Convertible Shares at a price of 25 pence per share.

Under this agreement Amerada Hess and PICL each have the right to require the appointment of up to two persons, nominated by them and consented to by Premier (such consent not to be unreasonably withheld), as non-executive directors, provided in each case they hold not less than 20 per cent. of the Ordinary Shares (they will each only be able to appoint one non-executive director if their shareholding is less than 20 per cent. but greater than or equal to 12.5 per cent.).

Under this agreement Amerada Hess and PICL each agreed that they would exercise all rights deriving from their Ordinary Shares, so far as they reasonably can, so as not to prevent Premier from being able to carry on its business independently of them and that all transactions between Premier and either Amerada Hess and PICL will be at arms length and on normal commercial terms. On Completion of the Restructuring this agreement will terminate.

(C) Agreement between POOBV, PSP and Shell dated 28 September 2001 in connection with the termination of the joint venture formed by POOBV and Shell in relation to specified petroleum interests in Pakistan through the execution of the joint venture agreement dated 22 January 1999 between POOBV and Shell.

The termination of the joint venture agreement was to have economic effect from 1 January 2001. Under these agreements, Shell agreed to sell its entire 49.9 per cent. holding in PSP to POOBV, PSP agreed to sell its entire holding in KPBV (then a subsidiary of PSP) to Shell and it was agreed that a new subsidiary of PSP was to succeed to certain of the assets of KPBV. Premier and Shell agreed to indemnify one another for any liabilities arising from KPBV's assets according to their ownership of those assets after completion and Premier agreed to indemnify Shell for any liabilities arising from PSP. Premier and Shell gave standard commercial warranties to one another.

A payment of $3.5 million was made to Shell for non-petroleum balance sheet assets and liabilities at 1 January 2001 and a further payment was to be made by Shell to POOBV of $13.6 million in order to account for certain cash payments up to completion.

(D) Agreement between Kufpec and POOBV dated 16 September 2001.

Under this agreement, POOBV agreed to sell to Kufpec of 50 per cent. of the entire issued share capital of PSP for a consideration of $105 million. In addition, Kufpec agreed to transfer Kufpec (Pakistan) Limited to PSP. The effective date of the acquisition was to be 1 January 2001 and as a result a further payment was to be made by Kufpec representing working capital balances since 1 January 2001. POOBV gave and received certain standard commercial warranties and indemnities.

(E) On 8 January 2001, 21 March 2001, 25 April 2001, 25 September 2001, 8 March 2002 and 28 June 2002 Premier entered into agreements amending and restating a facility agreement dated 20 April 2000 between, among others, Premier, Chase Manhattan Plc, ABN Amro Bank N.V., Barclays Capital and The Royal Bank of Scotland Plc, as arrangers, Barclays Bank PLC as agent and the banks named therein as lenders granting

Premier and certain subsidiaries of Premier a committed revolving credit facility maturing on 30 June 2003 in an amount of up to $250,000,000 for general corporate purposes.

(F) On 16 September 2002 Premier entered into a facility agreement with, among others, Barclays Capital and The Royal Bank of Scotland plc, as arrangers, Barclays Bank PLC, as agent and the banks named therein as lenders granting Premier and certain subsidiaries of Premier committed revolving credit facilities with a term-out option maturing on the date falling 364 days after the date of the agreement or, if the term-out is exercised, 31 March 2004 in an amount of up to $210,000,000 the proceeds of which are intended to be used to refinance the existing borrowings of Premier and its subsidiaries, to redeem some or all of the US private placement loan notes issued by Premier and the £28,000,000 convertible capital bonds due 2005 issued by PCO Finance Limited and for general corporate purposes subject to certain limitations set out therein.

17.2 Save as disclosed in paragraph 17.1, neither New Premier nor any member of the Group has entered into any contract either (i) within the two years preceding the date of this document which is or may be material to New Premier or the Group; or (ii) under which New Premier or any member of the Group has any obligation or entitlement which is material to the Group as at the date of this document.

18. Employees

The average number of persons employed by the Group for each of the three preceding financial years ended 31 December is as follows:

Year	Average number of employees
1999	385
2000	445
2001	488

19. United Kingdom taxation

The following comments are intended as a general guide only and are based on current legislation and Revenue practice in the United Kingdom as at the date of this document and are therefore subject to changes. Except where the position of non-United Kingdom resident shareholders is expressly referred to, these comments deal only with the position of shareholders who are resident in the United Kingdom for tax purposes, who are the beneficial owners of their New Ordinary Shares and who hold their New Ordinary Shares as an investment. They do not deal with the position of certain classes of shareholders, such as dealers in securities.

19.1 Taxation of Dividends

Taxation of United Kingdom Resident Shareholders

Under current United Kingdom tax legislation, no amounts in respect of tax will be withheld at source from dividend payments made by New Premier.

Where New Premier pays a dividend, a holder of a New Ordinary Share who is an individual resident (for tax purposes) in the United Kingdom and who receives that dividend will be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the total of the dividend and the related tax credit, which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the gross dividend of an amount determined by applying the "Schedule F upper rate", which is currently 32.5 per cent., to the gross dividend and then deducting the tax credit from that sum. So, for example, a dividend of £80 will carry a tax credit of £8.89 (one-ninth of £80) and to the extent that the dividend and the related tax credit fall above the threshold for the higher rate of income tax, the income tax payable on the dividend by an individual liable to income tax at the higher rate will be 32.5 per cent. of £88.89 (i.e. dividend of £80 plus tax credit of £8.89), namely £28.89, less the tax credit of £8.89, leaving a net tax charge of £20. There will be no payment of the tax credit or any part of it to an individual whose liability to income tax on the dividend and the related tax credit is less than the tax credit except where the individual holds the relevant New Ordinary Shares through a personal equity plan or individual savings account and the dividend is paid on or before 5 April 2004.

United Kingdom exempt approved pension funds will not be liable to income tax or corporation tax on dividends received by them from New Premier and will not be entitled to claim a refund of all or part of the tax credits in respect of those dividends.

Holders of New Ordinary Shares who are charities (or certain other bodies specified in section 35 of the Finance (No. 2) Act 1997), will not be entitled to a tax credit in respect of dividends which they receive from New Premier but may be entitled to a payment by the Inland Revenue of a specified proportion of any dividend paid by New Premier to the holder on or before 5 April 2004, that proportion declining on a year-by-year basis.

A holder of New Ordinary Shares who is a trustee of a discretionary or accumulation trust which is resident (for tax purposes) in the United Kingdom and who receives a dividend paid by New Premier will be taxable on the total of the dividend and the related tax credit at the "Schedule F trust rate", which is currently 25 per cent. and will be entitled to the tax credit from that sum.

Subject to certain exceptions for some insurance companies with overseas business, a corporate holder of New Ordinary Shares that is resident for tax purposes in the United Kingdom and that receives a dividend paid by New Premier will not be taxable on the receipt of the dividend but will not be entitled to the payment of any tax credit with respect to the dividend.

Whether a holder of New Ordinary Shares who is resident for tax purposes in a country other than the United Kingdom is entitled to a tax credit in respect of dividends received from New Premier and to claim payment of any part of that tax credit will depend on the provisions of any double taxation convention or agreement which may exist between that shareholder's country of residence and the United Kingdom. However, where a non-United Kingdom resident holder of New Ordinary Shares is entitled to claim payment of any part of a tax credit, however, currently the amount payable will be less than one per cent. of the dividend to which it relates. A non-United Kingdom resident holder of New Ordinary Shares may be subject to foreign taxation on dividend income in its country of residence.

19.2 UK Capital Gains Tax

For the purpose of United Kingdom taxation on chargeable gains, a disposal of New Ordinary Shares by a holder of New Ordinary Shares resident (or ordinarily resident) for tax purposes in the United Kingdom or a holder of New Ordinary Shares that carries on a trade, profession or vocation in the United Kingdom through a branch or agency and has used, held or acquired the New Ordinary Shares for the purposes of such trade, profession or vocation or such branch or agency may, depending on the holder's circumstances, give rise to a chargeable gain or allowable loss.

19.3 Stamp Duty

UK Stamp duty and stamp duty reserve tax ("SDRT")

No liability to stamp duty or SDRT will generally arise on the allotment and issue of New Ordinary Shares by New Premier pursuant to the Scheme.

Stamp duty and/or SDRT will generally be payable on a transfer on sale (or on an agreement to transfer on sale) of New Ordinary Shares.

The above statements are intended a as a general guide to the current stamp duty and SDRT position and do not relate to persons such as market makers, brokers, dealers and persons connected with depositary arrangements or clearance services, to whom special rules apply.

If you are in any doubt as to your tax position or if you require more detailed information than that outlined above, you should consult an appropriate professional adviser immediately.

20. Consents

20.1 Deutsche Bank, which is regulated in the United Kingdom for the conduct of investment business by The Financial Services Authority, has given and not withdrawn its written consent to the inclusion of its name and references to it in this document in the form and context in which they appear.

20.2 Ernst & Young LLP consents to, and authorises for the purpose of section 79 of the Financial Services and Markets Act 2000, the reports by them and the statements attributed to them being included in the listing particulars dated 11 October 2002 in the form and context in which they are included.

20.3 DeGolyer and MacNaughton consents to, and authorises for the purpose of section 79 of the Financial Services and Markets Act 2000, the report by them and the statements attributed to them being included in the listing particulars dated 11 October 2002 in the form and context in which they are included.

21. Expenses

The total costs payable by Premier and/or New Premier in connection with the Scheme and Admission are estimated to amount to approximately £8.8 million (including any amounts in respect of value added tax). There are no amounts payable to financial intermediaries.

22. General

22.1 No person has been authorised to give any information or to make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been authorised. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities in any circumstances in which such offer or solicitation is unlawful. The delivery of this document shall not under any circumstances imply that the information contained herein is correct as at any time subsequent to the date hereof or that there has not been any change in the affairs of the Group since the date hereof.

22.2 CREST is a paperless settlement system enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by written instrument. The New Premier Articles permit the holding of the New Ordinary Shares under the CREST system. The Directors will apply for the New Ordinary Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in New Ordinary Shares following Admission may take place within the CREST system. CREST is a voluntary system and holders of New Ordinary Shares who wish to receive and retain share certificates will be able to do so.

22.3 For Scheme Shareholders who hold their Ordinary Shares in a CREST account, New Ordinary Shares are expected to be credited to the relevant CREST accounts on the date of Admission. Since there is only a short period of trading between the expected admission of the New Ordinary Shares and the Reduction of Capital becoming effective, it is not proposed that definitive share certificates will be despatched until after the Reduction of Capital and Consolidation have occurred. If the Reduction of Capital and Consolidation do not occur, definitive share certificates will be despatched once it becomes apparent that the Reduction of Capital and Consolidation will not occur. During the interim period, those shareholders who wish to trade their New Ordinary Shares prior to the receipt of definitive share certificates may certify their share transfer forms against the share register by contacting the Registrar. For those holding shares in certificated form, definitive share certificates for the Consolidated Ordinary Shares are expected to be despatched within ten days of Completion. In the case of joint holders, certificates will be despatched to the joint holder whose name appears first in the register. All certificates will be sent by pre-paid first-class post at the risk of the person entitled thereto.

22.4 As from the date on which the Scheme becomes effective, existing certificates representing holdings of shares in Premier will cease to be valid as documents of title and shareholders should, if so requested by New Premier, send such certificates to New Premier for cancellation.

22.5 Ordinary Shares held in uncertificated form will be disabled in CREST on the date on which the Scheme becomes effective. New Premier reserves the right to issue New Ordinary Shares to all shareholders in certificated form if, for any reason, it wishes to do so.

22.6 All mandates in force at 5.30 p.m. on the Scheme Record Date relating to payment of dividends on Premier Shares and all instructions then in force relating to notices and other communications will, unless and until varied or revoked, be deemed from the date on which the Scheme becomes effective to be valid and effective mandates or instructions to New Premier in relation to the corresponding holding of New Premier Shares.

23. Documents available for inspection

Copies of each of the following documents will be available for inspection during normal business hours on any weekday (Saturday and public holidays exempted) at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY from the date of this document until the conclusion of the date on which the Scheme becomes effective:

(A) the current memorandum and articles of association of Premier;

(B) the proposed memorandum and articles of association of New Premier;

(C) the audited consolidated accounts of Premier for the two financial years ended 31 December 2000 and 31 December 2001 and the unaudited half yearly financial information of Premier for the period ended 30 June 2002;

(D) Ernst & Young LLP's reports set out in sections 1, 2 and 4 of Part III of this document;

(E) the Competent Person's Report as set out in Part IV of this document;

(F) the Directors' service contracts and the non-executive Directors' letters of appointment referred to in paragraph 8 of this Part V;

(G) the material contracts referred to in paragraph 17 of this Part V;

(H) the written consents referred to in paragraph 20 of this Part V;

(I) the rules of the Premier Share Schemes summarised in paragraph 9 of this Part V and the draft rules of the proposed New Premier share schemes referred to in paragraph 10 of this Part V;

(J) the Circular dated 11 October 2002 and the forms of proxy; and

(K) this document.

The following definitions apply throughout this document, unless the context requires otherwise:

"$" or "US$"	United States of America Dollar
"£"	Great British Pounds Sterling
"Admission"	the admission of the New Ordinary Shares to listing on the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's market for listed securities in accordance with the Admission and Disclosure Standards issued by the London Stock Exchange
"Admission and Disclosure Standards"	the requirements contained in the publication "Admissions and Disclosure Standards" dated May 2001 (as amended from time to time) containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities
"Amerada Hess"	Amerada Hess Limited, a company incorporated in England and Wales with registered number 807346
"Audit Committee"	the audit committee of the Board
"Balak"	Badan Pelaksana, the regulatory body in Indonesia responsible for approvals formerly undertaken by Pertamina
"Board of Directors" or the "Board" or the "Directors"	the board of directors of New Premier
"business day"	any day on which banks are open for business (other than solely for trading and settlement of the Euro) in London other than a Saturday or Sunday or public holiday
"Circular"	the circular to Premier Shareholders dated 11 October 2002
"Companies Act"	Companies Act 1985 (as amended)
"Competent Person's Report"	the report of DeGolyer and MacNaughton dated 9 October 2002 and set out in Part IV of this document
"Completion"	completion of the Restructuring in accordance with the Framework Agreement
"Consolidation"	the proposed consolidation of the share capital of New Premier whereby every ten New Ordinary Shares in issue immediately following the Reduction of Capital becoming effective will be consolidated into one ordinary share of 50 pence each in the capital of New Premier
"Consolidated Ordinary Shares"	ordinary shares in New Premier arising as a result of the Consolidation
"Continuing Group"	New Premier and its subsidiaries and subsidiary undertakings following completion of the Restructuring
"Convertible Shares"	non-voting convertible ordinary shares of 5 pence each in the capital of Premier
"Court"	the Court of Session in Edinburgh
"Court Hearing"	the hearing of the petition to sanction the Scheme or the hearing of the petition to sanction the Reduction of Capital as the context requires
"Court Meeting"	the meeting of Independent Shareholders of Premier convened by order of the Court for 5 November 2002, notice of which is set out on pages 65 to 66 of the Circular, or any adjournment thereof

"CREST"	a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is operator (as defined in the CREST Regulations)
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)
"Deutsche Bank"	Deutsche Bank AG London
"Framework Agreement"	the agreement dated 16 September 2002 between Premier, New Premier, Amerada Hess and PICL relating to the Restructuring
"Free Shares"	as defined in paragraph 9.5 of Part V of this document
"ICTA 1988"	means the Income and Corporation Taxes Act 1988
"Irish Stock Exchange"	Irish Stock Exchange Limited
"Independent Shareholders"	the holders of Ordinary Shares other than Amerada Hess or PICL
"KPBV"	Kirthar Pakistan B.V.
"Kufpec"	Kuwait Foreign Petroleum Exploration Company K.S.C.
"London Stock Exchange"	London Stock Exchange plc
"Matching Shares"	as defined in paragraph 9.5 of Part V of this document
"Natuna"	West Natuna Sea Block A in Indonesia
"Natuna 1"	a company to be incorporated which will hold a 15 per cent. interest in Natuna
"Natuna 2"	a company to be incorporated which will hold a 23 per cent. interest in Natuna
"Natuna 1 Shares"	all the issued shares in the capital of Natuna 1 as at Completion
"Natuna 2 Shares"	all the issued shares in the capital of Natuna 2 as at Completion
"NAV"	net asset value
"New Convertible Shares"	non-voting convertible ordinary shares of 17.5 pence each in the capital of New Premier
"New Ordinary Shares"	ordinary shares in the capital of New Premier initially of 17.5 pence each and following the Reduction of Capital of 5 pence each
"New Premier"	Premier Oil Group Limited, a company incorporated in Scotland with registered number SC234781 and to be renamed Premier Oil plc following the Scheme becoming effective
"New Premier Articles"	the articles of association of New Premier
"New Premier Share Schemes"	the proposed share schemes to be established by New Premier as referred to in paragraph 10 of Part V of this document
"New Shares" or "New Premier Shares"	New Ordinary Shares and New Convertible Shares
"Nomination Committee"	the nomination committee of the Board
"Official List"	the Official List of the UK Listing Authority
"Ordinary Shares"	ordinary shares of 5 pence each in the capital of Premier
"overseas shareholders"	persons resident in, or citizens or nationals of, jurisdictions outside the UK

"Partnership Shares"	as defined in paragraph 9.5 of Part V of this document
"Pertamina"	Perusahaan Pertambangan Minyak Dan Gas Bumi Negara, an Indonesia state enterprise
"PGS"	PGS Floating Production (UK) Limited
"PICL"	Petronas International Corporation Limited, a company incorporated in Labuan Federal Territory, Malaysia with registered number Labuan LL 01650
the "Plan"	the Premier Oil plc Retirement and Death Benefits Plan
"PPML"	Premier Petroleum Myanmar Limited, a company incorporated in Hong Kong with registered number 258680
"Premier"	Premier Oil plc, a company incorporated in Scotland with registered number SC17829 and to be renamed Premier Oil Group plc following the Scheme becoming effective
"Premier Articles"	the articles of association of Premier
"Premier Class Meeting"	the separate class meeting of the Independent Shareholders of Premier convened for 5 November 2002, notice of which is set out on page 70 of the Circular, or any adjournment thereof
"Premier EGM" or "Premier Extraordinary General Meeting"	the extraordinary general meeting of Premier convened for 5 November 2002, notice of which is set out on pages 67 to 69 of the Circular, or any adjournment thereof
"Premier Group" or the "Group"	Premier and its subsidiaries and subsidiary undertakings or, following the Scheme becoming effective, New Premier and its subsidiaries and subsidiary undertakings
"Premier Shares"	Ordinary Shares and Convertible Shares
"Premier Shareholders"	holders of Ordinary Shares and Convertible Shares in Premier
"Premier Share Schemes"	the 1985 Share Option Scheme, the Premier Executive Share Option Scheme (1995), the Premier Oil plc Save As You Earn ("SAYE") Share Option Scheme 1999, the Premier Oil Executive Equity and Asset Incentive Scheme and the Premier Oil plc Share Incentive Plan, details of which are set out in paragraph 9 of Part V of this document
"PSP"	Premier & Shell Pakistan B.V. (now renamed Premier-Kufpec Pakistan B.V.)
"POH"	Premier Overseas Holdings (Hong Kong) Limited, a company incorporated in Hong Kong with registered number 618286
"POH Shares"	all the issued shares in the capital of POH as at Completion
"POOBV"	Premier Oil Overseas B.V., a company incorporated in The Netherlands with registered number 27155042 and having its Corporate Seat in the Hague
"Redeemable Preference Shares"	redeemable preference shares of £1 each in the capital of New Premier
"Reduction of Capital"	the reduction of capital of New Premier pursuant to section 135 of the Companies Act details of which are set out in Part II of this document
"Reduction of Capital Record Date"	the business day immediately preceding the Reduction Effective Date

"Reduction Effective Date"	the date on which the order of the Court confirming the Reduction of Capital is duly registered
"Remuneration Committee"	the remuneration committee of the Board
"Restructuring"	together the Scheme, the Reduction of Capital, the Transfer and any steps required to give effect thereto
"Scheme"	the scheme of arrangement pursuant to section 425 of the Companies Act set out in Part IX of the Circular in its present form or with or subject to any modification, addition or condition approved or imposed by the Court
"Scheme Effective Date"	the date on which the Scheme becomes effective in accordance with its terms
"Scheme Record Date"	the business day immediately preceding the Scheme Effective Date
"Scheme Shareholders"	holders of Scheme Shares as appearing in the register of members of Premier at 5.30 p.m. on the Scheme Record Date
"Scheme Shares"	(a) all Premier Shares in issue at the date of the Scheme; (b) all (if any) additional Premier Shares in issue 48 hours prior to the Court Meeting at which this Scheme is approved; and (c) all (if any) further Premier Shares which may be in issue immediately prior to the confirmation by the Court of the reduction of capital provided for under this Scheme in respect of which the original or any subsequent holders shall be bound or shall have agreed in writing by such time to be bound by this Scheme
"Shell"	Shell Upstream Gas Holdings B.V.
"SDRT"	stamp duty reserve tax
"Subscriber Ordinary Shares"	subscriber ordinary shares of £1 each in the capital of New Premier
"Transfer"	the transfer of the Premier Group's interests in the Yetagun Project and a 38 per cent. interest in Natuna (including by way of the transfer of Natuna 1 Shares, Natuna 2 Shares and POH Shares in accordance with the Framework Agreement, details of which are set out in Part II of this document, and by way of the transfer of part of such interest in the Yetagun Project to other joint venture partners in such project, as contemplated by the Framework Agreement)
"UKCS"	the United Kingdom Continental Shelf
the "UKLA" or "UK Listing Authority"	The Financial Services Authority in its capacity as the competent authority under Part VI of the Financial Services and Markets Act 2000 and in the exercise of its function in respect of admission of securities to the Official List otherwise than in accordance with Part VI of the Financial Services and Markets Act 2000
"UK" or "United Kingdom"	The United Kingdom of Great Britain and Northern Ireland
"UK Listing Rules"	the rules and regulations of the UK Listing Authority made under Part VI of the Financial Services and Markets Act 2000 as amended from time to time
"United States" or "US"	The United States of America, its territories and possessions, any State of the United States of America and the District of Columbia

"US person"	a US person, as defined in Regulation S under the US Securities Act
"US Securities Act"	the US Securities Act of 1933, as amended
"Yetagun Project"	the project known as the Yetagun project relating to the exploration, appraisal, development and production of petroleum in Blocks M-12, M-13 and M-14 offshore Myanmar

Amounts in US$ have, unless stated otherwise, been translated to their sterling equivalent at the rate of US$1.55 to £1.00, being the exchange rate as at 13 September 2002, the latest practicable date prior to the announcement of the Restructuring on 16 September 2002.

GLOSSARY

The following glossary of terms apply throughout this document unless the context requires otherwise:

"bbl"	barrels of oil
"boe"'	barrels of oil equivalent
"boepd"	barrels of oil equivalent per day
"Btu"	British thermal units
"cf"	standard cubic feet measured at 14.7 psia and 60 degree Fahrenheit
"cf/d"	standard cubic feet per day
"farm-down"	to transfer part of an equity interest in a licence/field/block in exchange for the assumption of expenditure in relation to that interest
"farm-in"	to acquire part of an equity interest in a licence/field/block in exchange for the assumption of expenditure in relation to that interest
"FPSO"	floating production storage and off-loading vessel
"FSO"	floating storage and off-loading vessel
"grandfathered"	pre-existing condition exempted from a subsequent change in law
"GWC"	gas-water contact
"km"	kilometre
"M", "MM", "m", "mm"	thousands, millions
"mmboe"	million of barrels of oil equivalent
"NGL"	natural gas liquids
"OGIP"	original gas in place
"OOIP"	original oil in place
"Petroleum"	oil, gas, condensate or natural gas liquids
"play"	a set of geological factors that are required for the generation and trapping of hydrocarbons
"Probable Reserves"	those reserves which are not yet proved but which on the available evidence and taking into account technical and economic factors have a better than 50 per cent. chance of being recovered
"Proven Reserves" or "Proved Reserves"	those reserves which on the available evidence and taking into account technical and economic factors have a better than 90 per cent. chance of being recovered
"PSC"	Production Sharing Contract
"psia"	pounds per square inch absolute
"spudded"	commenced drilling operations

Printed by **St. Ives Burrups** B684970/8816
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PREMIER OIL PLC
(Registered in Scotland No. SC17829)

Chairman and Executive Directors
Sir David Glyndwr John KCMG
Charles James Auldjo Jamieson
Richard Thomas Liddell
John Alexander van der Welle

Non-Executive Directors
Encik Mohammad Medan Abdullah
Mohamed Azam Khan Alizai
Jennings Barclay Collins II
Scott Jamieson Dobbie CBE
Ronald Victor Emerson
Ian Gray
Ybhg Dato' Mohamad Idris Mansor
Richard Martin Mew
John Robert Wellwood Orange

Registered office
4th Floor
Saltire Court
20 Castle Terrace
Edinburgh EH1 2EN

Head Office
23 Lower Belgrave Street
London SW1W 0NR

11 October 2002

To Shareholders, and, for information only, participants in the Premier Share Schemes

Dear Shareholder,

Introduction

In March 2002, at the time of its 2001 results, Premier announced that it had been in discussions with its two principal shareholders, Amerada Hess and Petronas International Corporation Limited ("PICL"), to restructure the Premier Group and create a new Premier that would be better balanced to achieve its objectives. On 16 September 2002 it was announced that we had reached agreement with Amerada Hess and PICL on the terms of such a restructuring which, when completed, will increase Premier's core net asset value ("NAV") per share, whilst reducing both net debt and gearing. The implied consideration to be received by the Premier Group for the assets being transferred as part of the Restructuring is US$670 million (£432 million). The main commercial elements of the Restructuring, which, subject to Completion, will have an effective date of 30 September 2002, are as follows:

- the Premier Group will transfer its entire 26.67 per cent. interest in the Yetagun Project and support the transfer of the operatorship of that project, to PICL in consideration for the cancellation of PICL's 25 per cent. ordinary shareholding in New Premier, the assumption by PICL of the Yetagun Project debt, which was approximately US$124 million (£80 million) as at 30 September 2002, and a cash payment to the Premier Group of US$135 million (£87 million);

- the Premier Group will transfer a 15 per cent. interest in Natuna to PICL in consideration for the cancellation of PICL's New Convertible Shares held in New Premier and a cash payment to the Premier Group of US$100 million (£65 million);

- the Premier Group will transfer a 23 per cent. interest in Natuna to Amerada Hess in consideration for the cancellation of Amerada Hess' 25 per cent. ordinary shareholding and New Convertible Shares held in New Premier and a cash payment to the Premier Group of approximately US$17 million (£11 million); and

- the Premier Group will retain a 28.67 per cent. interest in, and the operatorship of, Natuna.

Premier and PICL have also agreed in principle with each of the other joint venture partners in the Yetagun Project (Myanma Oil and Gas Enterprise, PTTEP International Limited and Nippon Oil Exploration (Myanmar) Limited) that they will be offered the option to increase their interests therein. These discussions, which are ongoing, may result in those partners choosing to increase their interest in the Yetagun Project by acquiring part of the interest that the Premier Group proposes to transfer to PICL for equivalent consideration. This would reduce both the amount of debt assumed and cash payments made by PICL but is not expected to affect the overall consideration to be received by the Premier Group. In the event that agreement is reached with one or more of the other joint venture partners in relation to any such partner increasing its stake in the Yetagun Project and participating in the Restructuring, the Premier Group will announce details of the arrangements.

The implied consideration involved in the Restructuring of US$670 million (£432 million) assumes a cancellation price of 25 pence for each of the 388,759,764 Ordinary Shares and 16,127,302 Convertible Shares held by Amerada Hess and the 388,759,763 Ordinary Shares and 16,127,303 Convertible Shares held by PICL at an exchange rate of US$1.45 to £1.00. This, together with the cash payments to be made and debt to be assumed by PICL, gives a value for the Yetagun Project interest of US$400 million (£258 million), a value for the 15 per cent. interest in Natuna of US$107 million (£69 million) and a value for the 23 per cent. interest in Natuna of US$163 million (£105 million). The Independent Directors consider that the value to the Company of the Restructuring, justifies the implied consideration received.

The Restructuring is conditional upon, amongst other things, various shareholder and Court approvals; consents from regulatory and governmental bodies and other third parties, including providers of finance to Premier; and resolution of any taxation issues that may arise as a result of the Restructuring on terms reasonably satisfactory to the parties to the Framework Agreement. Further details of the Framework Agreement, which sets out the process by which, and the terms on which, the Restructuring will be carried out, are set out in Part VII of this document.

An assessment of the net asset value of Proved and Probable Reserves of the interests to be transferred to Amerada Hess and PICL is shown in the Competent Person's Report by DeGolyer and MacNaughton in Part III of this document. An independent valuation of such interests by Deutsche Bank, Premier's financial adviser, is included in Part V of this document.

The purpose of this document is to provide you with the background to and reasons for the Restructuring, to explain why the Independent Directors of Premier believe that the Restructuring is in the best interests of Premier's Shareholders, and to explain why they unanimously recommend that Shareholders vote in favour of the resolutions relating to the Restructuring to be proposed at the Court Meeting, the Extraordinary General Meeting and the Class Meeting. Notices convening these meetings are set out on pages 65 to 70 of this document.

2. Background to and reasons for the Restructuring

In late 1999, Premier entered into an alliance with Amerada Hess and PICL with the intention of creating a leading independent oil and gas exploration and production company with its primary focus in Asian gas. The first stage of this alliance was to provide the capital necessary for Premier to continue the development of its existing portfolio and to meet its expenditure programme without the need to dispose of significant assets or renegotiate its existing borrowing facilities. The alliance was also considered by the Board of Premier as the most attractive means to realise the inherent value from its existing assets.

Following the completion of that expenditure programme, Premier carried out a strategic review of its operations, and in March this year, the Company announced its intention to follow a strategic model focused on early value capture of exploration and commercial success, capable of delivering significant NAV appreciation.

As part of the evaluation of different restructuring options, discussions were held with a number of potential buyers of the Yetagun Project interest, of which several progressed to detailed discussions involving data exchange and a formal bidding process. The results of this marketing yielded a lower valuation than that indicated in the Competent Person's Report set out in Part III of this document, and a lower valuation of the Yetagun Project interest than under the Restructuring.

Premier also entered into specific restructuring discussions with Amerada Hess and PICL. The successful completion of these discussions has resulted in the agreements reached for the purpose of implementing the Restructuring, which is expected to achieve the following key objectives:

- transformation of Premier into an independent company able to pursue a refocused strategy of value creation and early realisation through oil and gas exploration and commercial deal-making;
- core NAV accretion of 20 per cent. to 40.6 pence per share, at a discount rate of 10 per cent. (accretion of 16 per cent. to 37.4 pence per share, at a discount rate of 12.5 per cent.) as set out in Part IV of this document;
- a substantial reduction in pro forma net debt as at 30 June 2002, from £315 million to £111 million as set out in Part II of this document;
- more than halved pro forma gearing as at 30 June 2002, from 98 per cent. to 39 per cent. as set out in Part II of this document;
- reduced future development expenditure in Indonesia;

- the retention of an attractive portfolio of interests in the UK, Pakistan and Indonesia; and
- an increased participation for the Independent Shareholders in a highly prospective exploration programme.

3. Premier Core Net Asset Value

An illustrative statement of core net asset value as at the effective date of 30 September 2002 is set out in Part IV of this document and shows the effect of the Restructuring on Premier's core NAV and core NAV per share assuming that the Restructuring had completed on that date.

Based on the assumptions and conditions set out therein, at a discount rate of 10 per cent. it demonstrates a pre-Restructuring core NAV of 34.0 pence per share, which increases to 40.6 pence per share for Independent Shareholders following the Restructuring – an increase of 20 per cent. At a discount rate of 12.5 per cent., the increase is some 16 per cent. This compares to the closing price of the Company's Ordinary Shares of 27.5 pence per share, on 10 October 2002 being the last practicable date prior to the publication of this document.

This illustrative statement of core net asset value does not include any value for exploration and appraisal activity or for upside in the remaining assets of Premier.

4. Current Trading and Prospects for Premier post Restructuring

The assets being transferred to Amerada Hess and PICL represent Proved and Probable Reserves of 296 mmboe (91 per cent. gas) as at 30 September 2002 which have produced at an average rate of 17 mboepd in the nine months to 30 September 2002. Following the Restructuring, the Continuing Group is expected to have remaining Proved and Probable Reserves in the UK, Pakistan and Indonesia of approximately 218 mmboe and forecast production in 2003 of 33 mboepd rising to over 35 mboepd during the following year. Reserves will be split 20 per cent. oil and 80 per cent. gas, compared to 14 per cent. oil and 86 per cent. gas at present.

The Continuing Group intends to pursue a strategy designed to achieve asset value growth through a focus on realising value from exploration and commercial success at an early stage. It will concentrate more on the initial stages of the exploration and production business cycle, which has been an important part of its success in recent years. In the five year period from the start of 1997 to the end of 2001, Premier grew its booked proved and probable reserve base by over 140 per cent., adding reserves (net of production and sales) of 275 mmboe, representing a high production replacement rate of over 400 per cent. Exploration finding costs over the period were top quartile by industry standards, at around US$1/boe.

The engines for growth in this five year period have been exploration success together with Premier's track record in identifying and commercialising oil and gas reserves. Greater emphasis will be put on these skills in the future, and it is intended to manage the financial position of the Group at significantly lower levels of net indebtedness than has been the case in recent years. Accordingly, it is intended to sell or farm-down projects before the top of the value curve, where this is appropriate, to manage debt levels and realise value more quickly for shareholders.

The geographic focus of the Group's activities will be its existing areas of strength – South and South East Asia and the UK. In addition, Premier will seek to build its position in West Africa where it has recently added to its portfolio, and will selectively consider a limited number of other opportunities outside these areas.

Regarding exploration, the focus will primarily be on medium-risk opportunities, capable of delivering significant value, where initial success will open up other similar but lower risk prospects in the same area. There will also be an emphasis on assets that are considered to be easily tradable.

In the next nine months, Premier will drill three low to medium risk gas exploration wells in Pakistan: Benir-2 (spudded 30 June 2002), Zirkani-1 and Khambu-1 in the Dumbar Exploration Licence. These prospects have the potential for total gross reserves in excess of 3,700 bcf (1,388 bcf net to Premier). Non-operated drilling in this area will include an exploration well (Halel-1) and an appraisal well (Badhra-3) in the Kirthar Exploration Licence.

Two oil exploration wells will be drilled in 2002 in Natuna, in the eastern Area IV segment. Both wells target medium risk prospects of 130 mmbbls potential gross oil reserves (37 mmbbls net to Premier for each well assuming Completion occurs). A third exploration well is planned for the first half of 2003, focusing on oil and gas plays in the Kakap field area.

Additionally in 2002, Premier has agreed to farm-in to UKCS well 204/16-1, which spudded on 1 September 2002 and appraises the 2001 Faroes Marjun discovery, and has options on adjacent acreage.

Premier intends to drill Sinapa-2 in Guinea Bissau in the first half of next year. This follows up on the 2001 Sinapa-1 well drilled offshore, which failed to reach the reservoir target. Combined with the potential also to drill Esperanca-1 on the adjacent block, Premier is targeting a sequence of medium risk prospects each with more than 150 mmbbls gross oil potential (83 mmbbls net to Premier).

Several oil prospects have already been defined in the newly acquired North East Indian Jaipur block. Following further delineation by a 2002 seismic programme Premier hopes to be able to drill in this block, possibly as early as the third quarter 2003. The prospects in the Cachar Block, also newly acquired in North East India, are more likely to have significant gas potential, and, although a well may be brought forward to drill in 2003, it is more likely that seismic will be acquired in 2003 and drilling commenced in 2004.

In all, the firm drilling programme over the next six months is expected to expose Premier to over 300 mmboe of net unrisked reserves.

On the commercial deal-making side, active asset management will be a priority. This will involve selective acquisition of, and farming-in to, assets to create opportunities for adding value, a past example of which is the build up of Premier's Natuna interest prior to commercialisation in 1999. The intention is then to realise early value, through asset sale or by farming-down, when circumstances are beneficial.

The Board believes that the Restructuring will place the Continuing Group in a strong position to meet its strategic objectives and to create shareholder value and the Board is very enthusiastic about the prospects for the Continuing Group.

5. The Restructuring

As the first step in the Restructuring, a new holding company of Premier will be introduced, New Premier, pursuant to a scheme of arrangement between Premier and its shareholders under section 425 of the Companies Act. The Scheme is being proposed in order to carry out the Restructuring in as effective a manner as possible. Secondly, on Completion the shareholdings of Amerada Hess and PICL in New Premier will be cancelled by means of the Reduction of Capital and the transfer of certain assets to Amerada Hess and to PICL will occur.

(1) The Scheme

Under the Scheme, the Premier Shares held by Premier Shareholders will be cancelled and Premier Shareholders (including Amerada Hess and PICL) will receive shares in New Premier in consideration for this.

The Scheme will require the prior approval of Independent Shareholders at the Court Meeting. In addition, in order to implement the Scheme, it will be necessary for additional resolutions to be approved at the Extraordinary General Meeting of Premier Shareholders and the Class Meeting of the Independent Shareholders.

The Scheme will not proceed unless:

- the UK Listing Authority agrees to admit the New Ordinary Shares to be issued in connection with the Scheme to the Official List (subject only to allotment) and its agreement is not withdrawn prior to the Scheme Effective Date; and
- the London Stock Exchange agrees to admit the New Ordinary Shares to be issued in connection with the Scheme to trading on its market for listed securities (subject only to allotment) and its agreement is not withdrawn prior to the Scheme Effective Date.

Application has been made to the UK Listing Authority for the New Ordinary Shares to be issued by New Premier to be admitted to the Official List of the UK Listing Authority, and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on its market for listed securities. No application has been made for the New Ordinary Shares to be listed on the Irish Stock Exchange and it is not intended that any such application will be made.

Further information concerning New Premier and the New Shares are contained in the Listing Particulars published on 11 October 2002 and which accompanies this document.

The Scheme is also subject to the sanction of the Court, the effect of which is that provided it becomes effective, all Premier Shareholders will be bound by its terms.

Premier does not intend to seek the final sanction of the Court until certain of the conditions to the Restructuring, being receipt of tax clearances, consents from regulatory and governmental bodies and finance providers and agreement being

reached with joint venture partners, have been satisfied or (where permitted waived). It is hoped that these matters will be resolved in or before December 2002. Following resolution of these matters, Premier intends to seek to arrange the final Court Hearing to approve the Scheme as soon as practicable. Therefore, if the Scheme is sanctioned by the Court, the Scheme is expected to become effective in or after December 2002.

If the Scheme has not become effective by 13 September 2003 (or such later date as Premier, New Premier, Amerada Hess and PICL may agree and the Court may allow), it will lapse and the Restructuring, including the Scheme, will not occur, in which case Premier Shareholders will remain shareholders of Premier, and the Ordinary Shares will continue to be listed on the London Stock Exchange and the Irish Stock Exchange.

It is intended that, upon the Scheme becoming effective, New Premier will change its name to Premier Oil plc and Premier will be renamed Premier Oil Group plc.

The full text of the Scheme is set out in Part IX of this document and the notices convening the Court Meeting, the Extraordinary General Meeting and the Class Meeting are set out on pages 65 to 70 of this document.

(2) Reduction of Capital

Under the Restructuring, Amerada Hess and PICL will each agree to the cancellation of their entire holdings of New Ordinary Shares and New Convertible Shares in New Premier (following the Scheme becoming effective) by means of a reduction of capital under section 135 of the Companies Act. The share capital of New Premier will also be reduced by cancelling a proportion of the paid-up value of each New Ordinary Share and carrying the amount so reduced to a new distributable reserve.

In addition, the New Ordinary Shares will be consolidated, with every ten New Ordinary Shares in existence immediately following the Reduction of Capital becoming effective, being consolidated into one Consolidated Ordinary Share. Fractions of Consolidated Ordinary Shares arising pursuant to the Consolidation will be aggregated together and sold on behalf of the relevant shareholders and the net proceeds of sale (after deduction of commissions and expenses) distributed among persons who would otherwise be entitled thereto. As a result, a shareholder with a holding of less than 10 New Ordinary Shares will not hold any Consolidated Ordinary Shares following the Consolidation. Holdings of New Ordinary Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of the Consolidation.

The Reduction of Capital and Consolidation processes, further details of which are set out in Part VII of this document, will be commenced before the Scheme has become effective (but will not take effect until after the Scheme becomes effective). Although the Reduction of Capital and Consolidation will require certain resolutions to be passed at an extraordinary general meeting of New Premier (details of which are set out in paragraph 2 of Part VII in this document), such resolutions will be voted on prior to the Scheme becoming effective, by the shareholders of New Premier at that time. Accordingly, Shareholders will not be entitled to vote on such resolutions directly. However, the Restructuring is conditional upon Shareholders approving the passing of these resolutions at the EGM.

The Reduction of Capital is also subject to confirmation by the Court and certain other conditions in relation to the Transfer being satisfied or waived, including the Scheme becoming effective. Upon the Reduction of Capital becoming effective, the final condition for the Restructuring will have been satisfied and Completion will take place.

(3) The Transfer – Framework Agreement

The Framework Agreement dated 16 September 2002 between Premier, New Premier, Amerada Hess and PICL sets out the terms on which the Restructuring will be carried out, and provides that at Completion:

- New Premier will transfer to PICL the entire issued share capital of Premier's wholly-owned subsidiary, POH, and the entire issued share capital of Natuna 1. POH will own all of Premier's interests in Myanmar through its subsidiary PPML, that company's main asset being a 26.67 per cent. interest in the Yetagun Project and the operatorship of the Yetagun Project. The sole asset of Natuna 1 will be a 15 per cent. interest in Natuna. Premier has also agreed to support the transfer of the operatorship of the Yetagun Project to PICL;
- PICL will assume the outstanding balance of the Yetagun Project loan liability of PPML, which was approximately US$124 million (£80 million) as at 30 September 2002;
- PICL will make a cash payment to New Premier of approximately US$235 million (£152 million);
- Premier will transfer to Amerada Hess the entire issued share capital of Natuna 2, the sole asset of which is a 23 per cent. interest in Natuna; and
- Amerada Hess will make a cash payment to New Premier of approximately US$17 million (£11 million).

The above transfers are subject to, amongst other things, Shareholder approval, approval by the governments of Myanmar and Indonesia, consent from Balak, completion of an internal restructuring under which the share capital of POH, Natuna 1 and Natuna 2 will be transferred to New Premier and resolution of any taxation issues that may arise as a result of the Restructuring on terms reasonably satisfactory to the parties to the Framework Agreement. Subject to Completion taking place, the effective date of the transfers under the Framework Agreement is 30 September 2002.

Should any of the other joint venture partners in the Yetagun Project agree to increase their interests in the Yetagun Project by acquiring part of the interest that the Premier Group proposes to transfer to PICL, that would reduce the amount of debt assumed and cash payments made by PICL, but is not expected to affect the aggregate amount received by the Premier Group.

Further details regarding the Framework Agreement are contained in Part VII of this document.

6. Use of Proceeds

The Restructuring will reduce the Group's pro forma net debt as at 30 June 2002 by £204 million. Subject to discussions with lenders, the Group will repay its existing bank facility, US dollar denominated loan notes totalling in aggregate US$480 million (£310 million), at or around Completion using the cash received under the Restructuring and drawings under a new bridging facility. The bridging facility is expected to be refinanced through bank borrowings and in the loan note market as soon as practicable following Completion. Under the terms of Premier's existing loan notes, early repayment in full will crystallise a mark-to-market based 'make-whole' payment estimated on current interest rates to be approximately US$48 million (£31 million). This arises due to the reduction in US Treasury interest rates since the notes were issued in 1996 and 1997. The actual amount of the 'make-whole' payment will be the subject of discussions yet to be completed with the holders of the loan notes. It is anticipated that the impact of this transaction cost will be partially offset in the future through lower debt funding costs.

7. Directors

At Completion, Jennings Barclay Collins II and Richard Mew, the Amerada Hess representatives on the Board, and Ybhg Dato' Mohamad Idris Mansor and Encik Mohammad Medan Abdullah, the PICL representatives on the Board, will step down as Directors of the Company.

8. Shareholder Meetings

The size of the Transfer is such that it will require the approval of Shareholders as a Class 1 transaction under the UK Listing Rules. As Amerada Hess and PICL each hold 25 per cent. of the issued ordinary share capital of Premier, the Transfer also constitutes a related party transaction with each of these companies under the UK Listing Rules and will therefore need to be approved by the Company's Independent Shareholders. Set out in the EGM notice with this document is a resolution to confer these approvals. As required by the UK Listing Rules, Amerada Hess and PICL have agreed to abstain from voting on this resolution because of their interests in the Transfer. Amerada Hess and PICL have also agreed to abstain from voting on the resolution approving the resolutions to be passed at an extraordinary general meeting of New Premier concerning the approval of the Reduction of Capital and the Consolidation.

You will find set out on pages 65 to 70 of this document notices convening the Court Meeting, the Extraordinary General Meeting and the Class Meeting of the Company, each to be held at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY commencing at 10.00 a.m. on 5 November 2002 at which the resolutions set out therein will be proposed in connection with the Restructuring. Further details regarding these meetings and the resolutions to be proposed at them are set out in paragraph 6 of Part VI.

9. Action

You will find enclosed with this document Forms of Proxy for use at the Court Meeting, the Extraordinary General Meeting and the Class Meeting. Whether or not you intend to be present at the meetings, you are requested to complete and sign the Forms of Proxy (in accordance with the instructions printed thereon) and return them to the Company's Registrar, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB as soon as possible, and in any event so as to arrive no later than 48 hours before the time appointed for the relevant meeting. The blue Form of Proxy in respect of the Court Meeting may also be handed to the Chairman at the Court Meeting. The completion and return of a Form of Proxy will not preclude you from attending the Court Meeting, the Extraordinary General Meeting and/or the Class Meeting and voting in person should you wish to do so. Forms of Proxy may also be submitted electronically via the Internet. Instructions on how to do this can be found on the Forms of Proxy enclosed.

10. Further Information

Your attention is drawn to the further information set out in the remainder of this document and to the information concerning New Premier contained in the separate Listing Particulars relating to New Premier.

11. Overseas Shareholders and ADR holders

The attention of Shareholders who are citizens, residents or nationals of a jurisdiction outside the United Kingdom and of holders of American Depositary Receipts in respect of and representing Ordinary Shares is drawn to paragraph 11 of Part VI of this document.

12. Recommendation

The Independent Directors, who have been so advised by Deutsche Bank, consider that the terms of the proposed Restructuring are fair and reasonable so far as the Independent Shareholders are concerned. In providing its advice, Deutsche Bank has taken account of the Independent Directors' commercial assessment of the Restructuring.

The Amerada Hess Directors and the PICL Directors have taken no part in the Board's discussions leading to the Restructuring, because of their interests in the Restructuring by virtue of their association with Amerada Hess and PICL respectively. The Amerada Hess Directors, the PICL Directors, Amerada Hess and PICL, all of whom are related parties of Premier for the purposes of the UK Listing Rules, will abstain from voting on the resolution to approve the Transfer.

The Independent Directors believe that the proposed Restructuring and resolutions to be proposed at the Court Meeting, the Extraordinary General Meeting and the Class Meeting are in the best interests of Shareholders as a whole and they therefore unanimously recommend Independent Shareholders to vote in favour of the Scheme at the Court Meeting and in favour of the resolutions to be proposed at the Extraordinary General Meeting and the Class Meeting.

The Independent Directors intend to vote in favour of the resolution set out in the notice of the Court Meeting in respect of the votes attaching to the Ordinary Shares in which they are beneficially interested, amounting in aggregate to 0.44 per cent. of the voting rights able to be cast at the meeting.

The Independent Directors also intend to vote in favour of the resolutions set out in the notice of EGM in respect of the votes attaching to the Ordinary Shares in which they are beneficially interested, amounting, in aggregate, to 0.22 per cent. of the voting rights able to be cast at the meeting in respect of resolution 1 and 0.44 per cent. of the voting rights able to be cast at the meeting in respect of resolutions 2 and 3.

The Independent Directors also intend to vote in favour of the resolution set out in the notice of the Class Meeting in respect of the votes attaching to the Ordinary Shares in which they are beneficially interested, amounting, in aggregate, to 0.44 per cent. of the voting rights able to be cast at the meeting.

Yours sincerely,

Sir David John KCMG
Chairman



Fourth Quarter Drilling Update

Well 204/16-1 in UK continental shelf licence P1029 in the Faroe-Shetland Trough, North Atlantic was spudded by the West Navion drillship on 1st September 2002 and was plugged and abandoned on 17th October, 2002 after a 47 day operation. Well 204/16-1 was an appraisal of the Faroese 6004/16-1Z untested oil and gas discovery, drilled in 2001.

The 204/16-1 well was drilled to a total depth of 4275 metres, equivalent to 4239 metres true vertical depth sub-sea in Upper Cretaceous shales. The well encountered hydrocarbons but not in sufficient quantities to justify a drill stem test.

Post-drill evaluation and an assessment of the impact of the results of the 204/16-1 well will be assisted by recently acquired proprietary 3D seismic data over both the 204/16-1 location and the Faroese discovery well 6004/16-1Z location. Further appraisal of the hydrocarbon accumulations encountered in the 204/16-1 and 6004/16-1Z wells will be based on the results of the above described interpretation studies, which will complete in 2003.

As a result of its participation in this well, Premier Oil has earned a 16% interest in licence P1029, in addition to the opportunity to farm-in to BG Group equity in adjacent acreage.

The 204/16 well was the first of a programme of six wells to be drilled in the next 3-4 months. Two wells are planned for the Dumbar licence in south-west Pakistan, the Benir-2 well (currently drilling) followed by the Zirkani-1 well, to test the potential for gas in the Kirthar fold belt. Two wells will be drilled in the eastern part of Natuna Sea block A, Indonesia, targeting oil. The Hallel-1 well in the Kirthar licence in Pakistan is also currently drilling.


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Charles Jamieson, CEO of Premier Oil, said:

"This well has established Premier as a participant in the P1029 licence, and created the opportunity for Premier to take a material position in this developing play fairway. This well was the first of a series of wells being drilled world-wide by Premier in the second half of 2002, which expose Premier to significant exploration growth potential."

18 October 2002

ENQUIRIES:

Premier Oil plc	**Tel: 020 7730 1111**
Charles Jamieson	
John van der Welle	
Neil Hodgson	
College Hill:	**Tel: 020 7457 2020**
James Henderson	

Background For Editors:
Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia, and Pakistan. Exploration is ongoing in the UK, Indonesia, West Africa (Guinea Bissau and Gabon) and South Asia (Pakistan and India).

On 16 September Premier announced a major restructuring involving the transfer of interests in Myanmar and Indonesia to its major shareholders Amerada Hess and Petronas in return for the cancellation of their combined 50 per cent holding in Premier, an injection of £145 million of cash and a

50 per cent. holding in Premier, an injection of £145 million of cash and a repayment of £98 million of project debt. The restructuring leaves Premier as a fully independent oil company in a good position to follow its strategy of value creation and early realisation through oil and gas exploration and commercial deal-making.

The partners and interests in UK licence P1029 blocks 204/16 & 176/20 are:

Amerada Hess (operator)	42.57%
BG Group	23.60%
DONG	16.83%
Atlantic Petroleum	1.00%
Premier Oil	16.00%



2003
2002
2001
2000
1999
1998

Shareholder Approvals in Relation to Premier Group Restructuring

Following the despatch, on 11 October 2002, of a shareholder circular convening: (i) a meeting of the Independent Shareholders of Premier convened by order of the Court of Session in Edinburgh; (ii) an Extraordinary General Meeting of Premier; and (iii) a separate Class Meeting of the Independent Shareholders of Premier, in order to give effect to the Restructuring announced on 16 September 2002, Premier is pleased to announce that all resolutions contained in the circular have been duly approved.

The Restructuring remains conditional on a number of matters, including receipt of government approvals in Myanmar and Indonesia, the proposed scheme of arrangement of Premier and the reduction of capital of New Premier becoming effective.

Definitions used in this announcement are the same as those used in Premier's circular dated 11 October 2002.

5 November 2002

ENQUIRIES:

Premier Oil plc **Tel: 020 7730 1111**

Charles Jamieson

John van der Welle

College Hill **Tel: 020 7457 2020**

James Henderson

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2003
2002
2001
2000
1999
1998

Restructuring Update and Management Changes

1. Introduction

Premier wrote to its shareholders on the 11 October 2002 giving details of the agreement which had been reached with Premier's two principal shareholders, Amerada Hess Limited and Petronas International Corporation Limited ("Petronas"), to restructure the Premier Group ("the "Restructuring")

Premier is taking this opportunity to give details of a number of developments which have occurred since the Restructuring was announced and to provide an update of progress towards completion of the Restructuring.

2. Resolutions Passed at Shareholder Meetings

Premier is extremely pleased with the high level of votes cast by shareholders in favour of the resolutions set out in the circular to Premier shareholders dated 11 October 2002 (the "Circular") which were all passed at the meetings held on the 5 November 2002. Reaction from analysts, press and institutional investors since the announcement has also been largely positive.

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3. Update on Restructuring Completion

It was stated in the Circular that the timing of completion of the Restructuring was uncertain. Progress is being made on the conditions which need to be satisfied to enable completion of the Restructuring to take place and it is expected that completion will occur some time in the first quarter of 2003. The major outstanding issues that remain in order to fulfil the conditions precedent to completion, all of which were envisaged at the time of the announcement, are the agreement of the Yetagun joint venture partners on their participation in the transfer of the Yetagun interests to Petronas and the approvals from the Indonesian and Myanmar governments to the transfer of our interests. Once these have been obtained, the final approval of the Court to sanction the scheme of arrangement will be sought.

4. Strategy

Meanwhile, the Company is pushing ahead to achieve the objectives of our refocused strategy announced last March and to ensure that the appropriate resources are in place for our restructured business.

As set out in the Circular the refocused strategy is:

- *To add significant value by leveraging Premier's skills in exploration and commercial deal-making*
- To maintain the base production business at between 30,000 - 35,000 barrels of oil equivalent per day ("boepd").
- To realise early value for shareholders and maintain acceptable levels of debt by selling or reducing the Company's interest in projects where significant value has already been added.
- To explore ways of returning value in excess of ongoing business requirements to shareholders.

As a result of this refocusing of the business away from development and production operations to the front-end of the business – exploration and commercial deal-making - a number of organisational changes are being made to reflect Premier's business going forward. These changes will take effect from 1 February 2003.

5. Management Changes

Richard Liddell (Operations Director) will leave Premier on 31 January 2003 and will cease to be a Director of Premier on that date.

Richard has done a first class job in raising the standards of performance within our overseas businesses, particularly with respect to our production and development operating capability, which have been crucial in achieving our goals in Myanmar and Indonesia. The board of Premier thanks him for his important contribution to Premier's development and wishes him well in his future career.

John van der Welle (Finance Director) will broaden his role to incorporate general management of the Indonesian and North West Europe Business Units and Premier's investment in Pakistan.

Business Development – Robin Allan will become Head of Business Development which incorporates all exploration and commercial activities of Premier. He is a geologist and has been with Premier since 1986. After filling a number of technical and new venture roles, he has spent 6 years in South East Asia, firstly managing regional business development from Singapore, and for the last 2 years as Country Manager in Indonesia. During this latter period, he was responsible for managing the crucial development and first production phase of the West Natuna project.

Operations – Simon Lockett will head up all operations and technical functions of Premier, as well as retaining day to day management of the Albania Business Unit. Simon has been with Premier for 8 years, joining from Shell. He has worked in a variety of roles for Premier, including the management of investor relations, Commercial Manager in Indonesia where he was responsible for the successful completion of the West Natuna gas sales negotiations and most recently, as a Country Manager.

6. Operational and Exploration Update

Group production in the last two months of 2002, including that in respect of assets to be transferred under the Restructuring, was in excess of 60,000 boepd, a record for Premier. Production for 2002 was approximately 5 per cent above the top end of our published target range of 45,000 – 50,000 boepd.

On the exploration front, the programme over the next few months is a full one, with exploration work being carried out on two gas wells on the Dumbar block in Pakistan and two oil wells on the Natuna A block in Indonesia.

The Benir well in Pakistan was tested for its gas potential but proved to be uncommercial. Drilling on the Zirkani well, also on the Dumbar block, is expected to commence in mid January and should take around three months to drill. The first Indonesian well – Kuda Nil – is currently drilling and the second – Binturong – is expected to commence in February.

10th January 2003

ENQUIRIES:

Premier Oil plc **Tel: 020 7730 1111**

Charles Jamieson

John van der Welle

College Hill **Tel: 020 7457 2020**

James Henderson

Archie Berens

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your shares in Premier Oil plc ("Premier"), you should forward this document and the accompanying documents as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward transmission to the purchaser or transferee.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe for, shares in any jurisdiction in which such offer or solicitation is unlawful. Securities may not be offered or sold in the United States unless they are registered under the United States Securities Act of 1933 or exempt from such registration requirements. Any securities issued pursuant to the Restructuring of Premier will not be registered under the United States Securities Act but will be issued based upon an exemption.

Deutsche Bank AG London ("Deutsche Bank"), which is regulated in the United Kingdom for the conduct of investment business by The Financial Services Authority, is acting exclusively for Premier and Premier Oil Group Limited ("New Premier") and no-one else in connection with the Restructuring and matters described herein and Deutsche Bank will not be responsible to any person other than Premier and New Premier for providing the protections afforded to customers of Deutsche Bank or for providing advice to any other person in relation to the Restructuring or any matters referred to herein.

Premier Oil Group Limited

(to be renamed Premier Oil plc)

Supplementary Listing Particulars

relating to the

Introduction to the Official List

sponsored by

Deutsche Bank 

A copy of this document, which comprises supplementary listing particulars relating to New Premier prepared in accordance with the UK Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in Scotland for registration in accordance with section 83 of that Act. This document is supplementary to, and should be read in conjunction with, the listing particulars dated 11 October 2002 (the "Listing Particulars") published by New Premier. The definitions used or referred to in the Listing Particulars apply in this document unless the context otherwise requires.

Application has been made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities. If the Scheme proceeds as presently envisaged, it is expected that Admission will become effective, and that dealings in the New Ordinary Shares will commence, some time in the first quarter of 2003.

PART I ANNOUNCEMENT MADE ON 10 JANUARY 2003

Set out below is the full text of an announcement issued by Premier on 10 January 2003:

"1. Introduction

Premier wrote to its shareholders on the 11 October 2002 giving details of the agreement which had been reached with Premier's two principal shareholders, Amerada Hess Limited and Petronas International Corporation Limited ("Petronas"), to restructure the Premier Group (the "Restructuring").

Premier is taking this opportunity to give details of a number of developments which have occurred since the Restructuring was announced and to provide an update of progress towards completion of the Restructuring.

2. Resolutions Passed at Shareholder Meetings

Premier is extremely pleased with the high level of votes cast by shareholders in favour of the resolutions set out in the circular to Premier shareholders dated 11 October 2002 (the "Circular") which were all passed at the meetings held on the 5 November 2002. Reaction from analysts, press and institutional investors since the announcement has also been largely positive.

3. Update on Restructuring Completion

It was stated in the Circular that the timing of completion of the Restructuring was uncertain. Progress is being made on the conditions which need to be satisfied to enable completion of the Restructuring to take place and it is expected that completion will occur some time in the first quarter of 2003. The major outstanding issues that remain in order to fulfil the conditions precedent to completion, all of which were envisaged at the time of the announcement, are the agreement of the Yetagun joint venture partners on their participation in the transfer of the Yetagun interests to Petronas and the approvals from the Indonesian and Myanmar governments to the transfer of our interests. Once these have been obtained, the final approval of the Court to sanction the scheme of arrangement will be sought.

4. Strategy

Meanwhile, the Company is pushing ahead to achieve the objectives of our refocused strategy announced last March and to ensure that the appropriate resources are in place for our restructured business.

As set out in the Circular the refocused strategy is:

- To add significant value by leveraging Premier's skills in exploration and commercial deal-making.
- To maintain the base production business at between 30,000 – 35,000 barrels of oil equivalent per day ("boepd").
- To realise early value for shareholders and maintain acceptable levels of debt by selling or reducing the Company's interest in projects where significant value has already been added.
- To explore ways of returning value in excess of ongoing business requirements to shareholders.

As a result of this refocusing of the business away from development and production operations to the front-end of the business – exploration and commercial deal-making – a number of organisational changes are being made to reflect Premier's business going forward. These changes will take effect from 1 February 2003.

5. Management Changes

Richard Liddell (Operations Director) will leave Premier on 31 January 2003 and will cease to be a Director of Premier on that date.

Richard has done a first class job in raising the standards of performance within our overseas businesses, particularly with respect to our production and development operating capability, which have been crucial in achieving our goals in Myanmar and Indonesia. The board of Premier thanks him for his important contribution to Premier's development and wishes him well in his future career.

John van der Welle (Finance Director) will broaden his role to incorporate general management of the Indonesian and North West Europe Business Units and Premier's investment in Pakistan.

Business Development – Robin Allan will become Head of Business Development which incorporates all exploration and commercial activities of Premier. He is a geologist and has been with Premier since 1986. After filling a number of technical and new venture roles, he has spent 6 years in South East Asia, firstly managing regional business

development from Singapore, and for the last 2 years as Country Manager in Indonesia. During this latter period, he was responsible for managing the crucial development and first production phase of the West Natuna project.

Operations – Simon Lockett will head up all operations and technical functions of Premier, as well as retaining day to day management of the Albania Business Unit. Simon has been with Premier for 8 years, joining from Shell. He has worked in a variety of roles for Premier, including the management of investor relations, Commercial Manager in Indonesia where he was responsible for the successful completion of the West Natuna gas sales negotiations and most recently, as a Country Manager.

6. Operational and Exploration Update

Group production in the last two months of 2002, including that in respect of assets to be transferred under the Restructuring, was in excess of 60,000 boepd, a record for Premier. Production for 2002 was approximately 5 per cent above the top end of our published target range of 45,000 – 50,000 boepd.

On the exploration front, the programme over the next few months is a full one, with exploration work being carried out on two gas wells on the Dumbar block in Pakistan and two oil wells on the Natuna A block in Indonesia.

The Benir well in Pakistan was tested for its gas potential but proved to be uncommercial. Drilling on the Zirkani well, also on the Dumbar block, is expected to commence in mid January and should take around three months to drill. The first Indonesian well – Kuda Nil – is currently drilling and the second – Binturong – is expected to commence in February."

PART II ADDITIONAL INFORMATION

1. Responsibility

The Directors and proposed Directors of New Premier, whose names appear in paragraph 2 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of those Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors of New Premier

Sir David Glyndwr John KCMG	Chairman
Charles James Auldjo Jamieson	Chief Executive
John Alexander van der Welle	Finance Director
Richard Thomas Liddell	To retire on 31 January 2003
Mohamed Azam Khan Alizai	Proposed non-Executive Director
Scott Jamieson Dobbie CBE	Proposed non-Executive Director
Ronald Victor Emerson	Proposed non-Executive Director
Ian Gray	Proposed non-Executive Director
John Robert Wellwood Orange	Proposed non-Executive Director

3. Significant Change

Save as disclosed in this document, there has been no significant change and no significant new matter has arisen since the publication of the Listing Particulars.

4. Consent

Deutsche Bank, which is regulated in the United Kingdom for the conduct of investment business by The Financial Services Authority, has given and not withdrawn its written consent to the inclusion of its name and references to it in this document in the form and context in which they appear.

5. Documents available for inspection

Copies of each of the following documents will be available for inspection during normal business hours on any weekday (Saturday and public holidays exempted) at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY from the date of this document until the conclusion of the date on which the Scheme becomes effective:

(i) this document;

(ii) the Listing Particulars;

(iii) the documents described in paragraph 23 of Part V of the Listing Particulars; and

(iv) the letter of consent referred to in paragraph 4 above.

20 January 2003

Printed by **St Ives Burrups** B695431/9931
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo



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Posting of Supplementary Listing Particulars

Click here to download

Premier Oil plc announces that supplementary listing particulars of Premier Oil Group Limited (to be renamed Premier Oil Plc) have been posted to shareholders today. The supplementary listing particulars contain the full text of the announcement of 10 January 2003 regarding an update on the restructuring of Premier and management changes.

Copies of the supplementary listing particulars have been submitted to the UK Listing Authority, and are available for inspection at the Document Viewing Facility of The Financial Services Authority, which is situated at 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel no: 020 7676 1000).

22 January 2003

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Drilling and Operational Update

Drilling Update

Premier announces that following drilling in the eastern part of Block A in the Natuna Sea, Indonesia; exploration wells, Kuda Nil-1 and Binturong-1, have both been plugged and abandoned, with hydrocarbon shows. However, the reservoir sandstones encountered are not considered to be of sufficient quality to be commercial.

Kuda Nil-1 encountered over 1500 feet gross interval of hydrocarbon bearing sands. Samples of gas and oil were recovered by wireline test. Binturong-1 also encountered gas and oil over a significant interval. Both of the wells demonstrate oil charge and there will be a reappraisal of the remaining potential of the block.

In Pakistan, the Zirkani-1 well commenced drilling in January 2003 and is expected to be completed in the second quarter. The well will test a large gas prone prospect in the Dumbar licence in the Kirthar fold belt and is located north of the Benir-2 well. The focus of our exploration in Pakistan is to discover and market more gas into the growing domestic gas market.

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Sale of more gas from the Qadirpur Gas Field

Premier is pleased to announce the agreement of an extension to the Gas Sales Agreement between the joint venture partners in the Qadirpur gas field, located in the Sindh province in Pakistan, and the government owned gas utility, Sui Northern Gas Pipeline Company (SNGPL).

The terms of this extension provide for an increase of processed gas production from 240 to 400 million standard cubic feet per day (mmscfd) by June 2003, and to 500 mmscfd by March 2004 (3,700 barrels of oil equivalent per day (boepd) net to Premier's 4.75% working interest). An expansion of field facilities costing approximately US$60 million (Premier share US$2.8 million) is required to deliver this extra gas. The field is currently producing approximately 400 mmscfd including both processed and unprocessed gas streams.

Start of commercial production from the Bhit Gas Field

Commercial production has commenced from the Bhit gas field located 180km north of Karachi in the Kirthar region of Pakistan. Premier has a 6% interest.

The field, operated by Eni, has gross proven plus probable reserves of one trillion cubic feet of gas, equivalent to 172 million barrels of oil equivalent (mmboe), of which Premier's share is 10.3 mmboe. It is expected to reach plateau production exceeding 40,000 boepd (2,400 boepd to Premier) in late March 2003 and the gas will be sold into the domestic market. The development project, costing US$236 million (Premier share $14 million) was completed within 25 months and was under budget.

Over the last three years Premier, through its 50% share of Premier-KUFPEC Pakistan BV, has commercialised all of its discovered gas reserves in Pakistan and has created a substantial business in the country which is expected to contribute around 10,000 boepd to Premier's production from 2004.

Results Announcement

Premier will be announcing its preliminary results for the year to 31 December 2002 on Tuesday 25 March

7 February 2003

ENQUIRIES

Premier Oil plc	**Tel: 020 7730 1111**
Charles Jamieson	
John van der Welle	
College Hill	**Tel: 020 7457 2020**
James Henderson	
Archie Berens	

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia, and Pakistan. Exploration is ongoing in the UK, Indonesia, West Africa (Guinea Bissau and Gabon) and South Asia (Pakistan and India).

On 16 September 2002 Premier announced a major restructuring involving the transfer of interests in Myanmar and Indonesia to its major shareholders Amerada Hess and Petronas in return for the cancellation of their combined 50 per cent. holding in Premier, an injection of £145 million of cash and a repayment of £98 million of project debt. The restructuring leaves Premier as a fully independent oil company in a good position to follow its strategy of value creation and early realisation through oil and gas exploration and commercial deal-making.

Block A Production Sharing Contract

The partners and interests in Block A in the Natuna Sea are:

	Before restructuring	After restructuring
Premier Oil (Natuna Sea)	66.67%	28.67%
KUFPEC	33.33%	33.33%
Amerada Hess	-	23.00%
Petronas	-	15.00%

Qadirpur Field

The Qadirpur gas field was discovered in 1990 and came into production in 1995 following the signature of a Gas Sales Agreement with Sui Northern Gas Pipeline Company (SNGPL) for sales of 340 mmscfd of gas, comprising 240 mmscfd of processed gas and 100 mmscfd of dehydrated gas. In 2001 it was agreed with SNGPL to increase the processed gas output of the Qadirpur field to 400 mmscfd and the work to expand field facilities to deliver this extra gas is expected to complete in June 2003. The second expansion phase to 500mmscfd is expected to be ready in March 2004.

Under a separate agreement with SNGPL, 50 mmscfd of unprocessed gas was contracted for supply to a nearby power plant.

Since 1998, payments for gas under all of Premier's gas contracts in

Pakistan have been settled within the timeframe stipulated by the relevant contract.

The partners and interests in Qadirpur licence are:

Oil & Gas Development Company (operator)	75.0%
PKP Exploration Ltd*	9.5%
BONE B.V	8.5%
Pakistan Petroleum Ltd	7.0%

* PKP Exploration Ltd is 100% owned by Premier-KUFPEC Pakistan B.V. Premier and KUFPEC each hold 50% of Premier-KUFPEC Pakistan B.V. giving Premier an effective 4.75% interest in the Qadirpur field.

Bhit Field

The partners and interests in the Bhit field are:

Eni (operator)	40%
Kirthar Petroleum Ltd	28%
PKP Exploration Ltd**	12%
Oil & Gas Development Company Ltd	20%

** PKP Exploration Ltd is 100% owned by Premier-KUFPEC Pakistan B.V. Premier and KUFPEC each hold 50% of Premier-KUFPEC Pakistan B.V. giving Premier an effective 6% interest in the Bhit field.



Preliminary Results for the year ended 31 December 2002

For further details, click here to download PDF

Premier is an independent exploration and production company with gas and oil interests principally in the UK, Pakistan, Indonesia and Myanmar.

Highlights

Restructuring

- $670 million (£416 million) restructuring announced in September 2002 to transform Premier into a fully independent oil company
- Transfer of Myanmar interests and part of Indonesian business in exchange for Petronas' and Amerada Hess' combined 50% shareholding in Premier, and cash of $376 million (£234 million)
- Completion imminent - expected early in the second quarter 2003
- Post restructuring, Premier will have total reserves of over 200 mmboe; production of approximately 35,000 boepd, net debt of £47.1 million and gearing of 17%, all pro forma at year end 2002

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Improved finances

- Turnover up 23% at £263.1 million (2001: £213.8 million) reflecting higher production
- Operating profit, before exceptional items, £28.6 million higher at £117.2 million
- Profit after tax and earnings per share both 23% higher, at £25.0 million and 1.58 pence respectively (2001: £20.3 million and 1.28 pence)
- Exceptional charge of £13.1 million following a review of the carrying value of UK investments
- Profit after tax, before exceptional items, 90% higher at £38.1 million (2001: £20.1 million)
- Operating cash flow after interest and taxes up £41.5 million at £136.1 million
- Net debt reduced by £129.8 million to £249.5 million

Operational success

- Production up 31% at 53,600 boepd (2001: 40,900 boepd) - above top end of target range of 45-50,000 boepd
- Higher gas deliveries from major operated gas projects in South East Asia
- Bhit gas field in Pakistan commenced production in

- Bhit gas field in Pakistan commenced production in December 2002
- Zamzama full field gas development in Pakistan on track for start up in 2003
- Increased gas sales from the Qadirpur gas field in Pakistan agreed in principle
- Additional 5% interest in UK Kyle field acquired for £3.4 million
- Yetagun capacity upgrade to 300 mmscfd of gas deliverability complete
- Top quartile safety performance on operated facilities

Sir David John, Chairman, commented:

"Premier's year has been dominated by our main objective which was the corporate restructuring announced in September 2002. Along with this the company has recorded another year of improved financial and operational performance.
2003 promises to be an exciting and challenging year for Premier. We have laid out a strategy of achieving success through adding significant value through exploration success and commercial deals - actively managing our portfolio to realise extra value for shareholders. We have now begun to implement this strategy."

25 March 2003

ENQUIRIES:

Premier Oil plc **Tel: 020 7730 1111**
Charles Jamieson
John van der Welle

College Hill **Tel: 020 7457 2020**
James Henderson

PREMIER OIL PLC
Preliminary Results for the year ended 31 December 2002

Chairman's Statement

2002 has been a very significant year for Premier, dominated by the corporate restructuring announced in September. This was the main objective for 2002 and it involved a great deal of work in complex negotiations and structuring. Along with this notable achievement, the company has recorded another year of improved financial and operational performance.

Financial and Operating Performance

Net profits for the year amounted to £25.0 million (2001: £20.3 million). Profits are shown on a pre-restructuring basis, as required by UK accounting standards. Net profits reflect an improvement of 23% over 2001, even after allowing for a prudent write-off of capitalised exploration expenditure of £17.7 million. The statutory reported net profits amount excludes £4.2 million (2001: £14.2 million) associated with take or pay receivables on gas contracts. Earnings per share of 1.58 pence have risen by 23% over the last year.

Production averaged 53,600 barrels of oil equivalent per day (boepd) – up 31% - which, with continued strong oil and gas prices contributed to an increased turnover figure of £263.1 million, up 23% on 2001. Gas revenues have become more of a factor as the percentage of gas in our production mix rose from 47% in 2001 to 60% in 2002. Premier's gas is predominantly sold under long term gas supply contracts, where prices move approximately in line with crude oil.

Net cash flow, including joint ventures, was strong at £93.2 million (2001: £87.6 million), after a capital expenditure programme of £73.1 million, of which £35.0 million was on exploration and appraisal and £34.6 million on development activities, partly offset by portfolio management proceeds of £23.4 million. Year end, net debt, including joint venture balances, was £249.5 million, a substantial reduction of £129.8 million over the year.

Operationally, highlights included agreeing increased gas sales from the Zamzama and Qadirpur gas fields in Pakistan, which should see production in Pakistan rise to over 10,000 boepd net to Premier by year end 2003. Regarding the Yetagun gas field in Myanmar, an agreement was signed with the gas buyer PTT of Thailand which resulted in the settlement of the $22.7 million outstanding take or pay liability. The upgrade of facilities on the Yetagun production platform to allow rates of up to 300 million standard cubic feet per day (mmscfd) of gas was successfully completed in October, and production has been running at above contract quantities for the past three months.

More recently, the Bhit gas field in Pakistan has come onstream. Gross contract production levels are planned to climb to 240 mmscfd by June 2003, of which Premier's net interest is 2,400 boepd. The Zamzama full field development in Pakistan is on track for start up in 2003.

Restructuring

The announcement of the major restructuring of Premier on 16 September 2002 was a substantial achievement, resulting in the $670 million sale of our interests in Myanmar and part of our Indonesian business for a consideration of the combined 50% shareholding in Premier of Petronas and Amerada Hess, and cash.

We have agreed the legal form of the transfer of the assets with Petronas and Amerada Hess, and with the Yetagun joint venture partners in respect of their pre-emption. We have also obtained written approval of the deal from the Indonesian government, and approval in principle from the Myanmar authorities. Details relating to the Yetagun pre-emption are being finalised and we expect to complete the restructuring early in the second quarter 2003.

Post restructuring, Premier will have over 200 million barrels of oil equivalent (mmboe) of total reserves, production of around 35,000 boepd and a significantly stronger balance sheet. As at the end of 2002, post restructuring proforma net debt amounted to £47.1 million, with gearing at only 17%.

New Premier will focus primarily on its existing core areas of the UK, South and South East Asia and West Africa. The principal objective will be to add significant value for shareholders through exploration success and commercial deal-making.

The restructuring had become an imperative following the difficulties experienced in fulfilling the strategic goal of the alliance with Petronas and Amerada Hess set up in 1999 to make Premier into a leading South East Asian gas company. The need for a new strategy, and to reverse the under-performance of Premier shares despite improved financial returns and operational success, had become critical. I would like to thank Petronas and Amerada Hess for their support for Premier during the last few years and for their co-operative approach to the restructuring process.

Corporate Governance, HSE and Corporate Social Responsibility

2002 was a turbulent year for markets and for companies working internationally. There have been increased challenges for companies with their corporate governance, the security of their people and assets, and their involvement with stakeholders and the environment.

Our health, safety and environment (HSE) performance has again been industry top quartile, with Indonesia achieving to date a particularly noteworthy milestone of 644 days without a lost time incident.

Increased security issues in a number of countries in which we operate have meant that we are continually improving our standards of security for our people and assets, whilst ensuring that production and other operations continue without interruption. We have, I believe, been one of the leading companies in embracing and evolving our corporate principles and embodying in them our respect for the population and environments where we work. I am pleased to report that as part of this evolution, we have recently signed partnerships with UNEP - the United Nations Environment Programme, and Save the Children (US) who are our principal partners in helping us to run and/or assess our community programmes in the countries in which we operate.

The Higgs Report on the role and effectiveness of non-executive directors and the Smith Report on audit committees are reports which Premier, together with other publicly quoted companies, is studying carefully. Premier already has strong governance processes in place and will continue to enhance them in the light of the eventual changes to be made to the Combined Code as a result of these reports.

Dividend Policy

The Board believes that most of our shares are owned by investors looking principally for substantial capital growth in the share price, rather than regular small dividends out of income. The Company is strongly committed to generating returns to shareholders through capital growth, and to exploring other methods of returning value to shareholders from time to time when appropriate. Returns to shareholders may be made from time to time via more significant one-off cash dividends or share buyback programmes when large surplus funds have been generated which are not earmarked for near term re-investment. Consistent with this policy, the Board has decided not to make a dividend payment for the year 2002.

Board and Management

As a result of the restructuring the Petronas and Amerada Hess directors will stand down. I would like to express my thanks to Dato' Idris Mansor, Encik Mohammad Medan Abdullah, J Barclay Collins and Richard Mew for their valuable contributions.

We have also said goodbye to Richard Liddell at the end of January 2003, who as Operations Director has contributed much to the development of Premier as an international production and development operator. Our Finance Director, John van der Welle, has broadened his role to incorporate general management of our business units, whilst Simon Lockett is now Head of Operations and Technical. Additionally, Robin Allan has become Head of Business Development which includes our exploration and commercial activities.

I would also like to express the Board's gratitude to our staff in all locations, who have continued to achieve excellent performance throughout the group.

Outlook

The direction of oil prices is uncertain in the light of current international events, but given a reasonable scenario for prices, new Premier's combination of a solid base business of production, strong balance sheet and a good portfolio of new business assets gives the group a good platform from which to succeed.

2003 promises to be an exciting and, as usual, challenging year for Premier. We have laid out a strategy of achieving success by adding significant value through exploration and commercial deals - actively managing our portfolio to realise extra value for shareholders. We have now begun to implement this strategy.

Financial Review

Economic Environment

The oil price moved over a wide range in the year in response to heightened geopolitical tensions and the loss of Venezuelan production, which offset a weak global economy. The Brent crude price started the year at $19.3 per barrel and rose steadily throughout 2002 to finish at $28.7 per barrel, giving an average of $25.0 per barrel - slightly above the price for 2001. In the foreign exchange market, against sterling the US dollar weakened from $1.46 at the start of the year to $1.61 at year end.

2002 Results

Profit after tax and exceptional items for 2002 amounted to £25.0 million, which compares with £20.3 million for the preceding year. Excluding exceptional items, profit after tax was £38.1 million (2001: £20.1 million).

On 16 September 2002 Premier announced the restructuring of the group's South East Asian interests in a transaction with major shareholders Amerada Hess and Petronas. The economic effective date of this transaction was 30 September 2002. However, for accounting purposes, the impact of the transaction will be recorded at the actual date of completion. Accordingly the results for 2002 include a full year's contribution from the Indonesian and Myanmar businesses to be transferred under the restructuring.

As in the two previous years, net profits associated with take-or-pay receivables for 2002 under gas contracts in Indonesia have been deferred. These amounted to £4.2 million (2001: £14.2 million), and are excluded from reported profits until the related gas has been delivered in the future. Pro forma reported and deferred net profits therefore amounted to £29.2 million (2001: £34.5 million) which Premier believes is a better measure of the group's underlying profitability than the statutory profit after tax reported under UK accounting standards. At the end of 2002, Premier had cumulative deferred net profits of £26.5 million (2001: £22.3 million).

Group production, on a working interest basis, was up by 31% at 53,600 boepd (2001: 40,900 boepd), with record production levels of over 60,000 boepd achieved in November and December 2002. Turnover, including the group's share of joint ventures in Pakistan and Myanmar, was 23% higher at £263.1 million, reflecting increased production volumes. Realised oil prices averaged $24.3 per barrel, compared with $25.2 per barrel in the previous year, reflecting the changing mix in oil production. Gas prices averaged $3.44 per thousand standard cubic feet, up from $2.97 in 2001.

Cost of sales rose by £9.9 million to £107.0 million reflecting higher production partly offset by unit cost reductions. Including the joint ventures in Pakistan and Myanmar, total cost of sales increased to £133.4 million (2001: £118.0 million). Based on total cost of sales, underlying group unit operating costs were 18% down at £3.0 per barrel of oil equivalent (boe) due to higher production from Indonesia and Myanmar, offset by increasing UK operating costs. Underlying unit group amortisation amounted to £3.14 per boe, broadly in line with the previous year.

Administrative costs rose by £0.8 million to £7.9 million. Operating profits, including joint ventures but before exceptional items, amounted to £117.2 million, an increase of £28.6 million reflecting the higher turnover in the year.

Net interest expenses and foreign exchange gains/losses were down £7.7 million at £31.5 million as debt levels have continued to fall from their peak in 2001. Included in this amount is a realised foreign exchange loss of £2.5 million (2001: gain £0.5 million) which reflects the US dollar's continued slide against sterling.

Pre-tax profits were higher by £23.0 million at £72.6 million. However, the taxation charge also increased significantly at £47.6 million (2001: £29.3 million) reflecting higher profitability and the adverse changes to UK corporation tax on ring-fence profits imposed by the Government in the year. These changes have increased Premier's tax charge by £8.0 million, mainly reflected in a one-off adjustment in the deferred UK tax charge to account for the higher tax rate of 40% effective from April 2002.

An exceptional charge of £13.1 million was made in the year on the carrying value of the group's investments in the UK. This charge has resulted from the decision to transfer £21.8 million of intangible fixed assets to the depreciating tangible fixed asset pool. These costs relate to expenditure on a number of licences where Premier now believes there is limited future value to be realised.

Premier has also considered it appropriate to write off a further £4.6 million relating to exploration expenditure in areas outside of the established depreciating tangible fixed asset pools. This has been categorised as exploration expenditure written off.

The exceptional charge and exploration write off continues Premier's policy of prudent balance sheet management ensuring the level of capitalised assets is maintained at an appropriate level.

Cash flow

Net cash flow from operating activities, excluding joint ventures, amounted to £123.5 million, up from £111.1 million in 2001. After deducting interest and taxes, operating cash flow was £85.4 million (2001: £58.4 million). Including the cash flow from joint ventures, operating cash flow after interest and taxes rose by £41.5 million to £136.1 million. Averaged over the year, operating cash flow including joint ventures covered net interest expenses by an improved 7.1 times (2001: 4.4 times).

In 2002 Premier has increased its focus on exploration related activities whilst development expenditure has fallen with the completion of major investment projects in South East Asia and the UK. Total capital expenditure for the year amounted to £42.2 million (2001: £60.9 million), or £73.1 million including joint ventures. This comprised £34.6 million (2001: £51.0 million) on field developments, £35.0 million (2001: £20.0 million) on exploration and appraisal activities, with other expenditure of £3.5 million (2001: £2.4 million). Capital expenditure was offset by the receipt of proceeds of £23.4 million from portfolio management undertaken in 2001.

Net Debt

Net debt, including balances in joint ventures, has continued to fall due to rising net cash flow, the receipt of proceeds from portfolio management together with exchange gains, and amounted to £249.5 million at year end (2001: £379.3 million). Bank debt of £124.2 million has been classified as short-term debt as the facility matures on 30 June 2003, or

on the earlier completion of the restructuring. Gearing, defined as net debt (including joint venture balances) divided by net assets, was down to 80% at year end (2001: 122%).

The group continues to maintain a very liquid position, with cash and short-term investments at the end of 2002 of £145.7 million (2001: £84.4 million). Including balances in joint ventures, this amount stood at £166.5 million (2001: £96.8 million).

Following the completion of the restructuring, the group's borrowing will be refinanced in the debt market, and the resultant balance sheet will show much reduced levels of net debt and gearing in line with Premier's new strategic focus. On a pro forma basis, as at 31 December 2002 post restructuring, the group's net debt amounted to £47.1 million, with gearing at 17%.

Hedging and Risk Management

Premier undertakes oil and gas price hedging periodically, within Board approved limits, to protect operating cash flow against weak prices. Hedging is normally undertaken with zero cost collar options, and to a lesser extent with swaps.

In 2002 the group purchased oil price options with floors at a Brent price of $20 per barrel and ceiling prices averaging $29 per barrel. In addition oil price swaps at an average price of approximately $25 per barrel were purchased. These hedges produced a small loss of £1.4 million (2001: gain £1.7 million). Hedges for 2003 currently cover 46% of the anticipated liquids production (after completion of the restructuring) at a floor price of $20 per barrel and a ceiling price of $28.3 per barrel, and 9% through oil swap agreements at an average price of $23.2 per barrel. In addition, 36% of Indonesian gas production (after completion of the restructuring) has been covered at an equivalent floor price of $20.2 per barrel and a ceiling price of $29.5 per barrel.

Exchange rate exposures relating to non-sterling receipts and expenditures were not hedged during the year. As Premier's activities are largely a dollar functional currency business, the majority of borrowings are denominated in dollars to reduce currency exposures arising from the dollar/sterling exchange rate. Interest rate exposures are managed by borrowing in both fixed and floating rates - at year-end 62% of borrowings, excluding the Yetagun project loan, were at fixed rates with an average rate of 7.5%. Cash balances are invested in a range of floating rate bank deposits, managed liquidity funds and commercial paper, subject to Board approved limits.

It is group policy that all transactions involving derivatives must be directly related to the underlying business of the group. No speculative transactions are undertaken.

The group undertakes an insurance programme to reduce the potential impact of the physical risks associated with exploration and production activities. In addition we purchase business interruption cover for a proportion of cash flow from the major producing fields.

Operating Review

Production and Reserves

Working interest production for 2002 averaged 53,600 boepd, representing an annual increase of 12,700 boepd and 7% above the top end of the range of 45-50,000 boepd projected for the year in the 2001 results. The major contributions to the rise were much higher volumes from the West Natuna gas project in Indonesia and increases in gas production from the Yetagun field in Myanmar. Production levels in the UK and Pakistan were broadly similar to the preceding year. Production comprised 40% oil and 60% gas (2001: 53% oil and 47% gas) reflecting the higher gas volumes in South East Asia.

Proven and probable reserves, on a working interest basis, were 450 mmboe as at 31 December 2002, down from 469 mmboe reported a year earlier, mainly reflecting annual production. The movement over the year, which excludes the impact of the restructuring, was as follows:

	mmboe
Start of 2002	469
Production	(20)
Revisions	(1)
Acquisitions	2
End of 2002	450

The acquisition represents the purchase of an additional interest in the UK Kyle field, while minor revisions were booked across several UK fields. No reserves have been booked in Indonesia in respect of the second sale of gas to Malaysia pending future progress in the commercial arrangements for development.

Post restructuring, Premier will have total reserves (including as yet unbooked reserves in respect of the second sale of gas to Malaysia) of over 200 mmboe.

Development

During the year field development activity was undertaken in Pakistan and Myanmar. In the former the development of the Bhit field was largely completed by December and commissioning is ongoing. Work on the Zamzama full field development continued on schedule for start up in 2003. Additionally, further upgrading of the Qadirpur field processing facilities continued. In Myanmar the Yetagun phase II capacity upgrade was successfully completed by Premier as operator.

Exploration and Appraisal

Premier participated in five exploration and appraisal wells during 2002 - two in Pakistan and one in each of the UK, Indonesia and Guinea Bissau. Whilst none of these wells resulted in a commercial discovery, drilling activity continues in Pakistan on the Dumbar block where one well is currently operating.

The current exploration programme, which commenced in 2002, will continue into 2003, including possible further drilling in the Dumbar block and the beginning of a West African campaign, in Guinea Bissau and Gabon.

Europe

Production in the UK for 2002 was 18,500 boepd, in line with the previous year, and accounted for 35% of group production. This percentage is less than the previous year (45%) as gas volumes from South East Asia continue to build.

The Wytch Farm oil field remains as Premier's main producing field in the UK, contributing 6,900 boepd net (2001: 7,800 boepd). Production decline in this mature asset continued to be mitigated by successful infill drilling of three multilateral side-tracks of existing wells with development costs of less than $3 per barrel, and infill drilling is set to continue at current levels for the foreseeable future.

Production from the Kyle field, which came on-stream in 2001, averaged at 5,600 boepd net to Premier despite a three month interruption to gas export which commenced during April, caused by a blockage in the export line due to hydrate formation. During the period oil production was also curtailed. Full oil and gas production was restored during July. Development continued with a fourth horizontal well which was brought on-stream mid July, with production rates in line with expectations and costs under budget. At the end of June, Premier acquired an additional 5% equity from Roc Oil at a cost of £3.4 million taking our interest to 40% effective from the beginning of 2002. Facilities upgrades to enhance production are being considered for 2003.

The majority of the remainder of UK production came from the Fife area, which contributed 3,700 boepd net. This is up 32% on last year due to a combination of successful infill drilling on the Fife field and the first full year of Angus field production which was re-developed in 2001.

On the exploration side, Premier earned a 16% equity share in block 204/16 by carrying British Gas' costs in a well to appraise the Marjun-1 discovery in adjacent Faroes block 6004/16. The well encountered hydrocarbons but not in sufficient quantities to justify testing. Premier now has access to new 3D seismic data acquired over the block and adjacent blocks which is currently being interpreted and has options to farm-in to the adjacent blocks. Premier is also evaluating other UKCS acreage as a source of new opportunities.

Pakistan

Premier conducts its operations in Pakistan through its 50% holding in a joint venture company, Premier - Kufpec Pakistan BV (PKP). Production net to Premier averaged 5,600 boepd, broadly in line with the preceding year (2001: 5,700 boepd).

Despite international concerns about the security environment in Pakistan following events in Afghanistan and tensions with India, 2002 was a successful year for Premier with further development activity on three gas fields - Qadirpur, Bhit and Zamzama - which are planned to result in a more than doubling of the production rate by the end of 2003.

The Qadirpur gas field was the largest contributor to production from Pakistan amounting to 2,800 boepd. Further development of the Qadirpur gas field is underway with an expansion of processing facilities from 235 to 400 mmscfd to be completed in mid 2003, with further expansion to 500 mmscfd of processed gas by early 2004.

Production from the Kadanwari gas field declined to a net 1,500 boepd (2001: 2,100 boepd), while Zamzama extended well test production exceeded contracted volumes at 1,300 boepd net to Premier (2001: 900 boepd). Gas Sales Agreements for Zamzama were signed with Sui Southern Gas Company Limited and Sui Northern Gas Pipelines Limited for the sale of 320 mmscfd from mid 2003. Work on field development continued and commissioning of the new plant is on schedule.

The development of the Bhit field was largely completed in December and initial gas sales were achieved that month. Commissioning of the full field plant should be completed in the first quarter of 2003 leading to full field production of 240 mmscfd by mid 2003.

Two exploration wells were drilled in the year. Zarghun North-1 well in the Bolan block failed to flow gas, however gas commercialisation negotiations have commenced with Sui Southern Gas Company Limited for the neighbouring Zarghun South gas discovery.

In the Dumbar block the programme of 650km of 2D seismic acquisition in the Kirthar National Park area was concluded. The Benir-2 exploration well was drilled and tested following which it has been plugged and abandoned after a non-commercial gas flow to surface. Drilling of Zirkani-1 has now commenced, in the same concession area, and this well is due to reach the target zone in the second quarter of 2003.

Indonesia

Record levels of production were achieved in Indonesia in 2002 as demand from gas buyers in Singapore grew steadily throughout the year with the completion of end user facilities. In addition, extra revenues from gas production arose in May and June when Premier sold gas to make up for delivery shortfalls experienced by another partner in the West Natuna gas project. Accordingly net production amounted to 18,300 boepd, an increase of 78% from the preceding year.

The Anoa gas export and oil production facilities have been operated by Premier with an excellent health, safety and environmental record, and no lost time incidents occurred during the year. The facilities have performed well, with no significant down-time and Premier was able to meet all of its contractual sales requirements during the year.

Whilst Anoa oil volumes continue to fall, the rate of decline is slow and volumes delivered in 2002 are slightly ahead of forecast. Technical work is being undertaken to examine ways in which oil recovery can be maintained as high as economically possible. During the year engineering work on the development of additional uncontracted gas reserves discovered on block A has continued.

In December the first of two exploration wells on the eastern Area IV segment of block A was spudded. Both wells - Kuda Nil and Binturong - have since been plugged and abandoned with non-commercial oil shows. Further work is underway to assess the remaining potential of Area IV.

Myanmar

Gross gas production from the Premier operated Yetagun gas field averaged 199 mmscfd in 2002 giving net gas production excluding condensate of 9,700 boepd (2001: 5,600 boepd). In addition a total of five condensate liftings were made during the year from the floating storage and offtake vessel with a gross volume of 2.1 million barrels. Our net

share of this condensate production was 1,500 boepd giving Premier a doubled combined net production from the field of 11,200 boepd (2001: 6,600 boepd).

The phase II capacity upgrade of the Yetagun field development was successfully completed on time and on budget during the year. The facilities can now deliver 300 mmscfd, the quantity required under the terms of the Gas Sales Agreement. Front-end engineering work on the phase III capacity upgrade was also completed in the year and detailed design engineering work is well advanced to enable the facilities to deliver 400 mmscfd from April 2004. Purchase of long lead items required for a programme of in-fill drilling in 2003 to ensure the delivery of the increased production commenced at the end of the year.

No take or pay debtor arose in 2002 following the signing of a Side Letter Agreement to the Gas Sales Agreement with gas buyer PTT of Thailand. This deferred the increase in contract quantity from 1st October 2002 until 1st January 2003, in return for settlement of the 2001 take or pay liability ($22.7 million net to Premier) together with confirmation of the increase in daily contract quantity to 400 mmscfd in April 2004.

2002 saw a significant drop in risk levels on the Yetagun facility, as part of our ongoing commitment to reduce risks to meet international standards wherever we operate. With the construction of additional blast walls, improvements to electrical equipment and fire and gas detection systems the Yetagun facility is on track to achieve a world class safety case at the end of Phase III.

Albania

In Albania four of the twenty new development wells planned as part of the extended production programme had been drilled by the year end. These wells plus an additional five new wells were completed and began producing in February 2003. The remainder of the programme is expected to be complete by end April 2003. In addition a reactivation programme on six wells had also been completed by year end and the wells were producing satisfactorily. Information from this programme will be analysed during the year with the aim of making a decision on the future development programme in the third quarter of 2003.

New Venture Areas

Exploration new ventures have commenced in North East India and Gabon in 2002, continuing the regeneration and replenishment of Premier's exploration portfolio, and signifying a trend away from long plateau gas production and into short-field life, higher annual cash flow oil projects.

In the Jaipur block, Assam, Premier has begun to shoot seismic adjacent to the Digboi oil field, in an area previously unexplored. This was due to the difficult terrain of the Naga thrust-belt which deterred previous explorers; however we are confident that our experience of working similar thrust-belts will enable us to acquire high quality seismic in this area, with a view to first drilling in early 2004.

In the Phenix concession, offshore Southern Gabon, we have used new 3D seismic processing techniques to identify firm prospects for exploration. The operator Sasol and Premier are currently negotiating the final details of a production sharing contract with the government prior to planning for drilling later this year.

PREMIER OIL PLC
Preliminary Results for the year ended 31 December 2002
Consolidated profit and loss account

	2002 £ million	2001 £ million
Turnover		
Group and share of joint ventures	**263.1**	213.8
Less: share of joint ventures' turnover	**(64.4)**	(47.0)
Group turnover	**198.7**	166.8
Cost of sales	**(107.0)**	(97.1)
Exceptional provision for oil and gas assets	**(13.1)**	(42.0)
Exploration expenditure written off	**(4.6)**	
Gross profit	**74.0**	27.7
Administrative costs	**(7.9)**	(7.1)
Group operating profit	**66.1**	20.6
Share of joint ventures' operating profit	**38.0**	26.0
Total operating profit: Group and share of joint ventures	**104.1**	46.6
Profit on disposal of investment		42.2
Net interest payable : Group	**(17.8)**	(26.7)
Joint ventures	**(11.2)**	(13.0)
Exchange (losses)/gains*	**(2.5)**	0.5
Profit on ordinary activities before tax	**72.6**	49.6
Tax : Group	**(36.2)**	(22.8)
Joint ventures	**(11.4)**	(6.5)
Profit after tax	**25.0**	20.3
Earnings per share (pence) - basic and diluted	**1.58**	1.28

* Exchange (losses)/gains relate wholly to the Group.

Consolidated statement of total recognised gains and losses

	2002 £ million	2001 £ million
Net profit for the year excluding share of profits of joint ventures	**9.6**	13.8
Share of joint ventures' profits for year	**15.4**	6.5
Net profit for the year attributable to members of the parent company	**25.0**	20.3
Exchange difference on retranslation of net assets of subsidiary undertakings	**(16.7)**	1.2
Exchange difference on retranslation of net assets of joint ventures	**(8.3)**	(0.5)
Total recognised gains relating to the year	**-**	21.0

PREMIER OIL PLC

Preliminary Results for the year ended 31 December 2002

Balance sheets as at 31 December 2002

	Group 2002 £ million	Group 2001 £ million	**Company 2002 £ million**	Company 2001 £ million
Fixed Assets				
Intangible assets	**24.3**	30.4		
Tangible assets	**400.1**	464.3		0.1
Investments	**11.6**	11.7	**692.3**	692.3
Investments in joint ventures:				
Share of gross assets	**257.4**	257.7		
Share of gross liabilities	**(155.8)**	(176.6)		
Total fixed assets	**537.6**	587.5	**692.3**	692.4
Current assets				
Stocks	**7.0**	12.8		
Debtors, including amounts due after one year	**81.5**	95.4	**185.1**	193.6
Cash and short term deposits	**145.7**	84.4		
Total current assets	**234.2**	192.6	**185.1**	193.6
Creditors: amounts falling due within one year	**(195.7)**	(67.6)	**(389.7)**	(375.8)
Net current assets/(liabilities)	**38.5**	125.0	**(204.6)**	(182.2)
Total assets less current liabilities	**576.1**	712.5	**487.7**	510.2
Creditors: amounts falling due after one year including convertible debt	**(201.3)**	(355.0)	**(200.6)**	(218.2)
Deferred income	**(11.7)**	(4.4)		
Provision for liabilities and charges	**(50.8)**	(41.5)		
Net assets	**312.3**	311.6	**287.1**	292.0
Capital and reserves				
Share capital	**79.4**	79.2	**79.4**	79.2
Share premium account	**138.5**	138.0	**138.5**	138.0
Capital reserve	**14.5**	14.5	**14.5**	14.5
Merger reserve	**68.2**	68.2	**68.2**	68.2
Profit and loss account	**11.7**	11.7	**(13.5)**	(7.9)
Total equity shareholders' funds	**312.3**	311.6	**287.1**	292.0

PREMIER OIL PLC
Preliminary Results for the year ended 31 December 2002
Consolidated cash flow statement

	2002 £ million	2001 £ million
Net cash inflow from operating activities	**123.5**	111.1
Returns on investment and servicing of finance		
Interest received	**4.3**	1.5
Interest paid	**(21.7)**	(31.2)
	(17.4)	(29.7)
Taxation		
UK corporation tax paid	**(4.1)**	(6.2)
UK petroleum revenue tax paid	**(12.6)**	(15.5)
Overseas taxes paid	**(4.0)**	(1.3)
	(20.7)	(23.0)
Capital expenditure and financial investments		
Payments to acquire fixed assets	**(42.2)**	(60.9)
Receipts from sale of fixed assets	**23.4**	
Increase shareholding in listed investment		(2.4)
Investment of funds refundable from joint venture		(7.1)
Investment of funds in joint ventures	**(11.6)**	(2.2)
	(30.4)	(72.6)
Acquisitions and disposals		
Receipt arising from establishment of new joint venture	**6.8**	72.9
	6.8	72.9
Management of liquid resources		
Net change in short term deposits	**(60.0)**	(46.7)
	(60.0)	(46.7)
Financing		
Issue of ordinary share capital	**0.7**	0.1
Net cash inflow from financing	**0.7**	0.1
Increase in cash	**2.5**	12.1
Cash generated after interest and taxation	**85.4**	58.4
Cash flow generated per share (pence)	**5.4**	3.7

Cash flows relating to the joint ventures are excluded, in accordance with FRS 9 – 'Associates and Joint Ventures'.

PREMIER OIL PLC
Preliminary Results for the year ended 31 December 2002
Notes to the accounts

1. Geographical analysis	2002 £ million	2001 £ million
Group turnover by origin and destination		
UK	**103.0**	109.8
Indonesia (destination Singapore)	**95.7**	57.0
Total group turnover	**198.7**	166.8
Joint venture turnover by origin and destination		
Pakistan	**17.9**	18.8
Myanmar (destination Thailand)	**46.5**	28.2
	263.1	213.8
Group operating profit/(loss) before exceptional items		
UK	**25.6**	39.1
Albania	**(0.1)**	(0.1)
Australia	**(0.1)**	(0.2)
Indonesia	**58.4**	23.8
Other overseas	**(4.6)**	
	79.2	62.6
Exceptional provision for oil and gas assets and investment		
UK	**(13.1)**	(12.1)
Albania		(17.6)
Australia		(8.5)
Other overseas		(3.8)
	(13.1)	(42.0)
Group operating profit	**66.1**	20.6
Share of operating profit in joint ventures - Pakistan	**10.8**	13.1
- Myanmar	**27.2**	12.9
Profit on disposal of investment		42.2
Net interest	**(29.0)**	(39.7)
Exchange (losses)/gains	**(2.5)**	0.5
Profit on ordinary activities before tax	**72.6**	49.6
Net assets		
UK	**83.8**	131.5
Africa	**9.9**	
Australia	**11.6**	11.7
Indonesia	**266.4**	327.5
Myanmar	**17.2**	24.2
Other overseas	**2.3**	8.0
	391.2	502.9
Share of net assets of joint ventures		
Pakistan	**54.7**	45.0
Myanmar	**46.9**	36.1
	492.8	584.0
Unallocated net borrowings	**(180.5)**	(272.4)
Total net assets	**312.3**	311.6

PREMIER OIL PLC
Preliminary Results for the year ended 31 December 2002
Notes to the accounts

2. Cost of sales	**2002 £ million**	2001 £ million
Operating costs	**48.1**	47.7
Royalties	**5.7**	5.2
Amortisation and depreciation of tangible fixed assets:		
Oil and gas	**51.8**	42.7
Other	**0.9**	1.0
Amortisation of decommissioning assets	**0.5**	0.5
	107.0	97.1
Exceptional provision for oil and gas assets		
Impairment write-down of:		
Tangible fixed assets	**13.1**	33.5
Investments		8.5
	13.1	42.0

The Group has made a provision in respect of non-core tangible assets held in the UK pool of £13.1 million. In 2001, the Group made a total provision of £42.0 million which included a write-down of £12.1 million in the UK pool, £17.6 million in the Southern Europe pool, £0.4 million in the Pakistan pool, £3.4 million in the International pool and an investment write-down on the Group's shareholding in Australian Worldwide Exploration NL of £8.5 million.

3. Intangible Fixed Assets

	UK £ million	**Far East £ million**	**International £ million**	**Total £ million**
The Group				
Cost				
At 1 January 2002	21.5	6.0	2.9	30.4
Exchange movements	(2.0)	(0.5)	(0.1)	(2.6)
Additions during the year	7.6	2.7	13.0	23.3
Transfer to tangible fixed assets	(21.8)	(0.4)		(22.2)
Exploration expenditure written off			(4.6)	(4.6)
At 31 December 2002	**5.3**	**7.8**	**11.2**	**24.3**

PREMIER OIL PLC
Preliminary Results for the year ended 31 December 2002
Notes to the accounts

4. Tangible fixed assets	**UK**	**Southern Europe**	**Far East**	**Australia**	**Pakistan**	**International**	**Pipeline assets**	**Other fixed assets**	**Total**
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
The Group									
Cost									
At 1 January 2002	526.1	33.5	281.0	0.4	0.8	32.8	78.9	9.0	962.5
Exchange movements	(43.2)	(3.0)	(22.7)			(1.9)	(7.4)	(0.1)	(78.3)
Additions during the year	14.2	0.7	4.1				1.0	0.4	20.4
Transfer from intangible fixed assets	21.8		0.4						22.2
Disposals								(0.1)	(0.1)
At 31 December 2002	**518.9**	**31.2**	**262.8**	**0.4**	**0.8**	**30.9**	**72.5**	**9.2**	**926.7**
Amortisation and depreciation									
At 1 January 2002	385.6	33.5	37.1	0.4	0.8	32.8	1.0	7.0	498.2
Exchange movements	(29.5)	(3.0)	(3.3)			(1.9)		(0.1)	(37.8)
Charge for the year	32.2		17.5				2.6	0.9	53.2
Disposals								(0.1)	(0.1)
Impairment write-downs	13.1								13.1
At 31 December 2002	**401.4**	**30.5**	**51.3**	**0.4**	**0.8**	**30.9**	**3.6**	**7.7**	**526.6**
Net book value									
At 31 December 2002	**117.5**	**0.7**	**211.5**	**-**	**-**	**-**	**68.9**	**1.5**	**400.1**
At 31 December 2001	140.5	-	243.9	-	-	-	77.9	2.0	464.3

The impairment test has been carried out using a 10% nominal discount rate, $/£ exchange rate of 1.61 and an oil price forecast of $22.4 (2003), $21.5 (2004), $ 20.0 (2005), escalated at 2% thereafter. Cost to the Group at 31 December 2002 includes capitalised interest of £17.3 million (2001: £19.1 million). The movement relates to exchange differences on capitalised interest balances.

PREMIER OIL PLC
Preliminary Results for the year ended 31 December 2002
Notes to the accounts

5. Group consolidated cash flow statement analysis

a) Reconciliation of operating profit to net cash flow from operating activities

	2002 £ million	2001 £ million
Operating profit	66.1	20.6
Amortisation	53.2	44.2
Impairment write-downs	13.1	42.0
Exploration expenditure written off	4.6	
Exchange translation difference	(3.5)	0.4
Decrease in stocks	4.6	4.1
Increase in debtors	(9.3)	(4.3)
(Decrease)/increase in creditors	(5.3)	4.1
Net cash inflow from operating activities	123.5	111.1

b) Reconciliation of net cash flow to movement in net debt	2002 £ million	2001 £ million
Increase in cash in the period	2.5	12.1
Cash outflow from movement in liquid resources	60.0	46.7
Change in net debt resulting from cash flows	62.5	58.8
Exchange translation difference	29.4	(8.3)
Decrease in net debt in the period	91.9	50.5
Opening net debt	(272.4)	(322.9)
Closing net debt	(180.5)	(272.4)

c) Analysis of net debt	At 1 January 2002 £ million	Cash flow £ million	Exchange movements £ million	At 31 December 2002 £ million
Cash in hand and at bank	14.5	2.5	(0.6)	16.4
Bank loans due within one year		(124.2)		(124.2)
Debt due after one year	(356.8)	124.2	30.6	(202.0)
Short term deposits	69.9	60.0	(0.6)	129.3
Total net debt	(272.4)	62.5	29.4	(180.5)

PREMIER OIL PLC
Preliminary Results for the year ended 31 December 2002
Notes to the accounts

6. Restructuring

On 16 September 2002 the Group announced that it had reached agreement with the two principal shareholders of the company, Amerada Hess Limited (Amerada Hess) and Petronas International Corporation Limited (PICL) on the terms of a restructuring (the Restructuring) which, when completed, will increase the Group's core net asset value per share, whilst reducing both net debt and gearing. The implied consideration to be received by the Group for the assets being transferred as part of the Restructuring is $670 million (£416 million). The main commercial elements of the Restructuring, which, subject to completion, will have an effective date of 30 September 2002, are as follows:

- the Group will transfer its entire 26.67 per cent interest in the Yetagun project offshore Myanmar (the Yetagun Project) and support the transfer of the operatorship of that project, to PICL in consideration for the cancellation of PICL's 25 per cent ordinary shareholding in Premier, the assumption by PICL of the Yetagun Project debt of $124 million (£77 million) net of cash held by Premier Petroleum Myanmar Limited (PPML) and a cash payment to the Group of $135 million (£84 million)
- the Group will transfer a 15 per cent interest in West Natuna Sea Block A (Natuna) in Indonesia, to PICL in consideration for the cancellation of PICL's shares held in Premier and a cash payment to the Group of $100 million (£62 million)
- The Group will transfer a 23 per cent interest in Natuna to Amerada Hess in consideration for the cancellation of Amerada Hess' 25 per cent ordinary shareholding in Premier and a cash payment to the Group of approximately $17 million (£11 million); and
- The Group will retain a 28.67 per cent interest in, and the operatorship of, Natuna. Premier and PICL have also agreed in principle with each of the other joint venture partners in the Yetagun Project (Myanma Oil and Gas Enterprise, PTTEP International Limited and Nippon Oil Exploration (Myanmar) Limited) that they will be offered the option to increase their interests therein.

The following pro forma statement of consolidated net assets of Premier has been prepared in order to illustrate how the consolidated net assets and net debt as at 31 December 2002 might have been affected had the Restructuring been completed on that date. It has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of Premier post-Restructuring. It has been prepared in accordance with the notes set out below:

PREMIER OIL PLC

Preliminary Results for the year ended 31 December 2002

Notes to the accounts

6. Restructuring (continued)

Premier Oil plc
Pro forma statement of consolidated net assets
As at 31 December 2002

	Notes	Balance sheet as at 31 December 2002	Impact of restructuring	Pro forma balance sheet as at 31 December 2002
		£ million	£ million	£ million
Fixed assets				
Intangible assets	6	24.3	(7.8)	16.5
Tangible assets	6,7	400.1	(117.5)	282.6
Investments		11.6		11.6
Investments in joint ventures				
Share of gross assets	1	257.4	(179.6)	77.8
Share of gross liabilities	1	(155.8)	132.7	(23.1)
Total fixed assets		537.6	(172.2)	365.4
Current assets				
Stocks	3	7.0	(0.7)	6.3
Debtors, including amounts due after one year	3	81.5	(17.5)	64.0
Cash and short term deposits	3,4,10	145.7	(120.7)	25.0
Total current assets		234.2	(138.9)	95.3
Creditors: amounts falling due under one year	3, 5	(195.7)	133.9	(61.8)
Net current assets		38.5	(5.0)	33.5
Total assets less current liabilities		576.1	(177.2)	398.9
Creditors: amounts falling due after one year	5	(201.3)	126.5	(74.8)
Provision for liabilities and charges	8	(62.5)	9.3	(53.2)
Consolidated net assets	13	312.3	(41.4)	270.9

Explanatory notes:

1. The Group holds part of its interest in Myanmar through Global Resources Ltd, in which it holds a 50 per cent share. Premier accounts for its share in Global Resources Ltd using the gross equity method which reflects Premier's share of the gross assets and liabilities of the joint venture under FRS 9 – 'Associates and Joint Ventures'.
2. US$ amounts have been converted at $1.61/£1.00, the exchange rate at 31 December 2002
3. Estimated working capital balances of £15.6 million representing stock (£0.7 million), debtors (£17.5 million), cash (£7.4 million), and creditors (£10.0 million) are transferred with the Natuna and Yetagun interests. These balances are assumed to be settled on completion. This estimated working capital balance is based upon the Framework Agreement dated 16 September 2002.

PREMIER OIL PLC
Preliminary Results for the year ended 31 December 2002
Notes to the accounts

6. Restructuring (continued)

Explanatory notes (continued):

4. Costs of the transaction are shown as a cash expense. Total costs assumed, including an estimate of the "make-whole" payment on Premier's loan notes, amount to $58.3 million (£36.2 million).
5. Under the Restructuring, bridge finance arrangements have been put in place which result in the reclassification £124.2 million from creditors falling due under one year to creditors falling due over one year.
6. Transfer of assets from intangible cost pool to tangible cost pool prior to the transfer.
7. The reduction in fixed assets represents impact of partial disposal of Premier's interest in Natuna.
8. Deferred tax provision (£3.5 million) is written back to reflect Premier's remaining equity in Natuna. In addition deferred income of £5.8 million has been released to reserves due to change in the interest in Natuna.
9. Net debt (including balances in joint ventures) is £249.5 million pre-Restructuring and £47.1 million post-Restructuring. Gearing is 80 per cent pre-Restructuring and 17 per cent post-Restructuring. Net debt (excluding balances in joint ventures) is £180.5 million pre-Restructuring and £49.8 million post-Restructuring.
10. The cash adjustment of £120.7 million is broken down as follows:

	£ million
Transaction costs	(36.2)
Cash consideration	157.2
Working capital settlement	15.0
Repayment of long term debt	(326.1)
Funding from new credit facility	74.8
Cash transferred with assets	(5.4)
	(120.7)

11. The adjustment to net debt of £202.4 million is reconciled as follows:

	£ million
Cash movement as detailed above (see note 10)	(120.7)
Yetagun debt included as part of joint venture net debt transferred with asset	89.8
Yetagun cash included as part of joint venture net debt transferred with asset	(18.0)
Long term debt repayment	326.1
Funding from new credit facility	(74.8)
	202.4

12. It is intended that the methodology used to prepare the pro forma financials statements above will be followed in preparing the financial statements which will reflect the Restructuring. All adjustments are directly attributable to the Restructuring.
13. The net assets movement will be reflected in the future consolidated accounts of the Group either as a reserves movement or as an exceptional profit and loss item depending on the nature of the transaction. Currently it is expected that from the total net movement of £41.4 million a charge of £30.3 million relating to "make-whole" payment on Premier's loan notes will be reflected as an exceptional item in the profit and loss account of the Group.

Definitions:

A: Net debt is defined as the Group's borrowings, including the Group's share of net debt held in joint venture, less cash and short term deposits.

B: Gearing is defined as net debt divided by net assets

PREMIER OIL PLC
Preliminary Results for the year ended 31 December 2002
Notes to the accounts

7. Basis of preparation

The above financial information does not represent statutory accounts within the meaning of section 240 of the Companies Act 1985.

The comparative financial information is based upon the statutory accounts for the year ended 31 December 2001. Those accounts upon which the auditors issued an unqualified opinion, have been delivered to the Registrar of Companies.

The financial information has been prepared on the basis of the accounting policies set out in the Group's 2001 statutory accounts, including the adoption of the transitional requirements per FRS 17 – 'Retirement Benefits'.

8. Dividends

The directors do not propose any dividend.

9. Earnings per share

The calculation of basic and diluted earnings per share is based on the profit after tax and exceptional items of £25.0 million (31 Dec 2001: £20.3 million) and on weighted average shares in issue of 1,586 million (31 Dec 2000: 1,584 million).

10. External Audit

The Group's external auditors, Ernst & Young LLP, have confirmed that they have reviewed this Preliminary Announcement and that it is consistent with the audited Accounts of the Group for the year ended 31 December 2002.

11. Full accounts will be posted to shareholders on 14 April 2003 and will be available at the Company's head office, 23 Lower Belgrave Street, London SW1W 0NR, from that date.

12. The Annual General Meeting will be held at The Drapers' Hall, Throgmorton Avenue, London EC2N 2DQ on Friday 9 May 2003 at 11.30am.

PREMIER OIL PLC
Preliminary Results for the year ended 31 December 2002
Group proved plus probable reserves

Reserves		UK		Pakistan		Far East		TOTAL		
		Oil and NGLs	Gas	Oil and NGLs	Gas	Oil and NGLs	Gas	**Oil and NGLs**	**Gas**	**Oil, NGLs and Gas**
		mmbbls	bcf	mmbbls	bcf	mmbbls	bcf	**mmbbls**	**bcf**	**mmboe**
Group										
At 1 January 2002		32.2	32			14.8	877	47.0	909	225.5
Revisions	(1)	(1.3)	3					(1.3)	3	(0.8)
Acquisitions and divestments	(2)	0.7	4					0.7	4	1.7
Other	(3)									(0.9)
Production		(5.7)	(5)			(1.6)	(26)	(7.3)	(31)	(13.4)
At 31 December 2002		**25.9**	**34**	**-**	**-**	**13.2**	**851**	**39.1**	**885**	**212.1**
Joint Ventures - Group Share										
At 1 January 2002				1.0	427	21.5	856	22.5	1,283	243.6
Production					(13)	(0.6)	(19)	(0.6)	(32)	(6.2)
At 31 December 2002		**-**	**-**	**1.0**	**414**	**20.9**	**837**	**21.9**	**1,251**	**237.4**
Total Group and Group Share of Joint Ventures reserves										
At 1 January 2002		32.2	32	1.0	427	36.3	1,733	69.5	2,192	469.1
Revisions	(1)	(1.3)	3					(1.3)	3	(0.8)
Acquisitions and divestments	(2)	0.7	4					0.7	4	1.7
Other	(3)									(0.9)
Production		(5.7)	(5)		(13)	(2.2)	(45)	(7.9)	(63)	(19.6)
At 31 December 2002		**25.9**	**34**	**1.0**	**414**	**34.1**	**1,688**	**61.0**	**2,136**	**449.5**
Total Group and Group Share of Joint Ventures										
Proved developed		13.2	8	0.5	223	10.4	482	24.1	713	151.0
Proved undeveloped		4.2	6	0.3	82	13.1	718	17.6	806	165.6
Probable developed		2.3			53	3.5	149	5.8	202	42.5
Probable undeveloped		6.2	20	0.2	56	7.1	339	13.5	415	90.4
At 31 December 2002		**25.9**	**34**	**1.0**	**414**	**34.1**	**1,688**	**61.0**	**2,136**	**449.5**

Notes:
1 Revisions include downgrades on the Wytch Farm, Fergus, Ivanhoe and Rob Roy fields in the UK, plus upward revisions on the Angus and Galahad fields.
2 The acquisitions reflect the purchase of an additional 5% of the Kyle field in the UK.
3 Gas volumes have been converted to oil equivalent volumes on the basis of individual gas fields' calorific values. The impact of using current calorific values compared to the historical values previously used is recorded in the 'Other' category.

Proved and probable reserves are based on operator or third-party reports and are defined in accordance with the 'Statement of Recommended Practice' (SORP) issued by the Oil Industry Accounting Committee (OIAC) dated July 2001.
The Group provides for amortisation of costs relating to evaluated properties based on direct interests on an entitlement basis, which includes reflection of the terms of the Production Sharing Contracts in Indonesia, Albania and Myanmar. On a working interest basis the reserves increased by 0.3 mmboe before production of 19.6 mmboe. On an entitlement basis reserves declined by 24.1 mmboe, giving total entitlement reserves of 357.6 mmboe as at 31 December 2002.



Preliminary Results for the year ended 31 December 2002

For further details, click here to download PDF

Premier is an independent exploration and production company with gas and oil interests principally in the UK, Pakistan, Indonesia and Myanmar.

Highlights

Restructuring

- $670 million (£416 million) restructuring announced in September 2002 to transform Premier into a fully independent oil company
- Transfer of Myanmar interests and part of Indonesian business in exchange for Petronas' and Amerada Hess' combined 50% shareholding in Premier, and cash of $376 million (£234 million)
- Completion imminent - expected early in the second quarter 2003
- Post restructuring, Premier will have total reserves of over 200 mmboe; production of approximately 35,000 boepd, net debt of £47.1 million and gearing of 17%, all pro forma at year end 2002


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Improved finances

- Turnover up 23% at £263.1 million (2001: £213.8 million) reflecting higher production
- Operating profit, before exceptional items, £28.6 million higher at £117.2 million
- Profit after tax and earnings per share both 23% higher, at £25.0 million and 1.58 pence respectively (2001: £20.3 million and 1.28 pence)
- Exceptional charge of £13.1 million following a review of the carrying value of UK investments
- Profit after tax, before exceptional items, 90% higher at £38.1 million (2001: £20.1 million)
- Operating cash flow after interest and taxes up £41.5 million at £136.1 million
- Net debt reduced by £129.8 million to £249.5 million

Operational success

- Production up 31% at 53,600 boepd (2001: 40,900 boepd) - above top end of target range of 45-50,000 boepd
- Higher gas deliveries from major operated gas projects in South East Asia
- Bhit gas field in Pakistan commenced production in

- Bhit gas field in Pakistan commenced production in December 2002
- Zamzama full field gas development in Pakistan on track for start up in 2003
- Increased gas sales from the Qadirpur gas field in Pakistan agreed in principle
- Additional 5% interest in UK Kyle field acquired for £3.4 million
- Yetagun capacity upgrade to 300 mmscfd of gas deliverability complete
- Top quartile safety performance on operated facilities

Sir David John, Chairman, commented:

"Premier's year has been dominated by our main objective which was the corporate restructuring announced in September 2002. Along with this the company has recorded another year of improved financial and operational performance.
2003 promises to be an exciting and challenging year for Premier. We have laid out a strategy of achieving success through adding significant value through exploration success and commercial deals - actively managing our portfolio to realise extra value for shareholders. We have now begun to implement this strategy."

25 March 2003

ENQUIRIES:

Premier Oil plc	**Tel: 020 7730 1111**
Charles Jamieson	
John van der Welle	
College Hill	**Tel: 020 7457 2020**
James Henderson	

PREMIER OIL PLC
Preliminary Results for the year ended 31 December 2002

Chairman's Statement

2002 has been a very significant year for Premier, dominated by the corporate restructuring announced in September. This was the main objective for 2002 and it involved a great deal of work in complex negotiations and structuring. Along with this notable achievement, the company has recorded another year of improved financial and operational performance.

Financial and Operating Performance

Net profits for the year amounted to £25.0 million (2001: £20.3 million). Profits are shown on a pre-restructuring basis, as required by UK accounting standards. Net profits reflect an improvement of 23% over 2001, even after allowing for a prudent write-off of capitalised exploration expenditure of £17.7 million. The statutory reported net profits amount excludes £4.2 million (2001: £14.2 million) associated with take or pay receivables on gas contracts. Earnings per share of 1.58 pence have risen by 23% over the last year.

Production averaged 53,600 barrels of oil equivalent per day (boepd) – up 31% - which, with continued strong oil and gas prices contributed to an increased turnover figure of £263.1 million, up 23% on 2001. Gas revenues have become more of a factor as the percentage of gas in our production mix rose from 47% in 2001 to 60% in 2002. Premier's gas is predominantly sold under long term gas supply contracts, where prices move approximately in line with crude oil.

Net cash flow, including joint ventures, was strong at £93.2 million (2001: £87.6 million), after a capital expenditure programme of £73.1 million, of which £35.0 million was on exploration and appraisal and £34.6 million on development activities, partly offset by portfolio management proceeds of £23.4 million. Year end, net debt, including joint venture balances, was £249.5 million, a substantial reduction of £129.8 million over the year.

Operationally, highlights included agreeing increased gas sales from the Zamzama and Qadirpur gas fields in Pakistan, which should see production in Pakistan rise to over 10,000 boepd net to Premier by year end 2003. Regarding the Yetagun gas field in Myanmar, an agreement was signed with the gas buyer PTT of Thailand which resulted in the settlement of the $22.7 million outstanding take or pay liability. The upgrade of facilities on the Yetagun production platform to allow rates of up to 300 million standard cubic feet per day (mmscfd) of gas was successfully completed in October, and production has been running at above contract quantities for the past three months.

More recently, the Bhit gas field in Pakistan has come onstream. Gross contract production levels are planned to climb to 240 mmscfd by June 2003, of which Premier's net interest is 2,400 boepd. The Zamzama full field development in Pakistan is on track for start up in 2003.

Restructuring

The announcement of the major restructuring of Premier on 16 September 2002 was a substantial achievement, resulting in the $670 million sale of our interests in Myanmar and part of our Indonesian business for a consideration of the combined 50% shareholding in Premier of Petronas and Amerada Hess, and cash.

We have agreed the legal form of the transfer of the assets with Petronas and Amerada Hess, and with the Yetagun joint venture partners in respect of their pre-emption. We have also obtained written approval of the deal from the Indonesian government, and approval in principle from the Myanmar authorities. Details relating to the Yetagun pre-emption are being finalised and we expect to complete the restructuring early in the second quarter 2003.

Post restructuring, Premier will have over 200 million barrels of oil equivalent (mmboe) of total reserves, production of around 35,000 boepd and a significantly stronger balance sheet. As at the end of 2002, post restructuring proforma net debt amounted to £47.1 million, with gearing at only 17%.

New Premier will focus primarily on its existing core areas of the UK, South and South East Asia and West Africa. The principal objective will be to add significant value for shareholders through exploration success and commercial deal-making.

The restructuring had become an imperative following the difficulties experienced in fulfilling the strategic goal of the alliance with Petronas and Amerada Hess set up in 1999 to make Premier into a leading South East Asian gas company. The need for a new strategy, and to reverse the under-performance of Premier shares despite improved financial returns and operational success, had become critical. I would like to thank Petronas and Amerada Hess for their support for Premier during the last few years and for their co-operative approach to the restructuring process.

Corporate Governance, HSE and Corporate Social Responsibility

2002 was a turbulent year for markets and for companies working internationally. There have been increased challenges for companies with their corporate governance, the security of their people and assets, and their involvement with stakeholders and the environment.

Our health, safety and environment (HSE) performance has again been industry top quartile, with Indonesia achieving to date a particularly noteworthy milestone of 644 days without a lost time incident.

Increased security issues in a number of countries in which we operate have meant that we are continually improving our standards of security for our people and assets, whilst ensuring that production and other operations continue without interruption. We have, I believe, been one of the leading companies in embracing and evolving our corporate principles and embodying in them our respect for the population and environments where we work. I am pleased to report that as part of this evolution, we have recently signed partnerships with UNEP - the United Nations Environment Programme, and Save the Children (US) who are our principal partners in helping us to run and/or assess our community programmes in the countries in which we operate.

The Higgs Report on the role and effectiveness of non-executive directors and the Smith Report on audit committees are reports which Premier, together with other publicly quoted companies, is studying carefully. Premier already has strong governance processes in place and will continue to enhance them in the light of the eventual changes to be made to the Combined Code as a result of these reports.

Dividend Policy

The Board believes that most of our shares are owned by investors looking principally for substantial capital growth in the share price, rather than regular small dividends out of income. The Company is strongly committed to generating returns to shareholders through capital growth, and to exploring other methods of returning value to shareholders from time to time when appropriate. Returns to shareholders may be made from time to time via more significant one-off cash dividends or share buyback programmes when large surplus funds have been generated which are not earmarked for near term re-investment. Consistent with this policy, the Board has decided not to make a dividend payment for the year 2002.

Board and Management

As a result of the restructuring the Petronas and Amerada Hess directors will stand down. I would like to express my thanks to Dato' Idris Mansor, Encik Mohammad Medan Abdullah, J Barclay Collins and Richard Mew for their valuable contributions.

We have also said goodbye to Richard Liddell at the end of January 2003, who as Operations Director has contributed much to the development of Premier as an international production and development operator. Our Finance Director, John van der Welle, has broadened his role to incorporate general management of our business units, whilst Simon Lockett is now Head of Operations and Technical. Additionally, Robin Allan has become Head of Business Development which includes our exploration and commercial activities.

I would also like to express the Board's gratitude to our staff in all locations, who have continued to achieve excellent performance throughout the group.

Outlook

The direction of oil prices is uncertain in the light of current international events, but given a reasonable scenario for prices, new Premier's combination of a solid base business of production, strong balance sheet and a good portfolio of new business assets gives the group a good platform from which to succeed.

2003 promises to be an exciting and, as usual, challenging year for Premier. We have laid out a strategy of achieving success by adding significant value through exploration and commercial deals - actively managing our portfolio to realise extra value for shareholders. We have now begun to implement this strategy.

Financial Review

Economic Environment

The oil price moved over a wide range in the year in response to heightened geopolitical tensions and the loss of Venezuelan production, which offset a weak global economy. The Brent crude price started the year at $19.3 per barrel and rose steadily throughout 2002 to finish at $28.7 per barrel, giving an average of $25.0 per barrel - slightly above the price for 2001. In the foreign exchange market, against sterling the US dollar weakened from $1.46 at the start of the year to $1.61 at year end.

2002 Results

Profit after tax and exceptional items for 2002 amounted to £25.0 million, which compares with £20.3 million for the preceding year. Excluding exceptional items, profit after tax was £38.1 million (2001: £20.1 million).

On 16 September 2002 Premier announced the restructuring of the group's South East Asian interests in a transaction with major shareholders Amerada Hess and Petronas. The economic effective date of this transaction was 30 September 2002. However, for accounting purposes, the impact of the transaction will be recorded at the actual date of completion. Accordingly the results for 2002 include a full year's contribution from the Indonesian and Myanmar businesses to be transferred under the restructuring.

As in the two previous years, net profits associated with take-or-pay receivables for 2002 under gas contracts in Indonesia have been deferred. These amounted to £4.2 million (2001: £14.2 million), and are excluded from reported profits until the related gas has been delivered in the future. Pro forma reported and deferred net profits therefore amounted to £29.2 million (2001: £34.5 million) which Premier believes is a better measure of the group's underlying profitability than the statutory profit after tax reported under UK accounting standards. At the end of 2002, Premier had cumulative deferred net profits of £26.5 million (2001: £22.3 million).

Group production, on a working interest basis, was up by 31% at 53,600 boepd (2001: 40,900 boepd), with record production levels of over 60,000 boepd achieved in November and December 2002. Turnover, including the group's share of joint ventures in Pakistan and Myanmar, was 23% higher at £263.1 million, reflecting increased production volumes. Realised oil prices averaged $24.3 per barrel, compared with $25.2 per barrel in the previous year, reflecting the changing mix in oil production. Gas prices averaged $3.44 per thousand standard cubic feet, up from $2.97 in 2001.

Cost of sales rose by £9.9 million to £107.0 million reflecting higher production partly offset by unit cost reductions. Including the joint ventures in Pakistan and Myanmar, total cost of sales increased to £133.4 million (2001: £118.0 million). Based on total cost of sales, underlying group unit operating costs were 18% down at £3.0 per barrel of oil equivalent (boe) due to higher production from Indonesia and Myanmar, offset by increasing UK operating costs. Underlying unit group amortisation amounted to £3.14 per boe, broadly in line with the previous year.

Administrative costs rose by £0.8 million to £7.9 million. Operating profits, including joint ventures but before exceptional items, amounted to £117.2 million, an increase of £28.6 million reflecting the higher turnover in the year.

Net interest expenses and foreign exchange gains/losses were down £7.7 million at £31.5 million as debt levels have continued to fall from their peak in 2001. Included in this amount is a realised foreign exchange loss of £2.5 million (2001: gain £0.5 million) which reflects the US dollar's continued slide against sterling.

Pre-tax profits were higher by £23.0 million at £72.6 million. However, the taxation charge also increased significantly at £47.6 million (2001: £29.3 million) reflecting higher profitability and the adverse changes to UK corporation tax on ring-fence profits imposed by the Government in the year. These changes have increased Premier's tax charge by £8.0 million, mainly reflected in a one-off adjustment in the deferred UK tax charge to account for the higher tax rate of 40% effective from April 2002.

An exceptional charge of £13.1 million was made in the year on the carrying value of the group's investments in the UK. This charge has resulted from the decision to transfer £21.8 million of intangible fixed assets to the depreciating tangible fixed asset pool. These costs relate to expenditure on a number of licences where Premier now believes there is limited future value to be realised.

Premier has also considered it appropriate to write off a further £4.6 million relating to exploration expenditure in areas outside of the established depreciating tangible fixed asset pools. This has been categorised as exploration expenditure written off.

The exceptional charge and exploration write off continues Premier's policy of prudent balance sheet management ensuring the level of capitalised assets is maintained at an appropriate level.

Cash flow

Net cash flow from operating activities, excluding joint ventures, amounted to £123.5 million, up from £111.1 million in 2001. After deducting interest and taxes, operating cash flow was £85.4 million (2001: £58.4 million). Including the cash flow from joint ventures, operating cash flow after interest and taxes rose by £41.5 million to £136.1 million. Averaged over the year, operating cash flow including joint ventures covered net interest expenses by an improved 7.1 times (2001: 4.4 times).

In 2002 Premier has increased its focus on exploration related activities whilst development expenditure has fallen with the completion of major investment projects in South East Asia and the UK. Total capital expenditure for the year amounted to £42.2 million (2001: £60.9 million), or £73.1 million including joint ventures. This comprised £34.6 million (2001: £51.0 million) on field developments, £35.0 million (2001: £20.0 million) on exploration and appraisal activities, with other expenditure of £3.5 million (2001: £2.4 million). Capital expenditure was offset by the receipt of proceeds of £23.4 million from portfolio management undertaken in 2001.

Net Debt

Net debt, including balances in joint ventures, has continued to fall due to rising net cash flow, the receipt of proceeds from portfolio management together with exchange gains, and amounted to £249.5 million at year end (2001: £379.3 million). Bank debt of £124.2 million has been classified as short-term debt as the facility matures on 30 June 2003, or

on the earlier completion of the restructuring. Gearing, defined as net debt (including joint venture balances) divided by net assets, was down to 80% at year end (2001: 122%).

The group continues to maintain a very liquid position, with cash and short-term investments at the end of 2002 of £145.7 million (2001: £84.4 million). Including balances in joint ventures, this amount stood at £166.5 million (2001: £96.8 million).

Following the completion of the restructuring, the group's borrowing will be refinanced in the debt market, and the resultant balance sheet will show much reduced levels of net debt and gearing in line with Premier's new strategic focus. On a pro forma basis, as at 31 December 2002 post restructuring, the group's net debt amounted to £47.1 million, with gearing at 17%.

Hedging and Risk Management

Premier undertakes oil and gas price hedging periodically, within Board approved limits, to protect operating cash flow against weak prices. Hedging is normally undertaken with zero cost collar options, and to a lesser extent with swaps.

In 2002 the group purchased oil price options with floors at a Brent price of $20 per barrel and ceiling prices averaging $29 per barrel. In addition oil price swaps at an average price of approximately $25 per barrel were purchased. These hedges produced a small loss of £1.4 million (2001: gain £1.7 million). Hedges for 2003 currently cover 46% of the anticipated liquids production (after completion of the restructuring) at a floor price of $20 per barrel and a ceiling price of $28.3 per barrel, and 9% through oil swap agreements at an average price of $23.2 per barrel. In addition, 36% of Indonesian gas production (after completion of the restructuring) has been covered at an equivalent floor price of $20.2 per barrel and a ceiling price of $29.5 per barrel.

Exchange rate exposures relating to non-sterling receipts and expenditures were not hedged during the year. As Premier's activities are largely a dollar functional currency business, the majority of borrowings are denominated in dollars to reduce currency exposures arising from the dollar/sterling exchange rate. Interest rate exposures are managed by borrowing in both fixed and floating rates - at year-end 62% of borrowings, excluding the Yetagun project loan, were at fixed rates with an average rate of 7.5%. Cash balances are invested in a range of floating rate bank deposits, managed liquidity funds and commercial paper, subject to Board approved limits.

It is group policy that all transactions involving derivatives must be directly related to the underlying business of the group. No speculative transactions are undertaken.

The group undertakes an insurance programme to reduce the potential impact of the physical risks associated with exploration and production activities. In addition we purchase business interruption cover for a proportion of cash flow from the major producing fields.

Operating Review

Production and Reserves

Working interest production for 2002 averaged 53,600 boepd, representing an annual increase of 12,700 boepd and 7% above the top end of the range of 45-50,000 boepd projected for the year in the 2001 results. The major contributions to the rise were much higher volumes from the West Natuna gas project in Indonesia and increases in gas production from the Yetagun field in Myanmar. Production levels in the UK and Pakistan were broadly similar to the preceding year. Production comprised 40% oil and 60% gas (2001: 53% oil and 47% gas) reflecting the higher gas volumes in South East Asia.

Proven and probable reserves, on a working interest basis, were 450 mmboe as at 31 December 2002, down from 469 mmboe reported a year earlier, mainly reflecting annual production. The movement over the year, which excludes the impact of the restructuring, was as follows:

	mmboe
Start of 2002	469
Production	(20)
Revisions	(1)
Acquisitions	2
End of 2002	450

The acquisition represents the purchase of an additional interest in the UK Kyle field, while minor revisions were booked across several UK fields. No reserves have been booked in Indonesia in respect of the second sale of gas to Malaysia pending future progress in the commercial arrangements for development.

Post restructuring, Premier will have total reserves (including as yet unbooked reserves in respect of the second sale of gas to Malaysia) of over 200 mmboe.

Development

During the year field development activity was undertaken in Pakistan and Myanmar. In the former the development of the Bhit field was largely completed by December and commissioning is ongoing. Work on the Zamzama full field development continued on schedule for start up in 2003. Additionally, further upgrading of the Qadirpur field processing facilities continued. In Myanmar the Yetagun phase II capacity upgrade was successfully completed by Premier as operator.

Exploration and Appraisal

Premier participated in five exploration and appraisal wells during 2002 - two in Pakistan and one in each of the UK, Indonesia and Guinea Bissau. Whilst none of these wells resulted in a commercial discovery, drilling activity continues in Pakistan on the Dumbar block where one well is currently operating.

The current exploration programme, which commenced in 2002, will continue into 2003, including possible further drilling in the Dumbar block and the beginning of a West African campaign, in Guinea Bissau and Gabon.

Europe

Production in the UK for 2002 was 18,500 boepd, in line with the previous year, and accounted for 35% of group production. This percentage is less than the previous year (45%) as gas volumes from South East Asia continue to build.

The Wytch Farm oil field remains as Premier's main producing field in the UK, contributing 6,900 boepd net (2001: 7,800 boepd). Production decline in this mature asset continued to be mitigated by successful infill drilling of three multilateral side-tracks of existing wells with development costs of less than $3 per barrel, and infill drilling is set to continue at current levels for the foreseeable future.

Production from the Kyle field, which came on-stream in 2001, averaged at 5,600 boepd net to Premier despite a three month interruption to gas export which commenced during April, caused by a blockage in the export line due to hydrate formation. During the period oil production was also curtailed. Full oil and gas production was restored during July. Development continued with a fourth horizontal well which was brought on-stream mid July, with production rates in line with expectations and costs under budget. At the end of June, Premier acquired an additional 5% equity from Roc Oil at a cost of £3.4 million taking our interest to 40% effective from the beginning of 2002. Facilities upgrades to enhance production are being considered for 2003.

The majority of the remainder of UK production came from the Fife area, which contributed 3,700 boepd net. This is up 32% on last year due to a combination of successful infill drilling on the Fife field and the first full year of Angus field production which was re-developed in 2001.

On the exploration side, Premier earned a 16% equity share in block 204/16 by carrying British Gas' costs in a well to appraise the Marjun-1 discovery in adjacent Faroes block 6004/16. The well encountered hydrocarbons but not in sufficient quantities to justify testing. Premier now has access to new 3D seismic data acquired over the block and adjacent blocks which is currently being interpreted and has options to farm-in to the adjacent blocks. Premier is also evaluating other UKCS acreage as a source of new opportunities.

Pakistan

Premier conducts its operations in Pakistan through its 50% holding in a joint venture company, Premier - Kufpec Pakistan BV (PKP). Production net to Premier averaged 5,600 boepd, broadly in line with the preceding year (2001: 5,700 boepd).

Despite international concerns about the security environment in Pakistan following events in Afghanistan and tensions with India, 2002 was a successful year for Premier with further development activity on three gas fields - Qadirpur, Bhit and Zamzama - which are planned to result in a more than doubling of the production rate by the end of 2003.

The Qadirpur gas field was the largest contributor to production from Pakistan amounting to 2,800 boepd. Further development of the Qadirpur gas field is underway with an expansion of processing facilities from 235 to 400 mmscfd to be completed in mid 2003, with further expansion to 500 mmscfd of processed gas by early 2004.

Production from the Kadanwari gas field declined to a net 1,500 boepd (2001: 2,100 boepd), while Zamzama extended well test production exceeded contracted volumes at 1,300 boepd net to Premier (2001: 900 boepd). Gas Sales Agreements for Zamzama were signed with Sui Southern Gas Company Limited and Sui Northern Gas Pipelines Limited for the sale of 320 mmscfd from mid 2003. Work on field development continued and commissioning of the new plant is on schedule.

The development of the Bhit field was largely completed in December and initial gas sales were achieved that month. Commissioning of the full field plant should be completed in the first quarter of 2003 leading to full field production of 240 mmscfd by mid 2003.

Two exploration wells were drilled in the year. Zarghun North-1 well in the Bolan block failed to flow gas, however gas commercialisation negotiations have commenced with Sui Southern Gas Company Limited for the neighbouring Zarghun South gas discovery.

In the Dumbar block the programme of 650km of 2D seismic acquisition in the Kirthar National Park area was concluded. The Benir-2 exploration well was drilled and tested following which it has been plugged and abandoned after a non-commercial gas flow to surface. Drilling of Zirkani-1 has now commenced, in the same concession area, and this well is due to reach the target zone in the second quarter of 2003.

Indonesia

Record levels of production were achieved in Indonesia in 2002 as demand from gas buyers in Singapore grew steadily throughout the year with the completion of end user facilities. In addition, extra revenues from gas production arose in May and June when Premier sold gas to make up for delivery shortfalls experienced by another partner in the West Natuna gas project. Accordingly net production amounted to 18,300 boepd, an increase of 78% from the preceding year.

The Anoa gas export and oil production facilities have been operated by Premier with an excellent health, safety and environmental record, and no lost time incidents occurred during the year. The facilities have performed well, with no significant down-time and Premier was able to meet all of its contractual sales requirements during the year.

Whilst Anoa oil volumes continue to fall, the rate of decline is slow and volumes delivered in 2002 are slightly ahead of forecast. Technical work is being undertaken to examine ways in which oil recovery can be maintained as high as economically possible. During the year engineering work on the development of additional uncontracted gas reserves discovered on block A has continued.

In December the first of two exploration wells on the eastern Area IV segment of block A was spudded. Both wells - Kuda Nil and Binturong - have since been plugged and abandoned with non-commercial oil shows. Further work is underway to assess the remaining potential of Area IV.

Myanmar

Gross gas production from the Premier operated Yetagun gas field averaged 199 mmscfd in 2002 giving net gas production excluding condensate of 9,700 boepd (2001: 5,600 boepd). In addition a total of five condensate liftings were made during the year from the floating storage and offtake vessel with a gross volume of 2.1 million barrels. Our net

share of this condensate production was 1,500 boepd giving Premier a doubled combined net production from the field of 11,200 boepd (2001: 6,600 boepd).

The phase II capacity upgrade of the Yetagun field development was successfully completed on time and on budget during the year. The facilities can now deliver 300 mmscfd, the quantity required under the terms of the Gas Sales Agreement. Front-end engineering work on the phase III capacity upgrade was also completed in the year and detailed design engineering work is well advanced to enable the facilities to deliver 400 mmscfd from April 2004. Purchase of long lead items required for a programme of in-fill drilling in 2003 to ensure the delivery of the increased production commenced at the end of the year.

No take or pay debtor arose in 2002 following the signing of a Side Letter Agreement to the Gas Sales Agreement with gas buyer PTT of Thailand. This deferred the increase in contract quantity from 1st October 2002 until 1st January 2003, in return for settlement of the 2001 take or pay liability ($22.7 million net to Premier) together with confirmation of the increase in daily contract quantity to 400 mmscfd in April 2004.

2002 saw a significant drop in risk levels on the Yetagun facility, as part of our ongoing commitment to reduce risks to meet international standards wherever we operate. With the construction of additional blast walls, improvements to electrical equipment and fire and gas detection systems the Yetagun facility is on track to achieve a world class safety case at the end of Phase III.

Albania

In Albania four of the twenty new development wells planned as part of the extended production programme had been drilled by the year end. These wells plus an additional five new wells were completed and began producing in February 2003. The remainder of the programme is expected to be complete by end April 2003. In addition a reactivation programme on six wells had also been completed by year end and the wells were producing satisfactorily. Information from this programme will be analysed during the year with the aim of making a decision on the future development programme in the third quarter of 2003.

New Venture Areas

Exploration new ventures have commenced in North East India and Gabon in 2002, continuing the regeneration and replenishment of Premier's exploration portfolio, and signifying a trend away from long plateau gas production and into short-field life, higher annual cash flow oil projects.

In the Jaipur block, Assam, Premier has begun to shoot seismic adjacent to the Digboi oil field, in an area previously unexplored. This was due to the difficult terrain of the Naga thrust-belt which deterred previous explorers; however we are confident that our experience of working similar thrust-belts will enable us to acquire high quality seismic in this area, with a view to first drilling in early 2004.

In the Phenix concession, offshore Southern Gabon, we have used new 3D seismic processing techniques to identify firm prospects for exploration. The operator Sasol and Premier are currently negotiating the final details of a production sharing contract with the government prior to planning for drilling later this year.

PREMIER OIL PLC
Preliminary Results for the year ended 31 December 2002
Consolidated profit and loss account

	2002 £ million	2001 £ million
Turnover		
Group and share of joint ventures	**263.1**	213.8
Less: share of joint ventures' turnover	**(64.4)**	(47.0)
Group turnover	**198.7**	166.8
Cost of sales	**(107.0)**	(97.1)
Exceptional provision for oil and gas assets	**(13.1)**	(42.0)
Exploration expenditure written off	**(4.6)**	
Gross profit	**74.0**	27.7
Administrative costs	**(7.9)**	(7.1)
Group operating profit	**66.1**	20.6
Share of joint ventures' operating profit	**38.0**	26.0
Total operating profit: Group and share of joint ventures	**104.1**	46.6
Profit on disposal of investment		42.2
Net interest payable : Group	**(17.8)**	(26.7)
Joint ventures	**(11.2)**	(13.0)
Exchange (losses)/gains*	**(2.5)**	0.5
Profit on ordinary activities before tax	**72.6**	49.6
Tax : Group	**(36.2)**	(22.8)
Joint ventures	**(11.4)**	(6.5)
Profit after tax	**25.0**	20.3
Earnings per share (pence) - basic and diluted	**1.58**	1.28

* Exchange (losses)/gains relate wholly to the Group.

Consolidated statement of total recognised gains and losses

	2002 £ million	2001 £ million
Net profit for the year excluding share of profits of joint ventures	**9.6**	13.8
Share of joint ventures' profits for year	**15.4**	6.5
Net profit for the year attributable to members of the parent company	**25.0**	20.3
Exchange difference on retranslation of net assets of subsidiary undertakings	**(16.7)**	1.2
Exchange difference on retranslation of net assets of joint ventures	**(8.3)**	(0.5)
Total recognised gains relating to the year	**-**	21.0

PREMIER OIL PLC

Preliminary Results for the year ended 31 December 2002

Balance sheets as at 31 December 2002

	Group 2002 £ million	Group 2001 £ million	**Company 2002 £ million**	Company 2001 £ million
Fixed Assets				
Intangible assets	**24.3**	30.4		
Tangible assets	**400.1**	464.3		0.1
Investments	**11.6**	11.7	**692.3**	692.3
Investments in joint ventures:				
Share of gross assets	**257.4**	257.7		
Share of gross liabilities	**(155.8)**	(176.6)		
Total fixed assets	**537.6**	587.5	**692.3**	692.4
Current assets				
Stocks	**7.0**	12.8		
Debtors, including amounts due after one year	**81.5**	95.4	**185.1**	193.6
Cash and short term deposits	**145.7**	84.4		
Total current assets	**234.2**	192.6	**185.1**	193.6
Creditors: amounts falling due within one year	**(195.7)**	(67.6)	**(389.7)**	(375.8)
Net current assets/(liabilities)	**38.5**	125.0	**(204.6)**	(182.2)
Total assets less current liabilities	**576.1**	712.5	**487.7**	510.2
Creditors: amounts falling due after one year including convertible debt	**(201.3)**	(355.0)	**(200.6)**	(218.2)
Deferred income	**(11.7)**	(4.4)		
Provision for liabilities and charges	**(50.8)**	(41.5)		
Net assets	**312.3**	311.6	**287.1**	292.0
Capital and reserves				
Share capital	**79.4**	79.2	**79.4**	79.2
Share premium account	**138.5**	138.0	**138.5**	138.0
Capital reserve	**14.5**	14.5	**14.5**	14.5
Merger reserve	**68.2**	68.2	**68.2**	68.2
Profit and loss account	**11.7**	11.7	**(13.5)**	(7.9)
Total equity shareholders' funds	**312.3**	311.6	**287.1**	292.0

PREMIER OIL PLC
Preliminary Results for the year ended 31 December 2002
Consolidated cash flow statement

	2002 £ million	2001 £ million
Net cash inflow from operating activities	**123.5**	111.1
Returns on investment and servicing of finance		
Interest received	**4.3**	1.5
Interest paid	**(21.7)**	(31.2)
	(17.4)	(29.7)
Taxation		
UK corporation tax paid	**(4.1)**	(6.2)
UK petroleum revenue tax paid	**(12.6)**	(15.5)
Overseas taxes paid	**(4.0)**	(1.3)
	(20.7)	(23.0)
Capital expenditure and financial investments		
Payments to acquire fixed assets	**(42.2)**	(60.9)
Receipts from sale of fixed assets	**23.4**	
Increase shareholding in listed investment		(2.4)
Investment of funds refundable from joint venture		(7.1)
Investment of funds in joint ventures	**(11.6)**	(2.2)
	(30.4)	(72.6)
Acquisitions and disposals		
Receipt arising from establishment of new joint venture	**6.8**	72.9
	6.8	72.9
Management of liquid resources		
Net change in short term deposits	**(60.0)**	(46.7)
	(60.0)	(46.7)
Financing		
Issue of ordinary share capital	**0.7**	0.1
Net cash inflow from financing	**0.7**	0.1
Increase in cash	**2.5**	12.1
Cash generated after interest and taxation	**85.4**	58.4
Cash flow generated per share (pence)	**5.4**	3.7

Cash flows relating to the joint ventures are excluded, in accordance with FRS 9 – 'Associates and Joint Ventures'.

PREMIER OIL PLC
Preliminary Results for the year ended 31 December 2002
Notes to the accounts

1. Geographical analysis	2002 £ million	2001 £ million
Group turnover by origin and destination		
UK	**103.0**	109.8
Indonesia (destination Singapore)	**95.7**	57.0
Total group turnover	**198.7**	166.8
Joint venture turnover by origin and destination		
Pakistan	**17.9**	18.8
Myanmar (destination Thailand)	**46.5**	28.2
	263.1	213.8
Group operating profit/(loss) before exceptional items		
UK	**25.6**	39.1
Albania	**(0.1)**	(0.1)
Australia	**(0.1)**	(0.2)
Indonesia	**58.4**	23.8
Other overseas	**(4.6)**	
	79.2	62.6
Exceptional provision for oil and gas assets and investment		
UK	**(13.1)**	(12.1)
Albania		(17.6)
Australia		(8.5)
Other overseas		(3.8)
	(13.1)	(42.0)
Group operating profit	**66.1**	20.6
Share of operating profit in joint ventures - Pakistan	**10.8**	13.1
- Myanmar	**27.2**	12.9
Profit on disposal of investment		42.2
Net interest	**(29.0)**	(39.7)
Exchange (losses)/gains	**(2.5)**	0.5
Profit on ordinary activities before tax	**72.6**	49.6
Net assets		
UK	**83.8**	131.5
Africa	**9.9**	
Australia	**11.6**	11.7
Indonesia	**266.4**	327.5
Myanmar	**17.2**	24.2
Other overseas	**2.3**	8.0
	391.2	502.9
Share of net assets of joint ventures		
Pakistan	**54.7**	45.0
Myanmar	**46.9**	36.1
	492.8	584.0
Unallocated net borrowings	**(180.5)**	(272.4)
Total net assets	**312.3**	311.6

PREMIER OIL PLC

Preliminary Results for the year ended 31 December 2002

Notes to the accounts

2. Cost of sales	2002 £ million	2001 £ million
Operating costs	**48.1**	47.7
Royalties	**5.7**	5.2
Amortisation and depreciation of tangible fixed assets:		
Oil and gas	**51.8**	42.7
Other	**0.9**	1.0
Amortisation of decommissioning assets	**0.5**	0.5
	107.0	97.1
Exceptional provision for oil and gas assets		
Impairment write-down of:		
Tangible fixed assets	**13.1**	33.5
Investments		8.5
	13.1	42.0

The Group has made a provision in respect of non-core tangible assets held in the UK pool of £13.1 million. In 2001, the Group made a total provision of £42.0 million which included a write-down of £12.1 million in the UK pool, £17.6 million in the Southern Europe pool, £0.4 million in the Pakistan pool, £3.4 million in the International pool and an investment write-down on the Group's shareholding in Australian Worldwide Exploration NL of £8.5 million.

3. Intangible Fixed Assets

	UK £ million	Far East £ million	International £ million	Total £ million
The Group				
Cost				
At 1 January 2002	21.5	6.0	2.9	30.4
Exchange movements	(2.0)	(0.5)	(0.1)	(2.6)
Additions during the year	7.6	2.7	13.0	23.3
Transfer to tangible fixed assets	(21.8)	(0.4)		(22.2)
Exploration expenditure written off			(4.6)	(4.6)
At 31 December 2002	**5.3**	**7.8**	**11.2**	**24.3**

PREMIER OIL PLC
Preliminary Results for the year ended 31 December 2002
Notes to the accounts

4. Tangible fixed assets	UK	Southern Europe	Far East	Australia	Pakistan	International	Pipeline assets	Other fixed assets	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
The Group									
Cost									
At 1 January 2002	526.1	33.5	281.0	0.4	0.8	32.8	78.9	9.0	962.5
Exchange movements	(43.2)	(3.0)	(22.7)			(1.9)	(7.4)	(0.1)	(78.3)
Additions during the year	14.2	0.7	4.1				1.0	0.4	20.4
Transfer from intangible fixed assets	21.8		0.4						22.2
Disposals								(0.1)	(0.1)
At 31 December 2002	**518.9**	**31.2**	**262.8**	**0.4**	**0.8**	**30.9**	**72.5**	**9.2**	**926.7**
Amortisation and depreciation									
At 1 January 2002	385.6	33.5	37.1	0.4	0.8	32.8	1.0	7.0	498.2
Exchange movements	(29.5)	(3.0)	(3.3)			(1.9)		(0.1)	(37.8)
Charge for the year	32.2		17.5				2.6	0.9	53.2
Disposals								(0.1)	(0.1)
Impairment write-downs	13.1								13.1
At 31 December 2002	**401.4**	**30.5**	**51.3**	**0.4**	**0.8**	**30.9**	**3.6**	**7.7**	**526.6**
Net book value									
At 31 December 2002	**117.5**	**0.7**	**211.5**	**-**	**-**	**-**	**68.9**	**1.5**	**400.1**
At 31 December 2001	140.5	-	243.9	-	-	-	77.9	2.0	464.3

The impairment test has been carried out using a 10% nominal discount rate, $/£ exchange rate of 1.61 and an oil price forecast of $22.4 (2003), $21.5 (2004), $ 20.0 (2005), escalated at 2% thereafter. Cost to the Group at 31 December 2002 includes capitalised interest of £17.3 million (2001: £19.1 million). The movement relates to exchange differences on capitalised interest balances.

PREMIER OIL PLC
Preliminary Results for the year ended 31 December 2002
Notes to the accounts

5. Group consolidated cash flow statement analysis

a) Reconciliation of operating profit to net cash flow from operating activities

	2002 £ million	2001 £ million
Operating profit	**66.1**	20.6
Amortisation	**53.2**	44.2
Impairment write-downs	**13.1**	42.0
Exploration expenditure written off	**4.6**	
Exchange translation difference	**(3.5)**	0.4
Decrease in stocks	**4.6**	4.1
Increase in debtors	**(9.3)**	(4.3)
(Decrease)/increase in creditors	**(5.3)**	4.1
Net cash inflow from operating activities	**123.5**	111.1

b) Reconciliation of net cash flow to movement in net debt

	2002 £ million	2001 £ million
Increase in cash in the period	**2.5**	12.1
Cash outflow from movement in liquid resources	**60.0**	46.7
Change in net debt resulting from cash flows	**62.5**	58.8
Exchange translation difference	**29.4**	(8.3)
Decrease in net debt in the period	**91.9**	50.5
Opening net debt	**(272.4)**	(322.9)
Closing net debt	**(180.5)**	(272.4)

c) Analysis of net debt

	At 1 January 2002 £ million	Cash flow £ million	Exchange movements £ million	At 31 December 2002 £ million
Cash in hand and at bank	**14.5**	**2.5**	**(0.6)**	**16.4**
Bank loans due within one year		**(124.2)**		**(124.2)**
Debt due after one year	**(356.8)**	**124.2**	**30.6**	**(202.0)**
Short term deposits	**69.9**	**60.0**	**(0.6)**	**129.3**
Total net debt	**(272.4)**	**62.5**	**29.4**	**(180.5)**

PREMIER OIL PLC
Preliminary Results for the year ended 31 December 2002
Notes to the accounts

6. Restructuring

On 16 September 2002 the Group announced that it had reached agreement with the two principal shareholders of the company, Amerada Hess Limited (Amerada Hess) and Petronas International Corporation Limited (PICL) on the terms of a restructuring (the Restructuring) which, when completed, will increase the Group's core net asset value per share, whilst reducing both net debt and gearing. The implied consideration to be received by the Group for the assets being transferred as part of the Restructuring is \$670 million (£416 million). The main commercial elements of the Restructuring, which, subject to completion, will have an effective date of 30 September 2002, are as follows:

- the Group will transfer its entire 26.67 per cent interest in the Yetagun project offshore Myanmar (the Yetagun Project) and support the transfer of the operatorship of that project, to PICL in consideration for the cancellation of PICL's 25 per cent ordinary shareholding in Premier, the assumption by PICL of the Yetagun Project debt of \$124 million (£77 million) net of cash held by Premier Petroleum Myanmar Limited (PPML) and a cash payment to the Group of \$135 million (£84 million)
- the Group will transfer a 15 per cent interest in West Natuna Sea Block A (Natuna) in Indonesia, to PICL in consideration for the cancellation of PICL's shares held in Premier and a cash payment to the Group of \$100 million (£62 million)
- The Group will transfer a 23 per cent interest in Natuna to Amerada Hess in consideration for the cancellation of Amerada Hess' 25 per cent ordinary shareholding in Premier and a cash payment to the Group of approximately \$17 million (£11 million); and
- The Group will retain a 28.67 per cent interest in, and the operatorship of, Natuna. Premier and PICL have also agreed in principle with each of the other joint venture partners in the Yetagun Project (Myanma Oil and Gas Enterprise, PTTEP International Limited and Nippon Oil Exploration (Myanmar) Limited) that they will be offered the option to increase their interests therein.

The following pro forma statement of consolidated net assets of Premier has been prepared in order to illustrate how the consolidated net assets and net debt as at 31 December 2002 might have been affected had the Restructuring been completed on that date. It has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of Premier post-Restructuring. It has been prepared in accordance with the notes set out below:

PREMIER OIL PLC

Preliminary Results for the year ended 31 December 2002

Notes to the accounts

6. Restructuring (continued)

Premier Oil plc
Pro forma statement of consolidated net assets
As at 31 December 2002

	Notes	Balance sheet as at 31 December 2002	Impact of restructuring	Pro forma balance sheet as at 31 December 2002
		£ million	£ million	£ million
Fixed assets				
Intangible assets	6	24.3	(7.8)	16.5
Tangible assets	6,7	400.1	(117.5)	282.6
Investments		11.6		11.6
Investments in joint ventures				
Share of gross assets	1	257.4	(179.6)	77.8
Share of gross liabilities	1	(155.8)	132.7	(23.1)
Total fixed assets		537.6	(172.2)	365.4
Current assets				
Stocks	3	7.0	(0.7)	6.3
Debtors, including amounts due after one year	3	81.5	(17.5)	64.0
Cash and short term deposits	3,4,10	145.7	(120.7)	25.0
Total current assets		234.2	(138.9)	95.3
Creditors: amounts falling due under one year	3, 5	(195.7)	133.9	(61.8)
Net current assets		38.5	(5.0)	33.5
Total assets less current liabilities		576.1	(177.2)	398.9
Creditors: amounts falling due after one year	5	(201.3)	126.5	(74.8)
Provision for liabilities and charges	8	(62.5)	9.3	(53.2)
Consolidated net assets	13	312.3	(41.4)	270.9

Explanatory notes:

1. The Group holds part of its interest in Myanmar through Global Resources Ltd, in which it holds a 50 per cent share. Premier accounts for its share in Global Resources Ltd using the gross equity method which reflects Premier's share of the gross assets and liabilities of the joint venture under FRS 9 – 'Associates and Joint Ventures'.
2. US$ amounts have been converted at $1.61/£1.00, the exchange rate at 31 December 2002
3. Estimated working capital balances of £15.6 million representing stock (£0.7 million), debtors (£17.5 million), cash (£7.4 million), and creditors (£10.0 million) are transferred with the Natuna and Yetagun interests. These balances are assumed to be settled on completion. This estimated working capital balance is based upon the Framework Agreement dated 16 September 2002.

PREMIER OIL PLC
Preliminary Results for the year ended 31 December 2002
Notes to the accounts

6. Restructuring (continued)

Explanatory notes (continued):

4. Costs of the transaction are shown as a cash expense. Total costs assumed, including an estimate of the "make-whole" payment on Premier's loan notes, amount to $58.3 million (£36.2 million).
5. Under the Restructuring, bridge finance arrangements have been put in place which result in the reclassification £124.2 million from creditors falling due under one year to creditors falling due over one year.
6. Transfer of assets from intangible cost pool to tangible cost pool prior to the transfer.
7. The reduction in fixed assets represents impact of partial disposal of Premier's interest in Natuna.
8. Deferred tax provision (£3.5 million) is written back to reflect Premier's remaining equity in Natuna. In addition deferred income of £5.8 million has been released to reserves due to change in the interest in Natuna.
9. Net debt (including balances in joint ventures) is £249.5 million pre-Restructuring and £47.1 million post-Restructuring. Gearing is 80 per cent pre-Restructuring and 17 per cent post-Restructuring. Net debt (excluding balances in joint ventures) is £180.5 million pre-Restructuring and £49.8 million post-Restructuring.
10. The cash adjustment of £120.7 million is broken down as follows:

	£ million
Transaction costs	(36.2)
Cash consideration	157.2
Working capital settlement	15.0
Repayment of long term debt	(326.1)
Funding from new credit facility	74.8
Cash transferred with assets	(5.4)
	(120.7)

11. The adjustment to net debt of £202.4 million is reconciled as follows:

	£ million
Cash movement as detailed above (see note 10)	(120.7)
Yetagun debt included as part of joint venture net debt transferred with asset	89.8
Yetagun cash included as part of joint venture net debt transferred with asset	(18.0)
Long term debt repayment	326.1
Funding from new credit facility	(74.8)
	202.4

12. It is intended that the methodology used to prepare the pro forma financials statements above will be followed in preparing the financial statements which will reflect the Restructuring. All adjustments are directly attributable to the Restructuring.
13. The net assets movement will be reflected in the future consolidated accounts of the Group either as a reserves movement or as an exceptional profit and loss item depending on the nature of the transaction. Currently it is expected that from the total net movement of £41.4 million a charge of £30.3 million relating to "make-whole" payment on Premier's loan notes will be reflected as an exceptional item in the profit and loss account of the Group.

Definitions:

A: Net debt is defined as the Group's borrowings, including the Group's share of net debt held in joint venture, less cash and short term deposits.

B: Gearing is defined as net debt divided by net assets

PREMIER OIL PLC
Preliminary Results for the year ended 31 December 2002
Notes to the accounts

7. Basis of preparation

The above financial information does not represent statutory accounts within the meaning of section 240 of the Companies Act 1985.

The comparative financial information is based upon the statutory accounts for the year ended 31 December 2001. Those accounts upon which the auditors issued an unqualified opinion, have been delivered to the Registrar of Companies.

The financial information has been prepared on the basis of the accounting policies set out in the Group's 2001 statutory accounts, including the adoption of the transitional requirements per FRS 17 – 'Retirement Benefits'.

8. Dividends

The directors do not propose any dividend.

9. Earnings per share

The calculation of basic and diluted earnings per share is based on the profit after tax and exceptional items of £25.0 million (31 Dec 2001: £20.3 million) and on weighted average shares in issue of 1,586 million (31 Dec 2000: 1,584 million).

10. External Audit

The Group's external auditors, Ernst & Young LLP, have confirmed that they have reviewed this Preliminary Announcement and that it is consistent with the audited Accounts of the Group for the year ended 31 December 2002.

11. Full accounts will be posted to shareholders on 14 April 2003 and will be available at the Company's head office, 23 Lower Belgrave Street, London SW1W 0NR, from that date.

12. The Annual General Meeting will be held at The Drapers' Hall, Throgmorton Avenue, London EC2N 2DQ on Friday 9 May 2003 at 11.30am.

PREMIER OIL PLC
Preliminary Results for the year ended 31 December 2002
Group proved plus probable reserves

Reserves		UK Oil and NGLs mmbbls	UK Gas bcf	Pakistan Oil and NGLs mmbbls	Pakistan Gas bcf	Far East Oil and NGLs mmbbls	Far East Gas bcf	TOTAL Oil and NGLs mmbbls	TOTAL Gas bcf	TOTAL Oil, NGLs and Gas mmboe
Group										
At 1 January 2002		32.2	32			14.8	877	47.0	909	225.5
Revisions	(1)	(1.3)	3					(1.3)	3	(0.8)
Acquisitions and divestments	(2)	0.7	4					0.7	4	1.7
Other	(3)									(0.9)
Production		(5.7)	(5)			(1.6)	(26)	(7.3)	(31)	(13.4)
At 31 December 2002		**25.9**	**34**	**-**	**-**	**13.2**	**851**	**39.1**	**885**	**212.1**
Joint Ventures - Group Share										
At 1 January 2002				1.0	427	21.5	856	22.5	1,283	243.6
Production					(13)	(0.6)	(19)	(0.6)	(32)	(6.2)
At 31 December 2002		**-**	**-**	**1.0**	**414**	**20.9**	**837**	**21.9**	**1,251**	**237.4**
Total Group and Group Share of Joint Ventures reserves										
At 1 January 2002		32.2	32	1.0	427	36.3	1,733	69.5	2,192	469.1
Revisions	(1)	(1.3)	3					(1.3)	3	(0.8)
Acquisitions and divestments	(2)	0.7	4					0.7	4	1.7
Other	(3)									(0.9)
Production		(5.7)	(5)		(13)	(2.2)	(45)	(7.9)	(63)	(19.6)
At 31 December 2002		**25.9**	**34**	**1.0**	**414**	**34.1**	**1,688**	**61.0**	**2,136**	**449.5**
Total Group and Group Share of Joint Ventures										
Proved developed		13.2	8	0.5	223	10.4	482	24.1	713	151.0
Proved undeveloped		4.2	6	0.3	82	13.1	718	17.6	806	165.6
Probable developed		2.3			53	3.5	149	5.8	202	42.5
Probable undeveloped		6.2	20	0.2	56	7.1	339	13.5	415	90.4
At 31 December 2002		**25.9**	**34**	**1.0**	**414**	**34.1**	**1,688**	**61.0**	**2,136**	**449.5**

Notes:

1 Revisions include downgrades on the Wytch Farm, Fergus, Ivanhoe and Rob Roy fields in the UK, plus upward revisions on the Angus and Galahad fields.

2 The acquisitions reflect the purchase of an additional 5% of the Kyle field in the UK.

3 Gas volumes have been converted to oil equivalent volumes on the basis of individual gas fields' calorific values. The impact of using current calorific values compared to the historical values previously used is recorded in the 'Other' category.

Proved and probable reserves are based on operator or third-party reports and are defined in accordance with the 'Statement of Recommended Practice' (SORP) issued by the Oil Industry Accounting Committee (OIAC) dated July 2001.

The Group provides for amortisation of costs relating to evaluated properties based on direct interests on an entitlement basis, which includes reflection of the terms of the Production Sharing Contracts in Indonesia, Albania and Myanmar. On a working interest basis the reserves increased by 0.3 mmboe before production of 19.6 mmboe. On an entitlement basis reserves declined by 24.1 mmboe, giving total entitlement reserves of 357.6 mmboe as at 31 December 2002.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your shares in Premier Oil plc ("Premier"), you should forward this document and the accompanying documents as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward transmission to the purchaser or transferee.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe for, shares in any jurisdiction in which such offer or solicitation is unlawful. Securities may not be offered or sold in the United States unless they are registered under the United States Securities Act of 1933 or exempt from such registration requirements. Any securities issued pursuant to the Restructuring of Premier will not be registered under the United States Securities Act but will be issued based upon an exemption.

Deutsche Bank AG London ("Deutsche Bank"), which is regulated in the United Kingdom for the conduct of investment business by The Financial Services Authority, is acting exclusively for Premier and Premier Oil Group plc (formerly Premier Oil Group Limited) ("New Premier") and no-one else in connection with the Restructuring and matters described herein and Deutsche Bank will not be responsible to any person other than Premier and New Premier for providing the protections afforded to customers of Deutsche Bank or for providing advice to any other person in relation to the Restructuring or any matters referred to herein.

Premier Oil Group plc

(to be renamed Premier Oil plc)

Supplementary Listing Particulars

relating to the

Introduction to the Official List

sponsored by

Deutsche Bank 

A copy of this document, which comprises supplementary listing particulars relating to New Premier prepared in accordance with the UK Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in Scotland for registration in accordance with section 83 of that Act. This document is supplementary to, and should be read in conjunction with, the listing particulars dated 11 October 2002 (the "Listing Particulars") and the supplementary listing particulars dated 20 January 2003 (the "First Supplementary Listing Particulars") each published by New Premier. The definitions used or referred to in the Listing Particulars apply in this document unless the context otherwise requires.

Application has been made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities. If the Scheme proceeds as presently envisaged, it is expected that Admission will become effective, and that dealings in the New Ordinary Shares will commence, some time early in the second quarter of 2003.

PART IA ANNOUNCEMENT MADE ON 25 MARCH 2003

Set out below is the full text of an announcement issued by Premier on 25 March 2003:

"PREMIER OIL PLC
("Premier")

Preliminary Results for the year ended 31 December 2002

Premier is an independent exploration and production company with gas and oil interests principally in the UK, Pakistan, Indonesia and Myanmar.

Highlights

Restructuring

- $670 million (£416 million) restructuring announced in September 2002 to transform Premier into a fully independent oil company
- Transfer of Myanmar interests and part of Indonesian business in exchange for Petronas' and Amerada Hess' combined 50% shareholding in Premier, and cash of $376 million (£234 million)
- Completion imminent – expected early in the second quarter 2003
- Post restructuring, Premier will have total reserves of over 200 mmboe; production of approximately 35,000 boepd, net debt of £47.1 million and gearing of 17%, all pro forma at year end 2002

Improved finances

- Turnover up 23% at £263.1 million (2001: £213.8 million) reflecting higher production
- Operating profit, before exceptional items, £28.6 million higher at £117.2 million
- Profit after tax and earnings per share both 23% higher, at £25.0 million and 1.58 pence respectively (2001: £20.3 million and 1.28 pence)
- Exceptional charge of £13.1 million following a review of the carrying value of UK investments
- Profit after tax, before exceptional items, 90% higher at £38.1 million (2001: £20.1 million)
- Operating cash flow after interest and taxes up £41.5 million at £136.1 million
- Net debt reduced by £129.8 million to £249.5 million

Operational success

- Production up 31% at 53,600 boepd (2001: 40,900 boepd) – above top end of target range of 45-50,000 boepd
- Higher gas deliveries from major operated gas projects in South East Asia
- Bhit gas field in Pakistan commenced production in December 2002
- Zamzama full field gas development in Pakistan on track for start up in 2003
- Increased gas sales from the Qadirpur gas field in Pakistan agreed in principle
- Additional 5% interest in UK Kyle field acquired for £3.4 million
- Yetagun capacity upgrade to 300 mmscfd of gas deliverability complete
- Top quartile safety performance on operated facilities

Sir David John, Chairman, commented:

"Premier's year has been dominated by our main objective which was the corporate restructuring announced in September 2002. Along with this the company has recorded another year of improved financial and operational performance.

2003 promises to be an exciting and challenging year for Premier. We have laid out a strategy of achieving success through adding significant value through exploration success and commercial deals – actively managing our portfolio to realise extra value for shareholders. We have now begun to implement this strategy."

25 March 2003

PREMIER OIL PLC

Preliminary Results for the year ended 31 December 2002

Chairman's Statement

2002 has been a very significant year for Premier, dominated by the corporate restructuring announced in September. This was the main objective for 2002 and it involved a great deal of work in complex negotiations and structuring. Along with this notable achievement, the company has recorded another year of improved financial and operational performance.

Financial and Operating Performance

Net profits for the year amounted to £25.0 million (2001: £20.3 million). Profits are shown on a pre-restructuring basis, as required by UK accounting standards. Net profits reflect an improvement of 23% over 2001, even after allowing for a prudent write-off of capitalised exploration expenditure of £17.7 million. The statutory reported net profits amount excludes £4.2 million (2001: £14.2 million) associated with take or pay receivables on gas contracts. Earnings per share of 1.58 pence have risen by 23% over the last year.

Production averaged 53,600 barrels of oil equivalent per day (boepd) – up 31% – which, with continued strong oil and gas prices contributed to an increased turnover figure of £263.1 million, up 23% on 2001. Gas revenues have become more of a factor as the percentage of gas in our production mix rose from 47% in 2001 to 60% in 2002. Premier's gas is predominantly sold under long term gas supply contracts, where prices move approximately in line with crude oil.

Net cash flow, including joint ventures, was strong at £93.2 million (2001: £87.6 million), after a capital expenditure programme of £73.1 million, of which £35.0 million was on exploration and appraisal and £34.6 million on development activities, partly offset by portfolio management proceeds of £23.4 million. Year end, net debt, including joint venture balances, was £249.5 million, a substantial reduction of £129.8 million over the year.

Operationally, highlights included agreeing increased gas sales from the Zamzama and Qadirpur gas fields in Pakistan, which should see production in Pakistan rise to over 10,000 boepd net to Premier by year end 2003. Regarding the Yetagun gas field in Myanmar, an agreement was signed with the gas buyer PTT of Thailand which resulted in the settlement of the $22.7 million outstanding take or pay liability. The upgrade of facilities on the Yetagun production platform to allow rates of up to 300 million standard cubic feet per day (mmscfd) of gas was successfully completed in October, and production has been running at above contract quantities for the past three months.

More recently, the Bhit gas field in Pakistan has come onstream. Gross contract production levels are planned to climb to 240 mmscfd by June 2003, of which Premier's net interest is 2,400 boepd. The Zamzama full field development in Pakistan is on track for start up in 2003.

Restructuring

The announcement of the major restructuring of Premier on 16 September 2002 was a substantial achievement, resulting in the $670 million sale of our interests in Myanmar and part of our Indonesian business for a consideration of the combined 50% shareholding in Premier of Petronas and Amerada Hess, and cash.

We have agreed the legal form of the transfer of the assets with Petronas and Amerada Hess, and with the Yetagun joint venture partners in respect of their pre-emption. We have also obtained written approval of the deal from the Indonesian government, and approval in principle from the Myanmar authorities. Details relating to the Yetagun pre-emption are being finalised and we expect to complete the restructuring early in the second quarter 2003.

Post restructuring, Premier will have over 200 million barrels of oil equivalent (mmboe) of total reserves, production of around 35,000 boepd and a significantly stronger balance sheet. As at the end of 2002, post restructuring proforma net debt amounted to £47.1 million, with gearing at only 17%.

New Premier will focus primarily on its existing core areas of the UK, South and South East Asia and West Africa. The principal objective will be to add significant value for shareholders through exploration success and commercial deal-making.

The restructuring had become an imperative following the difficulties experienced in fulfilling the strategic goal of the alliance with Petronas and Amerada Hess set up in 1999 to make Premier into a leading South East Asian gas company. The need for a new strategy, and to reverse the under-performance of Premier shares despite improved financial returns

and operational success, had become critical. I would like to thank Petronas and Amerada Hess for their support for Premier during the last few years and for their co-operative approach to the restructuring process.

Corporate Governance, HSE and Corporate Social Responsibility

2002 was a turbulent year for markets and for companies working internationally. There have been increased challenges for companies with their corporate governance, the security of their people and assets, and their involvement with stakeholders and the environment.

Our health, safety and environment (HSE) performance has again been industry top quartile, with Indonesia achieving to date a particularly noteworthy milestone of 644 days without a lost time incident.

Increased security issues in a number of countries in which we operate have meant that we are continually improving our standards of security for our people and assets, whilst ensuring that production and other operations continue without interruption. We have, I believe, been one of the leading companies in embracing and evolving our corporate principles and embodying in them our respect for the population and environments where we work. I am pleased to report that as part of this evolution, we have recently signed partnerships with UNEP – the United Nations Environment Programme, and Save the Children (US) who are our principal partners in helping us to run and/or assess our community programmes in the countries in which we operate.

The Higgs Report on the role and effectiveness of non-executive directors and the Smith Report on audit committees are reports which Premier, together with other publicly quoted companies, is studying carefully. Premier already has strong governance processes in place and will continue to enhance them in the light of the eventual changes to be made to the Combined Code as a result of these reports.

Dividend Policy

The Board believes that most of our shares are owned by investors looking principally for substantial capital growth in the share price, rather than regular small dividends out of income. The Company is strongly committed to generating returns to shareholders through capital growth, and to exploring other methods of returning value to shareholders from time to time when appropriate. Returns to shareholders may be made from time to time via more significant one-off cash dividends or share buyback programmes when large surplus funds have been generated which are not earmarked for near term re-investment. Consistent with this policy, the Board has decided not to make a dividend payment for the year 2002.

Board and Management

As a result of the restructuring the Petronas and Amerada Hess directors will stand down. I would like to express my thanks to Dato' Idris Mansor, Encik Mohammad Medan Abdullah, J Barclay Collins and Richard Mew for their valuable contributions.

We have also said goodbye to Richard Liddell at the end of January 2003, who as Operations Director has contributed much to the development of Premier as an international production and development operator. Our Finance Director, John van der Welle, has broadened his role to incorporate general management of our business units, whilst Simon Lockett is now Head of Operations and Technical. Additionally, Robin Allan has become Head of Business Development which includes our exploration and commercial activities.

I would also like to express the Board's gratitude to our staff in all locations, who have continued to achieve excellent performance throughout the group.

Outlook

The direction of oil prices is uncertain in the light of current international events, but given a reasonable scenario for prices, new Premier's combination of a solid base business of production, strong balance sheet and a good portfolio of new business assets gives the group a good platform from which to succeed.

2003 promises to be an exciting and, as usual, challenging year for Premier. We have laid out a strategy of achieving success by adding significant value through exploration and commercial deals – actively managing our portfolio to realise extra value for shareholders. We have now begun to implement this strategy.

Financial Review

Economic Environment

The oil price moved over a wide range in the year in response to heightened geopolitical tensions and the loss of Venezuelan production, which offset a weak global economy. The Brent crude price started the year at $19.3 per barrel and rose steadily throughout 2002 to finish at $28.7 per barrel, giving an average of $25.0 per barrel – slightly above the price for 2001. In the foreign exchange market, against sterling the US dollar weakened from $1.46 at the start of the year to $1.61 at year end.

2002 Results

Profit after tax and exceptional items for 2002 amounted to £25.0 million, which compares with £20.3 million for the preceding year. Excluding exceptional items, profit after tax was £38.1 million (2001: £20.1 million).

On 16 September 2002 Premier announced the restructuring of the group's South East Asian interests in a transaction with major shareholders Amerada Hess and Petronas. The economic effective date of this transaction was 30 September 2002. However, for accounting purposes, the impact of the transaction will be recorded at the actual date of completion. Accordingly the results for 2002 include a full year's contribution from the Indonesian and Myanmar businesses to be transferred under the restructuring.

As in the two previous years, net profits associated with take-or-pay receivables for 2002 under gas contracts in Indonesia have been deferred. These amounted to £4.2 million (2001: £14.2 million), and are excluded from reported profits until the related gas has been delivered in the future. Pro forma reported and deferred net profits therefore amounted to £29.2 million (2001: £34.5 million) which Premier believes is a better measure of the group's underlying profitability than the statutory profit after tax reported under UK accounting standards. At the end of 2002, Premier had cumulative deferred net profits of £26.5 million (2001: £22.3 million).

Group production, on a working interest basis, was up by 31% at 53,600 boepd (2001: 40,900 boepd), with record production levels of over 60,000 boepd achieved in November and December 2002. Turnover, including the group's share of joint ventures in Pakistan and Myanmar, was 23% higher at £263.1 million, reflecting increased production volumes. Realised oil prices averaged $24.3 per barrel, compared with $25.2 per barrel in the previous year, reflecting the changing mix in oil production. Gas prices averaged $3.44 per thousand standard cubic feet, up from $2.97 in 2001.

Cost of sales rose by £9.9 million to £107.0 million reflecting higher production partly offset by unit cost reductions. Including the joint ventures in Pakistan and Myanmar, total cost of sales increased to £133.4 million (2001: £118.0 million). Based on total cost of sales, underlying group unit operating costs were 18% down at £3.0 per barrel of oil equivalent (boe) due to higher production from Indonesia and Myanmar, offset by increasing UK operating costs. Underlying unit group amortisation amounted to £3.14 per boe, broadly in line with the previous year.

Administrative costs rose by £0.8 million to £7.9 million. Operating profits, including joint ventures but before exceptional items, amounted to £117.2 million, an increase of £28.6 million reflecting the higher turnover in the year.

Net interest expenses and foreign exchange gains/losses were down £7.7 million at £31.5 million as debt levels have continued to fall from their peak in 2001. Included in this amount is a realised foreign exchange loss of £2.5 million (2001: gain £0.5 million) which reflects the US dollar's continued slide against sterling.

Pre-tax profits were higher by £23.0 million at £72.6 million. However, the taxation charge also increased significantly at £47.6 million (2001: £29.3 million) reflecting higher profitability and the adverse changes to UK corporation tax on ring-fence profits imposed by the Government in the year. These changes have increased Premier's tax charge by £8.0 million, mainly reflected in a one-off adjustment in the deferred UK tax charge to account for the higher tax rate of 40% effective from April 2002.

An exceptional charge of £13.1 million was made in the year on the carrying value of the group's investments in the UK. This charge has resulted from the decision to transfer £21.8 million of intangible fixed assets to the depreciating tangible fixed asset pool. These costs relate to expenditure on a number of licences where Premier now believes there is limited future value to be realised.

Premier has also considered it appropriate to write off a further £4.6 million relating to exploration expenditure in areas outside of the established depreciating tangible fixed asset pools. This has been categorised as exploration expenditure written off.

The exceptional charge and exploration write off continues Premier's policy of prudent balance sheet management ensuring the level of capitalised assets is maintained at an appropriate level.

Cash flow

Net cash flow from operating activities, excluding joint ventures, amounted to £123.5 million, up from £111.1 million in 2001. After deducting interest and taxes, operating cash flow was £85.4 million (2001: £58.4 million). Including the cash flow from joint ventures, operating cash flow after interest and taxes rose by £41.5 million to £136.1 million. Averaged over the year, operating cash flow including joint ventures covered net interest expenses by an improved 7.1 times (2001: 4.4 times).

In 2002 Premier has increased its focus on exploration related activities whilst development expenditure has fallen with the completion of major investment projects in South East Asia and the UK. Total capital expenditure for the year amounted to £42.2 million (2001: £60.9 million), or £73.1 million including joint ventures. This comprised £34.6 million (2001: £51.0 million) on field developments, £35.0 million (2001: £20.0 million) on exploration and appraisal activities, with other expenditure of £3.5 million (2001: £2.4 million). Capital expenditure was offset by the receipt of proceeds of £23.4 million from portfolio management undertaken in 2001.

Net Debt

Net debt, including balances in joint ventures, has continued to fall due to rising net cash flow, the receipt of proceeds from portfolio management together with exchange gains, and amounted to £249.5 million at year end (2001: £379.3 million). Bank debt of £124.2 million has been classified as short-term debt as the facility matures on 30 June 2003, or on the earlier completion of the restructuring. Gearing, defined as net debt (including joint venture balances) divided by net assets, was down to 80% at year end (2001: 122%).

The group continues to maintain a very liquid position, with cash and short-term investments at the end of 2002 of £145.7 million (2001: £84.4 million). Including balances in joint ventures, this amount stood at £166.5 million (2001: £96.8 million).

Following the completion of the restructuring, the group's borrowing will be refinanced in the debt market, and the resultant balance sheet will show much reduced levels of net debt and gearing in line with Premier's new strategic focus. On a pro forma basis, as at 31 December 2002 post restructuring, the group's net debt amounted to £47.1 million, with gearing at 17%.

Hedging and Risk Management

Premier undertakes oil and gas price hedging periodically, within Board approved limits, to protect operating cash flow against weak prices. Hedging is normally undertaken with zero cost collar options, and to a lesser extent with swaps.

In 2002 the group purchased oil price options with floors at a Brent price of $20 per barrel and ceiling prices averaging $29 per barrel. In addition oil price swaps at an average price of approximately $25 per barrel were purchased. These hedges produced a small loss of £1.4 million (2001: gain £1.7 million). Hedges for 2003 currently cover 46% of the anticipated liquids production (after completion of the restructuring) at a floor price of $20 per barrel and a ceiling price of $28.3 per barrel, and 9% through oil swap agreements at an average price of $23.2 per barrel. In addition, 36% of Indonesian gas production (after completion of the restructuring) has been covered at an equivalent floor price of $20.2 per barrel and a ceiling price of $29.5 per barrel.

Exchange rate exposures relating to non-sterling receipts and expenditures were not hedged during the year. As Premier's activities are largely a dollar functional currency business, the majority of borrowings are denominated in dollars to reduce currency exposures arising from the dollar/sterling exchange rate. Interest rate exposures are managed by borrowing in both fixed and floating rates – at year-end 62% of borrowings, excluding the Yetagun project loan, were at fixed rates with an average rate of 7.5%. Cash balances are invested in a range of floating rate bank deposits, managed liquidity funds and commercial paper, subject to Board approved limits.

It is group policy that all transactions involving derivatives must be directly related to the underlying business of the group. No speculative transactions are undertaken.

The group undertakes an insurance programme to reduce the potential impact of the physical risks associated with exploration and production activities. In addition we purchase business interruption cover for a proportion of cash flow from the major producing fields.

Operating Review

Production and Reserves

Working interest production for 2002 averaged 53,600 boepd, representing an annual increase of 12,700 boepd and 7% above the top end of the range of 45-50,000 boepd projected for the year in the 2001 results. The major contributions to the rise were much higher volumes from the West Natuna gas project in Indonesia and increases in gas production from the Yetagun field in Myanmar. Production levels in the UK and Pakistan were broadly similar to the preceding year. Production comprised 40% oil and 60% gas (2001: 53% oil and 47% gas) reflecting the higher gas volumes in South East Asia.

Proven and probable reserves, on a working interest basis, were 450 mmboe as at 31 December 2002, down from 469 mmboe reported a year earlier, mainly reflecting annual production. The movement over the year, which excludes the impact of the restructuring, was as follows:

	mmboe
Start of 2002	469
Production	(20)
Revisions	(1)
Acquisitions	2
End of 2002	450

The acquisition represents the purchase of an additional interest in the UK Kyle field, while minor revisions were booked across several UK fields. No reserves have been booked in Indonesia in respect of the second sale of gas to Malaysia pending future progress in the commercial arrangements for development.

Post restructuring, Premier will have total reserves (including as yet unbooked reserves in respect of the second sale of gas to Malaysia) of over 200 mmboe.

Development

During the year field development activity was undertaken in Pakistan and Myanmar. In the former the development of the Bhit field was largely completed by December and commissioning is ongoing. Work on the Zamzama full field development continued on schedule for start up in 2003. Additionally, further upgrading of the Qadirpur field processing facilities continued. In Myanmar the Yetagun phase II capacity upgrade was successfully completed by Premier as operator.

Exploration and Appraisal

Premier participated in five exploration and appraisal wells during 2002 – two in Pakistan and one in each of the UK, Indonesia and Guinea Bissau. Whilst none of these wells resulted in a commercial discovery, drilling activity continues in Pakistan on the Dumbar block where one well is currently operating.

The current exploration programme, which commenced in 2002, will continue into 2003, including possible further drilling in the Dumbar block and the beginning of a West African campaign, in Guinea Bissau and Gabon.

Europe

Production in the UK for 2002 was 18,500 boepd, in line with the previous year, and accounted for 35% of group production. This percentage is less than the previous year (45%) as gas volumes from South East Asia continue to build.

The Wytch Farm oil field remains as Premier's main producing field in the UK, contributing 6,900 boepd net (2001: 7,800 boepd). Production decline in this mature asset continued to be mitigated by successful infill drilling of three multilateral side-tracks of existing wells with development costs of less than $3 per barrel, and infill drilling is set to continue at current levels for the foreseeable future.

Production from the Kyle field, which came on-stream in 2001, averaged at 5,600 boepd net to Premier despite a three month interruption to gas export which commenced during April, caused by a blockage in the export line due to hydrate formation. During the period oil production was also curtailed. Full oil and gas production was restored during July. Development continued with a fourth horizontal well which was brought on-stream mid July, with production rates in line with expectations and costs under budget. At the end of June, Premier acquired an additional 5% equity from Roc



2003
2002
2001
2000
1999
1998

Posting of Supplementary Listing Particulars

Click here to download

Premier Oil plc ("Premier") announces that supplementary listing particulars of Premier Oil Group plc (formerly Premier Oil Group Limited and to be renamed Premier Oil Plc) dated 31 March 2003 have been posted to shareholders today. These contain the full text of Premier's preliminary results announcement of 25 March 2003.

Copies of the supplementary listing particulars have been submitted to the UK Listing Authority, and are available for inspection at the Document Viewing Facility of The Financial Services Authority, which is situated at 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel no: 020 7676 1000).

2 April 2003

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2003
2002
2001
2000
1999
1998

Update on Restructuring and AGM timing

In our preliminary results announcement of 25 March 2003, we stated that the only significant outstanding issue remaining in respect of the approvals required for our corporate restructuring was the finalisation of details relating to the Yetagun pre-emption.

We are pleased to report that good progress has been made on this issue which will enable the restructuring to complete in June 2003 on receipt of final approval from the Myanmar authorities which is expected shortly.

As detailed in our circular dated 11 October 2002, the restructuring involves the introduction of a new holding company of Premier. The Annual General Meeting of this new holding company, which was planned for 9 May, will now be held at The Drapers' Hall, Throgmorton Avenue, London EC2N 2DQ on Tuesday 15 July at 11.30am.

7 May 2003

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ENQUIRIES

Premier Oil plc **Tel: 020 7730 1111**
Charles Jamieson
John van der Welle

College Hill **Tel: 020 7457 2020**
James Henderson



Background for Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia, and Pakistan. Exploration is ongoing in the UK, Indonesia, West Africa (Guinea Bissau and Gabon) and South Asia (Pakistan and India).

On 16 September 2002 Premier announced a major restructuring involving the transfer of interests in Myanmar and Indonesia to its major shareholders Amerada Hess and Petronas in return for the cancellation of their combined 50 per cent. holding in Premier, an injection of £145 million of cash and a repayment of £98 million of project debt. The restructuring leaves Premier as a fully independent oil company in a good position to follow its strategy of value creation and early realisation through oil and gas exploration and commercial deal-making.

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR

Telephone +44 (0)20 7730 1111
Facsimile +44 (0)20 7730 4696
Email premier@premier-oil.com

PremierOil

7 May 2003

Dear Shareholder,

I have pleasure in enclosing a copy of the Annual Report and Accounts of the Company for 2002. I also enclose a copy of the announcement made on 7 May in relation to our corporate restructuring and the timing of our Annual General Meeting, which will take place on 15 July 2003 at the Drapers' Hall, Throgmorton Avenue, London EC2.

The notice of meeting and proxy cards will be sent to you in due course.

Yours faithfully,



Sir David John KCMG
Chairman

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR

Telephone +44 (0)20 7730 1111
Facsimile +44 (0)20 7730 4696
Email premier@premier-oil.com

PremierOil

7 May 2003

Update on Restructuring and AGM Timing

In our preliminary results announcement of 25 March 2003, we stated that the only significant outstanding issue remaining in respect of the approvals required for our corporate restructuring was the finalisation of details relating to the Yetagun pre-emption.

We are pleased to report that good progress has been made on this issue which will enable the restructuring to complete in June 2003 on receipt of final approval from the Myanmar authorities which is expected shortly.

As detailed in our circular dated 11 October 2002, the restructuring involves the introduction of a new holding company of Premier. The Annual General Meeting of this new holding company, which was planned for 9 May, will now be held at The Drapers' Hall, Throgmorton Avenue, London EC2N 2DQ on Tuesday 15 July at 11.30am.

Enquiries:

Premier Oil plc **Tel: 020 7730 1111**
Charles Jamieson
John van der Welle

College Hill **Tel: 020 7457 2020**
James Henderson

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia, and Pakistan. Exploration is ongoing in the UK, Indonesia, West Africa (Guinea Bissau and Gabon) and South Asia (Pakistan and India).

On 16 September 2002 Premier announced a major restructuring involving the transfer of interests in Myanmar and Indonesia to its major shareholders Amerada Hess and Petronas in return for the cancellation of their combined 50 per cent holding in Premier, an injection of £145 million of cash and a repayment of £98 million of project debt. The restructuring leaves Premier as a fully independent oil company in a good position to follow its strategy of value creation and early realisation through oil and gas exploration and commercial deal-making.

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR

Telephone + 44 (0)20 7730 1111
Facsimile + 44 (0)20 7730 4696
Email premier@premier-oil.com

PremierOil

7 May 2003

Update on Restructuring and AGM Timing

In our preliminary results announcement of 25 March 2003, we stated that the only significant outstanding issue remaining in respect of the approvals required for our corporate restructuring was the finalisation of details relating to the Yetagun pre-emption.

We are pleased to report that good progress has been made on this issue which will enable the restructuring to complete in June 2003 on receipt of final approval from the Myanmar authorities which is expected shortly.

As detailed in our circular dated 11 October 2002, the restructuring involves the introduction of a new holding company of Premier. The Annual General Meeting of this new holding company, which was planned for 9 May, will now be held at The Drapers' Hall, Throgmorton Avenue, London EC2N 2DQ on Tuesday 15 July at 11.30am.

Enquiries:

Premier Oil plc **Tel: 020 7730 1111**
Charles Jamieson
John van der Welle

College Hill **Tel: 020 7457 2020**
James Henderson

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia, and Pakistan. Exploration is ongoing in the UK, Indonesia, West Africa (Guinea Bissau and Gabon) and South Asia (Pakistan and India).

On 16 September 2002 Premier announced a major restructuring involving the transfer of interests in Myanmar and Indonesia to its major shareholders Amerada Hess and Petronas in return for the cancellation of their combined 50 per cent holding in Premier, an injection of £145 million of cash and a repayment of £98 million of project debt. The restructuring leaves Premier as a fully independent oil company in a good position to follow its strategy of value creation and early realisation through oil and gas exploration and commercial deal-making.

Registered Number: *17829 Scotland* ***Registered Office:*** *4th floor Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN*

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2003
2002
2001
2000
1999
1998

Exploration Update

Pakistan

Premier announces that its exploration well Zirkani-1 in the Dumbar licence located in the Kirthar fold belt of Pakistan has been suspended, having flowed gas from the Ranikot and Dunghan formations. The licence is operated by PKP Exploration Limited (PKP), a company held jointly by Premier and KUFPEC.

Three drill stem tests were undertaken on the well. The main target Pab sandstone was encountered at prognosed depth; however, the formation was tight and no gas flow was obtained. A second test of the overlying Ranikot formation produced gas to surface as did a third test over the Dunghan formation, which flowed at a maximum rate of 6 million cubic feet of gas per day.

Several undrilled structures lie close by in PKP's acreage. One, the Chung prospect, lies mid-way between Zirkani-1 and the recently developed Bhit field. Recent negotiations have enabled PKP to acquire more of the acreage that contains this prospect, now allowing it to be a candidate for drilling. In the event of future drilling success in the area, the Zirkani-1 discovery will be considered for integration into a new development. Studies of the reserve potential of Zirkani have commenced.

Following the recent drilling on the Dumbar licence, Premier believes that the exploration potential on the block remains attractive. A detailed technical review of the results of the wells will be undertaken before determining the way forward.

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Guinea Bissau

Work is continuing on the planned drilling of a second well on the Sinapa prospect in the second half of 2003 subject to availability of a suitable rig.

Gabon

Premier and operator Sasol are expecting to sign the Production Sharing Agreement for the Phenix block located offshore of Gabon by early June. Plans are underway for the drilling of the first well in the 4th quarter 2003.

India

Premier has acquired the first 40km of seismic data from a 120km survey in the Jaipur licence in north-east India. Following analysis of the data, the partners plan to drill a well in the 1st quarter of 2004.

Charles Jamieson, CEO of Premier Oil, said:

"The two recent wells drilled in our Dumbar block have confirmed the presence of gas and studies of the reserve potential of Zirkani have commenced. We believe that the block has further exploration potential in identified prospects and we are now formulating our forward plan using the information gained from the wells.

Elsewhere, we continue to build an exciting exploration programme primarily focusing on West Africa and Asia while also actively pursuing new opportunities in our core areas."

21 May 2003

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Charles Jamieson

John van der Welle

College Hill **Tel: 020 7457 2020**

James Henderson

Background For Editors:

Premier Oil Plc is a leading independent oil and gas company with producing interests in the UK, Indonesia, and Pakistan. Exploration is ongoing in the UK, Indonesia, West Africa (Guinea Bissau and Gabon) and South Asia (Pakistan and India).

On 16 September 2002 Premier announced a major restructuring involving the transfer of interests in Myanmar and Indonesia to its major shareholders Amerada Hess and Petronas in return for the cancellation of their combined 50 per cent. shareholding in Premier, an injection of cash and repayment of Myanmar project debt. The restructuring leaves Premier as a fully independent oil company in a good position to follow its strategy of value creation and early realisation through oil and gas exploration and commercial deal-making.

The partners and interests in Dumbar licence in Pakistan are:

	Before back-in	**After back-in**
PKP Exploration Ltd**	95%	75%
Government Holdings (Private) Ltd.*	5%	25%

* Government Holdings has the right to back in to an additional 20% equity. PKP Exploration Ltd's interest would fall to 75% after exercise of this right.

** PKP Exploration Ltd is 100% owned by Premier-KUFPEC Pakistan B.V. Premier and KUFPEC each hold 50% of Premier-KUFPEC Pakistan B.V. giving Premier an effective 37.5% interest in the Dumbar licence after back-in.



2003
2002
2001
2000
1999
1998

Exploration Update

Pakistan
Premier announces that its exploration well Zirkani-1 in the Dumbar licence located in the Kirthar fold belt of Pakistan has been suspended, having flowed gas from the Ranikot and Dunghan formations. The licence is operated by PKP Exploration Limited (PKP), a company held jointly by Premier and KUFPEC.
Three drill stem tests were undertaken on the well. The main target Pab sandstone was encountered at prognosed depth; however, the formation was tight and no gas flow was obtained. A second test of the overlying Ranikot formation produced gas to surface as did a third test over the Dunghan formation, which flowed at a maximum rate of 6 million cubic feet of gas per day.
Several undrilled structures lie close by in PKP's acreage. One, the Chung prospect, lies mid-way between Zirkani-1 and the recently developed Bhit field. Recent negotiations have enabled PKP to acquire more of the acreage that contains this prospect, now allowing it to be a candidate for drilling. In the event of future drilling success in the area, the Zirkani-1 discovery will be considered for integration into a new development. Studies of the reserve potential of Zirkani have commenced.
Following the recent drilling on the Dumbar licence, Premier believes that the exploration potential on the block remains attractive. A detailed technical review of the results of the wells will be undertaken before determining the way forward.

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Guinea Bissau
Work is continuing on the planned drilling of a second well on the Sinapa prospect in the second half of 2003 subject to availability of a suitable rig.

Gabon
Premier and operator Sasol are expecting to sign the Production Sharing Agreement for the Phenix block located offshore of Gabon by early June. Plans are underway for the drilling of the first well in the 4th quarter 2003.

India
Premier has acquired the first 40km of seismic data from a 120km survey in the Jaipur licence in north-east India. Following analysis of the data, the partners plan to drill a well in the 1st quarter of 2004.

Charles Jamieson, CEO of Premier Oil, said:

"The two recent wells drilled in our Dumbar block have confirmed the presence of gas and studies of the reserve potential of Zirkani have commenced. We believe that the block has further exploration potential in identified prospects and we are now formulating our forward plan using the information gained from the wells.

Elsewhere, we continue to build an exciting exploration programme primarily focusing on West Africa and Asia while also actively pursuing new opportunities in our core areas."

21 May 2003

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Charles Jamieson

John van der Welle

College Hill **Tel: 020 7457 2020**

James Henderson

Background For Editors:

Premier Oil Plc is a leading independent oil and gas company with producing interests in the UK, Indonesia, and Pakistan. Exploration is ongoing in the UK, Indonesia, West Africa (Guinea Bissau and Gabon) and South Asia (Pakistan and India).

On 16 September 2002 Premier announced a major restructuring involving the transfer of interests in Myanmar and Indonesia to its major shareholders Amerada Hess and Petronas in return for the cancellation of their combined 50 per cent. shareholding in Premier, an injection of cash and repayment of Myanmar project debt. The restructuring leaves Premier as a fully independent oil company in a good position to follow its strategy of value creation and early realisation through oil and gas exploration and commercial deal-making.

The partners and interests in Dumbar licence in Pakistan are:

	Before back-in	**After back-in**
PKP Exploration Ltd**	95%	75%
Government Holdings (Private) Ltd.*	5%	25%

* Government Holdings has the right to back in to an additional 20% equity. PKP Exploration Ltd's interest would fall to 75% after exercise of this right.

** PKP Exploration Ltd is 100% owned by Premier-KUFPEC Pakistan B.V. Premier and KUFPEC each hold 50% of Premier-KUFPEC Pakistan B.V. giving Premier an effective 37.5% interest in the Dumbar licence after back-in.



Premier Buys into West African Assets

For further details, please click to download PDF

Premier is pleased to announce that it has reached agreement with Fusion Oil & Gas plc (Fusion) to purchase a number of West African interests including the Chinguetti and Banda oil discoveries offshore Mauritania.

In Mauritania, Premier will acquire Fusion's 6% interest in PSC B (containing the Chinguetti discovery) and 3% interest in PSC A (containing the Banda discovery) for a cash consideration of $10 million and an overriding royalty. The overriding royalty is payable out of production revenues from all developments on these PSC's and is a production related payment on a sliding scale varying with oil prices. For Chinguetti, the value of the royalty is estimated at $5 million (net present value at 10% p.a.), or $8 million (undiscounted), at a constant real oil price of $20 per barrel. In addition, Premier will, on approval of a development plan, pay a $2 million bonus to Fusion for each new discovery resulting in a 50 mmbbl development on PSC B (excluding the existing discovery at Chinguetti) and a $1 million bonus for each new discovery resulting in a 50 mmbbl development on PSC A (excluding the existing discovery at Banda).

The Chinguetti discovery is expected to receive development consent in the next 12 months and production of the estimated 120 mmbbls of oil reserves (Premier share 7.2 mmbbls) is planned to commence in 2005/6. A multi-well drilling programme covering both PSC A and PSC B is expected to begin by late 2003. There are many other attractive exploration prospects to be pursued in both PSC's.

In Gabon, Premier will acquire an 18% interest in the Iris Marin and Themis Marin offshore PSC's in return for funding its own costs and a further 18% of costs on Fusion's behalf through to the completion of the second well on each PSC. These shallow water PSC's have multiple Gamba formation pre-salt targets of approximately 20-40 mmbbls and are on trend with Premier's existing Dussafu (formerly Phenix) block.

In Saharawi Arab Democratic Republic (SADR), Premier will acquire 35% of Fusion's rights under a Technical Cooperation Agreement with the government of the SADR in return for the funding of 35% of costs incurred up to any future licence award. In each licence in which it chooses to participate (to a maximum of three), Premier will fund 70% of the initial exploration costs capped at $3 million and 35% thereafter. The area is virtually unexplored as it is currently under a dispute over sovereignty.

As part of this transaction, Premier has granted Fusion the right to receive a 5% interest from Premier's 100% interest in Block 2 (the Sinapa block) and in Blocks 4A and 5A (the Esperanca blocks) in Guinea Bissau, these rights to be exercised within 60 days of completion of the drilling of the next well on each block.

The agreements are subject to routine government and partner approvals.

Charles Jamieson, CEO of Premier Oil, said:

"This exciting deal with Fusion is a significant advance towards our goal of building a business in West Africa. In Mauritania we look forward to the early development of the

Chinguetti and Banda discoveries and the significan: exploration potential of these blocks.

The addition of two more interests in Gabon to our curren: Dussafu (Phenix) block increases our exposure to the highl) prospective shallow water pre-salt play.
This deal is an excellent example of Premier's strategy o: exposing shareholders to significant added value and upside through commercial dealmaking."

28 May 2003

ENQUIRIES

Premier Oil plc **Tel: 020 7730 1111**
Charles Jamieson
John van der Welle
College Hill **Tel: 020 7457 2020**
James Henderson

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia, and Pakistan. Exploration is ongoing in the UK, Indonesia, West Africa (Guinea Bissau and Gabon) and South Asia (Pakistan and India).

On 16 September 2002 Premier announced a major restructuring involving the transfer of interests in Myanmar and Indonesia to its major shareholders Amerada Hess and Petronas in return for the cancellation of their combined 50 per cent. shareholding in Premier, an injection of cash and repayment of Myanmar project debt. The restructuring leaves Premier as a fully independent oil company in a good position to follow its strategy of value creation and early realisation through oil and gas exploration and commercial deal-making.

The partners and interests in the Mauritanian PSC's on completion of this deal will be:

	PSC A	**PSC B**
Woodside (Operator)	35.0%	35.0%
ENI	35.0%	35.0%
Hardman	24.3%	21.6%
Roc Oil	2.7%	2.4%
Premier	3.0%	6.0%

The Government of Mauritania has the right to back in to 12% equity in developments producing up to 75,000 barrels of oil per day.

The partners and interests in the Gabon licences on completion of this deal will be:

	Iris Marin	**Themis Marin**
Fusion (Operator)	20.57%	20.57%
Premier	18%	18%
Sunburnt Down PC	25.71%	25.71%
Hardman	12.86%	12.86%
Petro SA	22.86%	22.86%



PremierOil

Acquisition of West African Assets

28 May 2003



BUILDING A BUSINESS IN WEST AFRICA


SADR
Mauritania
Guinea Bissau
Gabon
ALGERIA
LIBYA
EGYPT
MALI
NIGER
CHAD
SUDAN
Ocean

Premier's West African Strategy...

- Medium risk exploration,
- Oil focus,
- Good Terms,
- Playmaker opportunities,
- Low cost entry.

PremierOil
Make a Difference



THE DEAL

Premier has reached agreement with Fusion Oil & Gas plc (Fusion) to purchase a number of West African interests including the **Chinguetti** and **Banda** oil discoveries offshore Mauritania.

- In **Mauritania**, Premier will acquire Fusion's 6% interest in PSC B (containing the Chinguetti discovery) and 3% interest in PSC A (containing the Banda discovery) for a cash consideration of $10 million and an overriding royalty. Fusion will receive bonuses on development of any other future 50 mmbbl discoveries in the PSCs.

- In **Gabon**, Premier will acquire an 18% interest in the Iris Marin and Themis Marin offshore PSC's in return for funding its own costs and a further 18% of costs on Fusion's behalf through to the completion of the second well on each PSC.

- In Saharawi Arab Democratic Republic (**SADR**), Premier will acquire 35% of Fusion's rights under a Technical Cooperation Agreement with the government of the SADR in return for the funding of 35% of costs incurred up to any future licence award. In each licence in which it chooses to participate (to a maximum of three), Premier will fund 70% of the initial exploration costs capped at US$3 million and 35% thereafter.

- Premier has granted Fusion the right to acquire a 5% interest from Premier's 100% interest in Block 2 (the Sinapa block) and in Blocks 4A and 5A (the Esperança blocks) in **Guinea Bissau**.



MAURITANIA – PSC B AND PSC A

- **PSC B: The Chinguetti Field**
  The Chinguetti discovery is expected to receive development consent in the next 12 months and production of the estimated 120 mmbbls of oil reserves (Premier share 7.2 mmbbls) is planned to commence in 2005/6.

- **PSC A: The Banda Discovery**
  Appraisal of the Banda discovery will be part of a multi well forward programme.

- **Exploration**
  There are many attractive exploration prospects to be pursued in both PSC's.


PSC B
(Woodside)
Atlantic
Ocean
-18°
NOUAKCHOTT
MAURITANIA
Chinguetti
"Banda"
PSC A
(Woodside)
50km
-17°



PremierOil
Make a Difference

MAURITANIA – PSC B AND PSC A

- Chinguetti has most likely reserves of 120 million barrels

- Extensive array of strong prospects, comprising a significant, seismically supported exploration portfolio. More than five high graded prospects with reserve potential > 100mmbls identified already in PSC B


W
E
CHINGUETTI
prospects
BANDA
4-2 4-1 4-4
4-3 MTO-3 (1973)
DEPTH (metres)
Seafloor
1000
2000
3000
4000
5000
6000
Sandstone
Carbonate
Syn-rift including Salt
Primary source rock
Secondary source rock
Oil discovery
Gas discovery
Gas show
Mid Miocene Unconformity
Base Tertiary
Turonian
Valanginian
Base Jurassic
Cretaceous


Tertiary prospects (similar to Chinguetti or Banda).
Cretaceous prospects.
'Playmaker' potential.
-17°
Coppolani 1
20
66
51
65
77
29
7
7 Deep
Tiof Deep
6
Tiof
Dorat
17N
Plat
Plat
58
17S
19
47
37
Teve't
18
62
Banda
MTO 3
Banda
Courbine 1A ST1
Chinguetti
Teve't A
Chinguetti
WP
48
60
PSC B
32
22
31B
59
MTO 1
Loup de Mer 1
MTO 2
63

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PremierOil Business Values Performance Future Library News



2003
2002
2001
2000
1999
1998

Premier Sells Shares in Australian Worldwide Exploration

Premier announces that it has sold its entire shareholding in the Sydney based quoted company Australian Worldwide Exploration Limited (AWE) for a net cash amount of A$33 million (£13.1 million).
As at 31 December 2002, Premier reported proforma net debt of £47.1 million. Taking the benefit of this share sale into account, proforma net debt and gearing falls to £34 million and 13% respectively.

Charles Jamieson, CEO of Premier, said:

"The sale of our shares in AWE is another step in our programme of rationalising our portfolio and releasing value from non-core assets. This puts Premier in an even stronger position to pursue exploration and commercial dealmaking opportunities."

11 June 2003

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ENQUIRIES

Premier Oil plc	**Tel: 020 7730 1111**
Charles Jamieson	
John van der Welle	
College Hill	**Tel: 020 7457 2020**
James Henderson	

Background For Editors:


Get Acrobat Reader
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Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia, and Pakistan. Exploration is ongoing in the UK, Indonesia, West Africa (Guinea Bissau and Gabon) and South Asia (Pakistan and India).

On 16 September 2002 Premier announced a major restructuring involving the transfer of interests in Myanmar and Indonesia to its major shareholders Amerada Hess and Petronas in return for the cancellation of their combined 50 per cent. shareholding in Premier, an injection of cash and repayment of Myanmar project debt. The restructuring leaves Premier as a fully independent oil company in a good position to follow its strategy of value creation and early realisation through oil and gas exploration and commercial deal-making.



2003
2002
2001
2000
1999
1998

Premier Sells Shares in Australian Worldwide Exploration

Premier announces that it has sold its entire shareholding in the Sydney based quoted company Australian Worldwide Exploration Limited (AWE) for a net cash amount of A$33 million (£13.1 million).
As at 31 December 2002, Premier reported proforma net debt of £47.1 million. Taking the benefit of this share sale into account, proforma net debt and gearing falls to £34 million and 13% respectively.

Charles Jamieson, CEO of Premier, said:

"The sale of our shares in AWE is another step in ou programme of rationalising our portfolio and releasing valu from non-core assets. This puts Premier in an even stronge position to pursue exploration and commercial dealmakin opportunities."

11 June 2003

Email Updates! Register now to receive Premier updates by email

Contact Us
News
Share Price
Your Views
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ENQUIRIES

Premier Oil plc	**Tel: 020 7730 1111**
Charles Jamieson	
John van der Welle	
College Hill	**Tel: 020 7457 2020**
James Henderson	

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia, and Pakistan. Exploration is ongoing in the UK, Indonesia, West Africa (Guinea Bissau and Gabon) and South Asia (Pakistan and India).

On 16 September 2002 Premier announced a major restructuring involving the transfer of interests in Myanmar and Indonesia to its major shareholders Amerada Hess and Petronas in return for the cancellation of their combined 50 per cent. shareholding in Premier, an injection of cash and repayment of Myanmar project debt. The restructuring leaves Premier as a fully independent oil company in a good position to follow its strategy of value creation and early realisation through oil and gas exploration and commercial deal-making.

Company Number SC234781

THE COMPANIES ACTS 1985 TO 1989

MEMORANDUM

and

ARTICLES OF ASSOCIATION
(As amended pursuant to a written resolution passed on 13 September 2002)

PREMIER OIL GROUP LIMITED

(Incorporated on 31 July 2002)

BIGGART BAILLIE
Solicitors
Glasgow & Edinburgh


SCT S8A04G4K 0879
COMPANIES HOUSE 22/11/02

THE COMPANIES ACT 1985

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

PREMIER OIL GROUP LIMITED [1]

1. The name of the Company is PREMIER OIL GROUP LIMITED[1].

2. The registered office of the Company will be situate in Scotland.

3. The objects for which the Company is established are:-

(1) To carry on business as a general commercial company.

(2) To carry on any other trade or business whatsoever with the power to do all such things as are incidental or conducive to the carrying on of any trade or business.

(3) To acquire by purchase feu lease exchange or otherwise any heritable or real property or rights whatsoever and by purchase, hire or otherwise any moveable or personal property or rights whatsoever and to exercise and enforce all rights and powers conferred by or incident to the ownership thereof including the power to let on lease or otherwise sell, dispose of, turn to account, grant licences, options, occupancy rights, franchises, rights and privileges in respect of or otherwise deal with all or any part of the property of the Company.

(4) To construct, develop, enlarge, maintain, alter, manage, carry out or control any buildings, erections, works, plant, machinery or services which may seem directly or indirectly necessary or convenient for any of the purposes of the Company and to contribute to, subsidise or otherwise assist or take part in the construction, development, enlargement, maintenance, alteration, management, carrying out or control thereof.

(5) To acquire by any means the whole or any part of the assets and to undertake the whole or any part of the liabilities of any person or company carrying on or proposing to carry on any business which the Company is authorised to carry on or which can be carried on in connection therewith or possessed of property suitable for the purposes

[1] The Company was incorporated on 31 July 2002 in the name of Dalglen (No. 836) Limited. The name of the Company was changed from Dalglen (No. 836) Limited to Premier Oil Group Limited pursuant to a written resolution passed on 13 September 2002.

of the Company and to acquire an interest in, amalgamate or enter into any arrangement for sharing profits, union of interest, co-operation, joint adventure, limitation of competition or otherwise with any such person or company.

(6) To subscribe for or otherwise acquire either absolutely or conditionally any shares stock debentures, debenture stock or other securities of any other company and to guarantee or underwrite the issue of or the payment of the principal of and interest and premium on any such securities as aforesaid.

(7) To invest and deal with the monies of the Company in such manner as may from time to time be thought fit.

(8) To borrow money and to secure by mortgage charge or lien upon the whole or any part of the Company's undertaking, property or assets (whether present or future) including its uncalled capital the discharge by the Company and/or any other person of any obligation or liability.

(9) To lend and advance money or give credit on any terms and with or without security to any person, firm or company (including without prejudice to the foregoing generality any subsidiary or holding company of the Company or another subsidiary of such holding company or any other company associated with the Company in business or by reason of common shareholdings or otherwise) and to guarantee and/or give security for the payment of money and/or the performance of obligations of all kinds by any such person firm or company and in security of any such guarantee to assign dispone convey mortgage pledge or charge the whole or any part of the undertaking property assets or revenue of the Company including uncalled capital.

(10) To draw, make, accept, endorse, discount, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures or other negotiable or transferable instruments.

(11) To carry on (whether gratuitously or otherwise) trust and agency business of all kinds and in particular in relation to insurance and the investment, collection and receipt of money.

(12) To pay all costs charges and expenses which the Company may lawfully pay of or incidental to the formation, registration and advertising of or raising money for the Company and generally remunerate any person or company by way of commission or otherwise for placing or guaranteeing the placing of any shares debentures debenture stock or other securities of the Company or for other services in relation to the issue of any share or loan capital of the Company.

(13) To enter into contracts agreements and arrangements with any other company for the carrying out by such other company on behalf of the Company of any of the objects for which the Company is formed.

(14) To procure the co-operation of any subsidiaries of the Company and any other companies in which the Company may be interested as well with

one another as with the Company to do all such things and enter into promote and carry into effect all such arrangements as may be considered desirable with a view to the efficient economical or profitable conduct of the business of any such companies as aforesaid and to perform any services and undertake any duties for or on behalf of and in any other manner assist any such companies as aforesaid upon such terms as to remuneration (if any) as may be agreed.

(15) To pay for any business property or rights acquired or agreed to be acquired by the Company and generally to satisfy any obligation of the Company by the issue or transfer of shares in the Company or any other company credited as fully or partly paid up or of debentures or other securities of the Company or any other company.

(16) To make known the products and services of the Company by such means as may seem expedient and in particular by any form of advertising whether in the press on the radio or on television, by films, by acquisition and exhibition of works of art or interest, by publication of books or periodicals, by granting prizes awards or donations or otherwise.

(17) To make experiments in connection with any business or proposed business of the Company and to apply for or join in applying for, purchase or otherwise acquire and protect, prolong, and renew in any part of the world any patents, patent rights, brevets d'invention, licences, protections and concessions which may appear likely to be advantageous or useful to the Company and to use and manufacture under or grant licences or privileges in respect of the same and to expend money in experimenting upon testing and improving or seeking to improve any patents, inventions or rights which the Company may acquire or propose to acquire.

(18) To apply for promote and obtain or to subscribe to the expense of applying for promoting and obtaining any Acts of Parliament, charters, privileges, concessions, licences or authorisations of any government state or municipality Provisional Order or Licence of the Department of Trade or other authority for enabling the Company to carry any of its objects into effect or for extending any of the powers of the Company or for effecting any modification of the constitution of the Company or for any other purpose which may seem expedient and to oppose or to subscribe to the expense of opposing any actions steps proceedings or applications which may seem calculated directly or indirectly to prejudice the interests of the Company or of its members.

(19) To enter into any arrangements with any governments or authorities (supreme municipal local or otherwise) or any corporations companies or persons that may seem conducive to the attainment of the objects of the Company or any of them and to obtain from any such government, authority, corporation, company or person any charters, contracts, decrees, rights, privileges and concessions which may seem desirable in the interests of the Company and to carry out exercise and comply with any such charters, contracts, decrees, rights, privileges and concessions.

(20) To establish and maintain or procure the establishment and maintenance of any insurance pension or superannuation funds (whether contributory or otherwise) for the benefit of and to give or procure the giving of donations, gratuities, pensions, allowances and emoluments to any persons who are or were at any time in the employment or service of the Company or its holding company (if any) or any company which is a subsidiary of or associated with the Company or any of the predecessors in business of the Company or any holding, subsidiary or associated company of the Company or who may be or have been directors or officers of the Company or of any such other company as aforesaid and the wives widows relatives and dependants (including such persons as the directors of the Company may deem to be dependants) of any such persons and to establish subsidise and subscribe to any institutions, associations, societies, clubs, funds or trusts calculated to be for the benefit of any such persons as aforesaid or otherwise to advance the interests and well-being of the Company or of any such other company as aforesaid or of any such persons as aforesaid and to make payments for or towards the insurance of any such persons as aforesaid and to subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public general or useful object and to do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid.

(21) To purchase and maintain insurance for and for the benefit of any persons who are or were at any time directors officers or employees of the Company or of any other company in which the Company has any interest whether direct or indirect or which is in any way allied to or associated with the Company or any subsidiary undertaking (within the meaning of the Companies Act 1989) of the Company or who are or were at any time trustees of any pension fund in which any employees of the Company or of any such other company or subsidiary undertaking are interested including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to their duties powers or offices in relation to the Company or any such other company subsidiary undertaking or pension fund and to such extent as may be permitted by law otherwise to indemnify or to exempt any such person against or from any such liability.

(22) Subject to the provisions of any statute for the time being in force concerning companies and affecting the Company to establish and contribute to any employees' share scheme (as defined in any such statues as aforesaid) for the purchase of or subscription by trustees for shares in the Company or in a holding company of the Company and to lend money to any employees of the Company to enable them to purchase or subscribe for shares in the Company or in a holding company of the Company and to establish and maintain any option or incentive scheme whereby selected employees (including salaried directors and officers) of the Company are given the opportunity of

acquiring shares in the Company and to formulate and carry into effect any scheme for sharing the profits of the Company with its employees (including salaried directors and officers) or any of them.

(23) To establish or maintain or join in any plan or scheme for encouraging or facilitating the regular (or other) investment in the holding of or the investment of any dividends declared by the Company or any other company in the securities of the Company or any other company within such plan or scheme by or for the benefit of the shareholders of the Company or other persons within such plan or scheme and to discharge or contribute towards the discharge of the expenses of establishing or maintaining any such plan or scheme.

(24) To purchase or otherwise acquire shares in the Company in accordance with and subject to the provisions of the Companies Act 1985 and any statutory amendment or re-enactment or modification thereof.

(25) To procure the Company to be registered or recognised in any part of the world.

(26) To establish or promote or concur in establishing or promoting any other company for the purpose of acquiring all or any of the assets and/or undertaking any of the liabilities of the Company or of undertaking any business or operations which may appear likely to assist or benefit the Company and to place or guarantee the placing of, underwrite subscribe for or otherwise acquire all or any part of the shares debentures or other securities of any such company as aforesaid.

(27) To dispose by any means of the whole or any part of the assets of the Company.

(28) To distribute among the members of the Company in specie any assets of the Company whether by way of dividend or upon a return of capital.

(29) To give financial assistance directly or indirectly for the purpose of acquiring shares in the Company or any other company or to reduce or discharge any liability incurred for such purpose.

(30) To do all or any of the above things in any part of the world whether as principal, agent, trustee, licensee, manager, contractor or otherwise and either alone or in conjunction with others and either by or through agents, trustees, sub-contractors or otherwise.

(31) To do all such other things as may be deemed incidental or conducive to the attainment of the above objects or any of them and either upon the sole account of the Company or as agent, trustee, licensee, manager or contractor of or partner with any other person, firm or company.

AND IT IS HEREBY DECLARED that in this clause words denoting the singular number only shall include the plural number and vice versa; words importing the masculine gender shall include the feminine gender; the word "company" except where used in reference to the Company shall be deemed to include any

partnership association or other body of persons whether corporate or unincorporate and whether domiciled in the United Kingdom or elsewhere; the objects specified in each of the paragraphs of this clause shall be regarded as independent objects and accordingly shall in no wise be limited or restricted (except where otherwise expressed in such paragraphs) by reference to or inference from the terms of any other paragraph or the name of the Company; and none of the objects specified in each of the paragraphs of this clause shall be deemed subsidiary or ancillary to any of the objects specified in any other paragraph.

4. The liability of the members is limited.

5. The share capital of the Company is £100,000 divided into 100,000 shares of £1 each.[2]

We the several persons whose names addresses and descriptions are subscribed are desirous of being formed into a Company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

[2] The Company was incorporated with a share capital of £100 divided into 100 shares of £1 each. The authorised share capital of the Company was increased to £100,000 pursuant to a written resolution passed on 13 September 2002 by the creation of 199,000 shares of £1 each.

THE COMPANIES ACT 1985

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

PREMIER OIL GROUP LIMITED[3]

CONSTITUTION

1. (A) The company is established as a private company within the meaning of the Companies Act 1985, and subject as hereinafter provided the Regulations contained in Table A in the Schedule to The Companies (Tables A to F) Regulations 1985 as amended by The Companies (Tables A to F) (Amendment) Regulations 1985 (such Table being hereinafter called "Table A") shall apply to the Company with the exception of Regulations 8, 24, 25, 26, 40, 42, 43, 46, 47, 64, 70, 73-80 (inclusive), 81, 85, 86, 89, 93, 94, 95 and 117 of Table A and save in so far as they are excluded or varied hereby and such Regulations (save as so excluded or varied) and the Articles hereinafter contained shall be the regulations of the Company.

   (B) In these Articles the expression "the Act" means the Companies Act 1985, but so that any reference in these Articles to any provisions of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

SHARES

2. Shares which are comprised in the authorised share capital with which the Company is incorporated shall be under the control of the Directors who may (subject to Section 80 of the Act) allot grant options over or otherwise dispose of the same, to such persons, on such terms and in such manner as they think fit.

LIEN

3. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all monies (whether presently payable or not) called or payable at a fixed time in respect of that share but not for any other monies,

[3] The Company was incorporated on 31 July 2002 in the name of Dalglen (No. 836) Limited. The name of the Company was changed from Dalglen (No. 836) Limited to Premier Oil Group Limited pursuant to a written resolution passed on 13 September 2002.

indebtedness or liability. The Company's lien, if any, on a share shall extend to all dividends payable thereon.

TRANSFER OF SHARES

4. Subject as hereinafter provided, the Directors may not decline to register the transfer of any share in the Company. They may refuse to register a transfer unless:-

   (a) it is lodged at the office or at such other place as the Directors may appoint and is accompanied by the certificate for the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

   (b) it is in respect of only one class of shares; and

   (c) it is in favour of not more than four transferees.

PROCEEDINGS AT GENERAL MEETINGS

5. No business shall be transacted at any General Meeting unless a quorum of members is present at the time when the Meeting proceeds to business. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.

6. The Chairman of the Board of Directors, if any, shall preside at every General Meeting, but if at any Meeting he shall not be present within fifteen minutes after the time appointed for holding the same, or shall be unwilling to act as Chairman, the members present shall choose some Director, or if no Director be present, or if all the Directors present decline to take the Chair, they shall choose some member present to be Chairman of the Meeting.

7. At any General Meeting a resolution put to the vote of the Meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by at least two persons entitled to vote at the Meeting and being a member or a proxy for a member or a duly authorised representative of a corporation, or by a holder in person or by proxy or as a duly authorised representative of a corporation of at least twenty per cent of the total voting rights of all the members (whether or not present at the Meeting) having the right to vote at the Meeting and unless a poll is so demanded, a declaration by the Chairman that the resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority, and an entry to that effect in the Minute Book of the Company shall be conclusive evidence thereof without proof of the number or proportion of the votes recorded in favour of or against such resolution.

DIRECTORS

8. The number of Directors shall be not less than one and the quorum for the transaction of the business of the directors shall be one.

9. A Director need not be a member of the Company but shall be entitled to receive notice of and to attend all General Meetings of the Company.

10. A Director may be or become a Director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director shall be accountable for any remuneration or other benefits received by him as a Director or officer of or from his interest in such other company. The Directors shall have the right to exercise the voting power conferred by the shares in any other company held or owned by the Company in such manner and in all respects as they think fit, including the exercise thereof in favour of any resolution appointing them or any of their number, directors or officers of such other company or voting or providing for the payment of the remuneration of the director or officers of such other company. A Director may vote in favour of the exercise of such voting rights in the manner aforesaid, notwithstanding that he may be or be about to become a director or officer of such other company and, as such or in any other manner, is or may be interested in the exercise of such voting rights as aforesaid.

11. The office of a Director shall be vacated:-

    (a) if by notice in writing to the Company he resigns the office of Director;

    (b) if he ceases to be a Director in virtue of Section 293 of the Act;

    (c) if he becomes bankrupt or insolvent, or enters into any arrangement with his creditors;

    (d) if he becomes of unsound mind; and

    (e) if he is prohibited from being a Director by any order made under the Company Directors Disqualification Act 1986.

POWERS AND DUTIES OF DIRECTORS

12. The business of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not, by the Act or by these Articles, required to be exercised by the Company in General Meeting, subject nevertheless to the provisions of these Articles and of the Act, and to such regulations, being not inconsistent with any provisions of these Articles and of the Act, as may be prescribed by the Company in General Meeting.

13. (A) Subject to the provisions of Sections 320, 321 and 322 of the Act no Director, by virtue of his office, shall be disqualified from contracting with the Company either as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested

(whether as a director, other officer or employee of the Company and/or any other company, or otherwise howsoever) be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding such office or of the fiduciary relationship thereby established. The nature of the Director's interest (if any) in such contract or arrangement shall be declared by him at the meeting of the Directors at which the question of entering into such contract or arrangement is first taken into consideration, or, if such Director was not at the date of that meeting interested in the proposed contract or arrangement, at the first meeting of the Directors held after he becomes so interested. A general notice to the Directors by a Director that he is a member of any specified firm or company and is to be regarded as interested in any contract or transaction which may, after the date of the notice, be made with such firm or company shall, (if such Director shall give the same at a meeting of the Directors or shall take reasonable steps to secure that the same is brought up and read at the next meeting of the Directors after it is given), be a sufficient declaration of interest in relation to such contract or transaction under this Article, and after such general notice it shall not be necessary to give any special notice relating to any particular contract or transaction with such firm or company.

(B) A Director may vote as a Director with regard to any matter, contract or arrangement in which he is interested (whether as a director, other officer or employee of the Company and/or any other company, or otherwise howsoever) and, if he does so vote, his vote shall be counted and shall be reckoned in estimating a quorum when any such matter, contract or arrangement is under consideration.

(C) A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such office or place of profit or as a vendor purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of any such Director holding that office or of the fiduciary relationship thereby established.

(D) A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged, and he may vote on any such appointment or arrangement other than his own appointment or the arrangement of the terms thereof.

(E) Any Director may act for himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for

professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as Auditor to the Company.

14. Without prejudice to any other provisions of these Articles the Directors shall have power to purchase and maintain insurance for and for the benefit of any persons who are or were at any time directors officers or employees of the Company, or of any other company in which the Company has any interest whether direct or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking (within the meaning of the Companies Act 1989) of the Company or of any such other company, or who are or were at any time trustees of any pension fund in which any employees of the Company or of any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or pension fund.

BORROWING POWERS

15. The Directors may exercise all the powers of the Company to borrow or raise money, to stand surety, to give guarantees, indemnities, support and other obligations and liabilities, and to mortgage or charge or otherwise create security on, over or with respect to all or any part of its business, undertaking, property, assets, revenues and uncalled capital and, subject to Section 80 of the Act, to create, issue or deposit debentures, debenture stock, bonds and other securities, whether outright or as security for any debt, liability or obligation of the Company or any third party.

PROCEEDINGS OF DIRECTORS

16. A resolution in writing signed by all the Directors entitled to receive notice of a meeting of the Directors (or of a Committee of Directors, as the case may be) or in the case of any Director absent from the United Kingdom signed by any alternate Director entitled to receive notice of a meeting of the Directors (or of a Committee of Directors, as the case may be) shall be as valid and effective as a resolution passed at a meeting of the Directors (or of a Committee of Directors, as the case may be) duly convened and held. Such resolution may consist of several documents in the like form each signed by one or more of the Directors or alternate Directors.

17. All or any of the Directors or any committee of the Directors may participate in a meeting of the Directors or that committee by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to hear each other and subject to the provisions of these Articles the meeting shall constitute a meeting of the Directors or a committee of the Directors as the case may be. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the

largest group of those participating is assembled, or, if there is no such group where the Chairman of the meeting then is.

WINDING UP

18. If the Company shall be wound up the Liquidator may with the sanction of an extraordinary resolution, divide among the members in specie the whole or any part of the assets of the Company, but, in case of any division otherwise than in accordance with the legal rights of the members shall be determined on, any member who would be prejudiced thereby shall have a right to dissent and other ancillary rights as if such restrictions were passed pursuant to Section 110 of the Insolvency Act 1986 and any statutory modification or re-enactment thereof for the time being in force.

INDEMNITY

19. Subject to the provisions of the Act every director auditor secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs charges losses expenses and liabilities incurred by him in the execution and discharge of his duties in relation thereto. Regulation 118 of Table A shall be extended accordingly.

Company Number SC234781

THE COMPANIES ACTS 1985 TO 1989

MEMORANDUM

and

ARTICLES OF ASSOCIATION

(As amended pursuant to a written resolution passed on 13 September 2002)

PREMIER OIL GROUP LIMITED

(Incorporated on 31 July 2002)

BIGGART BAILLIE
Solicitors
Glasgow & Edinburgh


SCT S6AD4G4K 0879
COMPANIES HOUSE 22/11/02

THE COMPANIES ACT 1985

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

PREMIER OIL GROUP LIMITED [1]

1. The name of the Company is PREMIER OIL GROUP LIMITED[1].

2. The registered office of the Company will be situate in Scotland.

3. The objects for which the Company is established are:-

    (1) To carry on business as a general commercial company.

    (2) To carry on any other trade or business whatsoever with the power to do all such things as are incidental or conducive to the carrying on of any trade or business.

    (3) To acquire by purchase feu lease exchange or otherwise any heritable or real property or rights whatsoever and by purchase, hire or otherwise any moveable or personal property or rights whatsoever and to exercise and enforce all rights and powers conferred by or incident to the ownership thereof including the power to let on lease or otherwise sell, dispose of, turn to account, grant licences, options, occupancy rights, franchises, rights and privileges in respect of or otherwise deal with all or any part of the property of the Company.

    (4) To construct, develop, enlarge, maintain, alter, manage, carry out or control any buildings, erections, works, plant, machinery or services which may seem directly or indirectly necessary or convenient for any of the purposes of the Company and to contribute to, subsidise or otherwise assist or take part in the construction, development, enlargement, maintenance, alteration, management, carrying out or control thereof.

    (5) To acquire by any means the whole or any part of the assets and to undertake the whole or any part of the liabilities of any person or company carrying on or proposing to carry on any business which the Company is authorised to carry on or which can be carried on in connection therewith or possessed of property suitable for the purposes

[1] *The Company was incorporated on 31 July 2002 in the name of Dalglen (No. 836) Limited. The name of the Company was changed from Dalglen (No. 836) Limited to Premier Oil Group Limited pursuant to a written resolution passed on 13 September 2002.*

of the Company and to acquire an interest in, amalgamate or enter into any arrangement for sharing profits, union of interest, co-operation, joint adventure, limitation of competition or otherwise with any such person or company.

(6) To subscribe for or otherwise acquire either absolutely or conditionally any shares stock debentures, debenture stock or other securities of any other company and to guarantee or underwrite the issue of or the payment of the principal of and interest and premium on any such securities as aforesaid.

(7) To invest and deal with the monies of the Company in such manner as may from time to time be thought fit.

(8) To borrow money and to secure by mortgage charge or lien upon the whole or any part of the Company's undertaking, property or assets (whether present or future) including its uncalled capital the discharge by the Company and/or any other person of any obligation or liability.

(9) To lend and advance money or give credit on any terms and with or without security to any person, firm or company (including without prejudice to the foregoing generality any subsidiary or holding company of the Company or another subsidiary of such holding company or any other company associated with the Company in business or by reason of common shareholdings or otherwise) and to guarantee and/or give security for the payment of money and/or the performance of obligations of all kinds by any such person firm or company and in security of any such guarantee to assign dispone convey mortgage pledge or charge the whole or any part of the undertaking property assets or revenue of the Company including uncalled capital.

(10) To draw, make, accept, endorse, discount, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures or other negotiable or transferable instruments.

(11) To carry on (whether gratuitously or otherwise) trust and agency business of all kinds and in particular in relation to insurance and the investment, collection and receipt of money.

(12) To pay all costs charges and expenses which the Company may lawfully pay of or incidental to the formation, registration and advertising of or raising money for the Company and generally remunerate any person or company by way of commission or otherwise for placing or guaranteeing the placing of any shares debentures debenture stock or other securities of the Company or for other services in relation to the issue of any share or loan capital of the Company.

(13) To enter into contracts agreements and arrangements with any other company for the carrying out by such other company on behalf of the Company of any of the objects for which the Company is formed.

(14) To procure the co-operation of any subsidiaries of the Company and any other companies in which the Company may be interested as well with

one another as with the Company to do all such things and enter into promote and carry into effect all such arrangements as may be considered desirable with a view to the efficient economical or profitable conduct of the business of any such companies as aforesaid and to perform any services and undertake any duties for or on behalf of and in any other manner assist any such companies as aforesaid upon such terms as to remuneration (if any) as may be agreed.

(15) To pay for any business property or rights acquired or agreed to be acquired by the Company and generally to satisfy any obligation of the Company by the issue or transfer of shares in the Company or any other company credited as fully or partly paid up or of debentures or other securities of the Company or any other company.

(16) To make known the products and services of the Company by such means as may seem expedient and in particular by any form of advertising whether in the press on the radio or on television, by films, by acquisition and exhibition of works of art or interest, by publication of books or periodicals, by granting prizes awards or donations or otherwise.

(17) To make experiments in connection with any business or proposed business of the Company and to apply for or join in applying for, purchase or otherwise acquire and protect, prolong, and renew in any part of the world any patents, patent rights, brevets d'invention, licences, protections and concessions which may appear likely to be advantageous or useful to the Company and to use and manufacture under or grant licences or privileges in respect of the same and to expend money in experimenting upon testing and improving or seeking to improve any patents, inventions or rights which the Company may acquire or propose to acquire.

(18) To apply for promote and obtain or to subscribe to the expense of applying for promoting and obtaining any Acts of Parliament, charters, privileges, concessions, licences or authorisations of any government state or municipality Provisional Order or Licence of the Department of Trade or other authority for enabling the Company to carry any of its objects into effect or for extending any of the powers of the Company or for effecting any modification of the constitution of the Company or for any other purpose which may seem expedient and to oppose or to subscribe to the expense of opposing any actions steps proceedings or applications which may seem calculated directly or indirectly to prejudice the interests of the Company or of its members.

(19) To enter into any arrangements with any governments or authorities (supreme municipal local or otherwise) or any corporations companies or persons that may seem conducive to the attainment of the objects of the Company or any of them and to obtain from any such government, authority, corporation, company or person any charters, contracts, decrees, rights, privileges and concessions which may seem desirable in the interests of the Company and to carry out exercise and comply with any such charters, contracts, decrees, rights, privileges and concessions.

(20) To establish and maintain or procure the establishment and maintenance of any insurance pension or superannuation funds (whether contributory or otherwise) for the benefit of and to give or procure the giving of donations, gratuities, pensions, allowances and emoluments to any persons who are or were at any time in the employment or service of the Company or its holding company (if any) or any company which is a subsidiary of or associated with the Company or any of the predecessors in business of the Company or any holding, subsidiary or associated company of the Company or who may be or have been directors or officers of the Company or of any such other company as aforesaid and the wives widows relatives and dependants (including such persons as the directors of the Company may deem to be dependants) of any such persons and to establish subsidise and subscribe to any institutions, associations, societies, clubs, funds or trusts calculated to be for the benefit of any such persons as aforesaid or otherwise to advance the interests and well-being of the Company or of any such other company as aforesaid or of any such persons as aforesaid and to make payments for or towards the insurance of any such persons as aforesaid and to subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public general or useful object and to do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid.

(21) To purchase and maintain insurance for and for the benefit of any persons who are or were at any time directors officers or employees of the Company or of any other company in which the Company has any interest whether direct or indirect or which is in any way allied to or associated with the Company or any subsidiary undertaking (within the meaning of the Companies Act 1989) of the Company or who are or were at any time trustees of any pension fund in which any employees of the Company or of any such other company or subsidiary undertaking are interested including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to their duties powers or offices in relation to the Company or any such other company subsidiary undertaking or pension fund and to such extent as may be permitted by law otherwise to indemnify or to exempt any such person against or from any such liability.

(22) Subject to the provisions of any statute for the time being in force concerning companies and affecting the Company to establish and contribute to any employees' share scheme (as defined in any such statues as aforesaid) for the purchase of or subscription by trustees for shares in the Company or in a holding company of the Company and to lend money to any employees of the Company to enable them to purchase or subscribe for shares in the Company or in a holding company of the Company and to establish and maintain any option or incentive scheme whereby selected employees (including salaried directors and officers) of the Company are given the opportunity of

acquiring shares in the Company and to formulate and carry into effect any scheme for sharing the profits of the Company with its employees (including salaried directors and officers) or any of them.

(23) To establish or maintain or join in any plan or scheme for encouraging or facilitating the regular (or other) investment in the holding of or the investment of any dividends declared by the Company or any other company in the securities of the Company or any other company within such plan or scheme by or for the benefit of the shareholders of the Company or other persons within such plan or scheme and to discharge or contribute towards the discharge of the expenses of establishing or maintaining any such plan or scheme.

(24) To purchase or otherwise acquire shares in the Company in accordance with and subject to the provisions of the Companies Act 1985 and any statutory amendment or re-enactment or modification thereof.

(25) To procure the Company to be registered or recognised in any part of the world.

(26) To establish or promote or concur in establishing or promoting any other company for the purpose of acquiring all or any of the assets and/or undertaking any of the liabilities of the Company or of undertaking any business or operations which may appear likely to assist or benefit the Company and to place or guarantee the placing of, underwrite subscribe for or otherwise acquire all or any part of the shares debentures or other securities of any such company as aforesaid.

(27) To dispose by any means of the whole or any part of the assets of the Company.

(28) To distribute among the members of the Company in specie any assets of the Company whether by way of dividend or upon a return of capital.

(29) To give financial assistance directly or indirectly for the purpose of acquiring shares in the Company or any other company or to reduce or discharge any liability incurred for such purpose.

(30) To do all or any of the above things in any part of the world whether as principal, agent, trustee, licensee, manager, contractor or otherwise and either alone or in conjunction with others and either by or through agents, trustees, sub-contractors or otherwise.

(31) To do all such other things as may be deemed incidental or conducive to the attainment of the above objects or any of them and either upon the sole account of the Company or as agent, trustee, licensee, manager or contractor of or partner with any other person, firm or company.

AND IT IS HEREBY DECLARED that in this clause words denoting the singular number only shall include the plural number and vice versa; words importing the masculine gender shall include the feminine gender; the word "company" except where used in reference to the Company shall be deemed to include any

partnership association or other body of persons whether corporate or unincorporate and whether domiciled in the United Kingdom or elsewhere; the objects specified in each of the paragraphs of this clause shall be regarded as independent objects and accordingly shall in no wise be limited or restricted (except where otherwise expressed in such paragraphs) by reference to or inference from the terms of any other paragraph or the name of the Company; and none of the objects specified in each of the paragraphs of this clause shall be deemed subsidiary or ancillary to any of the objects specified in any other paragraph.

4. The liability of the members is limited.

5. The share capital of the Company is £100,000 divided into 100,000 shares of £1 each.[2]

We the several persons whose names addresses and descriptions are subscribed are desirous of being formed into a Company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

[2] The Company was incorporated with a share capital of £100 divided into 100 shares of £1 each. The authorised share capital of the Company was increased to £100,000 pursuant to a written resolution passed on 13 September 2002 by the creation of 199,000 shares of £1 each.

THE COMPANIES ACT 1985

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

PREMIER OIL GROUP LIMITED[3]

CONSTITUTION

1. (A) The company is established as a private company within the meaning of the Companies Act 1985, and subject as hereinafter provided the Regulations contained in Table A in the Schedule to The Companies (Tables A to F) Regulations 1985 as amended by The Companies (Tables A to F) (Amendment) Regulations 1985 (such Table being hereinafter called "Table A") shall apply to the Company with the exception of Regulations 8, 24, 25, 26, 40, 42, 43, 46, 47, 64, 70, 73-80 (inclusive), 81, 85, 86, 89, 93, 94, 95 and 117 of Table A and save in so far as they are excluded or varied hereby and such Regulations (save as so excluded or varied) and the Articles hereinafter contained shall be the regulations of the Company.

   (B) In these Articles the expression "the Act" means the Companies Act 1985, but so that any reference in these Articles to any provisions of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

SHARES

2. Shares which are comprised in the authorised share capital with which the Company is incorporated shall be under the control of the Directors who may (subject to Section 80 of the Act) allot grant options over or otherwise dispose of the same, to such persons, on such terms and in such manner as they think fit.

LIEN

3. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all monies (whether presently payable or not) called or payable at a fixed time in respect of that share but not for any other monies,

[3] The Company was incorporated on 31 July 2002 in the name of Dalglen (No. 836) Limited. The name of the Company was changed from Dalglen (No. 836) Limited to Premier Oil Group Limited pursuant to a written resolution passed on 13 September 2002.

indebtedness or liability. The Company's lien, if any, on a share shall extend to all dividends payable thereon.

TRANSFER OF SHARES

4. Subject as hereinafter provided, the Directors may not decline to register the transfer of any share in the Company. They may refuse to register a transfer unless:-

   (a) it is lodged at the office or at such other place as the Directors may appoint and is accompanied by the certificate for the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

   (b) it is in respect of only one class of shares; and

   (c) it is in favour of not more than four transferees.

PROCEEDINGS AT GENERAL MEETINGS

5. No business shall be transacted at any General Meeting unless a quorum of members is present at the time when the Meeting proceeds to business. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.

6. The Chairman of the Board of Directors, if any, shall preside at every General Meeting, but if at any Meeting he shall not be present within fifteen minutes after the time appointed for holding the same, or shall be unwilling to act as Chairman, the members present shall choose some Director, or if no Director be present, or if all the Directors present decline to take the Chair, they shall choose some member present to be Chairman of the Meeting.

7. At any General Meeting a resolution put to the vote of the Meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by at least two persons entitled to vote at the Meeting and being a member or a proxy for a member or a duly authorised representative of a corporation, or by a holder in person or by proxy or as a duly authorised representative of a corporation of at least twenty per cent of the total voting rights of all the members (whether or not present at the Meeting) having the right to vote at the Meeting and unless a poll is so demanded, a declaration by the Chairman that the resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority, and an entry to that effect in the Minute Book of the Company shall be conclusive evidence thereof without proof of the number or proportion of the votes recorded in favour of or against such resolution.

DIRECTORS

8. The number of Directors shall be not less than one and the quorum for the transaction of the business of the directors shall be one.

9. A Director need not be a member of the Company but shall be entitled to receive notice of and to attend all General Meetings of the Company.

10. A Director may be or become a Director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director shall be accountable for any remuneration or other benefits received by him as a Director or officer of or from his interest in such other company. The Directors shall have the right to exercise the voting power conferred by the shares in any other company held or owned by the Company in such manner and in all respects as they think fit, including the exercise thereof in favour of any resolution appointing them or any of their number, directors or officers of such other company or voting or providing for the payment of the remuneration of the director or officers of such other company. A Director may vote in favour of the exercise of such voting rights in the manner aforesaid, notwithstanding that he may be or be about to become a director or officer of such other company and, as such or in any other manner, is or may be interested in the exercise of such voting rights as aforesaid.

11. The office of a Director shall be vacated:-

    (a) if by notice in writing to the Company he resigns the office of Director;

    (b) if he ceases to be a Director in virtue of Section 293 of the Act;

    (c) if he becomes bankrupt or insolvent, or enters into any arrangement with his creditors;

    (d) if he becomes of unsound mind; and

    (e) if he is prohibited from being a Director by any order made under the Company Directors Disqualification Act 1986.

POWERS AND DUTIES OF DIRECTORS

12. The business of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not, by the Act or by these Articles, required to be exercised by the Company in General Meeting, subject nevertheless to the provisions of these Articles and of the Act, and to such regulations, being not inconsistent with any provisions of these Articles and of the Act, as may be prescribed by the Company in General Meeting.

13. (A) Subject to the provisions of Sections 320, 321 and 322 of the Act no Director, by virtue of his office, shall be disqualified from contracting with the Company either as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested

(whether as a director, other officer or employee of the Company and/or any other company, or otherwise howsoever) be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding such office or of the fiduciary relationship thereby established. The nature of the Director's interest (if any) in such contract or arrangement shall be declared by him at the meeting of the Directors at which the question of entering into such contract or arrangement is first taken into consideration, or, if such Director was not at the date of that meeting interested in the proposed contract or arrangement, at the first meeting of the Directors held after he becomes so interested. A general notice to the Directors by a Director that he is a member of any specified firm or company and is to be regarded as interested in any contract or transaction which may, after the date of the notice, be made with such firm or company shall, (if such Director shall give the same at a meeting of the Directors or shall take reasonable steps to secure that the same is brought up and read at the next meeting of the Directors after it is given), be a sufficient declaration of interest in relation to such contract or transaction under this Article, and after such general notice it shall not be necessary to give any special notice relating to any particular contract or transaction with such firm or company.

(B) A Director may vote as a Director with regard to any matter, contract or arrangement in which he is interested (whether as a director, other officer or employee of the Company and/or any other company, or otherwise howsoever) and, if he does so vote, his vote shall be counted and shall be reckoned in estimating a quorum when any such matter, contract or arrangement is under consideration.

(C) A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such office or place of profit or as a vendor purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of any such Director holding that office or of the fiduciary relationship thereby established.

(D) A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged, and he may vote on any such appointment or arrangement other than his own appointment or the arrangement of the terms thereof.

(E) Any Director may act for himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for

professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as Auditor to the Company.

14. Without prejudice to any other provisions of these Articles the Directors shall have power to purchase and maintain insurance for and for the benefit of any persons who are or were at any time directors officers or employees of the Company, or of any other company in which the Company has any interest whether direct or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking (within the meaning of the Companies Act 1989) of the Company or of any such other company, or who are or were at any time trustees of any pension fund in which any employees of the Company or of any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or pension fund.

BORROWING POWERS

15. The Directors may exercise all the powers of the Company to borrow or raise money, to stand surety, to give guarantees, indemnities, support and other obligations and liabilities, and to mortgage or charge or otherwise create security on, over or with respect to all or any part of its business, undertaking, property, assets, revenues and uncalled capital and, subject to Section 80 of the Act, to create, issue or deposit debentures, debenture stock, bonds and other securities, whether outright or as security for any debt, liability or obligation of the Company or any third party.

PROCEEDINGS OF DIRECTORS

16. A resolution in writing signed by all the Directors entitled to receive notice of a meeting of the Directors (or of a Committee of Directors, as the case may be) or in the case of any Director absent from the United Kingdom signed by any alternate Director entitled to receive notice of a meeting of the Directors (or of a Committee of Directors, as the case may be) shall be as valid and effective as a resolution passed at a meeting of the Directors (or of a Committee of Directors, as the case may be) duly convened and held. Such resolution may consist of several documents in the like form each signed by one or more of the Directors or alternate Directors.

17. All or any of the Directors or any committee of the Directors may participate in a meeting of the Directors or that committee by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to hear each other and subject to the provisions of these Articles the meeting shall constitute a meeting of the Directors or a committee of the Directors as the case may be. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the

largest group of those participating is assembled, or, if there is no such group where the Chairman of the meeting then is.

WINDING UP

18. If the Company shall be wound up the Liquidator may with the sanction of an extraordinary resolution, divide among the members in specie the whole or any part of the assets of the Company, but, in case of any division otherwise than in accordance with the legal rights of the members shall be determined on, any member who would be prejudiced thereby shall have a right to dissent and other ancillary rights as if such restrictions were passed pursuant to Section 110 of the Insolvency Act 1986 and any statutory modification or re-enactment thereof for the time being in force.

INDEMNITY

19. Subject to the provisions of the Act every director auditor secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs charges losses expenses and liabilities incurred by him in the execution and discharge of his duties in relation thereto. Regulation 118 of Table A shall be extended accordingly.

Company No. SC234781

THE COMPANIES ACT 1985

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

PREMIER OIL GROUP LIMITED[1]

(Articles adopted on 31 July 2002)[2]

CONSTITUTION

1. (A) The company is established as a private company within the meaning of the Companies Act 1985, and subject as hereinafter provided the Regulations contained in Table A in the Schedule to The Companies (Tables A to F) Regulations 1985 as amended by The Companies (Tables A to F) (Amendment) Regulations 1985 (such Table being hereinafter called "Table A") shall apply to the Company with the exception of Regulations 8, 24, 25, 26, 40, 42, 43, 46, 47, 64, 70, 73-80 (inclusive), 81, 85, 86, 89, 93, 94, 95 and 117 of Table A and save in so far as they are excluded or varied hereby and such Regulations (save as so excluded or varied) and the Articles hereinafter contained shall be the regulations of the Company.

(B) In these Articles the expression "the Act" means the Companies Act 1985, but so that any reference in these Articles to any provisions of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

SHARES

2. Shares which are comprised in the authorised share capital with which the Company is incorporated shall be under the control of the Directors who may (subject to Section 80

---

[1] The Company was incorporated on 31 July 2002 in the name of Dalglen (No. 836) Limited. The name of the Company was changed from Dalglen (No. 836) Limited to Premier Oil Group Limited pursuant to a written resolution passed on 13 September 2002.

[2] These Articles of Association were amended pursuant to a special resolution passed on 3 February 2003 by the addition of Article 2A.

of the Act) allot grant options over or otherwise dispose of the same, to such persons, on such terms and in such manner as they think fit.

RIGHTS ATTACHING TO THE REDEEMABLE PREFERENCE SHARES

2A. The rights and restrictions attaching to the redeemable preference shares of £1 each in the capital of the Company ("redeemable preference shares") are as follows:

(i) Income

Each holder of redeemable preference shares shall be entitled, in priority to all other classes of shares in issue from time to time, to be paid out of profits of the Company available for distribution a cumulative dividend for each redeemable preference, payable on 31 December annually, at a rate per annum equal to 3 per cent. of its paid up nominal value (pro rata temporis, in the case of a period of less than a year and provided that no such dividend shall be payable in respect of any period ending on or prior to 31 December 2003).

(ii) Capital

On a return of capital on a winding-up or a reduction of capital or otherwise (other than on conversion, redemption or purchase of shares or a capitalisation issue), each redeemable preference share shall confer on the holder of that redeemable preference share the right, before repayment of the capital paid up on other classes of share capital, to repayment of the nominal amount paid up on the redeemable preference share together with any arrears, deficiency or accruals of any dividend, such arrears, deficiency or accruals to be calculated to the date of the return of capital and to be payable whether or not such dividend has been declared or earned.

(iii) Voting at General Meetings

The redeemable preference shares shall carry no votes and a holder of a redeemable preference share shall not, by virtue of its holding of that redeemable preference share, have any right to receive notice of, attend, speak or vote at any general meeting of the Company.

(iv) Redemption

(a) Subject to the provisions of the Act, a redeemable preference share shall be redeemed 100 years from its date of issue or at any time prior thereto at the option of the Company. The holder of a redeemable preference share which is subject to redemption shall surrender to the Company on or before the date for redemption the share certificate for such redeemable preference share in order that it may be cancelled and upon cancellation the Company shall pay to the holder the nominal value of such redeemable preference share together with any arrears, deficiency or accruals of any dividend, such arrears, deficiency or accruals to be calculated to the date of such redemption and to be payable whether or not such dividend has been declared or earned.

(b) Redeemable preference shares redeemed pursuant to sub-paragraph (a) of this article shall be cancelled and the Company shall not be entitled to re-issue the same.

LIEN

3. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all monies (whether presently payable or not) called or payable at a fixed time in respect of that share but not for any other monies, indebtedness or liability. The Company's lien, if any, on a share shall extend to all dividends payable thereon.

TRANSFER OF SHARES

4. Subject as hereinafter provided, the Directors may not decline to register the transfer of any share in the Company. They may refuse to register a transfer unless:-

(a) it is lodged at the office or at such other place as the Directors may appoint and is accompanied by the certificate for the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(b) it is in respect of only one class of shares; and

(c) it is in favour of not more than four transferees.

PROCEEDINGS AT GENERAL MEETINGS

5. No business shall be transacted at any General Meeting unless a quorum of members is present at the time when the Meeting proceeds to business. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.

6. The Chairman of the Board of Directors, if any, shall preside at every General Meeting, but if at any Meeting he shall not be present within fifteen minutes after the time appointed for holding the same, or shall be unwilling to act as Chairman, the members present shall choose some Director, or if no Director be present, or if all the Directors present decline to take the Chair, they shall choose some member present to be Chairman of the Meeting.

7. At any General Meeting a resolution put to the vote of the Meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by at least two persons entitled to vote at the Meeting and being a member or a proxy for a member or a duly authorised representative of a corporation, or by a holder in person or by proxy or as a duly authorised representative of a corporation of at least twenty per cent of the total voting rights of all the members (whether or not present at the Meeting) having the right to vote at the Meeting and unless a poll is so demanded, a declaration by the Chairman that the resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or

lost or not carried by a particular majority, and an entry to that effect in the Minute Book of the Company shall be conclusive evidence thereof without proof of the number or proportion of the votes recorded in favour of or against such resolution.

DIRECTORS

8. The number of Directors shall be not less than one and the quorum for the transaction of the business of the directors shall be one.

9. A Director need not be a member of the Company but shall be entitled to receive notice of and to attend all General Meetings of the Company.

10. A Director may be or become a Director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director shall be accountable for any remuneration or other benefits received by him as a Director or officer of or from his interest in such other company. The Directors shall have the right to exercise the voting power conferred by the shares in any other company held or owned by the Company in such manner and in all respects as they think fit, including the exercise thereof in favour of any resolution appointing them or any of their number, directors or officers of such other company or voting or providing for the payment of the remuneration of the director or officers of such other company. A Director may vote in favour of the exercise of such voting rights in the manner aforesaid, notwithstanding that he may be or be about to become a director or officer of such other company and, as such or in any other manner, is or may be interested in the exercise of such voting rights as aforesaid.

11. The office of a Director shall be vacated:-

    (a) if by notice in writing to the Company he resigns the office of Director;

    (b) if he ceases to be a Director in virtue of Section 293 of the Act;

    (c) if he becomes bankrupt or insolvent, or enters into any arrangement with his creditors;

    (d) if he becomes of unsound mind; and

    (e) if he is prohibited from being a Director by any order made under the Company Directors Disqualification Act 1986.

POWERS AND DUTIES OF DIRECTORS

12. The business of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not, by the Act or by these Articles, required to be exercised by the Company in General Meeting, subject nevertheless to the provisions of these Articles and of the Act, and to such regulations, being not inconsistent with any provisions of these Articles and of the Act, as may be prescribed by the Company in General Meeting.

13. (A) Subject to the provisions of Sections 320, 321 and 322 of the Act no Director, by virtue of his office, shall be disqualified from contracting with the Company either as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested (whether as a director, other officer or employee of the Company and/or any other company, or otherwise howsoever) be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding such office or of the fiduciary relationship thereby established. The nature of the Director's interest (if any) in such contract or arrangement shall be declared by him at the meeting of the Directors at which the question of entering into such contract or arrangement is first taken into consideration, or, if such Director was not at the date of that meeting interested in the proposed contract or arrangement, at the first meeting of the Directors held after he becomes so interested. A general notice to the Directors by a Director that he is a member of any specified firm or company and is to be regarded as interested in any contract or transaction which may, after the date of the notice, be made with such firm or company shall, (if such Director shall give the same at a meeting of the Directors or shall take reasonable steps to secure that the same is brought up and read at the next meeting of the Directors after it is given), be a sufficient declaration of interest in relation to such contract or transaction under this Article, and after such general notice it shall not be necessary to give any special notice relating to any particular contract or transaction with such firm or company.

(B) A Director may vote as a Director with regard to any matter, contract or arrangement in which he is interested (whether as a director, other officer or employee of the Company and/or any other company, or otherwise howsoever) and, if he does so vote, his vote shall be counted and shall be reckoned in estimating a quorum when any such matter, contract or arrangement is under consideration.

(C) A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such office or place of profit or as a vendor purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of any such Director holding that office or of the fiduciary relationship thereby established.

(D) A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such

appointment are arranged, and he may vote on any such appointment or arrangement other than his own appointment or the arrangement of the terms thereof.

(E) Any Director may act for himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as Auditor to the Company.

14. Without prejudice to any other provisions of these Articles the Directors shall have power to purchase and maintain insurance for and for the benefit of any persons who are or were at any time directors officers or employees of the Company, or of any other company in which the Company has any interest whether direct or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking (within the meaning of the Companies Act 1989) of the Company or of any such other company, or who are or were at any time trustees of any pension fund in which any employees of the Company or of any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or pension fund.

BORROWING POWERS

15. The Directors may exercise all the powers of the Company to borrow or raise money, to stand surety, to give guarantees, indemnities, support and other obligations and liabilities, and to mortgage or charge or otherwise create security on, over or with respect to all or any part of its business, undertaking, property, assets, revenues and uncalled capital and, subject to Section 80 of the Act, to create, issue or deposit debentures, debenture stock, bonds and other securities, whether outright or as security for any debt, liability or obligation of the Company or any third party.

PROCEEDINGS OF DIRECTORS

16. A resolution in writing signed by all the Directors entitled to receive notice of a meeting of the Directors (or of a Committee of Directors, as the case may be) or in the case of any Director absent from the United Kingdom signed by any alternate Director entitled to receive notice of a meeting of the Directors (or of a Committee of Directors, as the case may be) shall be as valid and effective as a resolution passed at a meeting of the Directors (or of a Committee of Directors, as the case may be) duly convened and held. Such resolution may consist of several documents in the like form each signed by one or more of the Directors or alternate Directors.

17. All or any of the Directors or any committee of the Directors may participate in a meeting of the Directors or that committee by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to hear

each other and subject to the provisions of these Articles the meeting shall constitute a meeting of the Directors or a committee of the Directors as the case may be. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or, if there is no such group where the Chairman of the meeting then is.

WINDING UP

18. If the Company shall be wound up the Liquidator may with the sanction of an extraordinary resolution, divide among the members in specie the whole or any part of the assets of the Company, but, in case of any division otherwise than in accordance with the legal rights of the members shall be determined on, any member who would be prejudiced thereby shall have a right to dissent and other ancillary rights as if such restrictions were passed pursuant to Section 110 of the Insolvency Act 1986 and any statutory modification or re-enactment thereof for the time being in force.

INDEMNITY

19. Subject to the provisions of the Act every director auditor secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs charges losses expenses and liabilities incurred by him in the execution and discharge of his duties in relation thereto. Regulation 118 of Table A shall be extended accordingly.

Company No. SC234781

THE COMPANIES ACT 1985

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

PREMIER OIL GROUP LIMITED[1]

(Articles adopted on 31 July 2002)[2]

CONSTITUTION

1. (A) The company is established as a private company within the meaning of the Companies Act 1985, and subject as hereinafter provided the Regulations contained in Table A in the Schedule to The Companies (Tables A to F) Regulations 1985 as amended by The Companies (Tables A to F) (Amendment) Regulations 1985 (such Table being hereinafter called "Table A") shall apply to the Company with the exception of Regulations 8, 24, 25, 26, 40, 42, 43, 46, 47, 64, 70, 73-80 (inclusive), 81, 85, 86, 89, 93, 94, 95 and 117 of Table A and save in so far as they are excluded or varied hereby and such Regulations (save as so excluded or varied) and the Articles hereinafter contained shall be the regulations of the Company.

(B) In these Articles the expression "the Act" means the Companies Act 1985, but so that any reference in these Articles to any provisions of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

SHARES

2. Shares which are comprised in the authorised share capital with which the Company is incorporated shall be under the control of the Directors who may (subject to Section 80

---

[1] The Company was incorporated on 31 July 2002 in the name of Dalglen (No. 836) Limited. The name of the Company was changed from Dalglen (No. 836) Limited to Premier Oil Group Limited pursuant to a written resolution passed on 13 September 2002.

[2] These Articles of Association were amended pursuant to a special resolution passed on 3 February 2003 by the addition of Article 2A.

of the Act) allot grant options over or otherwise dispose of the same, to such persons, on such terms and in such manner as they think fit.

RIGHTS ATTACHING TO THE REDEEMABLE PREFERENCE SHARES

2A. The rights and restrictions attaching to the redeemable preference shares of £1 each in the capital of the Company ("redeemable preference shares") are as follows:

(i) Income

Each holder of redeemable preference shares shall be entitled, in priority to all other classes of shares in issue from time to time, to be paid out of profits of the Company available for distribution a cumulative dividend for each redeemable preference, payable on 31 December annually, at a rate per annum equal to 3 per cent. of its paid up nominal value (pro rata temporis, in the case of a period of less than a year and provided that no such dividend shall be payable in respect of any period ending on or prior to 31 December 2003).

(ii) Capital

On a return of capital on a winding-up or a reduction of capital or otherwise (other than on conversion, redemption or purchase of shares or a capitalisation issue), each redeemable preference share shall confer on the holder of that redeemable preference share the right, before repayment of the capital paid up on other classes of share capital, to repayment of the nominal amount paid up on the redeemable preference share together with any arrears, deficiency or accruals of any dividend, such arrears, deficiency or accruals to be calculated to the date of the return of capital and to be payable whether or not such dividend has been declared or earned.

(iii) Voting at General Meetings

The redeemable preference shares shall carry no votes and a holder of a redeemable preference share shall not, by virtue of its holding of that redeemable preference share, have any right to receive notice of, attend, speak or vote at any general meeting of the Company.

(iv) Redemption

(a) Subject to the provisions of the Act, a redeemable preference share shall be redeemed 100 years from its date of issue or at any time prior thereto at the option of the Company. The holder of a redeemable preference share which is subject to redemption shall surrender to the Company on or before the date for redemption the share certificate for such redeemable preference share in order that it may be cancelled and upon cancellation the Company shall pay to the holder the nominal value of such redeemable preference share together with any arrears, deficiency or accruals of any dividend, such arrears, deficiency or accruals to be calculated to the date of such redemption and to be payable whether or not such dividend has been declared or earned.

(b) Redeemable preference shares redeemed pursuant to sub-paragraph (a) of this article shall be cancelled and the Company shall not be entitled to re-issue the same.

LIEN

3. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all monies (whether presently payable or not) called or payable at a fixed time in respect of that share but not for any other monies, indebtedness or liability. The Company's lien, if any, on a share shall extend to all dividends payable thereon.

TRANSFER OF SHARES

4. Subject as hereinafter provided, the Directors may not decline to register the transfer of any share in the Company. They may refuse to register a transfer unless:-

(a) it is lodged at the office or at such other place as the Directors may appoint and is accompanied by the certificate for the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(b) it is in respect of only one class of shares; and

(c) it is in favour of not more than four transferees.

PROCEEDINGS AT GENERAL MEETINGS

5. No business shall be transacted at any General Meeting unless a quorum of members is present at the time when the Meeting proceeds to business. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.

6. The Chairman of the Board of Directors, if any, shall preside at every General Meeting, but if at any Meeting he shall not be present within fifteen minutes after the time appointed for holding the same, or shall be unwilling to act as Chairman, the members present shall choose some Director, or if no Director be present, or if all the Directors present decline to take the Chair, they shall choose some member present to be Chairman of the Meeting.

7. At any General Meeting a resolution put to the vote of the Meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by at least two persons entitled to vote at the Meeting and being a member or a proxy for a member or a duly authorised representative of a corporation, or by a holder in person or by proxy or as a duly authorised representative of a corporation of at least twenty per cent of the total voting rights of all the members (whether or not present at the Meeting) having the right to vote at the Meeting and unless a poll is so demanded, a declaration by the Chairman that the resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or

lost or not carried by a particular majority, and an entry to that effect in the Minute Book of the Company shall be conclusive evidence thereof without proof of the number or proportion of the votes recorded in favour of or against such resolution.

DIRECTORS

8. The number of Directors shall be not less than one and the quorum for the transaction of the business of the directors shall be one.

9. A Director need not be a member of the Company but shall be entitled to receive notice of and to attend all General Meetings of the Company.

10. A Director may be or become a Director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director shall be accountable for any remuneration or other benefits received by him as a Director or officer of or from his interest in such other company. The Directors shall have the right to exercise the voting power conferred by the shares in any other company held or owned by the Company in such manner and in all respects as they think fit, including the exercise thereof in favour of any resolution appointing them or any of their number, directors or officers of such other company or voting or providing for the payment of the remuneration of the director or officers of such other company. A Director may vote in favour of the exercise of such voting rights in the manner aforesaid, notwithstanding that he may be or be about to become a director or officer of such other company and, as such or in any other manner, is or may be interested in the exercise of such voting rights as aforesaid.

11. The office of a Director shall be vacated:-

    (a) if by notice in writing to the Company he resigns the office of Director;

    (b) if he ceases to be a Director in virtue of Section 293 of the Act;

    (c) if he becomes bankrupt or insolvent, or enters into any arrangement with his creditors;

    (d) if he becomes of unsound mind; and

    (e) if he is prohibited from being a Director by any order made under the Company Directors Disqualification Act 1986.

POWERS AND DUTIES OF DIRECTORS

12. The business of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not, by the Act or by these Articles, required to be exercised by the Company in General Meeting, subject nevertheless to the provisions of these Articles and of the Act, and to such regulations, being not inconsistent with any provisions of these Articles and of the Act, as may be prescribed by the Company in General Meeting.

13. (A) Subject to the provisions of Sections 320, 321 and 322 of the Act no Director, by virtue of his office, shall be disqualified from contracting with the Company either as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested (whether as a director, other officer or employee of the Company and/or any other company, or otherwise howsoever) be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding such office or of the fiduciary relationship thereby established. The nature of the Director's interest (if any) in such contract or arrangement shall be declared by him at the meeting of the Directors at which the question of entering into such contract or arrangement is first taken into consideration, or, if such Director was not at the date of that meeting interested in the proposed contract or arrangement, at the first meeting of the Directors held after he becomes so interested. A general notice to the Directors by a Director that he is a member of any specified firm or company and is to be regarded as interested in any contract or transaction which may, after the date of the notice, be made with such firm or company shall, (if such Director shall give the same at a meeting of the Directors or shall take reasonable steps to secure that the same is brought up and read at the next meeting of the Directors after it is given), be a sufficient declaration of interest in relation to such contract or transaction under this Article, and after such general notice it shall not be necessary to give any special notice relating to any particular contract or transaction with such firm or company.

(B) A Director may vote as a Director with regard to any matter, contract or arrangement in which he is interested (whether as a director, other officer or employee of the Company and/or any other company, or otherwise howsoever) and, if he does so vote, his vote shall be counted and shall be reckoned in estimating a quorum when any such matter, contract or arrangement is under consideration.

(C) A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such office or place of profit or as a vendor purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of any such Director holding that office or of the fiduciary relationship thereby established.

(D) A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such

appointment are arranged, and he may vote on any such appointment or arrangement other than his own appointment or the arrangement of the terms thereof.

(E) Any Director may act for himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as Auditor to the Company.

14. Without prejudice to any other provisions of these Articles the Directors shall have power to purchase and maintain insurance for and for the benefit of any persons who are or were at any time directors officers or employees of the Company, or of any other company in which the Company has any interest whether direct or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking (within the meaning of the Companies Act 1989) of the Company or of any such other company, or who are or were at any time trustees of any pension fund in which any employees of the Company or of any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or pension fund.

BORROWING POWERS

15. The Directors may exercise all the powers of the Company to borrow or raise money, to stand surety, to give guarantees, indemnities, support and other obligations and liabilities, and to mortgage or charge or otherwise create security on, over or with respect to all or any part of its business, undertaking, property, assets, revenues and uncalled capital and, subject to Section 80 of the Act, to create, issue or deposit debentures, debenture stock, bonds and other securities, whether outright or as security for any debt, liability or obligation of the Company or any third party.

PROCEEDINGS OF DIRECTORS

16. A resolution in writing signed by all the Directors entitled to receive notice of a meeting of the Directors (or of a Committee of Directors, as the case may be) or in the case of any Director absent from the United Kingdom signed by any alternate Director entitled to receive notice of a meeting of the Directors (or of a Committee of Directors, as the case may be) shall be as valid and effective as a resolution passed at a meeting of the Directors (or of a Committee of Directors, as the case may be) duly convened and held. Such resolution may consist of several documents in the like form each signed by one or more of the Directors or alternate Directors.

17. All or any of the Directors or any committee of the Directors may participate in a meeting of the Directors or that committee by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to hear

each other and subject to the provisions of these Articles the meeting shall constitute a meeting of the Directors or a committee of the Directors as the case may be. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or, if there is no such group where the Chairman of the meeting then is.

WINDING UP

18. If the Company shall be wound up the Liquidator may with the sanction of an extraordinary resolution, divide among the members in specie the whole or any part of the assets of the Company, but, in case of any division otherwise than in accordance with the legal rights of the members shall be determined on, any member who would be prejudiced thereby shall have a right to dissent and other ancillary rights as if such restrictions were passed pursuant to Section 110 of the Insolvency Act 1986 and any statutory modification or re-enactment thereof for the time being in force.

INDEMNITY

19. Subject to the provisions of the Act every director auditor secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs charges losses expenses and liabilities incurred by him in the execution and discharge of his duties in relation thereto. Regulation 118 of Table A shall be extended accordingly.

Company No. SC234781

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES[1]

MEMORANDUM OF ASSOCIATION

of

PREMIER OIL GROUP PLC[2]

(As amended by special resolution passed on 3 March 2003)

---

1. The name of the Company is PREMIER OIL GROUP PLC.[2]

2. The registered office of the Company will be situated in Scotland.

3. *The objects for which the Company is established are:*

    (A) To co-ordinate, finance and manage all or any part of the operations, policy or administration of any undertaking which is a subsidiary undertaking of the Company or which is otherwise under the control of or associated with the Company and generally to carry on all or any of the businesses of a holding company of other companies, firms and businesses.

    (B) To carry on, whether by itself or through any subsidiary undertaking or such other undertaking which is allied to or associated with the Company, any activities which the Company is authorised to carry on and to make any arrangements whatsoever with such undertaking (including any arrangements for taking the profits or bearing the losses of any such activities) as the Directors of the Company may think fit.

---

[1] The Company was re-registered from a private limited company to a public limited company on 3 March 2003.

[2] The Company was incorporated on 31 July 2002 in the name of Dalglen (No. 836) Limited. The name of the Company was changed from Dalglen (No. 836) Limited to Premier Oil Group Limited pursuant to a written resolution passed on 13 September 2002 and re-registered in its present name on 3 March 2003


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(C) To carry on for profit, directly or indirectly and whether by itself or through subsidiary, associated or allied companies or firms, in the United Kingdom or elsewhere, any business, undertaking, project or enterprise of any description whether of a private or a public character and all or any trades, processes and activities connected with or ancillary or complementary to any of the businesses of the Company or which, in the opinion of the Company or the Directors, can be carried on to the benefit of the Company or which might directly or indirectly, enhance the value of or render profitable any of the Company's property, rights or assets.

(D) To carry on business as a general commercial company and to carry on any trade or business whatsoever.

(E) To appoint agents or brokers on commission or, representatives of the Company to act in any of the businesses of the Company through or by means of branches, agencies, brokers, sub-contractors or others.

(F) To apply for, register, purchase or by other means acquire and protect, prolong and renew, whether in the United Kingdom or elsewhere, any patents, patent rights, brevets d'invention, licences, trade marks, designs, protections and concessions which may appear likely to be advantageous or useful to the Company, and to use and turn to account and to manufacture under or grant licences or privileges in respect of the same and to expend money in experimenting upon and testing and in improving or seeking to improve any patents, inventions or rights which the Company may acquire.

(G) To purchase, feu, rent, lease, exchange or otherwise acquire any heritable or personal property in the United Kingdom or abroad, either for the Company exclusively or jointly with any companies, associations, partnerships or persons, which may be deemed necessary or expedient for the purposes of the Company; to erect offices, mills, factories, warehouses, works, dwellinghouses, and other buildings, to maintain, alter, enlarge and improve the same; and to acquire any rights, servitudes, easements and privileges in relation to any lands, water or buildings.

(H) To acquire and undertake the whole or any part of the business, goodwill and assets of any person, firm or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on, and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire and invest in, amalgamate with, or enter into partnership or into any arrangement for sharing profits, or for co-operation, or for limiting competition, or for mutual assistance with any such person, firm or company, and to give or accept, by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain, or sell, mortgage and deal with any shares, debentures, debenture stock or securities so received.

(I) To improve, manage, cultivate, develop, exchange, let on lease or otherwise, mortgage, charge, sell, dispose of, turn to account, grant rights and privileges in respect of, or otherwise deal with, all or any part of the property and rights of the Company.

(J) To invest and deal with the moneys of the Company not immediately required in such shares or upon such securities and in such manner as may from time to time be determined.

(K) To lend and advance money or give credit to such persons, firms or companies and on such terms as may seem expedient, and in particular to customers and others having dealings with the Company, and to give guarantees, indemnities or security for any such persons, firms or companies.

(L) To secure or guarantee the payment of any sums of money or the performance of any obligation by any company, firm or person in any way.

(M) To borrow or raise money in such manner as the Company shall think fit, and in particular by the issue of debentures, or debenture stock (perpetual or otherwise), and to secure the repayment of any money borrowed, raised or owing, by mortgage, charge, standard security or lien upon the whole or any part of the Company's property or assets (whether present or future), including its uncalled capital, and also by a similar mortgage, charge, standard security or lien to secure and guarantee the performance by the Company of any obligation or liability it may undertake.

(N) To draw, make, accept, endorse, discount, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(O) To apply for, promote and obtain any Act of Parliament, Provisional Order or Licence of the Department of Trade or other authority for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem expedient, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests.

(P) To enter into any arrangements with any Governments or authorities (supreme, municipal, local or otherwise) or any corporations, companies or persons that may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such Government, authority, corporation, company or person any charters, contracts, decrees, rights, privileges and concessions which the Company may think desirable, and to carry out, exercise and comply with any such charters, contracts, decrees, rights, privileges and concessions.

(Q) To subscribe for, take, purchase or otherwise acquire and hold shares or other interests in or securities of any other company having objects altogether or in part similar to those of the Company or carrying on any business capable of

being carried on so as directly or indirectly to benefit the Company, and to purchase or otherwise acquire shares in the share capital of the Company subject to the provisions of the Companies Act 1985.

(R) To act as agents or brokers and as trustees for any person, firm or company, and to undertake and perform sub-contracts.

(S) To remunerate any person, firm or company rendering services to the Company, either by cash payment or by the allotment to him or them of shares or securities of the Company credited as paid up in full or in part or otherwise as may be thought expedient.

(T) To pay all or any expenses incurred in connection with the promotion, formation and incorporation of the Company, or to contract with any person, firm or company to pay the same, and to pay commissions to brokers and others for underwriting, placing, selling or guaranteeing the subscription of any shares, debentures, debenture stock or securities of the Company.

(U) To purchase and maintain insurance for, or for the benefit of, any persons who are or were at any time Directors, officers, employees or Auditors of the Company or for any other company which is the holding company of the Company or in which the Company or such holding company or any of the predecessors of the Company or of such holding company has any interest, whether director or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking of the Company or of any such other company, or who are or were at any time trustees of any pension fund in which any employees of the Company or of any such other company or subsidiary undertaking are or have been interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution or discharge of their duties or in the exercise of their powers or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or person fund and to such extent as may be permitted by law or otherwise to indemnify or to exempt any such person against or from any such liability.

(V) To support and subscribe to any charitable or public object and any institution, society, or club which may be for the benefit of the Company or its employees, or may be connected with any town or place where the Company carries on business; to give pensions, gratuities or charitable aid to any persons who may have been Directors of or may have served the Company, or to the wives, children or other relatives or dependants of such persons; to make payments towards insurance; and to form and contribute to provident and benefit funds for the benefit of any such persons or of their wives, children or other relatives or dependants.

(W) To promote any other company for the purpose of acquiring the whole or any part of the business or property and undertaking any of the liabilities of the

Company, or of undertaking any business or operations which may appear likely to assist or benefit the Company or to enhance the value of any property or business of the Company and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the Shares or securities of any such company as aforesaid.

(X) To sell or otherwise dispose of the whole or any part of the business or property of the Company, either together or in portions, for such consideration as the Company may think fit, and in particular for shares, debentures or securities of any company purchasing the same.

(Y) To distribute among the members of the Company in kind any property of the Company, and in particular any shares, debentures or securities of other companies belonging to the Company or of which the Company may have the power of disposing.

(Z) To procure the Company to be registered or recognised in any part of the world.

(AA) To do all such other things as may be deemed incidental or conducive to the attainment of the above objects or any of them.

It is hereby expressly declared that (a) each Sub-Clause of this Clause shall be construed independently of the other Sub-Clauses hereof; (b) none of the objects mentioned in any Sub-Clause shall be deemed to be merely subsidiary to the objects mentioned in any other Sub-clause; and (c) the expressions "subsidiary undertaking" and "holding company" shall have the meanings ascribed to them in Sections 259 and 736 respectively of the Companies Act 1985.

4. The liability of the members is limited.

5. The share capital of the Company is £100,000 divided into 100,000 shares of £1 each.[3]

---

[3] The Company was incorporated with a share capital of £100 divided into 100 shares of £1 each. The authorised share capital of the Company was increased to £100,000 pursuant to a written resolution passed on 13 September 2002, by the creation of £99,900 shares of £1 each. By a special resolution passed on 3 February 2003, 49,998 shares of £1 each were redesignated as redeemable preference shares of £1 each.

We the several persons whose names addresses and descriptions are subscribed are desirous of being formed into a Company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

Name and Address of Subscribers	Number of Shares taken by each Subscriber
Dalglen Directors Limited Dalmore House 310 St Vincent Street GLASGOW G2 5QR	ONE
Dalglen Secretaries Limited Dalmore House 310 St Vincent Street GLASGOW G2 5QR	ONE

Dated this 30th day of July 2002.

Witness to the above signatures:

Catherine Feechan
Dalmore House
310 St Vincent Street
GLASGOW
G2 5QR

Company No. SC234781

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES[1]

MEMORANDUM OF ASSOCIATION

of

PREMIER OIL GROUP PLC[2]

(As amended by special resolution passed on 3 March 2003)

1. The name of the Company is PREMIER OIL GROUP PLC.[2]

2. The registered office of the Company will be situated in Scotland.

3. The objects for which the Company is established are:

(A) To co-ordinate, finance and manage all or any part of the operations, policy or administration of any undertaking which is a subsidiary undertaking of the Company or which is otherwise under the control of or associated with the Company and generally to carry on all or any of the businesses of a holding company of other companies, firms and businesses.

(B) To carry on, whether by itself or through any subsidiary undertaking or such other undertaking which is allied to or associated with the Company, any activities which the Company is authorised to carry on and to make any arrangements whatsoever with such undertaking (including any arrangements for taking the profits or bearing the losses of any such activities) as the Directors of the Company may think fit.

[1] The Company was re-registered from a private limited company to a public limited company on 3 March 2003.

[2] The Company was incorporated on 31 July 2002 in the name of Dalglen (No. 836) Limited. The name of the Company was changed from Dalglen (No. 836) Limited to Premier Oil Group Limited pursuant to a written resolution passed on 13 September 2002 and re-registered in its present name on 3 March 2003



(C) To carry on for profit, directly or indirectly and whether by itself or through subsidiary, associated or allied companies or firms, in the United Kingdom or elsewhere, any business, undertaking, project or enterprise of any description whether of a private or a public character and all or any trades, processes and activities connected with or ancillary or complementary to any of the businesses of the Company or which, in the opinion of the Company or the Directors, can be carried on to the benefit of the Company or which might directly or indirectly, enhance the value of or render profitable any of the Company's property, rights or assets.

(D) To carry on business as a general commercial company and to carry on any trade or business whatsoever.

(E) To appoint agents or brokers on commission or, representatives of the Company to act in any of the businesses of the Company through or by means of branches, agencies, brokers, sub-contractors or others.

(F) To apply for, register, purchase or by other means acquire and protect, prolong and renew, whether in the United Kingdom or elsewhere, any patents, patent rights, brevets d'invention, licences, trade marks, designs, protections and concessions which may appear likely to be advantageous or useful to the Company, and to use and turn to account and to manufacture under or grant licences or privileges in respect of the same and to expend money in experimenting upon and testing and in improving or seeking to improve any patents, inventions or rights which the Company may acquire.

(G) To purchase, feu, rent, lease, exchange or otherwise acquire any heritable or personal property in the United Kingdom or abroad, either for the Company exclusively or jointly with any companies, associations, partnerships or persons, which may be deemed necessary or expedient for the purposes of the Company; to erect offices, mills, factories, warehouses, works, dwellinghouses, and other buildings, to maintain, alter, enlarge and improve the same; and to acquire any rights, servitudes, easements and privileges in relation to any lands, water or buildings.

(H) To acquire and undertake the whole or any part of the business, goodwill and assets of any person, firm or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on, and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire and invest in, amalgamate with, or enter into partnership or into any arrangement for sharing profits, or for co-operation, or for limiting competition, or for mutual assistance with any such person, firm or company, and to give or accept, by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain, or sell, mortgage and deal with any shares, debentures, debenture stock or securities so received.

(I) To improve, manage, cultivate, develop, exchange, let on lease or otherwise, mortgage, charge, sell, dispose of, turn to account, grant rights and privileges in respect of, or otherwise deal with, all or any part of the property and rights of the Company.

(J) To invest and deal with the moneys of the Company not immediately required in such shares or upon such securities and in such manner as may from time to time be determined.

(K) To lend and advance money or give credit to such persons, firms or companies and on such terms as may seem expedient, and in particular to customers and others having dealings with the Company, and to give guarantees, indemnities or security for any such persons, firms or companies.

(L) To secure or guarantee the payment of any sums of money or the performance of any obligation by any company, firm or person in any way.

(M) To borrow or raise money in such manner as the Company shall think fit, and in particular by the issue of debentures, or debenture stock (perpetual or otherwise), and to secure the repayment of any money borrowed, raised or owing, by mortgage, charge, standard security or lien upon the whole or any part of the Company's property or assets (whether present or future), including its uncalled capital, and also by a similar mortgage, charge, standard security or lien to secure and guarantee the performance by the Company of any obligation or liability it may undertake.

(N) To draw, make, accept, endorse, discount, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(O) To apply for, promote and obtain any Act of Parliament, Provisional Order or Licence of the Department of Trade or other authority for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem expedient, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests.

(P) To enter into any arrangements with any Governments or authorities (supreme, municipal, local or otherwise) or any corporations, companies or persons that may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such Government, authority, corporation, company or person any charters, contracts, decrees, rights, privileges and concessions which the Company may think desirable, and to carry out, exercise and comply with any such charters, contracts, decrees, rights, privileges and concessions.

(Q) To subscribe for, take, purchase or otherwise acquire and hold shares or other interests in or securities of any other company having objects altogether or in part similar to those of the Company or carrying on any business capable of

being carried on so as directly or indirectly to benefit the Company, and to purchase or otherwise acquire shares in the share capital of the Company subject to the provisions of the Companies Act 1985.

(R) To act as agents or brokers and as trustees for any person, firm or company, and to undertake and perform sub-contracts.

(S) To remunerate any person, firm or company rendering services to the Company, either by cash payment or by the allotment to him or them of shares or securities of the Company credited as paid up in full or in part or otherwise as may be thought expedient.

(T) To pay all or any expenses incurred in connection with the promotion, formation and incorporation of the Company, or to contract with any person, firm or company to pay the same, and to pay commissions to brokers and others for underwriting, placing, selling or guaranteeing the subscription of any shares, debentures, debenture stock or securities of the Company.

(U) To purchase and maintain insurance for, or for the benefit of, any persons who are or were at any time Directors, officers, employees or Auditors of the Company or for any other company which is the holding company of the Company or in which the Company or such holding company or any of the predecessors of the Company or of such holding company has any interest, whether director or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking of the Company or of any such other company, or who are or were at any time trustees of any pension fund in which any employees of the Company or of any such other company or subsidiary undertaking are or have been interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution or discharge of their duties or in the exercise of their powers or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or person fund and to such extent as may be permitted by law or otherwise to indemnify or to exempt any such person against or from any such liability.

(V) To support and subscribe to any charitable or public object and any institution, society, or club which may be for the benefit of the Company or its employees, or may be connected with any town or place where the Company carries on business; to give pensions, gratuities or charitable aid to any persons who may have been Directors of or may have served the Company, or to the wives, children or other relatives or dependants of such persons; to make payments towards insurance; and to form and contribute to provident and benefit funds for the benefit of any such persons or of their wives, children or other relatives or dependants.

(W) To promote any other company for the purpose of acquiring the whole or any part of the business or property and undertaking any of the liabilities of the

Company, or of undertaking any business or operations which may appear likely to assist or benefit the Company or to enhance the value of any property or business of the Company and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the Shares or securities of any such company as aforesaid.

(X) To sell or otherwise dispose of the whole or any part of the business or property of the Company, either together or in portions, for such consideration as the Company may think fit, and in particular for shares, debentures or securities of any company purchasing the same.

(Y) To distribute among the members of the Company in kind any property of the Company, and in particular any shares, debentures or securities of other companies belonging to the Company or of which the Company may have the power of disposing.

(Z) To procure the Company to be registered or recognised in any part of the world.

(AA) To do all such other things as may be deemed incidental or conducive to the attainment of the above objects or any of them.

It is hereby expressly declared that (a) each Sub-Clause of this Clause shall be construed independently of the other Sub-Clauses hereof; (b) none of the objects mentioned in any Sub-Clause shall be deemed to be merely subsidiary to the objects mentioned in any other Sub-clause; and (c) the expressions "subsidiary undertaking" and "holding company" shall have the meanings ascribed to them in Sections 259 and 736 respectively of the Companies Act 1985.

4. The liability of the members is limited.

5. The share capital of the Company is £100,000 divided into 100,000 shares of £1 each.[3]

---

[3] The Company was incorporated with a share capital of £100 divided into 100 shares of £1 each. The authorised share capital of the Company was increased to £100,000 pursuant to a written resolution passed on 13 September 2002, by the creation of £99,900 shares of £1 each. By a special resolution passed on 3 February 2003, 49,998 shares of £1 each were redesignated as redeemable preference shares of £1 each.

We the several persons whose names addresses and descriptions are subscribed are desirous of being formed into a Company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

Name and Address of Subscribers	Number of Shares taken by each Subscriber
Dalglen Directors Limited Dalmore House 310 St Vincent Street GLASGOW G2 5QR	ONE
Dalglen Secretaries Limited Dalmore House 310 St Vincent Street GLASGOW G2 5QR	ONE

Dated this 30th day of July 2002.

Witness to the above signatures:

Catherine Feechan
Dalmore House
310 St Vincent Street
GLASGOW
G2 5QR

CA030340070

FILE COPY



CERTIFICATE OF INCORPORATION

ON RE-REGISTRATION OF PRIVATE COMPANY

AS A PUBLIC COMPANY

Company No. 234781

The Registrar of Companies for Scotland hereby certifies that

PREMIER OIL GROUP PLC

formerly registered as a private company has this day been re-registered under the Companies Act 1985 as a public company and that the company is limited.

Given at Companies House, Edinburgh, the 10th March 2003


SCT SBF1ZJ45 1353
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The Registrar Of Companies

FILE COPY



CERTIFICATE OF INCORPORATION

ON RE-REGISTRATION OF PRIVATE COMPANY

AS A PUBLIC COMPANY

Company No. 234781

The Registrar of Companies for Scotland hereby certifies that

PREMIER OIL GROUP PLC

formerly registered as a private company has this day been re-registered under the Companies Act 1985 as a public company and that the company is limited.

Given at Companies House, Edinburgh, the 10th March 2003


SCT SBF1ZJ45 1353
COMPANIES HOUSE 10/03/03

The Registrar Of Companies

Registered No. SC234781

PREMIER OIL GROUP PLC
(FORMERLY DALGLEN (NO. 836) LIMITED)

Report and Financial Statements

31 December 2002


SCT SEFYKKQD 0941
COMPANIES HOUSE 07/05/03

Premier Oil Group plc
(formerly Dalglen (No. 836) Limited)

DIRECTORS' REPORT

The directors have pleasure in submitting their report and the audited financial statements for the period ended 31 December 2002.

PRINCIPAL ACTIVITIES
The company was incorporated on 31 July 2002 having the name Dalglen (No. 836) Limited. The name was changed on 13 September 2002 to Premier Oil Group Limited. On 10 March 2003 the company re-registered as a public limited company.

The company has not traded during the period.

DIRECTORS AND THEIR INTERESTS
The directors who served during the period were as follows:

C J A Jamieson	(appointed 13 September 2002)
R T Liddell	(appointed 13 September 2002, resigned 31 January 2003)
J A van der Welle	(appointed 13 September 2002)
Dalglen Directors Limited	(resigned 13 September 2002)

Messrs C J A Jamieson and J A van der Welle each held 1 share of the company at the date of their appointment as directors and at 31 December 2002.

STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS
Company law requires the directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board



Director

25 April 2003

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF PREMIER OIL GROUP PLC

We have audited the company's financial statements for the period ended 31 December 2002 which comprise the Balance Sheet, Statement of Cash Flows and the related notes 1 to 5. These financial statements have been prepared on the basis of the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the Statement of Directors' Responsibilities the company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company is not disclosed. We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company as at 31 December 2002 and have been properly prepared in accordance with the Companies Act 1985.



Ernst & Young LLP
Registered Auditor
London
25 April, 2003

Premier Oil Group plc
(formerly Dalglen (No. 836) Limited)

BALANCE SHEET
at 31 December 2002

	Notes	*At 31 December 2002* *£*
CURRENT ASSETS		
Cash at bank and in hand		2
		2
CAPITAL AND RESERVES		
Called up share capital	3, 4	2
Equity shareholders' funds:		2



Director
25 April 2003

The notes on pages 5 and 6 form part of these financial statements.

Premier Oil Group plc
(formerly Dalglen (No. 836) Limited)

STATEMENT OF CASH FLOWS
at 31 December 2002

	Period ended 31 December 2002 £
FINANCING	
Issue of shares	2
INCREASE IN CASH	2

Reconciliation of net cash flow to movement in net debt

	Period ended 31 December 2002 £
Increase in cash	2
MOVEMENT IN NET DEBT	2
NET DEBT AT 31 JULY 2002	-
NET DEBT AT 31 DECEMBER 2002	2

NOTES TO THE FINANCIAL STATEMENTS
at 31 December 2002

1) ACCOUNTING POLICIES

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with applicable UK accounting standards.

2) EXPENSES

No audit fees were borne by the company in the period.

None of the directors received any emoluments in the period.

The company did not employ any staff in the period.

3) SHARE CAPITAL

Authorised

	At 31 December 2002 £
100,000 shares of £1 each	100,000
	100,000

Allotted, called up and fully paid

	At 31 December 2002 £
Shares of £1 each	2
	2

4) RESERVES

	Share capital £
Balance at start of period	–
Issued share capital at incorporation	2
At 31 December 2002	2

5) **SUBSEQUENT EVENTS**

On 16 September 2002, Premier Oil plc announced that it will undergo a restructuring that, subject to the satisfaction of certain conditions, will result in Premier Oil Group plc becoming the new holding company of Premier Oil plc. Premier Oil plc, the holding company of the Premier group, will cancel its existing shares and issue new shares to the Company in consideration for which the Company will issue shares to the shareholders of Premier Oil plc in proportion to their respective holdings of shares in Premier Oil plc.

Registered No. SC234781

PREMIER OIL GROUP PLC
(FORMERLY DALGLEN (NO. 836) LIMITED)

Report and Financial Statements

31 December 2002



SCT SEFYKKQD 0841
COMPANIES HOUSE 07/05/03

DIRECTORS' REPORT

The directors have pleasure in submitting their report and the audited financial statements for the period ended 31 December 2002.

PRINCIPAL ACTIVITIES
The company was incorporated on 31 July 2002 having the name Dalglen (No. 836) Limited. The name was changed on 13 September 2002 to Premier Oil Group Limited. On 10 March 2003 the company re-registered as a public limited company.

The company has not traded during the period.

DIRECTORS AND THEIR INTERESTS
The directors who served during the period were as follows:

C J A Jamieson	(appointed 13 September 2002)
R T Liddell	(appointed 13 September 2002, resigned 31 January 2003)
J A van der Welle	(appointed 13 September 2002)
Dalglen Directors Limited	(resigned 13 September 2002)

Messrs C J A Jamieson and J A van der Welle each held 1 share of the company at the date of their appointment as directors and at 31 December 2002.

STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS
Company law requires the directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board



Director

25 April 2003

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF PREMIER OIL GROUP PLC

We have audited the company's financial statements for the period ended 31 December 2002 which comprise the Balance Sheet, Statement of Cash Flows and the related notes 1 to 5. These financial statements have been prepared on the basis of the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the Statement of Directors' Responsibilities the company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company is not disclosed. We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company as at 31 December 2002 and have been properly prepared in accordance with the Companies Act 1985.



Ernst & Young LLP
Registered Auditor
London
25 April, 2003

BALANCE SHEET
at 31 December 2002

	Notes	*At 31 December 2002* £
CURRENT ASSETS		
Cash at bank and in hand		2
		2
CAPITAL AND RESERVES		
Called up share capital	3, 4	2
Equity shareholders' funds:		2



Director
25 April 2003

The notes on pages 5 and 6 form part of these financial statements.

STATEMENT OF CASH FLOWS
at 31 December 2002

	Period ended 31 December 2002
	£
FINANCING	
Issue of shares	2
INCREASE IN CASH	2

Reconciliation of net cash flow to movement in net debt

	Period ended 31 December 2002
	£
Increase in cash	2
MOVEMENT IN NET DEBT	2
NET DEBT AT 31 JULY 2002	-
NET DEBT AT 31 DECEMBER 2002	2

NOTES TO THE FINANCIAL STATEMENTS
at 31 December 2002

1) ACCOUNTING POLICIES

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with applicable UK accounting standards.

2) EXPENSES

No audit fees were borne by the company in the period.

None of the directors received any emoluments in the period.

The company did not employ any staff in the period.

3) SHARE CAPITAL

Authorised

	At 31 December 2002 *£*
100,000 shares of £1 each	100,000
	100,000

Allotted, called up and fully paid

	At 31 December 2002 *£*
Shares of £1 each	2
	2

4) RESERVES

	Share capital *£*
Balance at start of period	-
Issued share capital at incorporation	2
At 31 December 2002	2

5) **SUBSEQUENT EVENTS**

On 16 September 2002, Premier Oil plc announced that it will undergo a restructuring that, subject to the satisfaction of certain conditions, will result in Premier Oil Group plc becoming the new holding company of Premier Oil plc. Premier Oil plc, the holding company of the Premier group, will cancel its existing shares and issue new shares to the Company in consideration for which the Company will issue shares to the shareholders of Premier Oil plc in proportion to their respective holdings of shares in Premier Oil plc.

Registered No. SC234781

PREMIER OIL GROUP PLC

Report and Interim Financial Statements

31 March 2003



DIRECTORS' REPORT

The directors have pleasure in submitting their report and the interim financial statements for the three month period ended 31 March 2003.

PRINCIPAL ACTIVITIES
The Company was incorporated on 31 July 2002 having the name Dalglen (No. 836) Limited. The name was changed on 13 September 2002 to Premier Oil Group Limited. On 10 March 2003 the Company re-registered as a public limited company.

The Company has not traded during the period. On 11 March 2003, the Company received a gift in cash of £50,001 from Premier Oil Overseas B.V.

STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS
Company law requires the directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board



Director

25 April, 2003

PROFIT AND LOSS ACCOUNT
For the period ended 31 March 2003

	Notes	*3 month period ended 31 March 2003* £	*5 month period ended 31 December 2002* £
Other income	2	50,001	-
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		50,001	-
Tax on profit on ordinary activities		-	-
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION		50,001	-
RETAINED PROFIT FOR THE PERIOD	4	50,001	-

There are no recognised gains or losses attributable to the shareholders of the Company other than the profit of £50,001 for the period ended 31 March 2003.

A table of the movement on reserves is given in note 4.

BALANCE SHEET
As at 31 March 2003

	Notes	*31 March 2003* £	*31 December 2002* £
CURRENT ASSETS			
Cash at bank and in hand		50,003	2
Other debtors		49,998	-
		100,001	2
CAPITAL AND RESERVES			
Called up share capital	3, 4	50,000	2
Profit and loss account	4	50,001	-
Shareholders' funds:			
Equity		50,003	2
Non-equity		49,998	-
		100,001	2



Director
25 April, 2003

The notes on pages 5 and 6 form part of these financial statements.

STATEMENT OF CASH FLOWS
For the period ended 31 March 2003

	3 month period ended 31 March 2003	*5 month period ended 31 December 2002*
	£	*£*
Gift received	50,001	-
FINANCING		
Issue of shares	-	2
INCREASE IN CASH	50,001	2

Reconciliation of net cash flow to movement in net debt

	3 month period ended 31 March 2003	*5 month period ended 31 December 2002*
	£	*£*
Increase in cash	50,001	2
MOVEMENT IN NET DEBT	50,001	2
NET DEBT AT START OF PERIOD	2	-
NET DEBT AT END OF PERIOD	50,003	2

NOTES TO THE FINANCIAL STATEMENTS
For the period to 31 March 2003

1) **ACCOUNTING POLICIES**

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with applicable UK accounting standards. These financial statements cover the activities of the Company from 1 January 2003 to 31 March 2003.

2) **OTHER INCOME**

On 11 March 2003, the Company received a gift in cash of £50,001 from Premier Oil Overseas B.V.

3) **SHARE CAPITAL**

Authorised	*31 March 2003* £	*31 December 2002* £
50,002 shares of £1 each (31 December 2002: 100,000 shares of £1 each)	50,002	100,000
49,998 3% cumulative redeemable preference shares of £1 each	49,998	-
	100,000	100,000

Allotted, called up and fully paid	*31 March 2003* £	*31 December 2002* £
Shares of £1 each	2	2
3% cumulative redeemable preference shares of £1 each	49,998	-
	50,000	2

The preference shares, which were issued at par, are redeemable 100 years from the date of issue or prior thereto at the option of the Company. They carry a dividend of 3% per annum, payable annually in arrears on 31 December. The dividend rights are cumulative. No such dividend shall be payable in respect of any period ending on or before 31 December 2003.

The preference shares carry no votes at meetings.

On a winding up of the Company, the preference shareholders have a right to receive, in preference to any payments to other shareholders, £1 per share plus any accrued dividend.

NOTES TO THE FINANCIAL STATEMENTS
For the period to 31 March 2003

4) RESERVES

	Profit and loss account £	*Share capital* £	*Total* £
Balance at start of period	-	2	2
Issue of 3% cumulative redeemable preference shares	-	49,998	49,998
Retained profit for the period	50,001	-	50,001
At 31 March 2003	50,001	50,000	100,001

5) SUBSEQUENT EVENTS

On 16 September 2002, Premier Oil plc announced that it will undergo a restructuring that, subject to the satisfaction of certain conditions, will result in Premier Oil Group plc becoming the new holding company of Premier Oil plc. Premier Oil plc, the holding company of the Premier group, will cancel its existing shares and issue new shares to the Company in consideration for which the Company will issue shares to the shareholders of Premier Oil plc in proportion to their respective holdings of shares in Premier Oil plc.

Registered No. SC234781

PREMIER OIL GROUP PLC

Report and Interim Financial Statements

31 March 2003


SCT SEFYJKQC 0342
COMPANIES HOUSE 07/05/03

DIRECTORS' REPORT

The directors have pleasure in submitting their report and the interim financial statements for the three month period ended 31 March 2003.

PRINCIPAL ACTIVITIES

The Company was incorporated on 31 July 2002 having the name Dalglen (No. 836) Limited. The name was changed on 13 September 2002 to Premier Oil Group Limited. On 10 March 2003 the Company re-registered as a public limited company.

The Company has not traded during the period. On 11 March 2003, the Company received a gift in cash of £50,001 from Premier Oil Overseas B.V.

STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS

Company law requires the directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board



Director

25 April, 2003

PROFIT AND LOSS ACCOUNT
For the period ended 31 March 2003

	Notes	*3 month period ended 31 March 2003* £	*5 month period ended 31 December 2002* £
Other income	2	50,001	-
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		50,001	-
Tax on profit on ordinary activities		-	-
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION		50,001	-
RETAINED PROFIT FOR THE PERIOD	4	50,001	-

There are no recognised gains or losses attributable to the shareholders of the Company other than the profit of £50,001 for the period ended 31 March 2003.

A table of the movement on reserves is given in note 4.

BALANCE SHEET
As at 31 March 2003

	Notes	*31 March 2003* £	*31 December 2002* £
CURRENT ASSETS			
Cash at bank and in hand		50,003	2
Other debtors		49,998	-
		100,001	2
CAPITAL AND RESERVES			
Called up share capital	3, 4	50,000	2
Profit and loss account	4	50,001	-
Shareholders' funds:			
Equity		50,003	2
Non-equity		49,998	-
		100,001	2



Director
25 April, 2003

The notes on pages 5 and 6 form part of these financial statements.

STATEMENT OF CASH FLOWS
For the period ended 31 March 2003

	3 month period ended 31 March 2003 £	*5 month period ended 31 December 2002* £
Gift received	50,001	-
FINANCING		
Issue of shares	-	2
INCREASE IN CASH	50,001	2

Reconciliation of net cash flow to movement in net debt

	3 month period ended 31 March 2003 £	*5 month period ended 31 December 2002* £
Increase in cash	50,001	2
MOVEMENT IN NET DEBT	50,001	2
NET DEBT AT START OF PERIOD	2	-
NET DEBT AT END OF PERIOD	50,003	2

NOTES TO THE FINANCIAL STATEMENTS
For the period to 31 March 2003

1) ACCOUNTING POLICIES

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with applicable UK accounting standards. These financial statements cover the activities of the Company from 1 January 2003 to 31 March 2003.

2) OTHER INCOME

On 11 March 2003, the Company received a gift in cash of £50,001 from Premier Oil Overseas B.V.

3) SHARE CAPITAL

Authorised

	31 March 2003 £	*31 December 2002* £
50,002 shares of £1 each (31 December 2002: 100,000 shares of £1 each)	50,002	100,000
49,998 3% cumulative redeemable preference shares of £1 each	49,998	-
	100,000	100,000

Allotted, called up and fully paid

	31 March 2003 £	*31 December 2002* £
Shares of £1 each	2	2
3% cumulative redeemable preference shares of £1 each	49,998	-
	50,000	2

The preference shares, which were issued at par, are redeemable 100 years from the date of issue or prior thereto at the option of the Company. They carry a dividend of 3% per annum, payable annually in arrears on 31 December. The dividend rights are cumulative. No such dividend shall be payable in respect of any period ending on or before 31 December 2003.

The preference shares carry no votes at meetings.

On a winding up of the Company, the preference shareholders have a right to receive, in preference to any payments to other shareholders, £1 per share plus any accrued dividend.

NOTES TO THE FINANCIAL STATEMENTS
For the period to 31 March 2003

4) RESERVES

	Profit and loss account	*Share capital*	*Total*
	£	*£*	*£*
Balance at start of period	-	2	2
Issue of 3% cumulative redeemable preference shares	-	49,998	49,998
Retained profit for the period	50,001	-	50,001
At 31 March 2003	50,001	50,000	100,001

5) SUBSEQUENT EVENTS

On 16 September 2002, Premier Oil plc announced that it will undergo a restructuring that, subject to the satisfaction of certain conditions, will result in Premier Oil Group plc becoming the new holding company of Premier Oil plc. Premier Oil plc, the holding company of the Premier group, will cancel its existing shares and issue new shares to the Company in consideration for which the Company will issue shares to the shareholders of Premier Oil plc in proportion to their respective holdings of shares in Premier Oil plc.